Exhibit 99.1
Agreement No. 20070413.019.A.007

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.
FURTHER AMENDED
AND RESTATED
INFORMATION TECHNOLOGY
SERVICES AGREEMENT
Agreement Number: 20070413.019.A.007
BY AND BETWEEN
AT&T SERVICES, INC.
AND
AMDOCS, INC.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Draft
Agreement Number: 20070413.019.A.007

1.	BACKGROUND AND OBJECTIVES		1
	1.1	Information Technology Services	1
	1.2	Goals and Objectives	2
	1.3	Interpretation	2
2.	DEFINITIONS AND DOCUMENTS		2
	2.1	Definitions	2
	2.2	Other Terms	20
	2.3	Associated Contract Documents	20
3.	TERM		22
	3.1	Initial Term	22
	3.2	Extension	22
4.	SERVICES		23
	4.1	Overview	23
	4.2	Transition Services	24
	4.3	Termination Assistance Services	26
	4.4	Use of Third Parties	31
	4.5	Work Stoppage Services	32
5.	REQUIRED CONSENTS		32
	5.1	Amdocs Responsibility	32
	5.2	AT&T Responsibility	32
	5.3	Financial Responsibility for Unobtained Required Consents	32
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

i

Draft
Agreement Number: 20070413.019.A.007

(continued)

	5.4	Contingent Arrangements	32
	5.5	Cooperation	33
6	FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES		33
	6.1	Service Facilities/Location	33
	6.2	Use of Amdocs Facilities	39
	6.3	AT&T Rules/Employee Safety	39
	6.4	Software	40
	6.5	Equipment	42
	6.6	Third Party Contracts	43
	6.7	Assignment of Third Party Contracts	44
	6.8	License to AT&T-Owned Software and Third Party Software	47
	6.9	License to Amdocs-Owned Materials and Third Party Software	48
	6.10	Asset Tracking	49
	6.11	Managed Third Parties	49
	6.12	Notice of Defaults	51
7	SERVICE LEVELS		51
	7.1	General	51
	7.2	Service Level Credits	51
	7.3	Problem Analysis	52
	7.4	Measurement and Monitoring	52
	7.5	Satisfaction Surveys	53
	7.6	Notice of Default	53
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Draft
Agreement Number: 20070413.019.A.007

(continued)

8.	PERSONNEL		53
	8.1	Transitioned Employees	53
	8.2	Employee Benefit Plans	56
	8.3	Designated Amdocs Personnel and Critical Support Personnel	58
	8.4	Other Deployment of Transitioned Employees	59
	8.5	[**]	59
	8.6	[**] Designated Amdocs Personnel	59
	8.7	Amdocs Personnel Are Not AT&T Employees	59
	8.8	Replacement, Qualifications and Retention of Amdocs Personnel	60
	8.9	Conduct of Amdocs Personnel	61
	8.10	Substance Abuse	62
	8.11	Union Agreements	62
	8.12	Labor Disputes	62
9.	AMDOCS RESPONSIBILITIES		63
	9.1	Policy and Procedures Manual	63
	9.2	Governance	65
	9.3	Reports	65
	9.4	Quality Assurance	65
	9.5	[**] Strategic Decisions and Authority	67
	9.6	Change Management	69
	9.7	Software Currency	70
	9.8	Access to Specialized Amdocs Skills and Resources	71
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Draft
Agreement Number: 20070413.019.A.007

(continued)

	9.9	Audit Rights	71
	9.10	Subcontractors	74
	9.11	Amdocs Diversity	76
	9.12	Government Contract Flow-Down Clauses	76
	9.13	Disaster Recovery and Business Continuity Plan	77
10.	AT&T RESPONSIBILITIES		77
	10.1	Responsibilities	77
	10.2	Savings Clause	78
11.	CHARGES		79
	11.1	General	79
	11.2	Reimbursable Expenses / [**]	80
	11.3	Incidental Expenses	81
	11.4	Taxes	81
	11.5	New Services	83
	11.6	Extraordinary Events	85
	11.7	Technology	86
	11.8	Proration	87
	11.9	Refundable Items	87
	11.10	[**]	87
	11.11	[**]	88
	11.12	Inspection of Work	88
12.	INVOICING AND PAYMENT		88
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Draft
Agreement Number: 20070413.019.A.007

(continued)

	12.1	Invoicing	88
	12.2	Payment Due	89
	12.3	[**]	89
	12.4	Disputed Charges	89
13.	AT&T DATA AND OTHER PROPRIETARY INFORMATION		90
	13.1	AT&T Ownership of AT&T Data	90
	13.2	Safeguarding AT&T Data	91
	13.3	Customer Information	91
	13.4	Confidentiality	93
	13.5	Reserved	96
	13.6	File Access	96
14.	OWNERSHIP OF MATERIALS		96
	14.1	AT&T-Owned Materials	96
	14.2	Developed Materials	97
	14.3	Amdocs-Owned Materials	97
	14.4	Other Materials	98
	14.5	Placement of Accurate Legends	99
	14.6	General Rights	99
	14.7	AT&T Rights Upon Expiration or Termination of Agreement	100
15.	REPRESENTATIONS, WARRANTIES AND COVENANTS		104
	15.1	Work Standards	104
	15.2	Maintenance, Efficiency and Cost Effectiveness	104
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

v

Draft
Agreement Number: 20070413.019.A.007

(continued)

	15.3	Software	105
	15.4	Non-Infringement	106
	15.5	Authorization	107
	15.6	Inducements	108
	15.7	Malicious Code	108
	15.8	Disabling Code	108
	15.9	Compliance with Laws	108
	15.10	Interoperability	114
	15.11	Offshore Transfer or Processing of AT&T Data	115
	15.12	Disclaimer	117
16.	INSURANCE AND RISK OF LOSS		117
	16.1	Insurance	117
	16.2	Risk of Loss	121
	16.3	Third Party Administrator	122
17.	INDEMNITIES		122
	17.1	Indemnity by Amdocs	122
	17.2	Indemnity by AT&T	125
	17.3	Additional Indemnities	126
	17.4	Environmental	126
	17.5	Indemnification Procedures	128
	17.6	Indemnification Procedures--Governmental Claims	129
	17.7	Subrogation	130
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Draft
Agreement Number: 20070413.019.A.007

(continued)

18.	LIABILITY		130
	18.1	General Intent	130
	18.2	Force Majeure	130
	18.3	Limitation of Liability	132
19.	DISPUTE RESOLUTION		134
	19.1	Informal Dispute Resolution	134
	19.2	Arbitration	135
	19.3	Continued Performance	137
	19.4	Governing Law	138
	19.5	Venue and Jurisdiction	138
20.	TERMINATION		138
	20.1	Termination for Cause	138
	20.2	Critical Services	139
	20.3	Termination for Convenience	140
	20.4	Termination Upon Amdocs Change of Control	140
	20.5	Termination Upon AT&T Mergers and Acquisitions	141
	20.6	Termination Upon Extraordinary Event	141
	20.7	Insolvency	142
	20.8	Partial Termination	143
	20.9	Equitable Remedies	144
21.	GENERAL		144
	21.1	Binding Nature and Assignment	144
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Draft
Agreement Number: 20070413.019.A.007

(continued)

21.2	Entire Agreement; Amendment	146
21.3	Notices	146
21.4	Counterparts	148
21.5	Headings	148
21.6	Relationship of Parties	148
21.7	Severability	148
21.8	Consents and Approval	149
21.9	Waiver of Default; Cumulative Remedies	149
21.10	Survival	149
21.11	Publicity	150
21.12	Third Party Beneficiaries	150
21.13	Order of Precedence	150
21.14	Hiring of Employees	150
21.15	Further Assurances	151
21.16	No Liens	151
21.17	Covenant of Good Faith	151
21.18	Reservation of Licenses and Rights	151
21.19	Acknowledgment	152
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.001
FURTHER AMENDED AND RESTATED
INFORMATION TECHNOLOGY SERVICES AGREEMENT
     This Further Amended and Restated Information Technology Services Agreement (the “FARA”), dated as of December 31, 2009 (the “FARA Effective Date”), amends and restates in its entirety the Amended and Restated Information Technology Services Agreement which was entered into effective December 28, 2007, by and between AT&T Services, Inc., a Delaware corporation (“AT&T”), and Amdocs, Inc., a Delaware corporation (“Amdocs” or “Supplier”) as the same has been amended by the Parties (the “Agreement”).
     WHEREAS, for the avoidance of doubt, unless otherwise indicated, references to the FARA refer to the Agreement as amended and restated hereby and references to this Agreement include references to the Agreement prior to and as amended and restated hereby;
     WHEREAS, through this FARA the Parties are agreeing to Amdocs’ provision of new and additional Services, namely the Zebra Services (as defined herein) and providing a framework under which Amdocs can provide other new or additional services as may be agreed to by the Parties;
     WHEREAS, AT&T and Amdocs have engaged in extensive negotiations, discussions and due diligence that have culminated in the formation of the contractual relationship described in this Agreement; and
     WHEREAS, AT&T desires to procure from Amdocs, and Amdocs desires to provide to AT&T, the products and services described in this Agreement, on the terms and conditions specified herein;
     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and of other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, AT&T and Amdocs (collectively, the “Parties” and each, a “Party”) hereby agree as follows:
1.	BACKGROUND AND OBJECTIVES.

1.1	Information Technology Services.

AT&T hereby engages Amdocs to perform all of the obligations set forth in this
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Agreement, including the Services, and Amdocs hereby accepts such engagement and promises to perform according to this Agreement. Amdocs hereby assumes full and total responsibility for performing the Services in accordance with the terms of this Agreement.
1.2	Goals and Objectives.

The Parties acknowledge and agree that the specific goals and objectives of the Parties in entering into this Agreement are to provide services for Application Software, as may be agreed to pursuant to this Agreement, to AT&T [**], without compromising quality of performance or service levels. As such, this Agreement is designed to permit Amdocs to internally manage its resources while being accountable to AT&T for the quality of its performance and the service levels.

1.3	Interpretation.

The provisions of this Article 1 are intended to be a general introduction to this Agreement and are not intended to expand the scope of the Parties’ obligations or alter the plain meaning of this Agreement’s terms and conditions, as set forth hereinafter. However, to the extent the terms and conditions of this Agreement are unclear or ambiguous, such terms and conditions are to be construed so as to be consistent with the background and objectives set forth in this Article 1.

2.	DEFINITIONS AND DOCUMENTS.

2.1	Definitions.

As used in this Agreement:

“Accenture Agreement” means the following work orders issued under the respective referenced agreement between AT&T and Accenture LLP (the “Accenture Work Orders”):
(i)	Work Order Number 04034740.S.001.A.001;

(ii)	Work Order Number 05041164.A.003;

(iii)	Work Order Number 04034740;

(iv)	Work Order Number 04038710;
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(v)	Work Order Number P06871.S.126 and

(vi)	with respect to other Services, such work orders or contracts expressly designated by the Parties and agreed to in writing.
“Accenture Work Orders” has the meaning provided within the definition of “Accenture Agreement” above in this Section 2.1.

“Accenture Resources” means the individuals assigned by Accenture LLP to perform services for AT&T under the Accenture Work Orders as of the date Amdocs assumes responsibility for the performance of the applicable Services under this Agreement.

“Acceptance” means the determination, [**], that Software, Developed Materials and/or other contract deliverables are in Compliance. If applicable, such determination shall be made following implementation, installation, testing and execution in the production environment for a number of cycles to be determined by AT&T, but in no case more than [**] cycles, [**] and [**] cycle (provided that AT&T [**], that Software, Developed Materials and/or other contract deliverables are demonstrated to be in Compliance. Notwithstanding the foregoing, if AT&T uses the deliverable in production, as stated above, the deliverable has met the applicable Service Levels and/or Specifications and AT&T has not, within [**] days of the later of the applicable production installation or conversion date, notified Amdocs in writing of any missing material functionality or any non-Compliance with the Specifications, Acceptance will be deemed to have occurred.

“Acme Applications” has the meaning provided within the definition of “Applications” below in this Section 2.1.

“Acme SE Applications” has the meaning provided within the definition of “Applications” below in this Section 2.1.

“Acme Services” means the Services performed or required to be performed with respect to the Acme Applications.

“Acquired Rights Directive” means EC Directive 2001/23, dated March 12, 2001 (and applicable national or state measures or judicial decisions interpreting same).

“ADM” means application development and maintenance and references generally the type of Services being performed by Amdocs under this Agreement.

“Affiliate” means, generally, with respect to any Entity, any other Entity Controlling,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Controlled by or under common Control with such Entity.

“Amdocs Account Office” means, collectively, the Amdocs Account Executive and the Amdocs Account Manager as defined in Schedule D, Part 4.

“Amdocs Facility(ies)” means, individually and collectively, the facilities owned or leased by Amdocs (or its Affiliates or Subcontractors) from which Amdocs (or its Affiliates or Subcontractors) provides any of the Services. Amdocs Facilities are listed on Schedule N.2, together with any applicable limitations respecting such Services that may be performed at each such Amdocs Facility.

“Amdocs Owned Materials” has the meaning ascribed to such term in Section 14.3(a).

“Amdocs Owned Software” means any Software owned by Amdocs (or an Amdocs Affiliate or Subcontractor) and used to provide the Services.

“Amdocs Personnel” means those employees, representatives, contractors, subcontractors and agents of Amdocs, Subcontractors and Amdocs Affiliates who perform any Services under this Agreement. Amdocs Personnel shall include Transitioned Employees.

“Amdocs Required Consents” means the Required Consents for which Amdocs has financial responsibility under Section 6.4(a).

“Applications” and “Application Software” mean those software application programs and programming (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) used to support certain day-to-day business operations and accomplish specific business objectives of AT&T and the Eligible Recipients, consisting of:
(i)	the software application programs listed in Schedule A.a (Acme) (the “Acme Applications”), which includes Applications designated in Schedule A.a as Acme SE Applications (the “Acme SE Applications”); and

(ii)	the software application programs listed in Schedule A.b (Replica) (the “Replica Applications”) (e.g., various customer care and billing retail solutions and Internet services and long distance software applications); and
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(iii)	the software application programs listed in Schedule A.c (Diamond) (the “Diamond Applications”); and

(iv)	the software application programs listed in Schedule A.d (Zebra) (the “Zebra Applications”).
in each case, together with related other programs and programming supporting such software, such as tools. Applications Software shall include all such programs or programming in use or required to be used as of the applicable Commencement Date, including those listed on Schedule A. Applications Software also shall include all such programs or programming developed and/or introduced by or for AT&T or the Eligible Recipients on or after the Commencement Date.

“AT&T Contract Office” means, collectively, the AT&T Contract Executive and the AT&T Contract Manager as defined in Schedule D, Part 4.

“AT&T Data” means any data or information of AT&T or any Eligible Recipient, and any data or information of the customers of AT&T or any Eligible Recipient, that is provided to or obtained by Amdocs in the performance of its obligations under this Agreement, including [**] and information with respect to the businesses, customer, operations, facilities, products, rates, regulatory compliance, competitors, consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections, revenues and finances of AT&T or any Eligible Recipient. AT&T Data also means any data or information created, generated, collected or processed by Amdocs in the performance of its obligations under this Agreement, including data processing input and output, service level measurements, asset information, third party service and product agreements, contract charges and retained and Pass-Through expenses.

“AT&T Employee” means the employees of AT&T who, during the twelve (12) months preceding the applicable Commencement Date, performed any of the applicable Services to be provided by Amdocs.

“AT&T Facilities” means the facilities listed in Schedule N.1 provided by AT&T or the Eligible Recipient for the use of Amdocs to the extent necessary to provide the Services.

“AT&T-Owned Software” means Software owned by AT&T or an Eligible Recipient and used, operated, maintained or supported by or on behalf of Amdocs under or in connection with this Agreement.

“AT&T Personal Data” means that portion of AT&T Data that is subject to any Privacy
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Laws and includes Customer Information (for example, under 47 U.S.C. §222(b)).

“AT&T Personnel” means the employees, agents, contractors or representatives of AT&T who performed any of the services to be provided by Amdocs during the twelve (12) months preceding the applicable Commencement Date.

“AT&T Required Consents” means the Required Consents for which AT&T has financial responsibility under Section 6.4(a).

“AT&T Third Party Contractors” has the meaning ascribed to such term in Section 4.4(a).

“Annual Development Budget” shall mean the total number of hours associated with the four Quarterly Forecasts (as defined in Schedule I.c) in a given Contract Year, which shall constitute that Contract Year’s Annual Development Budget.

“Bankruptcy Code” means Title 11 of the United States Code.

“Bankruptcy Rejection” has the meaning ascribed to such term in Section 20.7(b).

“Benchmarker” has the meaning ascribed to such term in Section 11.10(a).

“Benchmarking” has the meaning ascribed to such term in Section 11.10(a).

“Bi-weekly Releases” means application releases occurring every other week.

“Business Continuity” means AT&T’s overall, enterprise-wide plans and activities intended to enable continued business operation in the event of any unforeseen interruption (e.g., plans and activities to move a department or business unit to a new location in the event of a business disruption).

“CABS Bi-Monthly Releases” means CABS releases occurring every other month. These releases coincide with Retail Major Releases or Retail Minor Releases.

“Change” means any change to the (a) Services or (b) Software, Systems or Equipment including changes to programs, manual procedures, job control language statements, distribution parameters or schedules applicable to the Services. Changes described in clause (b) above are also referred to as “System Changes.”

“Change Management” means the processes relating to planning and performing all
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Changes. The Change Management process will support and include checkpoints to determine any potential or required Change Management Procedures.

“Change Management Procedures” has the meaning ascribed to such term in Section 9.6 and as shall be codified in the Policy and Procedures Manual.

“Charges” means the amounts set forth in Article 11 and Schedule I as charges for the Services.

“Commencement Date” means, with respect to the Acme Services, May 16, 2007, or, with respect to new or additional Services agreed upon by the Parties following the Effective Date of the original and un-amended Agreement (e.g., the Replica Services or the Diamond Services or the Zebra Services), the applicable date(s) for the assumption by Amdocs of responsibility for such new or additional Services as shall be provided in the applicable Transition Plan or Order or other written agreement between the Parties.

“Compliance” and “Comply” means, with respect to Software, Equipment, Systems or other contract deliverables to be implemented, designed, developed, delivered, integrated, installed and/or tested by Amdocs, compliance in all material respects with the Specifications.

“Composite Labor Rate” has the meaning ascribed to such term in Schedule I.

“Contract Year” means a period during the term of this Agreement commencing on the Commencement Date or an anniversary thereof and ending on the date one (1) year thereafter (or, if earlier, on the last day of the term of this Agreement). If any Contract Year is less than twelve (12) months, the rights and obligations, including any applicable Charges, under this Agreement that are calculated on a Contract Year basis will be proportionately adjusted for such shorter period.

“Control” and its derivatives mean: (a) the legal, beneficial or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in an Entity or (ii) equity interests having the right to at least 50% of the profits of an Entity or, in the event of dissolution, to at least 50% of the assets of an Entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the Entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an Entity (or one of its Affiliates) of the position of sole general partner.

“Customer Information” means that portion of the AT&T Data consisting of
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
information of or about a customer of AT&T or an Eligible Recipient, including customer name, address, e-mail address, and/or phone number (listed or unlisted); personal information such as birth date, social security number, drivers license number, credit card information, bank account or personal identification numbers; information concerning calling patterns, call details, records of incoming or outgoing calls, or minutes of use or other use of AT&T’s or an Eligible Recipient’s services; information related to payments, credit status, and transactions with AT&T or an Eligible Recipient; demographic information; or aggregate customer data including aggregate data with individual identifying information deleted and CPNI.

“Customer Proprietary Network Information” or “CPNI” means that portion of the AT&T Data consisting of (i) “customer proprietary network information” as defined under the Communications Act of 1934, as amended, including by the Telecommunications Act of 1996, and applicable Federal Communications Commission orders and regulations; (ii) any of the following information of any customer of AT&T or any Eligible Recipient, or any customer of any such customer, whether individual or aggregate, whether or not including identifying information: names, addresses, phone numbers, calling patterns, quantity, nature, technical configurations, locations, types, destinations or amount of use of telecommunications services received or calls received or made; (iii) information contained on the telephone bills of AT&T’s or any Eligible Recipient’s customers (including the customers of such customers) pertaining to telephone exchange service or telephone toll service received by a customer of AT&T or of any Eligible Recipient, or a customer of such customer; (iv) unlisted customer numbers; (v) aggregate customer data with individual identifying information deleted; or (vi) information available to AT&T or any Eligible Recipient by virtue of AT&T’s or any Eligible Recipient’s relationship with its customers as a provider of telecommunications service, or by virtue of their customers’ relationships with their own customers as a provider(s) of telecommunications services.

“Critical Support Personnel” means those individuals identified as Critical Support Personnel in Schedule L as critical to the ongoing success of Amdocs’ delivery of the Services to AT&T and the Eligible Recipients.

“Designated Amdocs Personnel” means the Amdocs Personnel filling the positions designated in Schedule B as “Designated Amdocs Personnel.”

“Developed Materials” means any Materials, or any modifications, enhancements or derivative works thereof, developed by or on behalf of Amdocs for AT&T in connection with or as part of the Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
“Diamond Applications” has the meaning provided within the definition of “Applications” in this Section 2.1.

“Diamond Services” means the Services performed or required to be performed with respect to the Diamond Applications.

“Disabling Code” means computer instructions, features or functions that may permit Amdocs or a third party to, or may automatically: (a) alter, destroy or inhibit Software and/or a processing environment; (b) erase, destroy, corrupt or modify any data, programs, materials or information used by AT&T or an Eligible Recipient or store any data, programs, materials or information on AT&T’s or an Eligible Recipient’s computers without the consent of AT&T; (c) discontinue AT&T’s effective use of the Software; or (d) bypass any internal or external software security measure to obtain access to any hardware or software of AT&T or an Eligible Recipient without the consent or knowledge of AT&T, including other programs’ data storage and computer libraries. Disabling Code includes programs that self-replicate without manual intervention, instructions programmed to activate at a predetermined time or upon a specified event and/or programs purporting to do a meaningful function but designed for a different function.

“Disaster Recovery” means the specific plans and activities required to continue provisioning the Services in the event of an unforeseen interruption. The Disaster Recovery plans and activities include support and coordination with the Business Continuity plans and activities.

“EAR Denied Persons List” means the Export Administration Regulations denied persons list of the Bureau of Industry and Security of the United States Department of Commerce, as updated, or such other list of the United States that may replace, or be of similar subject matter to, the Export Administration Regulations denied persons list.

“Effective Date” means, with respect to the Acme Services, April 17, 2007 (i.e., the date of the original and un-amended Agreement), or with respect to new or additional Services, the date of the Parties’ agreement therefor (e.g., December 28, 2007 with respect to the Replica Services, or February 1, 2009 with respect to the Diamond Services or the FARA Effective Date with respect to the Zebra Services).

“Eligible Recipients” means, collectively, and to the extent such Entity is receiving Services under this Agreement, the following:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(a)	AT&T;

(b)	[**]; and

(j)	other entities to which the Parties agree.
“Employment Effective Date” means, with respect to each Transitioned Employee, the date that such Transitioned Employee begins employment with Amdocs, in accordance with applicable Laws.

“End User” means all Eligible Recipients (and their respective employees, contractors, subcontractors, agents and representatives, other than Amdocs and its Subcontractors) and other persons or entities designated by AT&T to receive or use the Software, Equipment, Systems or Services provided, developed, operated or maintained by Amdocs under this Agreement.

“Entity” means a corporation, partnership, joint venture, trust, limited liability company, association or other organization or Entity.

“Equipment” means all computing, networking and communications equipment procured, provided, operated, supported or used by Amdocs in connection with the Services, including (i) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices and cabling, (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices and cabling, and (iii) voice/video telecommunications and network equipment and associated attachments, features, accessories, peripheral devices and cabling.

“Equipment Leases” means all leasing arrangements whereby AT&T leases Equipment which will be used by Amdocs to perform the Services.

“Event of Loss” has the meaning ascribed to such term in Section 16.2.

“Extraordinary Event” has the meaning ascribed to such term in Section 11.6(a).

“FCPA” means the Foreign Corrupt Practices Act.

“Full Time Equivalent” or “FTE” mean a level of effort, excluding vacation, holidays, training, administration and other non-productive time (but including a reasonable amount of additional work outside normal business hours), equivalent to that which
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
would be provided by one person working full time for one year. Unless otherwise agreed, one (1) person’s total effort during any period shall not amount to more than (1) FTE in such period.

“Function Point” or “FP” means a metric that describes a unit of work product suitable for quantifying application software from the end-user’s point of view and based on a weighted sum of the numbers of inputs, outputs, files inquiries and interfaces provided to, or generated by, the applicable software according to the International Function Point User Group (“IFPUG”) standard.

“Functional Service Area” means each of the following portions of the Services: the Acme Services as a whole, the Replica Services as a whole, the Diamond Services as a whole, the Zebra Services as a whole, Maintenance and Support Services as a whole (i.e., for the Acme, Replica, Diamond, and Zebra Applications), Development Services as a whole (i.e., for the Acme, Replica, Diamond and Zebra Applications), Maintenance and Support Services for only the Acme Applications, Development Services for only the Acme Applications, Development Services for only the Diamond Applications, Maintenance and Support Services for only the Replica Applications, Maintenance and Support for only the Diamond Applications, Maintenance and Support for only the Zebra Applications, Development Service for only the Zebra Applications, and Development Services for only the Replica Applications.

“Hazardous Materials” means each and every element, compound, chemical mixture, contaminant, pollutant material, waste or other substance which is defined, determined or identified as hazardous or toxic under any environmental Law or the release of which is prohibited or restricted under any environmental Law.

“Include” and its derivatives mean “including without limitation.” This term is as defined, whether or not capitalized in this Agreement.

“Income Tax” means any tax on or measured by the net income of a Party (including taxes on capital or net worth that are imposed as an alternative to a tax based on net or gross income), or taxes which are of the nature of excess profits tax, minimum tax on tax preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, capital gains tax or franchise tax for the privilege of doing business.

“[**]” means that [**] in writing.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
“[**]” means the individuals assigned by [**].

“[**]” has the meaning provided within the definition of “[**]” above in this Section 2.1.

“[**]” means the individuals assigned by [**] to perform services for AT&T under the [**] as of the Commencement Date for the Replica Services.

“[**]” has the meaning provided within the definition of “[**]” above in this Section 2.1.

“[**]” means the [**] Acme Resources, the [**] Replica Resources and the [**] Zebra Resources.

“[**]” means the individuals assigned by [**] to perform services for AT&T under the [**] as of the Commencement Date for the Zebra Services.

“[**]” has the meaning provided within the definition of “[**]” above in this Section 2.1.

“Initial Term” has the meaning ascribed to such term in Section 3.1.

“IT” means information technology.

“LAN” means local area network.

“Laws” means all national, federal, intergovernmental, regional, common, state and local laws, statutes, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, orders, interpretive letters and other official releases of or by any government or quasi-governmental authority, or any authority, department or agency thereof, or any self-regulatory organization, anywhere in the world, including Privacy Laws.

“Long-Range IT Plan” means a long-range, comprehensive plan for AT&T’s IT systems, processes, technical architecture and standards.

“Losses” means all losses, liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest, compliance and penalties).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
“Major Release” means a new version of Software that includes changes to the architecture and/or adds new features and functionality in addition to the original functional characteristics of the preceding software release. These releases are usually identified by full integer changes in the numbering, such as from “7.0” to “8.0,” but may be identified by the industry as a major release without the accompanying integer change. Major Releases consist of Retail Major Releases, Wholesale Major Releases and CABS Bi-Monthly Releases.

“Malicious Code” means (i) any code, program or sub-program whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program or to halt, disable or interfere with the operation of the Software, code, program or sub-program itself or (ii) any device, method or token that permits any person to circumvent the normal security of the Software or the system containing the code.

“Managed Third Parties” means the AT&T Third Party Contractors listed on Schedule C and any substitute or replacement third party contractors reasonably designated by AT&T.

“Materials” means, collectively, Software, literary works, other works of authorship, specifications, design documents and analyses, processes, methodologies, programs, program listings, programming tools, documentation, reports, drawings, databases and similar work product.

“Minor Release” means a scheduled release containing small functionality updates and/or accumulated resolutions to defects or non-conformances made available since the immediately preceding release (whether Major Release or Minor Release). Minor Releases shall include maintenance releases which are supplemental to and made available between Major Releases and other Minor Releases, issued and provided under specific vendor service level or maintenance obligations and contain only accumulated resolutions or mandated changes. These releases are usually identified by a change in the decimal numbering of a release, such as “7.12” to “7.13.” A Minor Release consists of all Retail Minor Releases, Wholesale Minor Releases and CABS Bi-Monthly Releases within a given month.

“Monthly Charge” means the total Amdocs charges set forth in Schedule I associated with the performance of the Services in a given month in accordance with the Service Levels and Amdocs responsibilities under this Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
“New Advances” has the meaning ascribed to such term in Section 11.7(c).

“New Services” means services requested by AT&T and provided by Amdocs to AT&T that are [**], the Services as of the time of the determination of the nature of the services, and for which there is no current charging methodology provided in this Agreement.

“Noncompliance” means noncompliance in any material respect with the Specifications.

“Offshore Services” has the meaning given to it in Section 15.11(a).

“Order” means a document substantially in the form of Exhibit 3.

“Out-of-Pocket Expenses” means reasonable and actual out-of-pocket expenses incurred by Amdocs that are approved in advance by AT&T, for which Amdocs is entitled to be reimbursed by AT&T under this Agreement and which are otherwise in accordance with AT&T’s Expense Guide and Policies attached hereto as Exhibit 4. Out-of-pocket expenses shall not include Amdocs’ [**].

“[**]” means the expenses listed in Schedules C or I, [**], in accordance with [**]in connection with [**].

“Policy and Procedures Manual” has the meaning ascribed to such term in Section 9.1(a).

“Privacy Laws” means Laws relating to data privacy, trans-border data flow or data protection such as the implementing legislation and regulations of the European Union member states under the European Union Directive 95/46EC.

“Project List” means the list of Projects identified in Schedule K.

“Projects” has the meaning ascribed to such term in Schedule D.

“Proprietary Information” has the meaning ascribed to such term in Section 13.4(a).

“Relocate” or “Relocation” shall mean, with respect to the relocation of any Transitioned Employee, any relocation of a Transitioned Employee’s primary work location which causes the Transitioned Employee’s primary work location to be more than [**] miles from that Transitioned Employee’s primary work location as of the Transitioned Employee’s Employment Effective Date. No such relocation, regardless of distance, shall be considered a Relocation within the meaning of this Section to the extent
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
such relocation was [**].

“Replica Applications” has the meaning provided within the definition of “Applications” above in this Section 2.1.

“Replica Services” means the Services performed or required to be performed with respect to the Replica Applications.

“Reports” has the meaning ascribed to such term in Section 9.3(a).

“Required Consents” means the consents (if any) required to be obtained: (i) to grant Amdocs the right to use and/or access the AT&T licensed Third Party Software in connection with providing the Services; (ii) to grant AT&T and the Eligible Recipients the right to use and/or access the Amdocs Owned Software and Third Party Software and Equipment acquired, operated, supported or used by Amdocs in connection with providing the Services; (iii) to assign or transfer to AT&T any Developed Materials, (iv) to assign or transfer to AT&T or its designee Third Party Software, Third Party Contracts, Equipment leases or other rights following the expiration or termination of this Agreement to the extent provided in this Agreement; and (v) all other consents required from third parties in connection with Amdocs’ provision of the Services.

“Retail Major Releases” means Legacy Care, Legacy Billing, Legacy Retail Ordering application releases in February, June and October.

“Retail Minor Releases” means Legacy Care, Legacy Billing, Legacy Retail Ordering application releases occurring once a month.

“Root Cause Analysis” means the formal process, specified in the Policy and Procedures Manual, to be used by Amdocs to diagnose problems at the lowest reasonable level so that corrective action can be taken that will eliminate repeat failures. Amdocs shall implement a Root Cause Analysis as specified in Section 7.3 or as requested by AT&T.

“SDN Blocked Persons List” means the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury, as it is updated, or such other list of the United States as may replace, or be of similar subject matter to, the Specially Designated Nationals and Blocked Persons list.

“Service Level Credits” has the meaning ascribed to such term in Section 7.2 and Schedule F.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
“Service Levels” means, individually and collectively, the performance standards for the Services set forth in Schedule F.

“Service Taxes” means all sales, use, excise and other similar taxes that are assessed against either Party on the provision of the Services as a whole, or on any particular Service received by AT&T or the Eligible Recipients from Amdocs, excluding Income Taxes.

“Services” has the meaning ascribed to such term in Section 4.1.

“Software” means computer programs, together with input and output formats, the applicable source or object codes, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all authorized reproductions, corrections, updates, new releases, and new versions of such Software and shall further include all enhancements, translations, modifications, updates, upgrades, new releases, substitutions, replacements and other changes to such computer programs.

“Specialized Services” has the meaning ascribed to such term in Section 9.8.

“Special Releases (Off Releases)” means releases that do not follow a recurring calendar schedule. The Special Release may contain date-specific dependencies.

“Specifications” means, with respect to any contract deliverables to be designed, developed, delivered, integrated, installed and/or tested by Amdocs, the applicable technical, design and/or functional specifications, including as set forth in Schedules D or G, in third party vendor standard documentation, in a New Services or project description requested and/or approved by AT&T or otherwise agreed upon in writing by the Parties.

“Strategic Decisions” has the meaning ascribed to such term in Section 9.5(a).

“Subcontractors” means subcontractors (of any tier) of Amdocs, including Shared Subcontractors (as defined in Section 9.10(b)). The initial list of Subcontractors approved by AT&T is set forth on Schedule C.2. Schedule C.2 may be amended during the term of this Agreement in accordance with Section 9.10.

“System” means an interconnected grouping of Equipment, Software and associated
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
operating environment, attachments, features, accessories, peripherals and cabling, and all additions, modifications, substitutions, upgrades or enhancements to such System, to the extent a Party has financial or operational responsibility for such System or System components under Schedule D. System shall include all Systems in use as of the applicable Effective Date, all additions, modifications, substitutions, upgrades or enhancements to such Systems and all Systems installed or developed by or for AT&T or Amdocs following the applicable Effective Date.

“[**]” means that [**].

“[**]” means the individuals assigned by [**].

“[**]” has the meaning provided within the definition of “[**]” above in this Section 2.1

“[**]” means the individuals assigned by [**].

“[**]” has the meaning provided within the definition of “[**]” above in this Section 2.1.

“[**]” means the individuals assigned by [**] as of the date Commencement Date for the Replica Services.

“[**]” has the meaning provided within the definition of “[**]” above in this Section 2.1

“[**]” means the [**].

“[**]” means the individuals assigned by [**] as of the date Commencement Date for the Zebra Services.

“[**]” has the meaning provided within the definition of “[**]” above in this Section 2.1.

“Term” has the meaning ascribed to such term in Section 3.2 of this Agreement.

“Termination Assistance Services” means the termination/expiration assistance requested by AT&T to allow the Services to continue without interruption or adverse effect and to facilitate the orderly transfer of the Services to AT&T or its designee, as such assistance is further described in Section 4.3 and Schedule H.

“Termination Charge” means the total Termination Charges payable by AT&T upon termination pursuant to Section 20.3 and as set forth in Schedule M.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
“Testing” with respect to the Developed Materials, means the performance of the applicable tests and procedures set forth in or developed pursuant to this Agreement, as well as any other tests and procedures which AT&T, in consultation with Amdocs, may deem necessary or desirable or which the Parties may agree upon in determining whether the Developed Materials are in Compliance.

“Third Party Contracts” means all agreements between third parties and AT&T or Amdocs that have been or will be used to provide the Services. Third Party Contracts, with respect to a set of Services, shall include all such agreements in effect as of the applicable Effective Date, including those contracts identified in Schedule C and those as to which Amdocs received notice and/or access prior to the applicable Effective Date. Third Party Contracts with respect to a set of Services also shall include those third party agreements entered into by Amdocs following the applicable Effective Date.

“Third Party Software” means all Software products (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are provided by third party licensors (including Affiliates of the Parties) under license or lease to Amdocs or AT&T that has been or will be used to provide the Services. Third Party Software with respect to a set of Services shall include all such programs or programming in use as of the applicable Effective Date, including those identified on Schedules A and E, and those as to which Amdocs received notice and/or access prior to the applicable Effective Date. Third Party Software with respect to a set of Services also shall include all such programs or programming licensed and/or leased after the applicable Effective Date.

“Transition Milestone” means each date identified on the applicable Transition Plan as a milestone by which Amdocs shall have completed a certain task or set of tasks in such Transition Plan in a manner acceptable to AT&T.

“Transition Period” means, with respect to a set of Services, the period that commences 12:00:01 a.m., Eastern Time, on the applicable Effective Date and expires 11:59:59 p.m., Eastern Time, on the date specified for the completion of the Transition Services as specified in the applicable Transition Plan, unless expressly extended in writing by AT&T.

“Transition Plan” means, with respect to a set of Services, the plan set forth in Schedule G and developed pursuant to Section 4.2 hereof, which identifies all material transition tasks and deliverables to be undertaken by the Parties in connection with the transition of such Services to Amdocs, the completion of all Transition Period enhancement projects
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
to be completed during the applicable Transition Period, and the dates by which each will be completed.

“Transition Services” means the services, functions and responsibilities described in Section 4.2 to be performed by Amdocs during the applicable Transition Period.

“Transitioned Employees” means the employees of AT&T or its Affiliates, on the applicable Effective Date, who accept Amdocs’ offer of new employment with Amdocs and become employees of Amdocs as contemplated in Article 8. Upon being employed by Amdocs, such Transitioned Employees shall be deemed to be Amdocs Personnel as defined herein.

“Transitioned Personnel” means the Transitioned Employees as of the applicable Commencement Date and the individuals engaged full-time at AT&T Facilities in the United States under Third Party Contracts assigned by AT&T to Amdocs on the applicable Commencement Date, limited in each case to the specific individuals originally constituting the Transitioned Personnel.

“Transitioned Personnel Amount” means the total number of employees of AT&T or its Affiliates [**] plus the individuals [**] on the applicable Commencement Date plus the total number of in-scope [**] acknowledged by the Parties to exist as of such date and, to the extent of any Third Party Contract not assigned to Amdocs, further with respect to such unassigned portion of such Third Party Contract the number of individuals [**] as of the Commencement Date of the applicable Services. Unless otherwise agreed by the Parties, the Transitioned Personnel Amount associated with the Acme Services shall be [**], the Transitioned Personnel Amount for the Replica Services shall be [**], the Transitioned Personnel Amount for the Diamond Services shall be [**] and the Transitioned Personnel Amount for the Zebra Services shall be [**].

“Upgrade” and its derivatives mean updates, renovations, enhancements, additions and/or new versions or releases of Software or Equipment by Amdocs. Unless otherwise agreed, financial responsibility for the costs, fees and expenses associated with an Upgrade of Software or Equipment shall be allocated between the Parties in accordance with Section 6.4, Section 6.5 and Schedule I.

“WAN” means wide area network.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Wholesale Major Releases” means Wholesale Ordering and Wholesale Preordering
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
application releases in March, July and November.

“Wholesale Minor Releases” means Wholesale Ordering and Wholesale Preordering application releases occurring once a month.

“Zebra Applications” has the meaning provided within the definition of “Applications” in this Section 2.1.

“Zebra Services” means the Services performed or required to be performed with respect to the Zebra Applications.

2.2	Other Terms.

The terms defined in this Article include the plural as well as the singular and the derivatives of such terms. Unless otherwise expressly stated, the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision. Article, Section, Subsection and Attachment references refer to articles, sections and subsections of, and attachments to, this Agreement. The words “include” and “including” shall not be construed as terms of limitation. The words “day,” “month” and “year” mean, respectively, calendar day, calendar month and calendar year. As stated in Section 21.3, the word “notice” and “notification” and their derivatives means notice or notification in writing. Other terms used in this Agreement are defined in the context in which they are used and have the meanings there indicated.

2.3	Associated Contract Documents.

This Agreement includes each of the following schedules and their attached schedules, attachments, exhibits, parts or other attachments, all of which are attached to this Agreement and incorporated into this Agreement by this reference:

Schedules:
A	Software

B	Designated Amdocs Personnel

C	Third Party Contracts (including Managed Third Parties)

C.1	Subcontractors Transition Requirements

C.2	Subcontractors

D	Statement of Work
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Part 1 ADM Services

Part 2 General Services

Part 3 Lightspeed Knowledge Transfer

Part 4 Governance

Part 5 Policy and Procedures Manual

Part 6 AT&T Retained Functions (Replica)

D.1	Financial and Operational Responsibility Matrix

D.2	Reserved

D.3	AT&T Rules/Code of Conduct (including AT&T Safety and Security Procedures)

E	Third Party Software

F	Service Levels

G	Transition Plan

H	Termination Assistance Services

I	Amdocs Charges

J	Reserved

K	Project List

L	Affected Employees and Critical Support Personnel

L.1	Employee Benefit Plans

M	Termination Charges

N.1	AT&T Facilities

N.2	Amdocs Facilities

N.3	Reserved

N.4	Amdocs Competitors

O	Reserved

P	Satisfaction Survey

Q	Reports

R	Reserved

S	Reserved

T	Reserved

U	Executive Orders and Federal Regulations

V	2009 O&WS Work Stoppage Services
Exhibits:
Exhibit 1: Form of Invoice
Exhibit 2: Reserved
Exhibit 3: Form of Order
Exhibit 4: AT&T Expense Guide and Policies
Exhibit 5: Non-Disclosure Agreement for AT&T Confidential Information
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 6: Non-Disclosure Agreement for Amdocs Confidential Information
Exhibit 7A: Reserved
Exhibit 7B: Background Checks — US
Exhibit 7C: Background Checks — Non-US
Unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments include all subsidiary Schedules, Exhibits or parts or attachments (e.g., references to Schedule D include not only Schedule D, but also Schedule D, Parts 1 through 5 and Schedules D.1 through D.4; and references to Schedule G.a include reference to Schedule G.a, Attachments A; but reference to Schedule G.a does not include reference to Schedule G.b).

3.	TERM.

3.1	Initial Term.

The initial term of this Agreement shall commence as of 12:00:01 a.m., Eastern Time, on the Effective Date and continue until 11:59:59 p.m., Eastern Time, on February 28, 2017, for Acme Services, Replica Services and Zebra Services and until 11:59:59 p.m., Eastern Time, on February 1, 2016, for Diamond Services unless this Agreement is terminated as provided herein or extended as provided in Section 3.2, in which case this Agreement shall terminate effective at 11:59:59 p.m., Eastern Time, on the effective date of such termination or the date to which this Agreement is extended (respectively, the “Initial Term”).

3.2	Extension.

If AT&T desires to renew the Agreement after the Initial Term or any renewal term, AT&T shall provide written notice to Amdocs of its desire to do so at least one hundred eighty (180) days prior to the expiration of this Agreement (the Initial Term, together with any renewal term, the “Term”). The Parties shall thereafter negotiate in good faith with respect to the terms and conditions upon which the Parties will renew the Agreement and thereafter execute such renewal. In the event the Parties are unable to reach agreement and execute such renewal at least thirty (30) days prior to the expiration of this Agreement, AT&T may, at its sole option, extend the term of this Agreement for up to twelve (12) months on the terms and conditions then set forth in this Agreement. No Termination Charges shall be applicable to any termination on or after the expiration of the Initial Term.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
4.	SERVICES.

4.1	Overview.
(a)	Services. Commencing on the applicable Commencement Date, Amdocs shall provide the Services to AT&T, and, upon AT&T’s request, to Eligible Recipients designated by AT&T. The “Services” shall consist of the following, as they may evolve during the term of this Agreement or be supplemented, enhanced, modified or replaced:
(i)	The services, functions and responsibilities described in this Agreement, including its Schedules and the following:
(1)	the Transition Services, as further described in Section 4.2 and the applicable Transition Plan;

(2)	the Acme Services, the Replica Services, the Diamond Services, the Zebra Services and the other services, functions and responsibilities described in Schedule D, as applicable;

(3)	any New Services, upon AT&T’s authorization of such New Services in accordance with the terms of this Agreement; and

(4)	Termination Assistance Services, as further described in Section 4.3 and Schedule H; and
(ii)	With respect to particular Services (e.g., Acme Services, Replica Services, Diamond Services, and Zebra Services), the application development, maintenance and related services, functions and responsibilities performed during the [**] preceding the applicable Commencement Date [**] of this Agreement with respect to such Services, [**] in this Agreement (provided that, to the [**]; and
(b)	Included Services. If any services, functions or responsibilities not specifically described in this Agreement are an [**] part of the Services or are required for proper performance or provision of the Services in accordance with this Agreement, they shall be deemed to be [**] of the Services [**], as if such services, functions or responsibilities were specifically described in this Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(c)	Required Resources. Except as otherwise expressly provided in this Agreement, Amdocs shall be responsible for providing the facilities, personnel, equipment, software, technical knowledge, expertise and other resources necessary to provide the Services.

(d)	Availability. Without limiting its obligations under this Agreement (including as to time of performance) and without reference to the location of Amdocs Personnel, Amdocs shall ensure that Amdocs Personnel are generally available as needed by AT&T to provide the Services between the hours of [**] local time in the requesting AT&T U.S. region to [**] local time in the requesting AT&T U.S. region.
4.2	Transition Services.
(a)	Transition. During any Transition Period, Amdocs shall perform the Transition Services and provide the deliverables described in the applicable Transition Plan. If any services, functions or responsibilities not specifically described in a Transition Plan are an [**] part of such Transition Services or are required for proper performance of the Transition Services in accordance with this Agreement, they shall be deemed to be [**] of the Transition Services [**], as if such services, functions or responsibilities were specifically described in the applicable Transition Plan. During any Transition Period, AT&T will perform those tasks which are designated to be AT&T’s responsibility in the applicable Transition Plan; provided, however, that [**] such Transition Plan. For Diamond Services, the Parties agree that Amdocs will offer employment with Amdocs to those AT&T employees (as specified in Section 8) identified by Amdocs as critical to their ability to deliver Diamond Services. AT&T will permit Amdocs to perform shadowing as described in Schedule G.c. For Zebra Services, the Parties agree that Amdocs will offer employment with Amdocs to those AT&T Employees as set forth on Schedule L.d. AT&T will permit Amdocs to perform shadowing as described in Schedule G.d. If any tasks or responsibilities not specifically described in a Transition Plan are an [**] of the tasks which are designated to be AT&T’s responsibility in such Transition Plan or are required for proper performance of such tasks in accordance with this Agreement, they shall be deemed to [**] of the tasks which are designated to be AT&T’s responsibility in the Transition Plan, as if such tasks or responsibilities were specifically described in the applicable Transition Plan. Unless otherwise agreed, AT&T shall not incur any charges, fees or expenses payable to Amdocs or third parties in connection with the Transition Services, other than those charges, fees and expenses specified
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
in Schedule I and those incurred by AT&T in connection with its performance of tasks designated in the Transition Plan(s) as AT&T’s responsibility.

(b)	Transition Plan. Each Transition Plan shall identify, among other things, (i) the transition activities to be performed by Amdocs and the significant components and subcomponents of each such activity, (ii) the deliverables to be completed by Amdocs, (iii) the date(s) by which each such activity or deliverable is to be completed (the “Transition Milestones”), (iv) the contingency or risk mitigation strategies to be employed by Amdocs in the event of disruption or delay, (v) any transition responsibilities to be performed or transition resources to be provided by AT&T and (vi) a detailed work plan based on and consistent with the Transition Plan, which shall identify the specific transition activities to be performed by individual Amdocs Personnel on a daily basis during the Transition Period.

(c)	Performance. Amdocs shall perform the Transition Services described in the applicable Transition Plan in accordance with the Transition Milestones set forth therein. Amdocs shall provide all cooperation and assistance reasonably required or requested by AT&T in connection with AT&T’s evaluation or testing of the deliverables set forth in such Transition Plan. Amdocs shall perform the Transition Services so as to avoid or minimize to the extent possible (i) any disruption to or adverse impact on the business or operations of AT&T or the Eligible Recipients, (ii) any degradation of the Services then being received by AT&T or the Eligible Recipients or (iii) any disruption or interference with the ability of AT&T or the Eligible Recipients to obtain the full benefit of the Services, except as may be otherwise provided in the applicable Transition Plan. [**], Amdocs shall [**] in Amdocs’ plans, [**] under this Agreement). Amdocs shall identify and resolve, with AT&T’s reasonable assistance, any problems that may impede or delay the timely completion of each task in the applicable Transition Plan that is Amdocs’ responsibility and, at AT&T’s reasonable request, shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in such Transition Plan that is AT&T’s responsibility.

(d)	Reports. During any Transition Period, Amdocs shall meet [**] with AT&T to report on its progress in performing its responsibilities and meeting the timetable set forth in the applicable Transition Plan. Amdocs also shall provide written reports to AT&T [**] regarding such matters, and shall provide [**]. Promptly upon receiving any information indicating that Amdocs may not perform its
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
responsibilities or meet the timetable set forth in any Transition Plan, Amdocs shall notify AT&T in writing of material delays and shall identify for AT&T’s consideration and approval specific measures to address such delays and mitigate the risks associated therewith.
4.3	Termination Assistance Services.
(a)	Availability. As part of the Services, and for the Charges set forth in Sections 4.3(b)(viii) and 4.3(b)(ix) and Schedule I, Amdocs shall provide to AT&T or AT&T’s designee the Termination Assistance Services described in Section 4.3(b) and Schedule H.
(i)	Period of Provision. Amdocs shall provide such Termination Assistance Services to AT&T or its designee (i) commencing upon notice up to [**] prior to the expiration of this Agreement or on such earlier date as AT&T may reasonably request and continuing for up to [**] following the effective date of the expiration of this Agreement (as the term of this Agreement may be extended pursuant to Section 3.2), (ii) commencing upon any notice of termination (including notice based upon breach or default by AT&T, breach or default by Amdocs or termination for convenience by AT&T) of this Agreement with respect to all or any part of the Services, and continuing for up to [**] following the effective date of such termination of all or part of the Services, or (iii) commencing upon notice of termination of all or part of the Services to an Eligible Recipient no longer Controlled by AT&T and continuing for up to [**] following the effective date of such termination.

(ii)	Extension of Services. AT&T may elect, upon [**] prior notice, to extend the period following the effective date of any expiration/termination for the performance of Termination Assistance Services, provided that the period between the effective date of any such expiration/termination and the completion of all Termination Assistance Services is not greater than [**].

(iii)	Firm Commitment. Amdocs shall provide Termination Assistance Services to AT&T or its designee regardless of the reason for the expiration or termination of this Agreement; provided, if the Agreement is terminated by Amdocs under Section 20.1(b) for failure to pay undisputed amounts, Amdocs may require AT&T to pay [**] in advance for
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Termination Assistance Services provided or performed under this Section 4.3 and shall be relieved of such obligation to provide such Termination Assistance Services unless and until such payment is made. [**], Amdocs shall provide Termination Assistance Services directly to [**]; provided that, unless otherwise agreed in writing by the Parties, all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.
(iv)	Performance. To the extent AT&T requests Termination Assistance Services, such Services shall be provided subject to and in accordance with the terms and conditions of this Agreement. Amdocs shall perform the Termination Assistance Services with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as it provided and was required to provide the same or similar Services during the term of this Agreement. The quality and level of performance of the Services provided by Amdocs following the expiration or termination of this Agreement as to all or part of the Services or Amdocs’ receipt of a notice of termination or non-renewal shall continue to meet or exceed the Service Levels and shall not be degraded or deficient in any respect, provided, however, that during such period if AT&T requests (i) [**], or [**], but only if Amdocs [**] during the period that Amdocs provides Termination Assistance Services.
(b)	Scope of Service. As part of the Termination Assistance Services, Amdocs will, in a timely manner, transfer the control and responsibility for all information technology functions and Services previously performed by or for Amdocs to AT&T and/or AT&T’s designees by the execution of any documents reasonably necessary to effect such transfers. Additionally, Amdocs shall provide any and all reasonable assistance requested by AT&T to allow:
•	the Systems associated with the Services to operate efficiently;

•	the Services to continue without interruption or adverse effect; and

•	the orderly transfer of the Services to AT&T and/or its designee(s).
The Termination Assistance Services shall include, as requested by AT&T, the Services, functions and responsibilities set forth on Schedule H. In addition, in connection with such termination or expiration, Amdocs will provide the
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
following assistance and Services at AT&T’s direction:
(i)	General Support. Without limiting Amdocs’ other obligations under the Services, Amdocs shall (i) assist AT&T in developing a written transition plan for the transition of the Services to AT&T or AT&T’s designee, which plan shall include capacity planning, facilities planning, human resources planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform programming and consulting services as requested to assist in implementing the transition plan, (iii) train personnel designated by AT&T in the use of any Equipment, Software, Systems, Materials or tools used in connection with the provision of the Services, (iv) catalog all Software, AT&T Data, Equipment, Materials and tools used to provide the Services, (v) provide machine-readable and printed listings and associated documentation for source code for Software owned by AT&T and source code to which AT&T is entitled under this Agreement and assist in its reconfiguration, (vi) analyze and report on the space required for the AT&T Data and the Software needed to provide the Services, (vii) assist in the execution of a parallel operation, data migration and testing process until the successful completion of the transition to AT&T or AT&T’s designee has been successfully completed, (viii) create and provide copies of the AT&T Data in the format and on the media reasonably requested by AT&T, (ix) provide a complete and up-to-date, electronic copy of the Policy and Procedures Manual in the format and on the media reasonably requested by AT&T and (x) provide other technical assistance as reasonably requested by AT&T. [**].

(ii)	Hiring. AT&T [**] shall be permitted to undertake, [**], to hire, [**] of this Agreement [**] within the [**]-month period prior to the expiration or termination date, or any former [**]; provided, however, that if AT&T [**], AT&T [**] may [**] within the twelve (12) month period prior to the expiration or termination date. Amdocs shall [**], and shall [**], if any, [**]. AT&T [**] shall have [**]. AT&T shall [**] that is not [**] under this Agreement.

(iii)	Software. As provided in Section 14.7, and subject to Section 6.4(d), Amdocs shall grant to AT&T, the Eligible Recipients and/or AT&T’s designee license, sublicense and/or other rights to any Software and other Materials used by Amdocs, Amdocs Affiliates or Subcontractors in
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
performing the Services and, except as otherwise permitted pursuant to this Agreement, [**] to such Software or other Materials [**].

(iv)	Equipment. Subject to Section 6.5(e), AT&T or its designee shall have the right [**], any Equipment [**]. Such Equipment shall be [**], as of the [**] requiring such [**]. Amdocs shall maintain such Equipment through the date of transfer so as to be [**], or for [**] to be provided [**]. In the case of Amdocs-owned equipment, Amdocs shall [**]. Such [**]. At AT&T’s request, the Parties shall negotiate in good faith and agree upon the [**]. In the case of leased Equipment, Amdocs shall [**] thereunder have been made [**].

(v)	AT&T Facilities, Equipment and Software. Amdocs shall vacate the AT&T Facilities [**], all AT&T-owned Equipment, AT&T-leased Equipment, AT&T-Owned Software and AT&T-licensed Software, [**] thereof on the applicable Commencement Date, [**]. Such AT&T Facilities, Equipment and Software shall [**] of any [**].

(vi)	Amdocs Subcontracts and Third Party Contracts. Amdocs shall inform AT&T of subcontracts or Third Party Contracts used by Amdocs, Amdocs Subcontractors or Amdocs Affiliates primarily to perform the Services. Subject to Section 6.4(d), Amdocs shall, at AT&T’s request, cause any such Subcontractors, Amdocs Affiliates or third party contractors to permit AT&T or its designees to assume prospectively any or all such contracts or to enter into new contracts with AT&T or its designees [**]. Amdocs shall so assign the designated subcontracts and Third Party Contracts to AT&T or its designee as of the expiration or termination date or the completion of any Termination Assistance Services requiring such subcontracts or Third Party Contracts requested by AT&T under this Section 4.3, whichever is later. Subject to Section 6.4(d), there shall be [**]. Amdocs shall (i) represent and warrant that it is not in default under such subcontracts and Third Party Contracts, (ii) represent and warrant that all payments thereunder through the date of assignment are current, (iii) represent and warrant that no payments or charges shall be payable by AT&T to Amdocs (or such third party contractor) for benefits or services received by Amdocs under such subcontracts and Third Party Contracts prior to the date of assignment, and (iv) notify AT&T of any Subcontractor or third party contractors defaults with respect to such subcontracts and Third Party Contracts [**]. Supplier shall
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
[**] hereby with respect to such Third Party Contract.
(vii)	Other Subcontracts and Third Party Contracts. In addition to its obligations under Section 4.3(b)(vi), Amdocs shall make available to AT&T or its designee, pursuant to reasonable terms and conditions, any Subcontractor or third party services then being utilized by Amdocs in the performance of the Services. Amdocs shall retain the right to utilize any such Subcontractor or third party services in connection with the performance of services for any other Amdocs customer. AT&T shall retain the right to [**] to the extent provided in Section 4.3(b)(vi).

(viii)	Extension of Services. For a period of twelve (12) months following the expiration or termination date in which Supplier is providing Termination Assistance Services, Amdocs shall provide to the Eligible Recipient(s), at AT&T’s request, any or all of the Services being performed by Amdocs prior to the expiration or termination date, including those Services described in Section 4.1 and Schedule D; provided that AT&T may extend the period for the provision of such Services for up to [**] in accordance with Section 4.3(a)(ii). To the extent AT&T requests such Services, AT&T will pay Amdocs the Charges specified in Schedule I that AT&T would have been obligated to pay Amdocs for such Services if this Agreement had not yet expired or been terminated. To the extent AT&T requests a portion (but not all) of the Services, the Charges will be equitably adjusted to reflect those Services, amounts or volumes no longer being provided or performed.

(ix)	Rates and Charges. Except as provided in Section 4.3(b)(viii), if AT&T requests that Amdocs provide or perform Termination Assistance Services in accordance with this Agreement, AT&T shall pay Amdocs the [**] specified in Schedule I (e.g., with respect to Replica Services, [**] set forth in Schedule I.b) and the other charges specified in Schedule I for the [**] perform such Termination Assistance Services, as further described in Schedule M. Amdocs will invoice AT&T for Termination Assistance Services, and AT&T shall pay invoices for Termination Assistance Services, in accordance with Article 12. To the extent the Termination Assistance Services requested by AT&T can be provided by Amdocs [**], or to the extent that Termination Assistance Services consist of [**]. If the Termination Assistance Services requested by AT&T cannot be provided by Amdocs [**] to be performed by Amdocs, [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(c)	Survival of Terms. This Section 4.3 shall survive termination/expiration of this Agreement.
4.4	Use of Third Parties.
(a)	[**]. Nothing in this Agreement [**] and, notwithstanding anything to the contrary contained herein, this Agreement [**] described in this Agreement [**]. Subject to the other provisions of this Agreement [**] in this Agreement [**].

(b)	Amdocs Cooperation. Amdocs shall fully cooperate with and work in good faith with AT&T or AT&T Third Party Contractors as described in Schedule D or requested by AT&T [**]. At AT&T’s request, such cooperation shall, at a minimum, include: (i) timely providing access to any facilities being used to provide the Services, as necessary for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Equipment, Software [**] and/or Systems to the extent necessary and appropriate for AT&T personnel or AT&T Third Party Contractors to perform the work assigned to them; (iii) timely providing written requirements, standards, policies or other documentation for the business processes and associated Equipment, Software or Systems procured, operated, supported or used by Amdocs in connection with the Services; (iv) [**]; or (vi) any other cooperation or assistance reasonably necessary for AT&T personnel or AT&T Third Party Contractors to perform the work in question. AT&T personnel and AT&T Third Party Contractors shall comply with Amdocs’ reasonable security and confidentiality requirements, and shall, to the extent performing work on Software, Equipment or Systems for which Amdocs has operational responsibility, comply with Amdocs’ reasonable standards, methodologies and procedures.

(c)	Notice by Amdocs. Amdocs shall immediately notify AT&T when it becomes aware that an act or omission of an AT&T Third Party Contractor will cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts to work with AT&T and the AT&T Third Party Contractor to prevent or circumvent such problem or delay. Amdocs shall cooperate with AT&T and AT&T Third Party Contractors to resolve differences and conflicts arising between the Services and other activities undertaken by AT&T or AT&T Third Party Contractors.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
4.5	Work Stoppage Services

In the event that union contracts between AT&T and Communications Workers of America (CWA) and/or the International Brotherhood of Electrical Workers (IBEW) expire and a work stoppage is declared, Amdocs will provide the New Services as defined in Schedule V, 2009 O&WS Work Stoppage Services, [**]. The Work Stoppage Services will commence upon notification by AT&T but no earlier than April 5, 2009 and shall continue until such work stoppage is ended or until such time as AT&T notifies Amdocs to discontinue these Services.

5.	REQUIRED CONSENTS

5.1	Amdocs Responsibility.

[**], Amdocs shall undertake all administrative activities necessary to obtain all Amdocs Required Consents for which Amdocs has responsibility under Section 6.4(a). At Amdocs’ request, AT&T will cooperate with Amdocs in obtaining the Amdocs Required Consents by executing certain AT&T-approved written communications and other documents prepared or provided by Amdocs. [**], Amdocs shall [**] Amdocs has [**] relating to the Required Consents for which Amdocs has responsibility under Section 6.4(a).

5.2	AT&T Responsibility.

[**], AT&T shall undertake all administrative activities necessary to obtain all AT&T Required Consents for which AT&T has responsibility under Section 6.4(a). At AT&T’s request, Amdocs will cooperate with AT&T in obtaining the AT&T Required Consents by executing certain Amdocs-approved written communications and other documents prepared or provided by AT&T. [**], AT&T may [**] AT&T has [**] relating to the Required Consents for which AT&T has responsibility under Section 6.4(a).

5.3	Financial Responsibility for Unobtained Required Consents.

Each Party shall [**] associated with Required Consents, including any [**] associated with obtaining any such Required Consents for which it has financial responsibility under Section 6.4(a) as applicable.

5.4	Contingent Arrangements.

If, despite using all commercially reasonable efforts, the Party responsible for obtaining a
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Required Consent under Section 5.1 or 5.2, as applicable is unable to obtain a Required Consent, then, unless and until such Required Consent is obtained, Amdocs shall [**] as are necessary [**] following the date on which such [**], the Parties will [**] specified in this Agreement [**]. In addition, if either Party fails to obtain any Required Consent for which it has responsibility under Section 5.1 or 5.2, as applicable[**] or [**], AT&T may terminate the Agreement or any affected portion thereof [**]. Except as otherwise expressly provided herein, [**] under this Agreement and Amdocs shall [**] in connection with [**] or [**].

5.5	Cooperation.

Each Party shall cooperate with the other Party in obtaining any Required Consents for which the other Party has responsibility under Section 6.4(a), including [**], provided that nothing in this Section shall be interpreted to change the responsibility for the costs of obtaining such Required Consents as otherwise described in this Agreement.

6.	FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES.

6.1	Service Facilities/Location.
(a)	Service Facilities. The Services shall be provided at or from (i) the AT&T Facilities described on Schedule N.1, (ii) the Amdocs Facilities described on Schedule N.2 or (iii) any other service location approved by AT&T. Except to the extent otherwise set forth in this Agreement or otherwise approved by AT&T, [**], Amdocs shall provide the Services from [**] at all times during the Term of this Agreement.

Establishing New Locations:
(1)	New Country/City: In the event that (i) Amdocs wants to perform Services in a new country or in a new city not located in the United States where it has not previously been approved to perform Services by AT&T or (ii) Amdocs wants Subcontractors to perform Services in a new country or in a new city where they have not previously been approved to perform Services by AT&T, Amdocs shall notify [**] to seek a formal approval from [**].

Requests for approval should be submitted to:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
AT&T Services, Inc. Attn: Chris Zpevak 14-W-35 [**]1010 Pine Street St. Louis, MO 63101

And

AT&T Services, Inc. Senior Contract Manager Room 3A22 1101 Greenwood Blvd. Lake Mary, Florida 32746 Telephone Number: 407-942-[**]

(2)	Establishing New Locations -New Building in Approved City: In the event that Amdocs or Amdocs’ Subcontractor wants to begin providing Services from a new building within a city in a country other than the United States where Supplier currently working:

Amdocs shall [**].

Amdocs shall [**].

Amdocs shall [**].
•	[**] performing Services in the new building.
(3)	Establishing service after new location or building is approved: The Parties shall amend Schedule N.2 to identify any new approved location or building and the scope of Services to be performed at such location or building.
(b)	AT&T Facilities. AT&T shall provide Amdocs with the use of and access to the AT&T Facilities (or equivalent space) described in Schedule N.1 for the Term solely as necessary for Amdocs to perform the Services. All AT&T owned or leased assets provided for the use of Amdocs under this Agreement shall remain in AT&T Facilities unless AT&T otherwise agrees. In addition, [**] Amdocs
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
shall [**] Amdocs [**] under this Agreement. AT&T shall [**]. EXCEPT AS OTHERWISE SET FORTH HEREIN, THE AT&T FACILITIES ARE PROVIDED BY AT&T TO AMDOCS ON AN AS-IS, WHERE-IS BASIS AND AT&T EXPRESSLY DISCLAIMS ANY WARRANTIES, EXPRESSED OR IMPLIED, AS TO THE AT&T FACILITIES, OR THEIR CONDITION OR SUITABILITY FOR USE BY AMDOCS.

(c)	Furniture, Fixtures and Equipment. The office facilities provided by AT&T for the use of Amdocs Personnel will be generally comparable to the office space occupied by (i) the Transitioned Employees prior to the applicable Commencement Date or (ii) the then-standard office space occupied by similarly situated AT&T employees (including in the case of vacancies among the AT&T Personnel as of the applicable Commencement Date); provided, however, that the office space provided by AT&T will be limited to the space sufficient for the Amdocs Personnel up to the Transitioned Personnel Amount. Unless otherwise set forth on Schedule N.1, such Amdocs Personnel shall be permitted to use office furniture, fixtures, standard desktops or laptops, phones and incidental office equipment provided by AT&T (the “AT&T-Provided Office Equipment”), which shall be comparable to that being used by the Transitioned Employees as of the applicable Commencement Date. AT&T shall maintain and replace the AT&T-Provided Office Equipment in the same manner as similar equipment used by (i) the Transitioned Employees prior to the applicable Commencement Date and (ii) similarly situated AT&T employees. Amdocs shall [**] all other office furniture, fixtures and equipment needed by Amdocs or Amdocs Personnel (including Transitioned Employees and including any special accommodations or evaluations required for Amdocs Personnel beyond those provided by AT&T to its similarly situated employees at such facilities) to provide the Services at the AT&T Facilities, and for all upgrades, replacements and additions to such AT&T-Provided Office Equipment; provided that such furniture and fixtures must be [**] by AT&T and meet AT&T’s then-current standards and Strategic Decisions. Amdocs Personnel using the office facilities provided by AT&T will be accorded reasonable access to the communications wiring in such facilities (including fiber, copper and wall jacks) and the use of certain shared office equipment and services, such as photocopiers, local and long distance telephone service for AT&T-related (domestic U.S.A.) calls, telephone handsets, mail service, office support service (e.g., janitorial), heat, light, and air conditioning; provided that such access and usage shall be solely for and in connection with the provision of Services by such Amdocs Personnel; and provided further that Amdocs shall [**] if and to the extent [**]. Amdocs shall
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
[**]. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED, THE AT&T-PROVIDED OFFICE EQUIPMENT IS PROVIDED BY AT&T TO AMDOCS ON AN AS-IS, WHERE-IS BASIS, AND AT&T EXPRESSLY DISCLAIMS ANY WARRANTIES, EXPRESSED OR IMPLIED, AS TO THE AT&T-PROVIDED OFFICE EQUIPMENT, OR ITS CONDITION OR SUITABILITY FOR USE BY AMDOCS TO PROVIDE THE SERVICES.

(d)	Amdocs’ Responsibilities Regarding [**].
(i)	General. To the extent any Equipment provided or used by Amdocs or Amdocs Personnel is connected directly to [**], such Equipment shall be (i) subject to [**] by AT&T, (ii) in strict compliance with [**] and (iii) in strict compliance with [**]. Amdocs shall not [**]. Amdocs’ interconnections to [**] under this Agreement shall be governed by the terms and conditions of the [**]. The definition of “[**]” under the [**] shall be deemed to include this Agreement and the definition of “[**]” under the [**]shall be deemed to include [**]. Upon the request of AT&T, the Parties shall execute and deliver a [**] under this Agreement.

(ii)	AT&T Electronic Information Systems Policy. For the avoidance of doubt, AT&T electronic and computer resources are provided for the transaction of company business. The policy of AT&T with respect to information in electronic media (including but not limited to programs, databases, files, and e-mail records) is no different from the policy concerning paper records. While AT&T at all times retains the right to inspect, record and/or remove all information made or kept by employees utilizing company resources, such inspection, recording, or removing takes place only on the basis of company need. Need includes but is not limited to management’s determination that reasonable cause exists for belief that laws, AT&T policies or management directives have been, are being, or may be broken or violated.
(e)	Amdocs’ Responsibilities. Except as provided in Sections 6.1 (a), (b) and (c) and Section 6.5, Amdocs shall be responsible for providing all furniture, fixtures, Equipment, space and other facilities required to perform the Services and all upgrades, improvements, replacements and additions to such furniture, fixtures, Equipment, space and facilities. Without limiting the foregoing, Amdocs shall (i) provide all maintenance, site management, site administration and similar services for the Amdocs Facilities, and (ii) provide uninterrupted power supply services
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
for the designated Software, Equipment, Systems and facilities at the Amdocs Facilities.

(f)	Physical Security. AT&T is responsible for the physical security of the AT&T Facilities; provided, that Amdocs shall be responsible for the safety and physical access and control of the areas that Amdocs is using in performing the Services and Amdocs shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by AT&T or any higher standard agreed to by AT&T and Amdocs. Amdocs shall be solely responsible for compliance by Amdocs Personnel with such control procedures, including obtaining advance approval to the extent required.

(g)	Security. Except as provided in Section 6.1(f), Amdocs shall maintain and cause Amdocs Personnel to adhere to the operational, safety and security standards, requirements and procedures then in effect at the AT&T Facilities described in Section 6.1(a), as such standards, requirements and procedures may be modified by AT&T, and notified to Amdocs in writing (including through access to appropriate websites) or otherwise as contemplated in Section 6.3(b), from time to time.

(h)	Employee Services. Subject to applicable security requirements, AT&T will permit Amdocs Personnel to use certain employee facilities (e.g., and where and to the extent available, [**]) at the AT&T Facilities that are generally made available to the employees and contractors of AT&T or the Eligible Recipients. The employee facilities in question and the extent of Amdocs Personnel’s permitted use shall be specified in writing by AT&T and shall be subject to modification without advance notice in AT&T’s sole discretion. Amdocs Personnel will not be permitted to use employee facilities designated by AT&T for the exclusive use of certain AT&T or Eligible Recipient employees and, except as otherwise set forth on Schedule L.1, will not be entitled [**].

(i)	Use of AT&T Facilities. Unless Amdocs obtains AT&T’s prior written agreement, which may be withheld by AT&T in its sole discretion, Amdocs shall use the AT&T Facilities, and the Equipment and Software located therein, only to provide the Services to AT&T and the Eligible Recipients. AT&T reserves the right, upon [**] prior notice, or such shorter time as AT&T may be required by Law, to relocate a AT&T Facility from which the Services are then being provided by Amdocs to another geographic location; provided that, in such event,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
AT&T will provide Amdocs [**]. In such event, AT&T shall [**]; provided that Amdocs notifies AT&T of such [**], obtains AT&T’s approval prior to [**]; and uses commercially reasonable efforts to [**]. AT&T also reserves the right, upon reasonable prior notice, to direct Amdocs to [**] provided by Amdocs and to thereafter [**]. In such event, AT&T shall [**], including, if applicable, [**]; provided that [**] in this Agreement and that Amdocs notifies AT&T of such [**], obtains AT&T’s approval prior to [**].

(j)	Conditions for Return. If Amdocs desires to no longer utilize the AT&T Facilities as contemplated by Section 6.1 or if they are otherwise no longer required for performance of the Services, Amdocs shall notify AT&T as soon as practicable and Amdocs shall vacate and return such AT&T Facilities (including any improvements to such facilities made by or at the request of Amdocs) to AT&T in substantially the same condition as when such facilities were first provided to Amdocs, subject to reasonable wear and tear and any improvements to such facilities made by or at the request of Amdocs; provided, however, that Amdocs shall not be responsible for the acts of AT&T or its personnel or subcontractors (other than Amdocs and its Subcontractors and Affiliates) causing damage to such facilities.

(k)	No Violation of Laws. Amdocs shall (i) treat, use and maintain the AT&T Facilities in a reasonable manner, and (ii) ensure that neither Amdocs nor any of its Subcontractors commits, and use all reasonable efforts to ensure that no third party commits, any act in violation of any Laws in such Amdocs-occupied AT&T Facility or any act in violation of AT&T’s insurance policies or in breach of AT&T’s obligations under the applicable real estate leases in such Amdocs-occupied AT&T Facilities (in each case, to the extent Amdocs has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

(l)	To the extent Amdocs Personnel include “foreign persons” within the meaning of the U.S. export control Laws, such Amdocs Personnel may, subject to all applicable provisions of this Agreement, [**] in order to provide Services unless otherwise specifically set forth in this Agreement, including an Order.

(m)	Online Access. If Amdocs is given access to or use of, whether at AT&T’s premises or through remote facilities, any AT&T computer or electronic data storage System in order for Amdocs to perform the Services, Amdocs shall limit such access and use solely to perform applicable Services and Amdocs Personnel
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
will not [**] other than those specifically required to perform such Services. Amdocs shall (i) [**] other applicable provisions of this Agreement (ii) advise AT&T in writing of [**], and (iii) strictly follow all AT&T Rules and Strategic Decisions. Upon AT&T’s request, Amdocs shall provide (to the extent permitted by local law) [**] to perform Amdocs’ obligations under this Agreement. All [**] disclosed to Amdocs and any information obtained by Amdocs [**] shall be deemed to be, and shall be treated as, AT&T Data pursuant to this Agreement. Amdocs shall cooperate with AT&T in the investigation of any apparent unauthorized access by Amdocs to AT&T’s computer or electronic data storage systems or unauthorized release of AT&T Data by Amdocs or any Amdocs Personnel.
(i)	Amdocs Personnel working offshore can only [**]. Except as provided in Schedule D.3, Amdocs Personnel located outside of the United States but not in [**] may not [**]. Any exceptions must be submitted in writing to [**] for approval.

(ii)	As soon as reasonably possible after the execution of this Agreement and on an annual basis thereafter, Amdocs will, [**], perform [**], as agreed by the Parties. Such security audit shall ensure that Amdocs will [**].
6.2	Use of Amdocs Facilities.

During the term of this Agreement, Amdocs will provide to AT&T [**] (i) reasonable use of Amdocs facilities at Amdocs sites where the Services are being performed and (ii) access to reasonable work/conference space at Amdocs sites where the Services are being performed, for the conduct of AT&T’s activities related to this Agreement.

6.3	AT&T Rules/Employee Safety.
(a)	AT&T Rules and Compliance. In performing the Services and using the AT&T Facilities, Amdocs shall observe and comply, and shall cause all Amdocs Personnel to comply, with all AT&T policies, rules and regulations (including the AT&T code of conduct) applicable to AT&T Facilities or the provision of the Services, including those set forth on Schedule D.3 and those applicable to specific AT&T sites, all as have been provided to Amdocs in writing (collectively, “AT&T Rules”). AT&T agrees that, by the applicable Commencement Date, AT&T will fully inform Amdocs of, and provide to Amdocs, the AT&T Rules applicable to the performance of such Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Amdocs shall be responsible for the promulgation and distribution of AT&T Rules to Amdocs Personnel as and to the extent necessary and appropriate. Additions or modifications to the AT&T Rules shall be communicated by AT&T in writing to Amdocs or Amdocs Personnel or may be made available to Amdocs or Amdocs Personnel by posting at an AT&T Facility, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors. Amdocs and Amdocs Personnel shall observe and comply with such additional or modified AT&T Rules. To the extent that any such additions or modifications increase Amdocs’ aggregate costs in performing the applicable Services or Amdocs’ responsibilities hereunder related to compliance with such AT&T Rules by more than five percent (5%), the Parties will address such impact through the provisions applicable to New Services under Section 11.5.

(b)	Safety and Health Compliance. Amdocs and Amdocs Personnel shall familiarize themselves with the premises and operations at each AT&T site or AT&T Facility at or from which Services are rendered and the AT&T Rules applicable to each such site. Amdocs and Amdocs Personnel shall observe and comply with the OSHA regulations, all applicable safety and environmental Laws, all industrial insurance, security and health regulations and all other Laws applicable to the use of each AT&T Facility or site or the provision of the Services communicated as provided in Section 6.3(a). Amdocs shall be responsible for ensuring Equipment, Software, Systems and Services for which it is financially and operationally responsible comply with such Laws and shall be responsible for any acts or omissions of Amdocs Personnel in contravention of such Laws. Amdocs and Amdocs Personnel also shall observe and comply with all AT&T Rules with respect to safety, health, security, industrial insurance and the environment and shall take all commercially reasonable precautions to avoid injury, property damage, spills or emissions of hazardous substances, materials or waste, and other dangers to persons, property or the environment. To the extent required by AT&T, Amdocs Personnel shall receive prescribed training prior to entering certain AT&T Facilities or sites.
6.4	Software.
(a)	Financial Responsibility.
(i)	AT&T shall be responsible for the costs of obtaining any AT&T Required Consents associated with Amdocs’ (and such Subcontractors described on Schedule C.2 as of the applicable Effective Date, but not other
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Subcontractors later added to Schedule C.2, unless otherwise expressly agreed) provision of the Services described in this Agreement with respect to Third Party Software identified in Schedules A and E and any consents required for any Software on any AT&T-Provided Office Equipment, solely to the extent that such Services are to be provided on-site at AT&T Facilities or from within the United States. AT&T shall be responsible for [**] on or after the Commencement Date associated with [**] used to provide the Services. Notwithstanding the foregoing, unless expressly otherwise agreed by the Parties (including in Schedule D.1), AT&T’s responsibility for [**] shall be limited to [**].

(ii)	Except as set forth in Section 6.4(a)(i) or otherwise set forth in this Agreement, Amdocs shall be [**] on or after the applicable Commencement Date, including Required Consents for which AT&T does not have responsibility under Section 6.4(a)(i) or Schedule D.1, [**].

(iii)	Except as set forth in Section 6.4(a)(i), Amdocs shall be responsible for any Required Consents, including [**] on or after the applicable Commencement Date [**].
(b)	Operational Responsibility. With respect to any Software and related Third Party Contracts for which Amdocs is operationally responsible under Schedule D.1, Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Software and related Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Software and related Third Party Contracts (including upgrades, enhancements, new versions or new releases of such Software); (iii) the performance, availability, reliability, compatibility and interoperability of such Software, each in accordance with this Agreement, [**]; (iv) the compliance with and performance of all operational, administrative and contractual obligations specified in such licenses and contracts; (v) the administration and exercise as appropriate of all rights available under such licenses and agreements; and (vi) [**] under such Software licenses [**] under this Section 6.4(b) (except to the extent that such failure [**] under this Agreement).

(c)	Reserved.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(d)	Rights Upon Expiration/Termination. Before Amdocs uses any Third Party Software or related Third Party Contracts (including maintenance and support agreements for Software), other than Third Party Software provided by AT&T to perform the Services, Amdocs shall use all commercially reasonable efforts to (i) obtain for AT&T, the Eligible Recipients and AT&T’s designees the license, sublicense, assignment and other rights specified or described in Sections 6.9 and 14.7, (ii) ensure that [**] (iii) ensure that [**] to Amdocs, and at least sufficient for the [**] the Services, as well as the [**], (iv) ensure that [**] of this Agreement [**] and (v) ensure that the rights of AT&T, the Eligible Recipients and AT&T’s designees in such Third Party Software and Third Party Contracts are [**] of this Agreement. If Amdocs is [**], it shall notify AT&T [**]. Amdocs and AT&T shall [**]. Amdocs shall not [**]. If Amdocs [**]. If AT&T [**], and Amdocs [**], then Amdocs [**].

(e)	Evaluation of Third Party Software. In addition to its obligations under Section 6.4(a) and (b) and in order to facilitate Strategic Decisions and AT&T’s control of architecture, standards and plans pursuant to Section 9.5, Amdocs shall use all commercially reasonable efforts to evaluate any Third Party Software selected by or for AT&T to determine whether such Software will adversely affect AT&T’s environment and/or Amdocs’ ability to provide the Services. Amdocs shall complete and report the results of such evaluation to AT&T within thirty (30) days of its receipt of AT&T’s request; provided, that Amdocs shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation.

(f)	[**]. With respect to all products and services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] such products and services (including all [**] except to the extent otherwise agreed by AT&T. If Amdocs [**], it shall [**].
6.5	Equipment.
(a)	Reserved.

(b)	Reserved.

(c)	Financial Responsibility. The Parties shall be financially responsible for Equipment, Equipment Leases and related Third Party Contracts as provided on Schedule D.1.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(d)	Operational Responsibility. With respect to Equipment and related Third Party Contracts for which Amdocs is operationally responsible under Schedules D or D.1, Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Equipment and related Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Equipment and related Third Party Contracts; (iii) the performance, availability, reliability, compatibility and interoperability of such Equipment and related Third Party Contracts, each in accordance with this Agreement, [**]; (iv) the compliance with and performance of all operational, administrative and contractual obligations with respect to such Equipment, leases and contracts, including nondisclosure obligations; (v) the administration and exercise as appropriate of all rights available with respect to such Equipment or agreements; and (vi) the [**] obligations under this Section 6.5(d) ([**] under this Agreement).

(e)	Rights Upon Expiration/Termination. With respect to each of the [**] to be used to provide the Services and any of which [**], Amdocs shall use all commercially reasonable efforts to (i) [**] in Section 4.3(b)(iv), (ii) ensure that the [**], (iii) ensure that [**], and (iv) ensure that [**]. Except as specifically set forth in this Agreement, Amdocs shall not move or transfer such Equipment and related Third Party Contracts without first having received AT&T’s prior written consent. If [**]. If AT&T [**].
6.6	Third Party Contracts.
(a)	Financial Responsibility. In addition to the Third Party Contracts identified in Sections 6.4 and 6.5, Amdocs shall be responsible for [**] on or after the applicable Commencement Date associated with [**], and for which AT&T does not have financial responsibility pursuant to Schedule D.1. Amdocs also shall be responsible for [**] on or after the applicable Commencement Date associated with new, substitute or replacement Third Party Contracts used to provide the Services, and for which AT&T does not have financial responsibility pursuant to Schedule D.1.

(b)	Operational Responsibility. With respect to the Third Party Contracts identified in Section 6.6(a), and the services and products provided thereunder, Amdocs shall, unless otherwise provided in Schedule D, be responsible for (i) the
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
evaluation, procurement, use, support, management, administration, operation and maintenance of such Third Party Contracts and any new, substitute or replacement Third Party Contracts; (ii) the performance, availability, reliability, compatibility and interoperability of such Third Party Contracts and the services and products provided thereunder; (iii) the compliance with and performance of any operational, administrative or contractual obligations imposed on AT&T or Amdocs under such Third Party Contracts, including nondisclosure obligations; (iv) the administration and exercise as appropriate of all rights available under such Third Party Contracts; and (v) [**] obligations under this Section 6.6.

(c)	Rights Upon Expiration/Termination. With respect to [**] to be used to provide the Services other than Third Party Contracts provided by AT&T, Amdocs shall use all commercially reasonable efforts to (i) [**] the rights specified in Section 4.3(b)(vi), (ii) ensure that the granting of such rights [**], (iii) ensure that [**] to Amdocs and [**] and (iv) ensure that [**]. If Amdocs is [**] Amdocs to provide [**]. If AT&T [**], then Amdocs shall [**].

(d)	Telecommunication/IP Services. To the extent Amdocs uses telecommunication services or IP-based services (e.g., IP bandwidth) in connection with the provision of the Services or the performance of the other obligations under this Agreement [**], provided, further, however, Amdocs will [**].

(e)	[**]. With respect to all [**] services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] except to the extent otherwise agreed by AT&T. If Amdocs is [**]. If AT&T [**], then Amdocs shall [**].
6.7	Assignment of Third Party Contracts.
(a)	Assignment and Assumption. On and as of the applicable Commencement Date, AT&T shall assign to Amdocs, and Amdocs shall assume and agree to perform all obligations related to, any Third Party Contracts listed in Schedule C. AT&T and Amdocs shall execute and deliver a mutually satisfactory assignment and assumption agreement with respect to such leases, licenses and agreements, evidencing the assignment and assumption provided for herein. AT&T represents and warrants that (i) it is not in default under such licenses, leases and Third Party Contracts, (ii) all payments thereunder through the date of assignment are current, (iii) no payments or charges (including deferred payments) shall be payable by Amdocs to AT&T (or such third party contractor) for benefits or services received
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
by AT&T under such licenses, leases and Third Party Contracts prior to the date of assignment and (iv) it is not aware of any defaults with respect to such license, leases and Third Party Contracts. In the event AT&T shall appoint Amdocs as its agent for purposes of exercising AT&T’s rights under a Third Party Contract, such Third Party Contract shall be treated as assigned for purposes of this Agreement.

(b)	Items Not Assignable by Commencement Date. With respect to any such Third Party Contracts that cannot, as of the applicable Commencement Date, be assigned to Amdocs without breaching their terms or otherwise adversely affecting the rights or obligations of AT&T or Amdocs thereunder, the performance obligations shall be deemed to be subcontracted or delegated to Amdocs (but only to the extent not prohibited under the terms and conditions of such Third Party Contract) until any requisite consent, notice or other prerequisite to assignment can be obtained, given or satisfied by Amdocs. It is understood that, from and after the applicable Commencement Date, Amdocs, as a subcontractor or delegatee, shall be financially and operationally responsible for such Third Party Contracts and shall reimburse AT&T (within forty five (45) days of receipt of AT&T’s invoice therefor) for any such expenses or charges in fact paid by AT&T provided that such reimbursement shall be limited to the level of staffing under each Third Party Contract as of the applicable Effective Date unless additional staffing is approved by Amdocs. Amdocs shall use commercially reasonable efforts to satisfy the consent, notice or other prerequisites to assignment and, upon Amdocs doing so, Third Party Contracts shall immediately be assigned and transferred to and assumed by Amdocs.

(c)	Non-Assignable Items. Until assignment and if, after Amdocs using all commercially reasonable efforts for a reasonable period of time, a Third Party Contract still cannot be assigned without breaching its terms or otherwise adversely affecting the rights or obligations of AT&T or Amdocs thereunder, the Parties shall take such actions and execute and deliver such documents as may be necessary to cause the Parties to realize the practical effects of the allocation of responsibilities intended to be effected by this Agreement, including the ability of Amdocs to manage and reduce resources under Third Party Contracts following the applicable Commencement Date.

(d)	Modification and Substitution. Except as otherwise provided in this Agreement, Amdocs may terminate, shorten or extend the Third Party Contracts set forth on Schedule C and may substitute or change suppliers relating to goods or services
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
covered thereby; provided that, except as otherwise [**] under such Third Party Contracts, (ii) shall [**]; (iii) shall [**] the Services; and (iv) [**], shall [**] applicable to Amdocs [**]. Amdocs’ rights under the immediately preceding sentence are [**]. Amdocs shall [**].

(e)	[**]. Notwithstanding Section 6.7(d) or any contrary provisions in, or rights under, [**], Amdocs shall [**] prior to May 16, 2007, for the periods set forth in Section 6.7 (g) and (f), respectively. Without limiting the generality of the foregoing, Amdocs shall [**] during the period after the Commencement Date set forth in Section 6.7 (g) and (f), respectively, without the written consent of AT&T. Amdocs shall [**]. For such period of [**], to the extent that [**] in accordance therewith [**] under this Agreement, the provisions of Section 10.2 shall apply.

[**]. Amdocs shall [**] as of May 16, 2007, for the period of [**] following May 16, 2007. During the period following the expiration of such [**] and prior to the expiration of [**] immediately following May 16, 2007, Amdocs may [**] following May 16, 2007, and there shall be [**] immediately following May 16, 2007. Notwithstanding the foregoing, in the event any [**], Amdocs may [**]. To the extent Amdocs seeks to [**] following the Commencement Date for the Replica Services, Amdocs shall [**] and, following [**], Amdocs shall promptly [**]. To the extent Amdocs seeks to [**] following the Commencement Date for the Diamond Services, Amdocs shall [**] and, following [**], Amdocs shall promptly [**]. (Amend 2)

(f)

To the extent Amdocs seeks to [**] following the Commencement Date for the Zebra Services, Amdocs shall [**] and, following [**], Amdocs shall [**].

(g)	[**].
(i)	In conjunction with the [**], Amdocs shall use [**] as of May 16, 2007, for the period of [**] following May 16, 2007. [**] immediately following May 16, 2007. To the extent Amdocs seeks to reduce the [**] or the [**] during the [**] period following the applicable Commencement Date for the Replica Services or the [**], Amdocs shall
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
[**] and, following [**], Amdocs shall [**].
(ii)	Notwithstanding the foregoing, in the event [**], Amdocs may [**].
(h)	Accenture Agreements. Amdocs shall replace the Accenture Resources with Amdocs Personnel in accordance with the applicable Transition Plan.
6.8	License to AT&T-Owned Software and Third Party Software.
(a)	License to AT&T-Owned Software. As of the applicable Commencement Date, AT&T hereby grants Amdocs and, to the extent necessary for Amdocs to provide the Services, to Subcontractors designated by Amdocs that sign a written agreement with Amdocs to be bound by all of the terms contained herein applicable to such Software (such agreement to include the terms specified in this Section 6.8(a) as well as those pertaining to the ownership of such Software and any derivative materials developed by the Parties, the scope and term of the license, the restrictions on the use of such Software, the obligations of confidentiality, etc.) a non-exclusive, non-transferable, royalty-free right and license during the term of this Agreement to access, use, operate, copy and store the AT&T-Owned Software for the express and sole purpose of providing the Services. Except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, Amdocs shall have no right to use the source code to such AT&T-Owned Software unless and to the extent approved in advance by AT&T. AT&T-Owned Software shall remain the sole and exclusive property of AT&T. Amdocs and its Subcontractors shall not (i) use any AT&T-Owned Software for the benefit of any person or Entity other than AT&T or the Eligible Recipients, (ii) except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, separate or uncouple any portions of the AT&T-Owned Software, in whole or in part, from any other portions thereof or (iii) except as is required for Amdocs to perform the Services in relation to the AT&T-Owned Software, reverse assemble, reverse-engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human-readable code, underlying algorithms, ideas, file formats or programming interfaces of the AT&T-Owned Software by any means whatsoever, without the prior approval of AT&T, which may be withheld at AT&T’s sole discretion. Except as otherwise requested or approved by AT&T, Amdocs and its Subcontractors shall cease all use of AT&T-Owned Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to Section 4.3 and shall certify
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
such cessation to AT&T in a notice signed by an officer of Amdocs and each applicable Subcontractor. THE AT&T-OWNED SOFTWARE IS PROVIDED BY AT&T TO AMDOCS ON AN AS-IS, WHERE-IS BASIS. AT&T EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, AS TO SUCH AT&T-OWNED SOFTWARE, OR THE CONDITION OR SUITABILITY OF SUCH SOFTWARE FOR USE BY AMDOCS TO PROVIDE THE SERVICES.

(b)	License to Third Party Software. Subject to each party having obtained any necessary Required Consents, AT&T hereby grants to Amdocs, for the sole purpose of performing the Services and solely to the extent of AT&T’s underlying rights, the same rights of access and use as AT&T possesses under the applicable software licenses with respect to AT&T-licensed Third Party Software. AT&T shall provide Amdocs with such rights to the AT&T-licensed Third Party Software sufficient for the Amdocs Personnel [**]. Amdocs shall notify AT&T of the existence of, [**], provided that Amdocs may request, and AT&T also shall grant, such rights to [**]; provided that, Amdocs shall [**]. Amdocs and its Subcontractors shall comply with the duties, including use restrictions and those of nondisclosure, imposed on AT&T by such licenses. In addition, [**] all of the terms contained herein [**] to include the terms specified in this Section 6.8(b) as well as those pertaining to the ownership of such Software [**]. Except as otherwise requested or approved by AT&T (or the relevant licensor), Amdocs and its Subcontractors shall cease all use of such Third Party Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by AT&T pursuant to Section 4.3. THE AT&T-LICENSED THIRD PARTY SOFTWARE IS PROVIDED BY AT&T TO AMDOCS ON AN AS-IS, WHERE-IS BASIS. AT&T EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, AS TO SUCH AT&T-LICENSED THIRD PARTY SOFTWARE, OR THE CONDITION OR SUITABILITY OF SUCH SOFTWARE FOR USE BY AMDOCS TO PROVIDE THE SERVICES.
6.9	License to Amdocs-Owned Materials and Third Party Software.

As of the applicable Commencement Date and continuing through the Term and any period of performance of Termination Assistance Services, Amdocs hereby grants to AT&T and the Eligible Recipients, at no additional charge, a non-exclusive, royalty-free right and license to access and/or use the Amdocs-Owned Materials used in connection with the performance of the Services and, subject to obtaining any Required Consents,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
the Third Party Software as to which Amdocs holds the license or for which Amdocs is financially responsible under this Agreement (including related documentation, methodology and tools and all modifications, replacements, Upgrades, enhancements, improvements, methodologies, tools, documentation, materials and media related thereto), to the extent necessary to (i) receive the full benefit of the Services, (ii) perform or have performed services of the nature of the Services, including in-scope processes and services, (iii) monitor, access, interface with or use the Materials then being used in the performance of the Services, and (iv) perform or have performed ancillary services and functions, including related information technology services and functions; provided, however, that prior to an AT&T Third Party Contractor being provided access to Amdocs-Owned Materials for any such purpose, such AT&T Third Party Contractor shall first enter into a non-disclosure agreement with Amdocs, in form substantially as set forth in Exhibit 6. Amdocs-Owned Materials shall remain the sole and exclusive property of Amdocs. The provisions of this Section 6.9 are subject to any amendment the Parties may enter into pursuant to Sections 14.2 and 14.3. For the avoidance of doubt, provision is made in Section 14.7 for continuing rights and licenses to access and use following termination of this Agreement.

6.10	Asset Tracking

Amdocs shall track any Software licenses and/or Equipment provided by AT&T for use by the Amdocs Personnel in performing the Services and provide periodic Reports to AT&T specifying the then-current inventory of such assets (including the date received and the date returned to AT&T).

6.11	Managed Third Parties
(a)	Fully Managed Third Parties. With respect to Managed Third Parties designated on Schedule C as “Fully Managed Third Parties” and any substitute or replacement therefor (each a “Fully Managed Third Party”), Amdocs shall ensure that such Fully Managed Third Parties perform in accordance with this Agreement, including Service Levels, and comply with all applicable duties and obligations imposed on Amdocs under this Agreement. Unless otherwise specified in Schedule C or agreed in writing by the Parties, the performance of such Fully Managed Third Parties shall be included in determining Amdocs’ compliance with applicable Service Levels in Schedule F and Amdocs shall be responsible for any [**]. Amdocs shall manage each such Fully Managed Third Party and administer each such Third Party Contract as described in Section 6.11(b)(i)-(ix) below. Upon the expiration or termination for cause or
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
convenience of a Fully Managed Third Party contract, Amdocs shall be responsible for the continued performance of the Services in accordance with this Agreement and shall either provide such Services itself or enter into a contract for such Services with a replacement Fully Managed Third Party.

(b)	General Managed Third Parties. With respect to Managed Third Parties identified on Schedule C as “General Managed Third Parties,” and any substitute or replacement therefor (each a “General Managed Third Party”), Amdocs shall perform the following activities with respect to the management and administration of Third Party Contracts between AT&T (and/or the Eligible Recipients) and such General Managed Third Parties, except as modified in Schedule C:
(i)	manage the Managed Third Parties, including [**];

(ii)	as requested by AT&T, work with AT&T to manage [**] and Managed Third Parties as needed to provide the Services;

(iii)	oversee Managed Third Party [**] with the Managed Third Party (and known to Amdocs);

(iv)	notify AT&T and the Managed Third Party of each Managed Third Party [**] with the Managed Third Party (each as known to Amdocs);

(v)	escalate Managed Third Party [**];

(vi)	monitor and manage the Managed Third Party’s [**];

(vii)	communicate to AT&T [**];

(viii)	recommend [**]; and

(ix)	at AT&T’s request, participate and assist in [**] of such Managed Third Parties.
(c)	Financial Responsibility. Unless otherwise specified in this Schedule C or agreed in writing by the Parties, the [**] of Managed Third Parties shall be treated as a [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
6.12	Notice of Defaults.

Each Party shall promptly inform the other Party in writing of any breach of, or misuse or fraud in connection with, any Third Party Contract, Equipment Lease or Third Party Software license used in connection with the Services of which it becomes aware and shall cooperate with the other Party to prevent or stay any such breach, misuse or fraud.

7.	SERVICE LEVELS.

7.1	General.

Except as may be otherwise expressly specified as a Service Level, Amdocs shall perform the Services (i) at the levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that are equal to or higher than both the accepted industry norms applicable to the performance of such Services by top-tier service providers; (ii) at, if higher, the documented or otherwise verifiable levels of accuracy, quality, completeness, timeliness, responsiveness and productivity received by AT&T or the Eligible Recipients in the [**] prior to the applicable Commencement Date; (iii) to be in compliance with any Federal and/or State Regulatory Order; or (iv) to meet any AT&T customer contractual commitment where Amdocs has previously been advised of such contractual commitment. Without limiting the generality of the foregoing or the other obligations of Amdocs, Amdocs shall perform the Services so as to meet or exceed the Service Levels set forth in Schedule F. If more than one Service Level applies to any particular obligation of Amdocs, Amdocs shall perform in accordance with [**] such Service Levels. Amdocs shall be responsible for [**], except as otherwise provided in the Policy and Procedures Manual, provided that nothing in the foregoing shall be interpreted to prevent the application of Section 10.2. To facilitate the calculation of certain Service Levels, Amdocs will implement function point counting procedures according to the International Function Point Users Group (IFPUG) standards as set forth in Schedule F, Attachment D.

7.2	Service Level Credits.

Amdocs recognizes that AT&T is paying Amdocs to deliver the Services at specified Service Levels. The Service Levels required of Amdocs include (i) the performance standards set forth in Schedule F, (ii) Service Levels required of [**], and (iii) Service Levels required of the Eligible Recipients to be met by Law (including [**], imposed by the FCC, and/or imposed by any State telecommunications regulatory authority) (“Service Levels”). [**], then Amdocs [**] specified in Schedule F, in applicable
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
interconnection agreement(s), tariff(s), agreement(s) or serving arrangement(s), or by Law (“Service Level Credits”) in [**]. Under no circumstances shall [**]. However, if AT&T [**], Amdocs shall be entitled to [**].

7.3	Problem Analysis.

If Amdocs fails to provide Services in accordance with the Service Levels and this Agreement, Amdocs shall (after restoring service or otherwise resolving any immediate problem), in addition to fulfilling its obligations under Sections 17.1(f) and 17.1(o): (i) promptly investigate and report on the causes of the problem; (ii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iii) advise AT&T of the status of remedial efforts being undertaken with respect to such problem; and (iv) demonstrate to AT&T’s reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis. The Parties shall jointly conduct a Root Cause Analysis of such failure (in accordance with the agreed upon process set forth in the Policy and Procedures Manual for joint Root Cause Analyses) to determine the Root Cause of such failure and apportion responsibility among the Parties or any Third Parties who contributed to such failure, provided, however, that in apportioning such responsibility with respect to a defect by Amdocs detectable in unit, string, chain, integration or other testing for which Amdocs Personnel are responsible, the later failure of AT&T or its contractors to identify such defect during the phases of testing for which AT&T is responsible shall not, in and of itself, result in an a apportionment of any fault to AT&T. The Parties shall use [**] to complete the Root Cause Analysis [**]; provided that, if it is not capable of being completed within [**] using reasonable diligence, the Parties shall complete such Root Cause Analysis [**]. To the extent that [**], Amdocs shall, in addition to its other obligations under this Agreement, [**].

7.4	Measurement and Monitoring.

Except for Service Levels that AT&T chooses to measure and monitor itself, Amdocs shall, on or before the applicable Commencement Date, implement measurement and monitoring tools and metrics as well as standard reporting procedures, all acceptable to AT&T, to measure and report Amdocs’ performance of the Services against the applicable Service Levels. AT&T or its designee shall have [**]. Amdocs shall [**]. Amdocs also shall provide AT&T with access to the [**] used by Amdocs to calculate its performance against the Service Levels and the [**] utilized by Amdocs to generate such [**] for purposes of [**]. AT&T shall [**] for such [**] associated with their use.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
7.5	Satisfaction Surveys
(a)	Annual Survey. [**] will conduct a consolidated survey annually on an AT&T-designated date. This survey will cover [**] in accordance with the survey protocols and procedures specified in Schedule P. AT&T will provide participant lists to Amdocs for the survey [**] prior to the designated survey launch date. For [**] from the survey launch date the Parties will not discuss the survey activities or analysis. The [**] will compile the results and hand them off via email, at the same time, to AT&T- and Amdocs-designated recipients.

(b)	Survey Follow-up. If the results of any satisfaction survey conducted pursuant to Section 7.5(a) indicate that the [**] in Schedule P, Amdocs shall [**]. AT&T and Amdocs shall [**]; provided, that the time for completion of such tasks shall not exceed [**] from the date such user survey results are finalized and reported. Amdocs’ action plan developed hereunder shall specify the [**] by Amdocs and the dates by which each such action shall be completed. Following implementation of such action plan, Amdocs will conduct follow-up surveys with the [**].
7.6	Notice of Default.

If Amdocs [**] under this Agreement or any other [**], or (ii) that has [**] Amdocs shall [**] and Amdocs and AT&T shall [**].

8.	PERSONNEL

8.1	Transitioned Employees.
(a)	Offers and Employment.
(i)	Amdocs Offers of Employment. Within seven (7) days after the applicable Effective Date, but in no event before April 20, 2007, or other date specified in the applicable Transition Plan, Amdocs shall extend offers of employment to the applicable [**] and, (ii) extend offers of employment to the applicable [**], provided that, to the extent any of the [**], Amdocs shall continue to extend offers to [**], by the applicable Commencement Date. Such offers shall be for employment for [**] as of the date of such offers. Included with each offer of employment
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
hereunder shall be an explanation of the provisions of this Section 8.1(a) and Section 8.2 as they apply to the offer recipient. Amdocs shall [**]. Amdocs shall [**]. Unless otherwise specified in Schedule L, Schedule G or agreed by the Parties, [**] Amdocs as of the start date set forth in their offer letters, which shall be referred to herein as their “Employment Effective Date.” Amdocs’ offer of employment shall contain a requirement that such [**].

(ii)	Employees [**] Retirement Eligibility. Each individual [**] applicable Commencement Date, [**] will have the following options:
(1)	[**]; or

(2)	[**] hereunder.
(iii)	Other Employees. Each individual [**]
(1)	[**]; or

(2)	[**], Amdocs shall [**] as a Transitioned Employee hereunder.
(iv)	Reimbursement by Amdocs.
(1)	Reimbursement of [**]. Amdocs shall reimburse AT&T all [**]; and

(2)	Payments for [**]. Amdocs shall pay to AT&T, as follows, the amount reasonably calculated by AT&T as the present value of any [**] within [**]:
(a)	On [**];

(b)	On [**] of the Commencement Date of the Replica Services, [**];

(c)	On [**].
If any individual whose [**] are reimbursed by Amdocs pursuant to this Section 8.1(a)(iv) is [**] in connection with this Agreement, AT&T shall [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(v)	On-Leave Employees. With respect to any AT&T employee identified on Schedule L who on the applicable Commencement Date had not declined Amdocs’ offer of employment, but is on leave status, including without limitation medical, short-term disability, industrial or sick leave, such employee shall [**], Amdocs shall [**] as a Transitioned Employee hereunder.
(b)	Additional Transitioned Employees. During the [**] following the applicable Commencement Date, the Parties may agree upon additional AT&T Employees to whom offers of employment are to be extended by Amdocs. The compensation and other terms and conditions of such offers of employment shall be as set forth in this Article 8, and AT&T Employees accepting such offers shall be treated as Transitioned Employees for all purposes.

(c)	Reemployment of Transitioned Employees. During the [**] following the applicable Commencement Date, the Parties may agree upon, in writing, one or more Transitioned Employees [**]. Amdocs shall [**] any such Transitioned Employee(s), provided, however, that AT&T shall [**]. AT&T shall [**].

(d)	[**]. Amdocs shall [**] Transitioned Employee [**] Thereafter and until the expiration of [**] immediately following the Commencement Date of Diamond Services, Amdocs shall [**]. Thereafter and with respect to the Transitioned Employees [**] for the Acme Services, Amdocs shall [**] such Transitioned Employees [**] to the Commencement Date for the Acme Services, [**] such Commencement Date [**]. There shall be [**] such Commencement Date. For purposes of this provision, [**] the Transitioned Employee’s [**]. Amdocs may, [**] with Amdocs. [**] Transitioned Employee [**] such Transitioned Employee’s Employment Effective Date, Amdocs may [**] Transitioned Employee [**] Transitioned Employee. If a Transitioned Employee’s [**] by Amdocs [**] with Amdocs, Amdocs shall [**] the Transitioned Employee [**] on the applicable Effective Date, [**] the Transitioned Employee [**] on the date [**].

(e)	No Coverage of [**] Employees. This Agreement is not intended to modify the terms and conditions of employment pertaining to any AT&T employee whose terms of employment are subject to [**]. Amdocs will comply with such [**] and will negotiate and resolve all such disputes in accordance with such [**].

(f)	Subcontractors. To the extent offers of employment are made to AT&T
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
employees identified on Schedule L by Amdocs Affiliates or Subcontractors, rather than by Amdocs, Amdocs shall cause such offers and any resulting employment to be subject to and in strict accordance with this Article 8.

(g)	[**], Amdocs shall have [**] Commencement Date, [**] applicable contractor.
8.2	Employee Benefit Plans.
(a)	General. Except as otherwise provided in this Article 8, Amdocs shall enroll or, where enrollment is within the participant’s discretion, permit each Transitioned Employee and his or her dependents, effective as of his or her Employment Effective Date, to enroll in the employee plans of Amdocs that are made available to similarly situated employees of Amdocs. Amdocs has listed all of such employee plans on Schedule L.1 and provided AT&T with true and complete copies of the most recent summary plan descriptions and summary of material modifications for such employee plans or has provided a written summary where no current summary plan description exists. During the term of this Agreement and any extensions thereof, the employee benefits provided by Amdocs to Transitioned Employees shall be, in the aggregate, no less favorable than the employee benefits generally available to similarly situated Amdocs employees, except as provided below.

(b)	[**]. Except as otherwise provided in this Article 8, the [**], shall be[**], as applicable.

(c)	Employee Welfare Benefit Plans. Each Transitioned Employee shall be eligible as of his or her Employment Effective Date to participate immediately in Amdocs’ employee welfare benefit plans (“welfare plans”), which shall include medical care, hospitalization, life, accidental death and dismemberment, prescription drug, dental insurance benefits, vision insurance benefits, short term disability and long-term disability. Subject to the general comparability requirements in Section 8.2(a), eligibility for, the benefits of, and the amount, if any, of employee contributions toward welfare plan coverage will be determined by Amdocs; provided, however, that each of Amdocs’ welfare plans shall (i) [**], (ii) [**] in accordance with Section 8.2(b) and (iii) [**] prior to the Employment Effective Date. AT&T shall be responsible for any and all COBRA obligations with respect to each Transitioned Employee’s termination from AT&T.

(d)	Paid Time Off. Unless otherwise expressly agreed by the Parties, Amdocs will
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
provide that, with respect to each Transitioned Employee, such Transitioned Employee will [**], including [**]. Amdocs’ [**] Effective Date.

(e)	[**] Plans. Each Transitioned Employee shall be eligible as of his or her Employment Effective Date to participate immediately in the [**]. Until [**] after the Commencement Date for the Zebra Services, Amdocs shall make [**]. Until the Commencement Date for the Zebra Services Amdocs shall contribute [**] employee’s account in such Amdocs plan. Thereafter, Amdocs may transition such Transitioned Employees into the then standard [**] which includes an [**]. Each such Transitioned Employee’s [**] shall be subject to such Transitioned Employee’s [**] direction. Amdocs shall [**] in accordance with Section 8.2(b).

(f)	[**] Plans. Transitioned Employees shall be eligible to participate immediately in all [**] plans provided by Amdocs to its similarly situated employees.

(g)	[**] Assistance. Transitioned Employees shall be eligible to participate immediately in any [**] assistance programs provided by Amdocs to its similarly situated employees subject to Amdocs procedure and policies as set each year for Amdocs employees. AT&T shall [**], Amdocs shall [**].

(h)	[**] Programs. Transitioned Employees shall be eligible to participate immediately in [**] programs provided by Amdocs to its similarly situated employees. Activation of the Amdocs [**] program will be in accordance with achievement of Amdocs threshold, targets and management discretion. Notwithstanding the foregoing, each Transitioned Employee shall receive [**] from Amdocs for the period from [**] until [**] such Transitioned Employee would have had for such period had he or she remained an employee of AT&T, payable on the date Amdocs regularly [**] for the period that includes such period. Thereafter [**] targets will be in accordance with Amdocs policy.

(i)	[**] Plans. Subject to the provisions of Section 8.1(a) and without limiting the provisions of Section 8.1(d), each Transitioned Employee shall be eligible to participate immediately in all [**] plans provided by Amdocs to its similarly situated employees. Amdocs shall [**] in accordance with Section 8.2(b) [**].

(j)	Participation in [**] Plan. Amdocs shall provide that the Transitioned Employees shall be immediately eligible (without any waiting period) to participate in [**] plans in the same manner and to the same extent as similarly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
situated Amdocs employees. [**] to Transitioned Employees by Amdocs for this purpose in accordance with Section 8.2(b).

(k)	[**] Plan. Transitioned Employees shall be eligible to participate immediately in the [**] plan.

(l)	Other Employee Matters. As of the Employment Effective Date, the Transitioned Employees shall be employees of Amdocs for all purposes. Amdocs shall be responsible for funding and distributing benefits under [**] on or after the Transitioned Employee’s Employment Effective Date and for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees beginning on the Employment Effective Date. Unless otherwise agreed, AT&T shall be responsible for (i) funding and distributing benefits under the AT&T benefit plans in which Transitioned Employees participated prior to the Employment Effective Date, (ii) for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees and (iii) any other employment-related claim not arising out of the transactions contemplated by this Agreement for the period prior to the Employment Effective Date of such Transitioned Employee. Subject to Transitioned Employee consent where required, and subject to applicable Law, AT&T shall provide Amdocs with such information in AT&T’s possession reasonably requested by Amdocs in order to fulfill its obligations under this Article 8.
8.3	Designated Amdocs Personnel and Critical Support Personnel.
(a)	[**] Designated Amdocs Personnel.
(i)	The initial list of Designated Amdocs Personnel is set forth in Schedule B. Such list may be modified by the written agreement of the Parties. Neither Party will unreasonably withhold agreement to add or substitute a person onto Schedule B.

(ii)	Amdocs shall [**]. Amdocs shall [**], shall provide [**], and shall provide [**] as may be [**]. If the Parties [**].

(iii)	AT&T may [**] under this Agreement [**].
(b)	[**] Designated Amdocs Personnel. Amdocs shall [**] under this Agreement. In the event of [**], Amdocs shall [**]. Amdocs shall [**] in accordance with
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Section 8.3(a)(ii) and [**] under this Agreement. [**].

(c)	[**] Personnel. Except as set forth in Schedule L, Amdocs shall [**] under this Agreement [**]. In the event [**], Amdocs shall [**]. Without limiting the foregoing, Amdocs agrees to [**] the Commencement Date for the Acme Services. Amdocs and AT&T shall [**] applicable Commencement Date.

(d)	Retention Program. Amdocs will implement and maintain a retention strategy designed to retain Designated Amdocs Personnel and Critical Support Personnel on the AT&T account including [**].
8.4	Other Deployment of Transitioned Employees.

To the extent that Amdocs, in accordance with the other provisions of this Agreement, causes any Transitioned Employee to cease performing Services (other than for death; termination; disability; family, medical or military leave; or similar events that cause the Transitioned Employee not to perform services for Amdocs or its customers), Amdocs shall use its good faith and reasonable efforts to [**] under which Amdocs provides services to AT&T or on AT&T’s behalf, including [**].

8.5	[**].

[**] for the Services.

8.6	[**] Designated Amdocs Personnel.

[**] and Amdocs Personnel [**] the extent to which Amdocs has [**] under this Agreement; [**]. AT&T shall [**] identified above [**].

8.7	Amdocs Personnel Are Not AT&T Employees.

Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making AT&T or Amdocs partners, joint venturers, principals, joint employers, co-employers, agents or employees of or with the other. No officer, director, employee (including Transitioned Employees), agent, Affiliate, contractor or subcontractor retained by Amdocs to perform work on AT&T’s behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of AT&T for any purpose. Amdocs, not AT&T, has the right, power, authority and duty to supervise and direct the activities of the Amdocs Personnel and to compensate such
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Amdocs Personnel for any work performed by them on AT&T’s behalf pursuant to this Agreement. Amdocs, and not AT&T, shall be responsible and therefore solely liable for all acts and omissions of Amdocs Personnel.

8.8	Replacement, Qualifications and Retention of Amdocs Personnel.
(a)	Sufficiency and Suitability of Personnel. Amdocs shall assign (or cause to be assigned) sufficient Amdocs Personnel to provide the Services in accordance with this Agreement and to ensure that [**]. Such Amdocs Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform. Without limiting the foregoing, [**] the Amdocs Personnel as of the applicable Commencement Date.

(b)	Requested Replacement. In the event that AT&T determines that the continued assignment to AT&T of any Amdocs Personnel (including Designated Amdocs Personnel) is not in the best interests of AT&T, then AT&T shall give Amdocs notice to that effect requesting that such Amdocs Personnel be replaced. Promptly after Amdocs’ receipt of such a request from AT&T, the Parties will discuss in good faith appropriate corrective measures designed to address AT&T’s concerns (with agreement on such appropriate corrective measures not to be unreasonably withheld by either Party), which shall commence within five (5) days after the Parties begin to discuss corrective measures. If: (i) thirty (30) days after the commencement of agreed-upon corrective measures, the Parties are unable to agree that the corrective measurements have resolved the problem; or (ii) at any time, if AT&T reasonably believes such Amdocs Personnel will create legal liability to AT&T or an Eligible Recipient, Amdocs shall, upon AT&T’s request, replace (or cause to be replaced) as promptly as possible such Amdocs Personnel with an individual of suitable ability and qualifications, without cost to AT&T. Nothing in this provision shall operate or be construed to limit Amdocs’ responsibility for the acts or omission of the Amdocs Personnel.

(c)	[**] and Data. If AT&T determines that Amdocs’ [**] and so notifies Amdocs, Amdocs shall within [**] (i) provide AT&T with data concerning Amdocs’ [**], (ii) meet with AT&T to discuss the reasons for the [**] and (iii) submit a proposal for reducing the [**] for AT&T’s review and approval. Notwithstanding any [**] of Amdocs Personnel, Amdocs shall remain obligated to perform the Services without degradation and in accordance with the Service Levels.

(d)	[**]. With respect to [**], Amdocs shall [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(e)	Restrictions on Performing Services to [**]. Amdocs shall require that all Amdocs Personnel who are, or who are expected to be, engaged in the performance of Services to AT&T or the Eligible Recipients execute a non-disclosure agreement with Amdocs with terms no less protective of AT&T’s Proprietary Information than as provided under this Agreement. Neither Amdocs nor any Subcontractor shall cause or permit any Transitioned Employees or any Amdocs Personnel performing Services for AT&T to perform services directly or indirectly for [**] while engaged in the provision of Services to AT&T or the Eligible Recipients, [**]. For the purposes of the foregoing, [**]. From time to time, and in any event upon [**], Amdocs shall [**]. Upon [**] from time to time, Amdocs shall [**], and Amdocs shall [**] pursuant to the foregoing sentence. Without limiting the foregoing, prior to Amdocs [**], Amdocs will [**] AT&T’s [**] AT&T [**].

(f)	[**] Employees. [**] to provide Services [**]; provided that [**]. Amdocs will [**]. To the extent that [**], the Party will notify the other Party and Amdocs will [**].
8.9	Conduct of Amdocs Personnel.
(a)	Conduct and Compliance. While at AT&T sites, Amdocs Personnel shall (i) comply with the AT&T Rules and other rules and regulations regarding personal and professional conduct generally applicable to personnel at such AT&T sites (and communicated orally or in writing to Amdocs or Amdocs Personnel or made available to Amdocs or Amdocs Personnel by conspicuous posting at an AT&T Facility, electronic posting or other means generally used by AT&T to disseminate such information to its employees or contractors), (ii) comply with reasonable requests of AT&T personnel pertaining to personal and professional conduct and (iii) otherwise conduct themselves in a businesslike manner.

(b)	Identification of Amdocs Personnel. All Amdocs Personnel shall clearly identify themselves as Amdocs Personnel and not as employees of AT&T. This shall include any and all communications, whether oral, written or electronic. Each Amdocs Personnel shall wear a badge indicating that he or she is not an employee of AT&T.

(c)	Restriction on Marketing Activity. Except for marketing representatives designated in writing by Amdocs to AT&T, none of the Amdocs Personnel shall conduct any marketing activities at AT&T, other than, subject to Section 13.4,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
reporting potential marketing opportunities to Amdocs’ designated marketing representatives.
8.10	Substance Abuse.

Amdocs shall immediately remove (or cause to be removed) any Amdocs Personnel who is known to be or reasonably suspected of engaging in substance abuse while on a AT&T site, in a AT&T vehicle or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia or, to the extent not permitted on AT&T sites, alcohol or the misuse of prescription or non-prescription drugs. Amdocs represents and warrants that it has and will maintain a substance abuse policy and that such policy will be applicable to all Amdocs Personnel performing Services under this Agreement. Amdocs represents and warrants that it shall require its Subcontractors and Affiliates providing Services to have and maintain such policy and practices and to adhere to this provision.

8.11	Union Agreements.

Amdocs shall provide AT&T not less than ninety (90) days’ notice of the expiration of any collective bargaining agreement with unionized Amdocs Personnel if the expiration of such agreement or any resulting labor dispute could potentially interfere with or disrupt the business or operations of AT&T or an Eligible Recipient or impact Amdocs’ ability to timely perform its duties and obligations under this Agreement, provided that such obligation to notify shall not limit Amdocs’ obligation to perform the Services or its other obligations under this Agreement.

8.12	Labor Disputes
(a)	Amdocs understands that the performance, during a labor dispute between AT&T and the union(s) representing AT&T’s employees, of work ordinarily performed by said employees, may result in Amdocs’ being viewed as a legal ally of AT&T under the labor laws of the United States, as a consequence of which Amdocs and Amdocs’ business premises may be lawfully subjected to picketing, handbilling or other forms of communication to the public by striking employees of AT&T, or their union representatives.

(b)	In the event of a labor dispute between AT&T and the union(s) representing AT&T employees, AT&T may [**], including the [**] the commencement of a
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
labor dispute. Where AT&T [**]. AT&T shall also have the right to [**] in the event of a labor dispute to [**] to be provided by Amdocs during the pendency of the labor dispute. Such [**], shall be agreed upon by the Parties prior to Amdocs’ commencing to [**]. Such [**] and to the extent not comparable to [**] between Amdocs and AT&T, and in the absence of such [**] under this Agreement and such master services arrangement(s) for reasonably comparable services.

(c)	The rights and obligations of the Parties under this Section 8.12 are [**], their respective rights under Sections 21.2, 21.9 and 18.2.
9.	AMDOCS RESPONSIBILITIES.

9.1	Policy and Procedures Manual.
(a)	Delivery and Contents. As part of the Services, [**], Amdocs shall deliver to AT&T for its review, comment and approval (i) an outline of the topics to be addressed in the Policy and Procedures Manual within [**] days after the Effective Date, and (ii) a final draft of the Policy and Procedures Manual within [**] days after the Effective Date (the “Policy and Procedures Manual”). At a minimum, the Policy and Procedures Manual shall include the following:
(i)	a detailed description of the Services and the manner in which each will be performed by Amdocs, including (A) the Equipment, Software and Systems to be procured, operated, supported or used; (B) documentation (including operations manuals, user guides, specifications, policies/procedures and disaster recovery plans) providing further details regarding such Services; and (C) the specific activities to be undertaken by Amdocs in connection with each Service, including, where appropriate, the direction, supervision, monitoring, staffing, reporting, planning and oversight activities to be performed by Amdocs under this Agreement;

(ii)	the procedures for AT&T/Amdocs interaction and communication, including (i) call lists; (ii) procedures for and limits on direct communication by Amdocs with AT&T personnel; (iii) problem management and escalation procedures; (iv) priority and project procedures; (v) acceptance testing, including conditional acceptance; (vi) testing and demonstration procedures; (vii) quality assurance procedures and checkpoint reviews; and (viii) annual and quarterly financial objectives, budgets, and performance goals;
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(iii)	practices and procedures addressing such other issues and matters as AT&T shall require; and

(iv)	the other topics and issues addressed in Schedule D, Part 5.
Amdocs shall incorporate AT&T’s then-current policies and procedures in the Policy and Procedures Manual to the extent it is directed to do so by AT&T.
(b)	Revision and Maintenance. Amdocs shall incorporate any reasonable comments or suggestions of AT&T into the Policy and Procedures Manual and shall deliver a final revised version to AT&T within [**] days of its receipt of such comments and suggestions for AT&T’s approval. The Policy and Procedures Manual will be delivered and maintained by Amdocs in hard copy and electronic formats and will be accessible electronically to AT&T information technology management and End Users in a manner consistent with AT&T’s security policies.

(c)	Compliance. Amdocs shall perform the Services in accordance with AT&T’s then-current policies and procedures as communicated to Amdocs in writing (including through access to appropriate websites(s) or as communication is otherwise contemplated under Section 6.3(b), until the Policy and Procedures Manual is finalized and agreed upon by the Parties. Thereafter, Amdocs shall perform the Services in accordance with the Policy and Procedures Manual. In the event of a conflict between the provisions of this Agreement and the Policy and Procedures Manual, the provisions of this Agreement shall control unless the Parties expressly agree otherwise and such agreement is set forth in the relevant portion of the Policy and Procedures Manual.

(d)	Modification and Updating. Amdocs shall promptly modify and update the Policy and Procedures Manual monthly to reflect changes in the operations or procedures described therein and to comply with AT&T’s Strategic Decisions as described in Section 9.5. Amdocs shall provide the proposed changes in the manual to AT&T for review, comment and approval. To the extent any such change could (i) increase AT&T’s total costs of receiving the Services; (ii) require material changes to AT&T facilities, systems, software or equipment; (iii) have a material adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the Services; or (iv) violate or be inconsistent with [**]. With respect to the Replica, Diamond, and Zebra Services or any new or additional services to be provided by Amdocs under this Agreement, Amdocs will undertake an initial modification and update
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
of the Policy and Procedures Manual in accordance with the timeline set forth in the applicable Transition Plan.
9.2	Governance.

Amdocs shall participate in, and fulfill its obligations under, Schedule D, Part 4.

9.3	Reports.
(a)	Reports. Amdocs shall provide AT&T with reports pertaining to the performance of the Services and Amdocs’ other obligations under this Agreement sufficient to permit AT&T to monitor and manage Amdocs’ performance, including those required under this Agreement (“Reports”). The Reports to be provided by Amdocs shall include those described in Schedule Q and Schedule Q.1 in the format and at the frequencies provided therein. In addition, from time to time, AT&T may identify additional Reports to be generated by Amdocs and delivered to AT&T on an ad hoc or periodic basis. All Reports shall be provided to AT&T as part of the Services [**]. The Reports described in Schedule Q and Schedule Q.1 and, to the extent reasonably applicable, all other Reports shall be provided to AT&T (i) [**].

(b)	Back-Up Documentation. As part of the Services, Amdocs shall provide AT&T with such documentation and other information available to Amdocs as may be reasonably requested by AT&T from time to time in order to verify the accuracy of the Reports provided by Amdocs. In addition, Amdocs shall provide AT&T with all documentation and other information reasonably requested by AT&T from time to time to [**] and this Agreement.

(c)	Correction of Errors. As part of the Services [**], Amdocs shall promptly correct any errors or inaccuracies in or with respect to the Reports, the information or data contained in such Reports or other contract deliverables caused by Amdocs or its agents, Subcontractors, Managed Third Parties or third party product or service providers.
9.4	Quality Assurance.
(a)	Processes and Procedures. Amdocs shall develop and implement quality assurance processes and procedures (including the procedures otherwise specified in this Section 9.4) to ensure that the Services are performed in an accurate and timely manner, in accordance with [**]. Such procedures shall include
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
verification, checkpoint reviews, testing, acceptance and other procedures for AT&T to assure the quality and timeliness of Amdocs’ performance. Amdocs shall submit such processes and procedures to AT&T for its review, comment and approval within [**] days after the Effective Date. Upon AT&T’s approval, such processes and procedures shall be included in the Policy and Procedures Manual. Prior to the approval of such processes and procedures by AT&T, Amdocs shall adhere strictly to AT&T’s then-current policies and procedures where Supplier has previously been advised of such policies and procedures by AT&T or such Eligible Recipient (including through access to appropriate website(s)). [**] with the Service Levels and other terms of this Agreement.

(b)	Materials Quality. Amdocs hereby agrees that Materials furnished hereunder by Amdocs have or will have undergone or have or will have been subject to appropriate quality control measures and procedures, including performance measurements, testing, quality process reviews or inspections prior to delivery to AT&T.

(c)	Amdocs Performance Program. Both Parties hereby agree to participate in the Amdocs Performance Program (hereinafter “Program”) described below. The Program is a program to assist Amdocs in self-identifying areas of deficiency that may develop in Amdocs’ performance as it relates to fulfilling its obligations under this Agreement. Participation in or use of the Program does not negate or diminish Amdocs’ responsibilities as it relates to its requirements to perform its obligation as defined elsewhere in this Agreement nor does it negate, diminish or waive AT&T’s rights or remedies as defined elsewhere in this Agreement. If there is a conflict between the Program and other sections of this Agreement, the other sections of the Agreement shall control.

Amdocs shall:
(i)	Continuously monitor its performance relative to certain measurable performance indices such as product performance, service performance and on-time delivery. Performance measurements collected for the purposes of the Program (hereinafter “Data”) will be defined by AT&T and communicated to Amdocs from time to time.

(ii)	Collect and report to AT&T the Data relating to Amdocs’ performance as requested by AT&T. The Data must be entered by Amdocs in AT&T’s supplier web site in a format that is designated by AT&T.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(iii)	Conduct a self-evaluation of its performance based on the analysis of the Data reported. In those areas where Amdocs’ performance deviates from [**], Amdocs shall [**].

(iv)	Cooperate fully with AT&T’s supplier performance management team to coordinate Amdocs’ activities as they relate to the Program. This includes participation in planning meetings, audits, feedback sessions and issue resolution.
AT&T shall:
(i)	Define the Data requirements that Amdocs will monitor and report.

(ii)	Provide Amdocs with access to AT&T’s supplier website [**] for the purposes of entering Amdocs’ data.

(iii)	Generate Performance Reports summarizing the Data and provide Amdocs with periodic feedback evaluating its performance. AT&T’s supplier performance management team will assist Amdocs in resolving any internal AT&T issues that may impact Amdocs’ performance.
(d)	Amdocs Recommendations. At least once each Contract Year, Amdocs shall, at [**], make written recommendations to AT&T with respect to the efficiency and cost-effectiveness of the Services, including bringing to AT&T’s attention any existing or planned promotional offerings of Amdocs, Service upgrades or additional services that Amdocs believes may be of value to AT&T or an Eligible Recipient, and recommending reconfigurations that optimize delivery of Services to Amdocs efficiently and eliminate unwanted redundancy.

(e)	Savings Clause. Nothing contained in this Section 9.4 will diminish Amdocs’ obligation to deliver Materials in conformance with Amdocs’ warranty obligations under this Agreement.
9.5	[**] Strategic Decisions and Authority.
(a)	[**] Strategic Decisions and Authority. Notwithstanding any provision in this Agreement to the contrary, [**]. For purposes of the foregoing:
(i)	[**], Amdocs shall [**]; provided, however, [**];
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(ii)	[**], AT&T shall [**].
(b)	Amdocs Support. [**], Amdocs shall provide assistance to AT&T, in (i) AT&T’s making of Strategic Decisions, (ii) defining information technology architectures and standards and (iii) preparing long-term strategic information technology plans and short-term implementation plans for such environment. The assistance to be provided by Amdocs shall include (i) active participation with AT&T representatives on permanent and ad-hoc committees and working groups addressing such issues; (ii) assessments of the then-current architectures, standards and systems; (iii) analyses of Strategic Decisions and/or architectures, standards and systems in light of business priorities, business strategies and competitive market forces identified by AT&T; and (iv) recommendations regarding architectures and platforms, software and hardware products, information technology strategies and directions and other enabling technologies. With respect to each recommendation, Amdocs shall provide high-level estimates and analyses of the following: (i) cost projections and cost/benefit analyses; (ii) the changes, if any, in the personnel and other resources required to operate and support the changed environment; (iii) the resulting impact on AT&T’s information technology costs; (iv) the expected performance, quality, responsiveness, efficiency, reliability and other service levels; and (v) general plans and high-level projected times for development and implementation. In connection with the foregoing, Amdocs shall, subject to Section 9.6 (including any adjustments to the Charges in accordance therewith) and Schedule D.1: (1) jointly with AT&T and in accordance with the governance model, identify the least cost/highest benefit methods to implement and, upon AT&T’s approval, implement technology changes and proven methodologies, (2) in accordance with the governance model, Section 9.5(a), and with AT&T’s approval maintain a level of technology that allows AT&T to take advantage of technological advances in order to remain competitive in the markets that AT&T serves, (3) provide AT&T access to the improved technology for AT&T’s evaluation in connection with the Services, and (4) at AT&T’s request and in accordance with the governance model, meet with AT&T once during every 90-day period to discuss new trends in application development and maintenance technology.

(c)	Financial, Forecasting and Budgeting Support. On a monthly basis, Amdocs shall provide a [**] rolling forecast to AT&T for AT&T’s forecasting and budgeting purposes, including: [**]. In addition, on an annual basis, Amdocs shall provide information to AT&T regarding opportunities to modify or improve the Services
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(d)	[**], AT&T shall [**]. Amdocs shall (i) comply [**], (ii) [**] and (iii) [**].
9.6	Change Management.
(a)	Compliance with Change Management Procedures. The change management procedures (“Change Management Procedures”) shall be fully documented in the Policy and Procedures Manual and shall conform to the provisions of this Section 9.6, shall further [**] and shall use the change control system and tools specified by AT&T. Prior to making any Change or using any new (e.g., not tested in or for the AT&T environment) Software or Equipment to provide the Services, Amdocs shall have verified by appropriate testing that the change or item has been properly installed, is operating in accordance with its specifications, is performing its intended functions in a reliable manner and is compatible with and capable of operating as part of the AT&T environment. This obligation shall be in addition to [**].

(b)	Change Costs. Without limiting AT&T’s right of approval under Section 9.6(c), unless otherwise specified in Schedule D or expressly approved by AT&T, [**] associated with (i) the design, installation, implementation, testing and rollout of such Change, (ii) any modification or enhancement to, or substitution for, any impacted Software, Equipment or System, (iii) any increase in the cost to AT&T of operating, maintaining or supporting any impacted Software, Equipment or System and (iv) subject to Section 9.6(i), any increase in resource usage to the extent it results from a Change.

(c)	AT&T Approval — [**]. Amdocs shall [**] the Services; (ii) require material changes to AT&T facilities, systems, software, utilities, tools or equipment; (iii) require [**], (iv) have [**] as specified in Section 9.5 [**] to which [**].

(d)	AT&T Approval — [**]. Amdocs shall make no Change that may [**].

(e)	Information for Exercise of Strategic Decisions Authority. In order to facilitate [**] Strategic Decisions, architecture, standards and plans pursuant to Section 9.5, [**] with such information as [**] shall reasonably require with respect to any such proposed Change. Such information shall include [**]. Such description shall include [**] of this Agreement [**].

(f)	Temporary Emergency Changes. Notwithstanding the foregoing, Amdocs may make temporary Changes required by an emergency [**]. Amdocs shall
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
document and report such emergency changes to AT&T [**] after the change is made. Such Changes shall not be implemented on a permanent basis [**].

(g)	Implementation. Amdocs will schedule and implement all Changes so as not to (i) disrupt or adversely impact the business or operations of AT&T or the Eligible Recipients, (ii) degrade the Services then being received by them or (iii) interfere with their ability to obtain the full benefit of the Services.

(h)	Planning and Tracking. Amdocs will provide advance notice to AT&T as soon as practicably possible of all planned Changes. The status of Changes will be monitored and tracked by Amdocs against the applicable schedule.

(i)	Comparisons. For any Change, Amdocs shall, upon AT&T’s request, perform a comparison at a reasonable and mutually agreed level of detail, between the amount of resources required by the affected Software or Equipment to perform a representative sample of the processing being performed for AT&T immediately prior to the Change and immediately after the System Change. AT&T shall not be required [**].
9.7	Software Currency.
(a)	Currency of Software. Subject to and in accordance with Sections 6.4, 6.5, 9.5, 9.6, 9.7 and Schedule I, Amdocs agrees to maintain reasonable currency for all Software for which it is financially responsible under this Agreement and to provide maintenance and support for new releases and versions of Software for which it is operationally responsible. [**], (i) Amdocs shall [**], and (ii) Amdocs shall [**] include (i) providing and supporting [**]; (ii) supporting [**]; (iii) providing support [**]; and (iv) maintaining [**] and with the following [**] shall be [**]; and (ii) [**] must be [**]. Further, [**]. AT&T shall [**].

(b)	Evaluation, Testing and Validation. Prior to installing a new Major Release or Minor Release, Amdocs shall evaluate, test and, if appropriate based on the results of such testing and evaluation, validate such Release to verify that it will perform in accordance with this Agreement and the architectures [**] of the Services. The evaluation, testing and validation performed by Amdocs shall [**] under such circumstances.

(c)	Provision of Evaluation, Testing and Validation to AT&T. Notwithstanding Section 9.7(a), Amdocs shall provide to AT&T, prior to installing any Major
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Release or Minor Release, the results of its evaluation, testing and validation of such Major Release or Minor Release. Amdocs shall [**]. Amdocs shall [**] and as otherwise required by this Agreement.

(d)	Updates by AT&T. AT&T and the Eligible Recipients shall have the right, but not the obligation, to install new releases of, replace or make other changes to Software for which AT&T is financially responsible under this Agreement.
9.8	Access to [**].

Upon AT&T’s request, Amdocs shall provide AT&T with [**] access to Amdocs’ [**].

9.9	Audit Rights.
(a)	Amdocs Records. Amdocs shall, and shall cause its Subcontractors to, maintain complete and accurate records of and supporting documentation for all [**], all [**] and all transactions, authorizations, Changes, implementations, soft document access, reports, analyses, data or information created, generated, collected, processed or stored by Amdocs in the performance of its obligations under this Agreement (“Contract Records”). Amdocs shall maintain such Contract Records in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards. Amdocs shall retain all data and information (including AT&T Data and Contract Records) (i) in accordance with AT&T’s record retention policy as it may be modified from time to time and provided to Amdocs in writing; (ii) as may be necessary in connection with [**], whether or not arising in connection with this Agreement, provided Supplier has been informed of [**]; and (iii) as required by Laws.

(b)	Operational Audits. Amdocs shall, and shall cause its Subcontractors to, provide to AT&T (and internal and external auditors, inspectors, regulators and other representatives that AT&T may designate from time to time) access at reasonable hours to Amdocs Personnel, to the facilities at or from which Services are then being provided and to Amdocs records and other pertinent information, all to the extent relevant to the Services and Amdocs’ obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections of AT&T and Eligible Recipients and their respective businesses, to [**]. Amdocs shall provide any assistance reasonably requested by AT&T or its designee in conducting any such audit, including installing and operating audit software. If an audit reveals [**] of this Agreement, Amdocs shall promptly [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
AT&T or any Eligible Recipient as a result thereof.

(c)	Financial Audits. During the term of this Agreement and for a period of [**] after termination or expiration of this Agreement Amdocs shall, and shall cause its Subcontractors to, provide to AT&T (and internal and external auditors, inspectors, regulators and other representatives that AT&T may designate from time to time) access at reasonable hours to Amdocs Personnel and to Contract Records and other pertinent information, all to the extent relevant to the performance of Amdocs’ obligations under this Agreement; provided, however, with respect to such obligations for any Subcontractor, the required period of retention shall not exceed [**] after the expiration or termination of such Subcontractor’s agreement with Amdocs. Such access shall be provided for the purpose of performing audits and inspections to [**] legal, regulatory and contractual requirements. Amdocs shall provide any assistance reasonably requested by AT&T or its designee in conducting any such audit and shall make requested personnel, records and information available during the term of this Agreement and thereafter, during the period specified in AT&T’s records retention policy, as it may be modified from time to time. If any such audit reveals an overcharge by Amdocs, and Amdocs does not successfully dispute the amount questioned by such audit in accordance with Article 18.3(d)(i), Amdocs shall promptly pay to AT&T the amount of such overcharge, together with interest from the date of Amdocs’ receipt of such overcharge at the at the [**]. In addition, if any such audit reveals an overcharge of more than five percent (5%) of the audited Charges in any Charges category, Amdocs shall promptly reimburse AT&T for the actual cost of such audit and shall issue to AT&T a credit for any Charges due from AT&T to Amdocs. In the event such an audit results in a determination that Supplier has undercharged AT&T, then AT&T shall reasonably promptly notify Supplier of such determination.

(d)	Audit Assistance. AT&T and certain Eligible Recipients may be subject to regulation by governmental bodies and other regulatory authorities under applicable laws, rules, regulations and contract provisions. If a governmental body or regulatory authority exercises its right to examine or audit AT&T’s or an Eligible Recipient’s books, records, documents or accounting practices and procedures pursuant to such laws, rules, regulations or contract provisions, Amdocs shall provide all assistance requested by AT&T or the Eligible Recipient in responding to such audits or government requests for information.

(e)	General Procedures.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(i)	Notwithstanding the intended breadth of AT&T’s audit rights, AT&T shall not be given access to (i) the proprietary information of other Amdocs customers, (ii) Amdocs locations that are not related to AT&T or the Services or (iii) Amdocs’ internal costs, [**].

(ii)	In performing audits, AT&T shall endeavor to avoid unnecessary disruption of Amdocs’ operations and unnecessary interference with Amdocs’ ability to perform the Services in accordance with the Service Levels.

(iii)	Following any audit, AT&T shall conduct (in the case of an internal audit), or request its external auditors or examiners to conduct, an exit conference with Amdocs to obtain factual concurrence with issues identified in the review.

(iv)	AT&T shall be given adequate private workspace in which to perform an audit, plus access to photocopiers, telephones, facsimile machines, computer hook-ups and any other facilities or equipment needed for the performance of the audit.
Except as otherwise set forth below, external auditors examining Amdocs’ records shall not be any of the Amdocs competitors identified by Amdocs in Schedule N.4 (“Amdocs Competitors”), and, prior to being granted access to Amdocs records, external auditors shall first enter into a non-disclosure agreement with Amdocs, in form substantially as set forth in Exhibit 6. Notwithstanding the foregoing, [**], AT&T shall [**], AT&T shall [**].

(f)	Amdocs Internal Audit. If Amdocs determines as a result of its own internal audit that [**], then Amdocs shall promptly [**]. In the event such an audit results in a determination that Amdocs has undercharged AT&T, then, subject to Section 12.1(d) and AT&T’s right to dispute the amount of such undercharge, Amdocs may immediately invoice such undercharge to AT&T and the amount of such undercharge shall be treated, for invoicing and payment purposes, as an invoice for the month in which the invoice is delivered to AT&T.

(g)	Amdocs Response. Amdocs and AT&T shall meet to review each audit report promptly after the issuance thereof. Amdocs will respond to each audit report in writing within [**] days from receipt of such report, unless a shorter response time is specified in such report. Amdocs and AT&T shall develop and agree upon
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
an action plan to promptly address and resolve any deficiencies, concerns and/or recommendations in such audit report and Amdocs, [**], shall undertake remedial action in accordance with such action plan and the dates specified therein.

(h)	Amdocs Response to Government Audits. If an audit by a governmental body or regulatory authority having jurisdiction over AT&T, an Eligible Recipient or Amdocs results in a finding that Amdocs is not in compliance with [**] relating to the performance of its obligations under this Agreement, Amdocs shall, [**] and within the time period specified by such auditor, address and resolve the deficiency(ies) identified by such governmental body or regulatory authority, provided that such obligation shall not limit Amdocs’ other related costs or obligations under this Agreement.

(i)	SAS Audits; Sarbanes-Oxley. [**], Amdocs shall cooperate with AT&T on SAS 70 Type II audits and on Sarbanes-Oxley related documentation and/or testing activities. [**], Amdocs shall perform a SAS 70 Type II audit that complies with AT&T’s requirements related to Sarbanes-Oxley Risk at Amdocs’ Facilities, and obtain a SAS 70 Type II audit opinion from an independent third party auditor. Amdocs shall perform the SAS 70 Type II audit whenever AT&T is performing such an audit. Amdocs shall provide AT&T with an electronic and written copy of the SAS 70 Type II audit opinion within [**] days after the completion of the audit.

(j)	Obligation to Cure. [**], Amdocs shall promptly cure any breach of this Agreement discovered or disclosed in connection with any audit performed under this Section 9.9.

(k)	Audit Costs. Amdocs and its Subcontractors shall provide the Services described in this Section 9.9 [**].
9.10	Subcontractors.
(a)	Use of Subcontractors
(i)	General. Amdocs shall not subcontract any of its responsibilities to an Entity not an Affiliate of Amdocs (subject to clause (ii) below) without [**]. The Subcontractors listed on Schedule C.2 are approved as of the applicable Effective Date. Prior to entering into a subcontract with a third party for the Services, Amdocs shall [**] the Services [**] the proposed
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Subcontractor [**]; and (ii) [**] of such Subcontractor. AT&T also shall have the right during the term of this Agreement [**]; provided, however, that AT&T shall [**]; provided, further, that notwithstanding the foregoing proviso, at any time, if AT&T reasonably believes a Subcontractor [**], AT&T may [**] and Amdocs shall[**]. To the extent that AT&T [**], Amdocs shall [**]. Amdocs may, [**], update Schedule C.2 from time to time to incorporate additions and subtractions to the list of approved Subcontractors that have been made in accordance with this Section 9.10(a).

(ii)	Subcontracting to Amdocs Affiliates. The Parties acknowledge that certain Amdocs obligations under this Agreement may be subcontracted to one or more Amdocs Affiliates [**], provided that (i) the obligations of Amdocs hereunder related to such performance shall be deemed applicable to such Affiliate(s) as if expressly so provided herein, and (ii) Amdocs shall be fully responsible for any and all such performance or failure thereof by such Affiliate(s). Without limiting the foregoing, Amdocs warrants and covenants that in no event shall any provision of this Agreement, or any right or benefit of AT&T or the Eligible Recipients provided for under this Agreement be reduced, limited or otherwise adversely impacted (including through any increase in cost, Charge or expense, including taxes) as a consequence of any such performance by or through an Amdocs Affiliate.
(b)	Shared Subcontractors. Amdocs may, in the ordinary course of business, subcontract (i) for third party services or products that are not exclusively dedicated to AT&T and that do not include regular direct contact with AT&T or Eligible Recipient personnel or the performance of services at AT&T sites or (ii) with temporary personnel firms for the provision of temporary contract labor (collectively, “Shared Subcontractors”); provided, that such Shared Subcontractors possess the training and experience, competence and skill to perform the work in a skilled and professional manner. AT&T shall have no approval right with respect to such Shared Subcontractors. If, however, AT&T expresses dissatisfaction with the services of a Shared Subcontractor, Amdocs shall work in good faith to resolve AT&T’s concerns on a mutually acceptable basis and, at AT&T’s request, replace such Shared Subcontractor at no additional cost to AT&T.

(c)	Amdocs Responsibility. Amdocs shall be responsible for any failure by any
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Subcontractor or Subcontractor personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on Amdocs under this Agreement to the same extent as if such failure to perform or comply was committed by Amdocs or Amdocs employees. Amdocs shall guarantee the performance of all such Subcontractors and Subcontractor personnel providing any of the Services hereunder. Amdocs shall be AT&T’s sole point of contact regarding the Services, including with respect to payment.
9.11	Amdocs Diversity.
(a)	It is the policy of AT&T that minority, women, and disabled veteran owned business enterprises (“MWDVBEs”) shall have the maximum practicable opportunity to participate in the performance of contracts. Amdocs’ overall percentage of contribution commitment will be as agreed to by the Parties in the AT&T and Amdocs Master Service Agreement 02026713A.010.

(b)	Amdocs’ obligations under this Section are not a limitation of any obligations that Amdocs may have under other provisions of this Agreement, including Section 9.12.
9.12	Government Contract Flow-Down Clauses.
(a)	General. The Parties acknowledge and agree that, as a matter of federal procurement law, Amdocs may be deemed a subcontractor to AT&T or an Eligible Recipient under one or more of their contracts with the federal government, that the Services provided or to be provided by Amdocs in such circumstances constitute “commercial items” as that term is defined in the Federal Acquisition Regulation, 48 C.F.R. Section 52.202, and that subcontractors providing commercial items under government contracts are subject to certain mandatory flow-down clauses (currently, (i) Equal Opportunity, (ii) Affirmative Action for Special Disabled and Vietnam Era Veterans and (iii) Affirmative Action for Handicapped Workers) under the Federal Acquisition Regulation, 48 C.F.R. Section 52.244-6. The Parties agree that, insofar as certain clauses are be required to be flowed down to Amdocs, AT&T shall so notify Amdocs and Amdocs shall comply with clauses required by applicable regulations to be included in a subcontract for commercial items [**].

(b)	Special Requirements. The Parties do not believe that the Services provided by Amdocs under this Agreement will be subject to government flow-down
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
requirements other than those associated with any subcontracts for commercial items. Should compliance by Amdocs with additional flow-down provisions nevertheless be required by the federal government in certain circumstances, AT&T shall so notify Amdocs and Amdocs shall comply with such additional flow-down provisions and the Parties shall negotiate in good faith regarding the additional consideration, if any, to be paid to Amdocs in such circumstances. If the Parties are unable to reach agreement as to consideration within [**]days, AT&T, [**], may elect to (i) terminate the specific Services triggering [**]; (ii) terminate any Services rendered unable to be received by AT&T [**] as a result of the termination described in (i); or (iii) pay Amdocs [**]. If AT&T elects to terminate the Services or Agreement, it shall not be obligated to pay any Termination Charges. If the Parties are unable to agree on the [**] to be incurred by Amdocs, the Parties may jointly approve the selection of a third party accounting expert to make that determination.
9.13	Disaster Recovery and Business Continuity Plan
(a)	Amdocs will provide a Disaster Recovery and Business Continuity Plan at all times during the term of this Agreement [**] as set forth in this section. Such Disaster Recovery and Business Continuity Plan shall be reviewed and approved by AT&T.

(b)	This should include, but not be limited to:
(i)	Demonstrate the existence of a recovery strategy, which is complimentary to AT&T, that is exercised with documented conclusions and recommended improvements.

(ii)	Ensure that failover processes and procedures are in place to support AT&T applications and these failover processes and procedures are exercised [**].

(iii)	Ensure that adequate communication documents, processes, and procedures are readily available and kept up to date.
10.	AT&T RESPONSIBILITIES.

10.1	Responsibilities.

In addition to AT&T’s responsibilities as expressly set forth elsewhere in this Agreement,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
AT&T shall be responsible for the following:
(a)	AT&T Contract Office. The AT&T Contract Office shall have the authority to act on behalf of AT&T in all day-to-day matters pertaining to this Agreement. AT&T may change the designated AT&T Contract Office from time to time by providing notice to Amdocs. Additionally, AT&T will have the option, but will not be obligated, to designate additional representatives who will be authorized to make certain decisions (e.g., regarding emergency maintenance) if the AT&T Contract Office is not available.

(b)	Cooperation. AT&T shall cooperate with Amdocs by, among other things, making available, as reasonably requested by Amdocs, management decisions, information, approvals and acceptances so that Amdocs may accomplish its obligations and responsibilities hereunder.

(c)	AT&T Services. AT&T agrees that the AT&T information technology operations organization (“ITO”) will continue during the term to perform services, functions and responsibilities for Amdocs in a manner and quality similar to that provided by the ITO to the Transitioned Personnel during the twelve (12) months prior to the applicable Commencement Date. AT&T agrees that for the Replica Applications designated on Schedule A.b for which AT&T has retained the systems architects, AT&T will continue during the Term to perform the services, functions and responsibilities for Amdocs set forth in Schedule D, Part 6 in a manner and quality similar to that provided by such system architects to the Transitioned Personnel during the twelve (12) months prior to the Replica Commencement Date.

(d)	Requirement of Writing. To the extent Amdocs is required under this Agreement to obtain AT&T’s approval, consent or agreement, such approval, consent or agreement must be in writing and must be signed by the AT&T Contract Office or an authorized AT&T representative. Notwithstanding the preceding sentence, the AT&T Contract Office may agree in advance in writing that as to certain specific matters, oral approval, consent or agreement will be sufficient.
10.2	Savings Clause.

Amdocs’ failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Amdocs non-performance is
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
directly caused by:
(A)	AT&T’s wrongful action, unreasonable failure to cooperate with Amdocs or Amdocs Personnel or breach of its material obligations under this Agreement;

(B)	[**];

(C)	[**]; or

(D)	[**];
[**]. Without limiting the foregoing, to the extent AT&T reasonably believes that a Savings Event has occurred it shall [**].

11.	CHARGES.

11.1	General.
(a)	Payment of Charges. In consideration of Amdocs’ performance of the Services, AT&T agrees to pay Amdocs the applicable Charges set forth in Schedule I.

(b)	No Additional Charges. The charges for Transition Services provided by or for Amdocs under this Agreement are included in the Charges set forth in Schedule I and [**] such Transition Services. AT&T shall not pay any Charges for the Services in addition to those set forth in this Article 11 or Schedule I. Any costs incurred by Amdocs prior to the applicable Effective Date are included in the Charges set forth in Schedule I and are not to be separately paid or reimbursed by AT&T.

(c)	[**] Reperformance. [**], Amdocs shall reperform [**].

For [**], Amdocs shall reperform [**].

(d)	Eligible Recipient Services.
(i)	Eligible Recipients. Amdocs shall provide the Services to Eligible Recipients designated by AT&T. To the extent a designated Eligible Recipient will receive less than all of the Services, AT&T shall identify the categories of Services to be provided by Amdocs to such Eligible
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Recipient.

(ii)	New Eligible Recipients. From time to time AT&T may request, pursuant to the Change Management Procedures, that Amdocs provide Services to Eligible Recipients not previously receiving such Services. Except as provided in Section 11.5 or otherwise agreed by the Parties, such Services shall be performed in accordance with the terms, conditions and prices [**].

(iii)	Election Procedure. Within [**] days after [**] AT&T shall elect, on behalf of the Eligible Recipient in [**].
(e)	CPI Discussion. If the Consumer Price Index-All Urban Consumers, U.S. City Average, as published by the Bureau of Labor Statistics, US. Department of Labor, as of the final day of such Contract Year shall exceed the level of such index as of the final day of the immediately preceding Contract Year by [**] percentage points or more, AT&T will provide Amdocs with the right for the [**]. AT&T shall have [**].
11.2	Reimbursable Expenses / [**].
(a)	Reimbursable Expenses. AT&T is [**] in this Agreement or an Order pursuant to this Agreement. If reimbursement of expenses is so authorized, in order to be reimbursable, [**]. Amdocs must [**].

(b)	[**]. AT&T shall pay all [**] directly to the applicable suppliers following review, validation and approval of such [**] by Amdocs. Before submitting an invoice to AT&T for any [**], Amdocs shall (i) review and validate the invoiced charges, (ii) identify any errors or omissions and (iii) communicate with the applicable supplier to correct any errors or omissions, resolve any questions or issues and obtain any applicable credits for AT&T. Amdocs shall deliver to AT&T the original supplier invoice, together with any documentation supporting such invoice and a statement that Amdocs has reviewed and validated the invoiced charges, at least [**] days prior to the date on which payment is due. In addition, [**] prior to such date (unless such date is less than [**], in which event Amdocs shall [**].

(c)	Efforts to Minimize. Amdocs will continually seek to identify methods of reducing and minimizing AT&T’s [**] and will notify AT&T of such methods
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
and the estimated potential savings associated with each such method.
11.3	Incidental Expenses.

Amdocs acknowledges that, except as expressly provided otherwise in the Agreement, expenses that Amdocs incurs in performing the Services are [**] set forth in this Agreement. Accordingly, such Amdocs [**] by AT&T unless AT&T [**]Amdocs for the expense.

11.4	Taxes

The Parties’ respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:
(a)	Income Taxes. Each Party shall be responsible for its own Income Taxes.

(b)	Sales, Use and Property Taxes. Each Party shall be responsible for any sales, lease, use, personal property or other such taxes on Equipment, Software or property it owns or leases from a third party, including any lease assigned pursuant to this Agreement.

(c)	Taxes on Goods or Services Used by Amdocs. [**] shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption, and other taxes and duties payable [**] on any goods or services acquired by Amdocs and used or consumed by Amdocs in providing the Services.

(d)	Service Taxes. [**] shall be financially responsible for all Service Taxes assessed by the United States or an entity internal to the United States against either Party as of the applicable Effective Date on the provision of the applicable Services as a whole, or on any particular Service received by AT&T or the Eligible Recipients from Amdocs. If new or higher Service Taxes thereafter become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction (e.g., AT&T opening a new office, Amdocs relocating a shared service center), [**] Service Taxes. If new or higher Service Taxes become applicable to the Services after the applicable Effective Date for any other reason (e.g., tax law changes, but not volume changes) the Parties shall negotiate in good faith and diligently seek to agree upon an allocation and sharing of financial responsibility for such new or additional Service Taxes. If the Parties are unable to agree upon such an allocation and sharing within thirty (30) days, AT&T may elect to terminate this Agreement in
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
its entirety, or to terminate any portions impacted by such new or additional Service Taxes. If AT&T elects to terminate on this basis, AT&T shall pay any applicable Termination Charges and any Charges for Termination Assistance Services in accordance with Section 4.3. If required under applicable Laws, Amdocs shall invoice AT&T for the full amount of such Service Taxes and then credit or reimburse AT&T for that portion of such Service Taxes for which Amdocs is financially responsible under this provision

(e)	Efforts to Minimize Taxes. The Parties agree to cooperate fully with each other to enable each to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible. Amdocs’ invoices shall separately state the Charges that are subject to taxation and the amount of taxes included therein. Each Party will provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials or services, and other exemption certificates or information reasonably requested by either Party. At AT&T’s request, Amdocs shall provide AT&T with written evidence of Amdocs’ filing of all required tax forms and returns required in connection with any Service Taxes collected from AT&T, and its collection and remittance of all applicable Service Taxes.

(f)	Tax Audits or Proceedings. Each Party will promptly notify the other of, and coordinate with the other, the response to and settlement of any claim for taxes asserted by applicable taxing authorities for which the other Party is responsible hereunder. With respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party will have the right to elect to control the response to and settlement of the claim, but the other Party will have all rights to participate in the responses and settlements that are appropriate to its potential responsibilities or liabilities. Each Party also shall have the right to request the other Party to challenge the imposition of taxes for which it is financially responsible under this Agreement. If either Party requests the other to challenge the imposition of any tax, the requesting Party will reimburse the other for all fines, penalties, interest, additions to taxes (penalty in notice) or similar liabilities imposed in connection therewith, plus the reasonable legal fees and expenses it incurs. A Party shall be entitled to any tax refunds or rebates granted to the extent such refunds or rebates are of taxes that were paid by it.

(g)	Tax Filings. Each Party represents, warrants and covenants that it will file appropriate tax returns, and pay applicable taxes owed arising from or related to the provision of the Services in applicable jurisdictions. Amdocs represents,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
warrants and covenants that it is registered to and will collect and remit Service Taxes in all applicable jurisdictions.

(h)	Exclusion of Value-Added Taxes and Other Foreign Taxes. Notwithstanding anything to the contrary in the foregoing or elsewhere in this Agreement, AT&T shall [**].

(i)	For the avoidance of doubt, AT&T shall [**].
11.5	New Services
(a)	Procedures. If AT&T requests that Amdocs perform any New Services, Amdocs shall promptly prepare a New Services proposal for AT&T’s consideration. Unless otherwise agreed by the Parties, Amdocs shall prepare such New Services proposal [**] and shall deliver such proposal to AT&T within [**] days of its receipt of AT&T’s request; provided, that Amdocs shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. AT&T shall provide such information as Amdocs reasonably requests in order to prepare such New Services proposal. Such New Services proposal shall include, among other things, (i) a detailed [**] for the New Service; (ii) a detailed [**]; (iii) a detailed [**] such New Service; (iv) a [**] the New Service; (v) a description of [**] the New Service; (vi) a description of [**] the New Service; and (vii) [**]. AT&T may [**] and Amdocs shall [**]. Unless the Parties otherwise agree, [**], Amdocs and AT&T shall [**] provisions of this Agreement. Upon AT&T’s [**]. Notwithstanding any provision to the contrary, (1) Amdocs shall [**], (2) Amdocs shall [**], (3) such [**] set forth herein for [**], and in the absence of [**] under this Agreement [**], and (4) such [**] AT&T and Amdocs.

(b)	Orders. In the event the Parties shall agree upon the provision by Amdocs of New Services pursuant to Section 11.5(a), such agreement shall be evidenced and embodied in an Order. Each Order shall include any applicable specifications for the New Services (including all Changes), all relevant subordinate documents, payment terms and other requirements of Section 11.5(a), together with the following: (i) a description of [**] such New Service, if applicable, (ii) a description of [**] the New Service, (iii) a description of [**] the New Service, (iv) a description of any specific liability or remedy associated with such New Service, [**], and (v) [**] New Service. In the case of a conflict between the provisions of this Agreement and the express provisions of an Order, the
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
provisions of the Order will prevail as to such conflict, provided that the Order shall be construed in a manner consistent with the terms of this Agreement to the fullest extent possible. An Order may be modified only in writing by the Parties, and shall be binding on the Parties only when executed, confirmed or acknowledged in writing by both Parties. Any modification to an Order shall take the form of a Change Order.

(c)	[**]. AT&T may [**]. If AT&T [**] under the provisions of this Agreement and (ii) Amdocs shall [**].

(d)	Services Evolution and Modification. The Parties anticipate that the Services, including without limitation the Project List currently identified in Schedule K, will evolve and be supplemented, modified, enhanced or replaced over time in connection with AT&T’s business needs to keep pace with technological advancements and improvements in the methods of delivering services. The Parties acknowledge and agree that these changes will modify the “Services” and will not be deemed to result in New Services unless the changed services then meet the definition of New Services (and which shall thereupon be subject to the provisions of this Section 11.5).

(e)	End User and Eligible Recipient Requests. Amdocs will promptly inform the AT&T Contract Office of requests for New Services from End Users or Eligible Recipients, and shall submit any proposals for New Services to the AT&T Contract Office or its designee. Amdocs shall [**]. If Amdocs [**] such provision.

(f)	Efforts to Reduce Costs and Charges. From time to time, AT&T may request that the Parties work together to identify ways to achieve reductions in the cost of service delivery and corresponding reductions in the Charges to be paid by AT&T by modifying or reducing the nature or scope of the Services to be performed by Amdocs, the applicable Service Levels or other contract requirements. AT&T shall not [**]; and Amdocs shall [**] to this Agreement.

(g)	Reprioritization. The AT&T Contract Manager may identify new or additional work activities to be performed by Amdocs or reprioritize or reset the schedule for other Services to be performed by Amdocs, including [**]. Amdocs shall use [**] to perform such work activities without [**]. If it is not possible to avoid such an impact, Amdocs shall notify AT&T of the anticipated impact and [**] prior to proceeding with such work activities. AT&T, [**], may forego or delay
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
such work activities or temporarily [**] by Amdocs, the [**] to permit the performance by Amdocs of such work activities.

(h)	Efforts to Reduce Costs and Charges. From time to time, AT&T may request that the Parties work together to identify ways to achieve reductions in the cost of service delivery and corresponding reductions in the Charges to be paid by AT&T by modifying or reducing (including on a temporary basis) the nature or scope of the Services to be performed by Amdocs, the applicable Service Levels or other contract requirements. If requested by AT&T, Amdocs shall [**] prepare a proposal [**] identified by AT&T. In preparing such a proposal, Amdocs shall give due consideration to any means of achieving such reductions proposed by AT&T. Amdocs shall negotiate in good faith with AT&T about each requested reduction in Charges and, [**], shall identify for AT&T if and to what extent the cost of service delivery may be reduced by implementing various changes in the contract requirements. AT&T shall not be obligated to [**] and Amdocs shall not be obligated to [**] unless and until such change is reflected in a written amendment to this Agreement.
11.6	Extraordinary Events.
(a)	Definition. As used in this Agreement, an “Extraordinary Event” means a circumstance in which an event has occurred or is planned with respect to the business of AT&T that results or will result in [**] that AT&T and the Eligible Recipients will require from Amdocs, and which is expected to cause the [**] to increase or decrease by [**] percent ([**]%) or more; provided, however, that the events described in (iii) below shall be Extraordinary Events whether or not they cause the [**] to increase or decrease by [**] percent ([**]%) or more. Examples of the kinds of events that might cause such [**] include the following:
(i)	changes [**];

(ii)	changes [**];

(iii)	[**];

(iv)	changes [**];

(v)	changes [**];

(vi)	changes [**];
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(vii)	changes [**]; or

(viii)	changes [**].
(b)	Consequence. If an Extraordinary Event occurs, the Parties shall utilize the process set forth below in order to address the consequences of the Extraordinary Event with respect to the Charges in accordance with the following:
(i)	Amdocs and AT&T shall [**], Amdocs shall [**] as a result of the Extraordinary Event as agreed between the Parties; provided, that AT&T shall [**] if and to the extent Amdocs (i) [**], (ii) [**] and (iii) [**] AT&T.

(ii)	An Extraordinary Event shall [**] as a result of the Extraordinary Event.
11.7	Technology.
(a)	Currency. Subject to Section 9.5, Amdocs shall, consistent with [**] then-current practices for [**], provide the Services using current technologies that will enable AT&T to take advantage of technological advancements in its industry and support [**].

(b)	Unanticipated Change. In the event of a significant and unanticipated change in technology that would materially reduce Amdocs’ costs in providing the Services by [**] percent ([**]%) or more, AT&T may, [**]. If AT&T [**], the Parties shall [**].

(c)	Amdocs-Developed Advances. If Amdocs develops technological advances or changes Amdocs’ systems used to provide the same or substantially similar services to other Amdocs customers or Amdocs develops new or enhanced processes, services, software, tools, products or methodologies to be offered to such customers (collectively, “New Advances”), Amdocs shall, subject to Section 11.5, [**] with the [**].

(d)	Amdocs Briefings. Amdocs shall meet with AT&T at least [**] to brief AT&T regarding technological developments and advances as well as new or enhanced services, software, tools, products or methodologies of possible interest or applicability to AT&T. Such briefing shall include Amdocs’ assessment of the [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
11.8	Proration.

Periodic charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month on a calendar day basis.

11.9	Refundable Items.
(a)	Prepaid Amounts. Where AT&T has prepaid for a service or function for which Amdocs is assuming financial responsibility under this Agreement, Amdocs shall refund to AT&T, upon either Party identifying the prepayment, that portion of such prepaid expense that is attributable to periods on and after the applicable Commencement Date.

(b)	Refunds and Credits. If Amdocs should receive a refund, credit, discount or other rebate for goods or services paid for by AT&T on a [**], Retained Expense, cost-plus or cost-reimbursement basis, then Amdocs shall (i) notify AT&T of such refund, credit, discount or rebate and (ii) pay the full amount of such refund, credit, discount or rebate allocable to amounts paid by AT&T to AT&T.
11.10	[**].
(a)	[**]. AT&T may [**] the Services, [**]. In making this [**] the term of the agreement; [**]; (iii) [**] this Agreement [**], and (viii) [**].

(b)	General. [**] confidentiality and security provisions specified in this Agreement [**] under this Agreement.

(c)	The [**] after the Zebra Services Commencement Date. [**] during the Term [**]. The [**] shall be [**] the Parties.

(d)	[**]. AT&T may [**].

(e)	The Parties shall [**].

(f)	Amdocs [**] shall have [**].

(g)	If the [**] then:
(i)	within [**], the Parties shall [**]; Amdocs shall [**], Amdocs shall [**]. Amdocs will [**]. If Amdocs [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(ii)	If Amdocs [**] AT&T will [**].
11.11	[**].

Amdocs confirms that the [**] applicable to Services to be provided under this Agreement are, as of the Effective Date of this Amended Agreement, [**]. The consideration of [**].
11.12	Inspection of Work

AT&T may have inspectors at Amdocs Facilities to inspect the performance and quality of the Services and to ensure Amdocs’ compliance with plans and Specifications and with the terms and conditions of this Agreement. Any AT&T inspectors, employees or agents, however, shall have no authority to direct or advise Amdocs Personnel concerning the method or manner by which the Services are to be performed.

12.	INVOICING AND PAYMENT.

12.1	Invoicing.
(a)	Invoice. By the [**] day of each month, Amdocs will present AT&T with one invoice for any fixed charges or amounts due and owing for the preceding month, including [**] of the Monthly Charges. By the [**] of each month, Amdocs will present AT&T with one invoice for any variable charges or amounts due and owing for the preceding month, including [**] of the Monthly Charges occurring since the previous invoice. At AT&T’s request, Amdocs shall provide separate monthly invoices for different components of the Services (e.g., Acme Services, Replica Services, Diamond Services, and Zebra Services and/or for fixed Charges and variable Charges. In such event, Amdocs shall, contemporaneous with the delivery of such monthly invoices, provide a summary of each invoice to AT&T. Amdocs shall not invoice AT&T for any advance or concurrent charges or other amounts.

(b)	Format and Data. Each invoice shall be provided electronically and shall be in the form specified in Exhibit 1. Each invoice shall include all details necessary to meet AT&T’s requirements, [**] requirements and time reports as defined in Schedule D Part 1. Amdocs shall include the [**] utilized to establish the Charges.

(c)	Credits. To the extent a credit may be due to AT&T pursuant to this Agreement,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Amdocs shall provide AT&T with an appropriate credit against amounts then due and owing; if no further payments are due to Amdocs, Amdocs shall pay such amounts to AT&T within [**] days.

(d)	Time Limitation. If Amdocs [**] AT&T for any amount within [**] months after the month in which the Services in question are rendered or the expense incurred, Amdocs shall [**].
12.2	Payment Due.

Subject to the other provisions of this Article 12, each invoice provided for under Section 12.1 shall be due and payable within [**] days after receipt by AT&T of such invoice unless the amount in question is disputed in accordance with Section 12.4. Any undisputed amount due under this Agreement for which a time for payment is not otherwise specified also shall be due and payable within [**] days. Amdocs shall have the authority to charge interest on amounts not paid when due or properly disputed (in accordance with Section 12.4) until such amounts are paid at a rate equal to the lesser of (i) [**] percent ([**]%) per month or (ii) the maximum amount allowed by law.

12.3	[**].

With respect to any amount to be paid or reimbursed by AT&T hereunder, AT&T may [**] AT&T hereunder.

12.4	Disputed Charges.

AT&T may withhold payment of particular Charges that AT&T reasonably disputes in good faith subject to the following:
(a)	Notice of Dispute. If Amdocs’ invoice includes [**] in accordance with this Agreement, AT&T shall notify Amdocs [**] if it disputes any of the Charges in such invoice.

(b)	Notice of [**] Dispute. If Amdocs’ invoice does not include [**] in accordance with this Agreement, AT&T shall so notify Amdocs [**]. Amdocs shall promptly provide such [**], and AT&T shall notify Amdocs within [**] business days after receipt thereof by the AT&T Contract Office whether AT&T disputes any of the Charges in Amdocs’ invoice.

(c)	Description and Explanation. If AT&T disputes any Amdocs Charges, AT&T’s
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
notice to Amdocs shall include a description of the particular charges in dispute and an explanation of the reason why AT&T disputes such Charges.

(d)	[**]. Each Party agrees to [**] under this Agreement while [**] unless and until [**] the termination or expiration of this Agreement.

(e)	No Waiver. Neither the failure to dispute any Charges or amounts prior to payment nor the failure to withhold any amount shall constitute, operate or be construed as a waiver of any right AT&T may otherwise have to dispute any Charge or amount or recover any amount previously paid.
13.	AT&T DATA AND OTHER PROPRIETARY INFORMATION.

13.1	AT&T Ownership of AT&T Data.

AT&T Data are and shall remain the property of AT&T and/or the Eligible Recipients and no transfer of title in AT&T Data is implied or shall occur under this Agreement. Amdocs shall promptly deliver AT&T Data to AT&T in the format, on the media and in the timing prescribed by AT&T (i) at any time at AT&T’s request, (ii) at the expiration or termination of this Agreement and the completion of all requested Termination Assistance Services or (iii) with respect to particular AT&T Data, at such earlier date that such data are no longer required by Amdocs to perform the Services. Thereafter, Amdocs shall return or destroy, as directed by AT&T, all copies of the AT&T Data in Amdocs’ possession or under Amdocs’ control within ten (10) business days and deliver to AT&T written certification of such return or destruction signed by an officer of Amdocs. Amdocs shall not withhold any AT&T Data as a means of resolving any dispute. AT&T Data shall not be utilized by Amdocs for any purpose other than the performance of Services under this Agreement and the resolution of disputes (consistent with Section 13.4(b)(iii)). Nor shall AT&T Data be sold, assigned, leased, commercially exploited or otherwise provided to or accessed by third parties, whether by or on behalf of Amdocs or Amdocs Personnel or otherwise. Amdocs shall promptly notify AT&T if Amdocs believes that any use of AT&T Data by Amdocs contemplated under this Agreement or to be undertaken as part of the Services is inconsistent with the foregoing. Amdocs shall not possess or assert any lien or other right against or to AT&T Data. Without affecting the other provisions of this Agreement, including their interpretation and application, the Parties specifically acknowledge in the context of this Section that it applies to AT&T Personal Data.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
13.2	Safeguarding AT&T Data.
(a)	Safeguarding Procedures. Amdocs shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of AT&T Data in the possession of Amdocs which are [**] as of [**] and applicable Laws. Amdocs will revise and maintain such procedures and safeguards upon AT&T’s request. AT&T shall have the right to establish backup security for AT&T Data and to keep backup copies of the AT&T Data in AT&T possession at AT&T expense if AT&T so chooses. Amdocs shall remove all AT&T Data from any media taken out of service and shall destroy or securely erase such media in accordance with the Policy and Procedures Manual. No media on which AT&T Data is stored may be used or re-used to store data of any other customer of Amdocs or to deliver data to a third party, including another Amdocs customer, unless securely erased in accordance with the Policy and Procedures Manual. In the event Amdocs discovers or is notified of a breach or potential breach of security relating to AT&T Data, Amdocs will expeditiously under the circumstances notify AT&T and investigate and remediate the effects of such breach or potential breach of security and will provide AT&T with such assurances as AT&T shall request that such breach or potential breach will not recur.

(b)	Reconstruction Procedures. As part of the Services, Amdocs shall be responsible for developing and maintaining procedures for the reconstruction of lost AT&T Data which are [**] as of [**].

(c)	Corrections. Amdocs shall at all times adhere to the procedures and safeguards specified in Sections 13.2(a) and 13.2(b), and shall correct, at no charge to AT&T, any destruction, loss or alteration of any AT&T Data attributable to the failure of Amdocs or Amdocs Personnel to comply with Amdocs’ obligations under this Agreement.
13.3	Customer Information
(a)	Except as provided herein, as between Amdocs and AT&T, title to all Customer Information shall be in AT&T. Except as otherwise provided herein, no license or rights to any Customer Information are granted to Amdocs hereunder.

(b)	Amdocs acknowledges that Customer Information received may be subject to
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
certain privacy laws and regulations and requirements, including requirements of AT&T. Amdocs shall consider Customer Information to be private, sensitive and confidential. Accordingly, with respect to Customer Information, Amdocs shall comply with all applicable privacy laws and regulations and requirements, including, but not limited to, the CPNI restrictions contained in Section 222, and, for AT&T’s customers residing in California, the Constitution of California (Article I, § 1), the California Public Utilities Code (§§ 2891 — 2894), and General Order 107-B of the California Public Utilities Commission. Accordingly, Amdocs shall:
(i)	comply with AT&T’s privacy policies (which are available at http://att.sbc.com/gen/privacy-policy?pid=2506);

(ii)	[**];

(iii)	make no disclosure of Customer Information to any party other than AT&T, except to the extent necessary for the performance of Services for AT&T or except such disclosure required under force of law; provided that Amdocs shall [**]; Amdocs shall [**];

(iv)	[**];

(v)	[**];

(vi)	[**] of this Agreement;

(vii)	[**];

(viii)	[**] under this Agreement;

(ix)	[**] hereunder;

(x)	[**];

(xi)	[**]; and

(xii)	[**]. Amdocs shall [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
13.4	Confidentiality.
(a)	Proprietary Information. Amdocs and AT&T each acknowledge that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customer’s business and is not in the public domain. Except as otherwise specifically agreed in writing by the Parties, “Proprietary Information” means (i) this Agreement and the terms thereof; (ii) all information marked confidential, restricted or proprietary by either Party; and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of AT&T and the Eligible Recipient, Proprietary Information also shall include Software provided to Amdocs by or through AT&T or the Eligible Recipients, Developed Materials, AT&T Data, AT&T Owned Materials (as described in Section 14.1) attorney-client privileged materials, attorney work product, customer lists, customer information and pricing, strategic plans, account information, rate case strategies, research information, chemical formulae, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third party contracts, internal or external audits, rate cases, law suits or other information or data obtained, received, transmitted, processed, stored, archived or maintained by Amdocs under this Agreement. By way of example, AT&T Proprietary Information shall include [**]. In the case of Amdocs, Proprietary Information shall include [**].

(b)	Obligations.
(i)	During the term of this Agreement and at all times thereafter, Amdocs and AT&T shall not disclose, and shall maintain the confidentiality of, all Proprietary Information of the other Party. AT&T and Amdocs shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Proprietary Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss or alteration of its own like information (or information of its customers) of a similar nature, but not less than reasonable care. At AT&T’s request, Amdocs shall require all Amdocs Personnel having access to AT&T Proprietary Information to execute a written agreement provided or approved by AT&T incorporating the pertinent terms and conditions of Article 13. Amdocs Personnel shall not have access to AT&T Proprietary Information without proper authorization. Upon
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
receiving such authorization, authorized Amdocs Personnel shall have access to AT&T Proprietary Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person’s scope of responsibility, provided that such access is not in violation of Law.

(ii)	The Parties may disclose Proprietary Information to their Affiliates, auditors, attorneys, accountants, consultants, contractors and subcontractors, where (A) use by such person or Entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person’s or Entity’s obligations under or with respect to this Agreement or otherwise naturally occurs in such person’s or Entity’s scope of responsibility, (C) the person or Entity (and its applicable officers and employees) agree in writing to assume the obligations described in this Section 13.4 and (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or Entity and takes all reasonable measures to ensure that the Proprietary Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or Entity shall be under the terms and conditions as provided herein. Each Party’s Proprietary Information shall remain the property of such Party. Notwithstanding the foregoing, consultants, contractors and subcontractors and subcontractors of each Party shall enter into a non-disclosure agreement in the forms attached to this Agreement as Exhibits 5 and 6 (each, as applicable) with the other Party prior to receiving Proprietary Information of the first Party.

(iii)	Neither Party shall (i) make any use or copies of the Proprietary Information of the other Party except as contemplated by this Agreement, (ii) acquire any right in or assert any lien against the Proprietary Information of the other Party, (iii) sell, assign, transfer, lease or otherwise dispose of Proprietary Information to third parties or commercially exploit such information, including through derivative works or (iv) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party’s Proprietary Information (including copies thereof) to the other Party if requested to do so. Upon expiration or any termination of this Agreement and completion of each Party’s obligations under this Agreement, and with the exception of the Proprietary Information of Amdocs that has been incorporated into Developed Materials or to which AT&T otherwise has a continuing right
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
under this Agreement, each Party shall return or use its commercially reasonable best efforts to destroy all tangible and erase or otherwise render unusable all intangible (including on electronic media) remainders and copies of, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party’s Proprietary Information within [**] business days. Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an officer of such Party. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.
(c)	Exclusions. Section 13.4(b) shall not apply to any particular information which the receiving Party can demonstrate (i) is, at the time of disclosure to it, in the public domain other than through a breach of the receiving Party’s or a third party’s confidentiality obligations; (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes part of the public domain other than through a breach of the receiving Party’s or a third party’s confidentiality obligations; (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it and such possession can be substantiated by reasonable documentation; (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the receiving Party without use of or reference to Proprietary Information of the disclosing Party. If the receiving Party is required to provide Proprietary Information of the disclosing Party to any court our government agency pursuant to a written court order, subpoena, regulatory demand, or process of law, the receiving Party must first, to the extent reasonable under the circumstances, provide the disclosing Party with prompt written notice of such requirement and reasonable cooperation to the disclosing Party should it seek reasonable protective arrangements for the production of such Proprietary Information. The receiving Party will (i) take reasonable steps to limit any such provision of Proprietary Information to the specific Proprietary Information required by such court or agency, and (ii) continue to otherwise protect all Proprietary Information disclosed in response to such order, subpoena, regulation, or process of law.

(d)	Loss of Proprietary Information. Each Party shall: (i) immediately notify the other Party of any possession, use, knowledge, disclosure or loss of such other Party’s Proprietary Information in contravention of this Agreement; (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
knowledge, disclosure or loss; (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights; and (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure or loss of Proprietary Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this Section 13.4(d).

(e)	No Implied Rights. Nothing contained in this Section 13.4 shall be construed as obligating a Party to disclose its Proprietary Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Proprietary Information of the other Party.

(f)	Survival. The Parties’ obligations of non-disclosure and confidentiality shall survive the expiration or termination of this Agreement for a period of ten (10) years.
13.5	Reserved

13.6	File Access.

AT&T will have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing AT&T Data, as well as all systems and network logs. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to AT&T. Amdocs shall provide to the AT&T Contract Office all passwords, codes, comments, keys, documentation and the locations of any such files promptly upon the request of AT&T, including Equipment and Software keys and such information as to format, encryption (if any) and any other specifications or information necessary for AT&T to retrieve, read, revise and/or maintain such files. [**], Amdocs will confirm that, to the best of its knowledge, all [**] to which AT&T may request access [**] as contemplated by this Agreement.

14.	OWNERSHIP OF MATERIALS

14.1	AT&T-Owned Materials.

AT&T owns all right, title and interest in and to all Materials owned by AT&T and all AT&T-Owned Software, including all rights in any trademarks, patents, copyrights, data, trade secrets and other intellectual property contained in or derived from any Materials owned by AT&T or AT&T-Owned Software and all enhancements and derivative works
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
made thereto, including all United States and foreign intellectual property rights (“AT&T-Owned Materials”).
14.2	Developed Materials.
(a)	Ownership [**] under this Agreement [**]. If any such Developed Materials may [**] such Developed Materials, [**]. Amdocs acknowledges [**] such Developed Materials [**]. Amdocs agrees [**]. AT&T grants to Amdocs a non-exclusive, non-transferable, worldwide, limited right and license to access, use, load, execute, store, transmit, copy, reproduce, display, perform, modify and distribute the Developed Materials for the sole purpose of providing the Services during the term of this Agreement pursuant to this Agreement; provided, that this license does not give Amdocs the right, and Amdocs is not authorized, to sublicense such Materials or use them for the benefit of other customers or for any other purpose . AT&T ‘s Affiliate, AT&T Intellectual Property Marketing, Inc., may, in its sole discretion, under separate written agreement and upon such terms and at such prices as AT&T Intellectual Property Marketing, Inc., and Amdocs may agree, grant Amdocs a license to use the Developed Materials for other purposes and to sublicense such Developed Materials.

(b)	[**]. Amdocs shall, [**] Developed Materials. [**] all such Materials [**] for all such Materials [**] of such Materials [**] Developed Materials.

(c)	[**]Owned Materials. [**]Owned Software, tools and methodologies created by [**] in the course of providing Services under this Agreement [**]; provided, however, that any [**] and shall be [**]. For the purposes of this Section Error! Reference source not found., [**]. Amdocs hereby grants to AT&T a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up, non-transferable (except to an Affiliate) right and license to access, use, load, execute, store, transmit, copy, reproduce, display, perform, modify and enhance such Amdocs-owned Materials for the use by or for the benefit of AT&T and the Eligible Recipients. For the avoidance of doubt, in the event that [**], Amdocs shall [**] in accordance with this Agreement [**].
14.3	Amdocs-Owned Materials.
(a)	General. Amdocs shall be the sole and exclusive owner of the (i) Materials it lawfully owned prior to the applicable Commencement Date, (ii) Materials acquired by Amdocs on or after the applicable Commencement Date (including
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
any such Materials purchased from AT&T pursuant to this Agreement), (iii) derivative works of, and enhancements, changes or modifications to, Amdocs-Owned Software, tools and methodologies created by Amdocs in accordance with Section Error! Reference source not found. and (iv) Materials (other than as set forth in Section 14.3 (a) (iii) above) developed by Amdocs other than (1) in the course of the performance of the Services or its obligations under this Agreement or (2) in connection with the use of any AT&T Data or AT&T-Owned Software (“Amdocs-Owned Materials”), including United States and foreign intellectual property rights in such Amdocs-Owned Materials.

(b)	Embedded Materials. To the extent that Amdocs desires to embed any Amdocs-Owned Materials into any Software, Developed Materials or AT&T-Owned Materials, Amdocs will clearly identify such proposal in writing and obtain AT&T’s prior written permission before such embedding. To the extent that Amdocs-Owned Materials are embedded in any Developed Materials, as covered by Section Error! Reference source not found., or Amdocs-Owned Materials are embedded into any AT&T—Owned Materials, Amdocs shall not be deemed to have assigned its intellectual property rights in such Amdocs-Owned Materials to AT&T, but Amdocs hereby grants to AT&T a worldwide, perpetual, irrevocable, non-exclusive, fully paid-up license, with the free right to grant sublicenses, to access, use, load, execute, store, transmit, copy, reproduce, display, perform, modify and enhance such Amdocs-Owned Materials for the benefit and use of AT&T, the Eligible Recipients, and its and their assignees and sublicensees solely in connection with the use of the Developed Materials and/or AT&T-Owned Materials into which such Amdocs-Owned Materials are embedded and for no other purpose. For the avoidance of doubt, in the event that AT&T [**], Amdocs shall [**]. In the event Amdocs [**].

(c)	[**] Amdocs shall deposit in escrow the [**] and, to the extent available to Amdocs, [**].
14.4	Other Materials.

This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this Article Error! Reference source not found.) unless otherwise so provided elsewhere in this Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
14.5	Placement of Accurate Legends.
(a)	Amdocs shall place the following legend on all Materials owned by AT&T and on all Developed Materials in accordance with this Agreement:

THIS IS THE CONFIDENTIAL, UNPUBLISHED PROPERTY OF AT&T SERVICES, INC. RECEIPT OR POSSESSION OF IT DOES NOT CONVEY ANY RIGHTS TO DIVULGE, REPRODUCE, USE OR ALLOW OTHERS TO USE IT WITHOUT THE SPECIFIC WRITTEN AUTHORIZATION OF AT&T SERVICES, INC., AND USE MUST CONFORM STRICTLY TO THE LICENSE AGREEMENT BETWEEN USER AND AT&T. Copyright © 20__, AT&T INTELLECTUAL PROPERTY. All rights reserved.

(b)	In no event shall Amdocs place any Amdocs copyright on any Materials owned by AT&T or on any Developed Materials.

(c)	In the event that Materials provided to AT&T in connection with this Agreement contain any Amdocs-Owned Materials, Amdocs may include the following legend:

THIS CONTAINS AMDOCS-OWNED MATERIALS, THE DISCLOSURE AND USE OF WHICH MUST CONFORM STRICTLY TO THE LICENSES GRANTED TO AT&T PURSUANT TO THE FURTHER AMENDED AND RESTATED INFORMATION TECHNOLOGY SERVICES AGREEMENT BETWEEN AT&T SERVICES, INC. AND AMDOCS, INC. DATED AS OF ____________, 2009.
14.6	General Rights.
(a)	Copyright Legends. Except with regard to any Amdocs Owned Materials Embedded therein, the Developed Materials and AT&T-Owned Materials shall constitute AT&T’s Proprietary Information under this Agreement. Each Party agrees to reproduce accurate copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

(b)	Residuals. The Parties agree that either Party may use, without an obligation to the other Party and without reference to the other Party’s Proprietary Information or other intellectual property, any general knowledge and expertise, skills,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
techniques, concepts or know-how incidentally retained in the unaided memory of the party’s employees to develop or provide similar services for other customers. No license is granted under this Section 14.6(b) by either Party to the other Party for any patent, trademark, Developed Materials, AT&T-Owned Materials, trade secret or copyright. .

(c)	No Implied Licenses. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication, estoppel or otherwise, license rights, ownership rights or any other intellectual property rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Amdocs, any Eligible Recipient).

(d)	Incorporated Materials. Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior written approval of the other Party.
14.7	AT&T Rights Upon Expiration or Termination of Agreement.

As part of the Termination Assistance Services, Amdocs shall provide the following to AT&T and the Eligible Recipients with respect to Materials and Software:
(a)	AT&T-Owned Materials and Developed Materials. With respect to AT&T-Owned Materials and Developed Materials, Amdocs shall, [**]:
(i)	deliver to AT&T all AT&T-Owned Materials and Developed Materials and all copies thereof, in the format and medium in use by Amdocs in connection with the Services as of the date of such expiration or termination; and

(ii)	following confirmation by AT&T that the AT&T-Owned Materials and Developed Materials delivered by Amdocs are acceptable and the completion by Amdocs of any Termination Assistance Services for which such Materials are required, destroy or securely erase all such Materials and all copies thereof including tangible and electronic copies, notes, summaries, extracts, mail, or other communications then in Amdocs’
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
possession, provide written certification within [**] business days from such confirmation and completion that all such Materials including tangible and electronic copies, notes, summaries, extracts, mail or other communications have been returned or destroyed, and cease using such Materials including tangible and electronic copies, notes, summaries, extracts, mail or other communications for any purpose.
(b)	Amdocs-Owned Materials. With respect to those Materials owned by Amdocs or Amdocs Affiliates or Subcontractors and used by them to provide the Services, Amdocs, unless otherwise agreed in advance in writing by AT&T in accordance with Sections 6.4(d), Error! Reference source not found. and Error! Reference source not found., [**] (for the avoidance of doubt, in the event that AT&T [**] as described under this Section, [**]:
(i)	hereby grants to AT&T a worldwide, perpetual, non-exclusive, non-transferable, irrevocable, fully paid-up license to access, use, load, execute, store, transmit, copy, reproduce, display, perform, distribute, modify, enhance (with the free right to grant sublicenses) and create derivative works of and to permit a third party to access, use, load, execute, store, transmit, copy, reproduce, display, enhance, modify and perform such Amdocs-Owned Materials for the benefit or use of AT&T, the Eligible Recipients and its and their assignees and sublicensees upon the expiration or termination of this Agreement as needed to continue to perform the Services being performed as of the termination of this Agreement (including completion of Termination Assistance Services);

(ii)	shall [**]; and

(iii)	shall offer to AT&T, after the termination or expiration of this Agreement, for the longer of (i) the period of time that such Materials are available to or supported for Amdocs’ other customers; or (ii) [**] after the termination or expiration of this Agreement, [**].
Unless AT&T has otherwise agreed in advance in accordance with Section 6.5(d), AT&T shall [**] in this Section 14.7(b). Amdocs shall [**].

(c)	Third Party Software and Materials. With respect to Third Party Software and Materials licensed by Amdocs or Amdocs’ Affiliates or Subcontractors and used by them to provide the Services, and subject to any exceptions consented to by
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
AT&T in writing pursuant to Section 6.4(d), as part of the provision of Termination Assistance Services, Amdocs shall grant to AT&T (or, at AT&T’s election, to AT&T’s designee) a sublicense (with the free right to grant sublicenses) offering the same rights and warranties with respect to such Third Party Software and Materials available to Amdocs (or Amdocs’ Affiliates or Subcontractors), on the same terms and conditions, for the benefit and use of AT&T and the Eligible Recipients upon the expiration or termination of this Agreement with respect to the Services for which such Third Party Software or Materials were used; provided that, during the Termination Assistance Services period, Amdocs may, with AT&T’s approval, substitute one of the following for such sublicense:
(i)	the assignment to AT&T (or, at AT&T’s election, to AT&T’s designee) of the underlying license for such Third Party Software or Materials; or

(ii)	the procurement for AT&T (or, at AT&T’s election, its designee) of a new license (with terms at least as favorable as those in the license held by Amdocs or its Affiliates or Subcontractors and with the free right to grant sublicenses) to such Third Party Software and Materials for the benefit or use of AT&T, the Eligible Recipients and its and their assignees and sublicenses.
Each Third Party Contract between third parties and Amdocs with respect to the Third Party Software and materials referred to herein shall contain provisions allowing such sublicense to AT&T. Amdocs shall use commercially reasonable efforts to ensure that AT&T is entitled for at least two (2) years after the termination or expiration of this Agreement to upgrades, maintenance, support and other services for such Third Party Software and/or Materials from the applicable licensors on terms and conditions no less favorable than those otherwise applicable to Amdocs and at least sufficient for the continuation of the activities comprising the Services.

In addition, Amdocs shall deliver to AT&T a copy of such Third Party Software and Materials ([**], to the extent it has been available to Amdocs) and related documentation and shall cause maintenance, support and other services to continue to be available to AT&T (to the extent it has been available to Amdocs). With respect to such Third Party Software and Materials, AT&T shall be subject to the confidentiality obligations, if any, provided to AT&T and consented to by AT&T pursuant to Section 6.4(d). Unless AT&T has otherwise agreed in
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
advance in accordance with Section 6.4(d), AT&T shall [**]. Amdocs shall [**].

If AT&T [**] in accordance with Section 21.8 with respect to any such Third Party Software or Materials that are required to provide the Services in light of changed requirements of AT&T or applicable Laws, and Amdocs is unable to identify [**], then Amdocs shall [**].

[**], Amdocs shall, at AT&T’s request, identify the licensing and sublicensing options available to AT&T and the license or transfer fees associated with each. Amdocs shall use commercially reasonable efforts to obtain the most favorable options and the lowest possible transfer, license, relicense, assignment or termination fees for Third Party Software and Materials. Amdocs shall [**]. If the licensor offers more than one form of license, AT&T (not Amdocs) shall select the form of license to be received by AT&T or its designee.

In all events, AT&T shall be obligated to make monthly or annual payments attributable to periods after the expiration or termination of this Agreement with respect to the Services for which such Third Party Software or Materials were used for the right to receive maintenance or support related thereto, but only to the extent [**]. If Amdocs did not obtain AT&T’s prior authorization to use Third Party Software or Materials to provide the Services in the same manner described in Section 6.4(d), Amdocs [**] of this Agreement. If AT&T [**] in accordance with Section 21.8 of this Agreement with respect to any such Third Party Software or Materials that is required to provide the Services and Supplier is unable to identify any commercially available alternatives, then Supplier shall [**].

(d)	Substitute Materials. If and to the extent AT&T has agreed in advance in accordance with Section 6.4(d) to accept substitute software or materials, Amdocs may, in lieu of Third Party Software and Materials to which AT&T is otherwise entitled, deliver the specified licenses and other rights to equivalent software and materials which are sufficient to perform, [**], support or resources and at the levels of efficiency required by this Agreement, the functions of such Third Party Software and Materials after the expiration or termination of this Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
15.	REPRESENTATIONS, WARRANTIES AND COVENANTS.

15.1	Work Standards.

Amdocs represents and warrants that the Services shall be rendered with promptness and diligence and shall be executed in a professional and workmanlike manner, in accordance with [**] and the Service Levels. Amdocs represents and warrants that it shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services. Amdocs shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the AT&T environment.

15.2	Maintenance, Efficiency and Cost Effectiveness.
(a)	Amdocs Responsibility. Amdocs represents and warrants that, unless otherwise agreed, it shall maintain the Software so that it operates substantially in accordance with the Service Levels and its specifications, including performing Software maintenance in accordance with the applicable Software documentation, recommendations and requirements.

(b)	Out-of-Support Third Party Software. For Third Party Software no longer supported by the licensor or manufacturer for which Amdocs has operational responsibility under Schedules D and D.1, Amdocs shall use all commercially reasonable efforts to perform maintenance for such Software as required.

(c)	Refresh. To the extent Amdocs has financial responsibility under Schedules D and D.1 for Software, Amdocs shall Upgrade or replace such Software as necessary to satisfy its obligations under this Agreement, [**].

(d)	Efficiency and Cost Effectiveness. Amdocs shall use commercially reasonable efforts to provide the Services in a cost-effective and efficient manner consistent with the required level of quality and performance. Without limiting the generality of the foregoing, such actions shall include:
(i)	Timing of Actions. Making adjustments in the timing of actions [**].

(ii)	Timing of Functions. [**], the performance of non-critical functions [**].

(iii)	Systems Optimization. Tuning or optimizing the Systems (including
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
memory), Applications Software, [**].

(iv)	Usage Scheduling. Controlling its use of the System and/or the AT&T data network by scheduling usage, where possible, to low utilization periods.

(v)	Alternative Technologies. Subject to Section 9.5, using alternative technologies to perform the Services.

(vi)	Efficiency. Efficiently using resources for which AT&T is charged hereunder, consistent with industry norms, and compiling data concerning such efficient use in segregated and auditable form whenever possible.
15.3	Software.
(a)	Ownership and Use. Amdocs represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by Amdocs in providing the Services. As to any such Software that Amdocs does not own but is authorized to use, Amdocs shall advise AT&T as to the ownership and extent of Amdocs’ rights with regard to such Software to the extent any limitation in such rights would materially impair Amdocs’ performance of its obligations under this Agreement.

(b)	Performance. Amdocs represents, warrants and covenants that any Amdocs-Owned Software will [**] described therein. Amdocs represents, warrants and covenants that Amdocs shall [**] of this Agreement.

(c)	Developed Materials Compliance. Amdocs warrants and covenants that Developed Materials shall be [**] in the manner described in Schedule D or otherwise agreed by the Parties for [**] after the delivery of such Developed Materials. Amdocs shall [**]. To the extent that [**], Amdocs shall [**].

(d)	Nonconformity. In addition to the foregoing, in the event that the Amdocs Owned Software or Developed Materials do not Comply with the Specifications and criteria set forth in this Agreement, and/or materially and adversely affect the Services provided hereunder, Amdocs shall expeditiously repair or replace such Software or Material with conforming Software or Material. With respect to Developed Materials, in the event that Amdocs [**], AT&T shall, [**].

(e)	Out-of-Support Third Party Software. To the extent Third Party Software for
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
which Amdocs is operationally responsible under Schedules D and D.1 is no longer supported by the applicable licensor or manufacturer, Amdocs shall use all [**] for such Software as required.
15.4	Non-Infringement.
(a)	Performance of Responsibilities. Except as otherwise provided in this Agreement, each Party represents and warrants that it shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party’s combination of the performing Party’s work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality or (v) [**] the performing Party [**]. Each Party further represents and warrants that it will not use or create materials in connection with the Services which are or are alleged to be libelous, defamatory or obscene.

(b)	Third Party Software Indemnification. In addition, unless otherwise agreed, with respect to Third Party Software provided by Amdocs pursuant to this Agreement, Amdocs covenants that it shall obtain and provide intellectual property indemnification for AT&T (or obtain intellectual property indemnification for itself and enforce such indemnification on behalf of AT&T) from the Third Party Software vendor of such Software. [**] under this Agreement, [**].

(c)	Actions in Case of Infringement. In the event that (1) any Materials, Developed Materials, Equipment or Software provided by Amdocs or its Affiliates or Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, in AT&T’s reasonable opinion and as reasonably demonstrated by AT&T, are likely to be found, to infringe upon the patent, copyright, trademark, trade secrets, intellectual property or proprietary rights of any third party [**]under this Agreement or (2) the continued use of such
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Materials, Developed Materials, Equipment or Software is enjoined, Amdocs shall, in addition to defending, indemnifying and holding harmless AT&T as provided in Section 17.1(e) and to the other rights AT&T may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to AT&T’s and the Eligible Recipients’ business activities, do one of the following:
(i)	[**] such Materials, Developed Materials, Equipment or Software.

(ii)	[**] as contemplated by this Agreement).

(iii)	[**] such item(s) [**].
15.5	Authorization.

Each Party represents and warrants to the other that:
(a)	Corporate Existence. It is a corporation duly incorporated, validly existing and in good standing under the laws of its State of incorporation;

(b)	Corporate Power and Authority. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(c)	Legal Authority. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable Laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

(d)	Due Authorization. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

(e)	No Violation or Conflict. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
15.6	Inducements.

Amdocs represents and warrants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any employee or agent of AT&T in connection with this contract. Amdocs also represents and warrants that, to the best of its knowledge, no officer, director, employee, agent or representative of Amdocs has given any such payments, gifts, entertainment or other thing of value to any employee or agent of AT&T. Amdocs also acknowledges that the giving of any such payments, gifts, entertainment or other thing of value is strictly in violation of AT&T policy on conflicts of interest, and may result in the cancellation of this Agreement [**].

15.7	Malicious Code.

Each Party shall cooperate with the other Party and shall take commercially reasonable actions and precautions (including the use of antivirus software) consistent with Schedule D to prevent the introduction and proliferation of Malicious Code into AT&T’s environment or any System used by Amdocs to provide the Services. Without limiting Amdocs’ other obligations under this Agreement, in the event Malicious Code is found in [**], Amdocs shall exercise [**] of such Malicious Code and, if the Malicious Code [**].

15.8	Disabling Code.

Amdocs represents and warrants that, without the prior written consent of AT&T, Amdocs shall not insert into the Software any Disabling Code. Amdocs further represents and warrants that, with respect to any Disabling Code that may be part of the Software, Amdocs shall not invoke or cause to be invoked such Disabling Code at any time, including upon expiration or termination of this Agreement for any reason, without AT&T’s prior written consent. Amdocs also represents and warrants that it shall not use Third Party Software with Disabling Code without the prior approval of AT&T.

15.9	Compliance with Laws.
(a)	Compliance by Amdocs. Amdocs represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, it is and shall be in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement, including identifying and procuring applicable permits, certificates, approvals and inspections required under such
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Laws. If a charge of non-compliance by Amdocs with any such Laws occurs, Amdocs shall (to the extent permitted by Law) promptly notify AT&T of such charge. Notwithstanding anything to the contrary contained herein, Amdocs shall at all times during the term of this Agreement provide the Services solely from geographic regions from which Amdocs is permitted under United States Law to provide the Services and from which AT&T is permitted under United States Law to receive the Services.

(b)	Compliance with FCC Docket No. 96-115. Notwithstanding and without limiting any other provisions of this Agreement, Amdocs represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, it shall be in compliance with any Laws based on 47 U.S.C. §222 (including the rules and orders issued from Federal Communications Commission’s CC Docket No. 96-115) and any Laws addressing similar subject matters, and shall remain in compliance with such Laws for the entire term of this Agreement, including identifying and procuring applicable permits, certificates, approvals and inspections required under such Laws.

(c)	Compliance Data and Reports. Amdocs shall provide AT&T with data and reports in Amdocs’ possession necessary for AT&T to comply with all Laws applicable to the Services.

(d)	Software, Equipment, Systems and Materials Compliance. Amdocs covenants that the Software, Equipment, Systems and Materials owned, provided or used by Amdocs in providing the Services are in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement.

(e)	Notice of Laws. Amdocs shall notify AT&T of any Laws and changes in Laws applicable to the provision of the Services (and not specific to the provision of telecommunication services) and shall identify the impact of such Laws and changes in Laws on Amdocs’ performance. Amdocs also shall maintain familiarity with the legal and regulatory requirements applicable specifically to [**] and shall [**]. Subject to its non-disclosure obligation under other customer contracts, Amdocs shall [**]. With respect to those Laws applicable to AT&T or the Eligible Recipients as providers of telecommunication services, AT&T shall be responsible to interpret and determine the impact of such Laws on AT&T’s receipt and use of the Services to be provided by Supplier and AT&T shall [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
At AT&T’s request, Amdocs Personnel shall participate in AT&T-provided regulatory compliance training programs.

(f)	AT&T Notice of Laws. AT&T shall notify Amdocs of any changes of Laws specific to [**] as AT&T becomes aware of such changes of Laws and to the extent such notification was provided internally before the applicable Commencement Date to the Transitioned Personnel or AT&T business units responsible for performing the services replaced by the Service in accordance with applicable related law.

(g)	Changes in Laws. Amdocs shall, [**], comply with all Laws and changes in Laws (including Laws specifically applicable to AT&T or the Eligible Recipients as providers of telecommunication services to the extent Amdocs receives notice of such Laws from AT&T or as otherwise provided in this Section 15.9) and shall implement upon AT&T approval any necessary modifications to the Services prior to the deadline imposed by the regulatory or governmental body having jurisdiction for such requirement or change. For avoidance of doubt, Services performed on the AT&T Data, Equipment or Software as required to comply with any Law shall be chargeable to AT&T as [**], as applicable.

(h)	Compliance with Electronic and Data Privacy Laws. Without limiting any other provisions of this Agreement, with respect to any AT&T Personal Data, Amdocs shall comply with all Laws under applicable Privacy Laws (as well as Laws with respect to any Customer Information). Amdocs shall also provide AT&T with such assistance as AT&T may reasonably require to fulfill its responsibilities under the respective applicable Privacy Laws.

(i)	Compliance with Export Control Laws.
(i)	Except as otherwise set forth in clause (ii) below, the following provisions will govern the Parties’ roles and responsibilities with regard to export control Laws:
(1)	The Parties shall comply with all export control, import and foreign trade sanctions laws, rules and regulations in their performance of this Agreement. Without prejudice to the generality of the foregoing, the Parties understand and acknowledge that certain Applications and Materials and Services (including technical assistance and technical data) to be provided
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
hereunder may be subject to export controls under the laws and regulations of the United States, the European Union and other foreign trade control laws, rules and regulations restricting their transfer to certain countries and parties, including the US Export Administration Regulations and trade sanctions programs administered by the US Department of the Treasury. Each Party shall comply with all applicable export control and other foreign trade laws, rules and regulations in the exercise of its rights or performance of its obligations hereunder, and shall not use, resell, export, transfer, distribute, dispose of or otherwise deal with the Applications or any technical data related thereto, directly or indirectly, except in full compliance with such laws, rules and regulations.

(2)	No Party shall use, sell, export, re-export, distribute, transfer, dispose or otherwise deal with any such Material or any direct product thereof or undertake any transaction or Service without first obtaining all necessary consents, permits and authorizations and completing such formalities as may be required by any such laws or regulations.

(3)	Amdocs shall be solely responsible for arranging export clearance, including applying for and obtaining any permits, licenses or other authorizations and complying with export clearance formalities, for all exports of Materials and Services made by (a) Amdocs or (b) AT&T upon the direction of Amdocs, including exports to Amdocs Affiliates or Subcontractors and exports from such Affiliates or Subcontractors to Amdocs or AT&T in the United States. AT&T agrees to use reasonable efforts to obtain and provide to Amdocs in a timely manner any end-user, end-use and other documentation and certifications as may reasonably be requested by Amdocs in support of any applications made to relevant government authorities in connection with such exports.

(4)	AT&T shall be solely responsible for arranging export clearance, including applying for and obtaining any permits, licenses or other authorizations and complying with export clearance formalities, for all exports of Materials and Services made by AT&T, including exports to AT&T’s affiliates or Subcontractors and exports from
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
such Affiliates or Subcontractors to Amdocs or to AT&T in the United States. Amdocs agrees to use reasonable efforts to obtain and provide to Supplier in a timely manner any end-user, end-use and other documentation and certifications as may reasonably be requested by AT&T in support of any applications made to relevant government authorities in connection with such exports.

(5)	Each Party represents and warrants for the benefit of the other that it shall not export/reexport or otherwise transfer any Applications, Materials or Services to any country that is subject to US trade sanctions imposed from time to time (currently, Cuba, Iran, North Korea, Sudan and Syria), to any persons or entities located in or organized under the laws of such country, or who are owned or controlled by or acting on behalf of the governments of such countries, as well as to citizens of such countries, or to persons identified from time to time on applicable US government restricted party lists (e.g., the US Department of Commerce’s Denied Party List, Entity List, Unverified List; the US Department of the Treasury’s List of Specially Designated Nationals and Other Blocked Persons; the US Department of State’s various non-proliferation lists).

(6)	Each Party further represents and warrants that it has in place compliance mechanisms sufficient to assure compliance with applicable export control and foreign trade control laws, rules and regulations. Neither Party shall do anything which would cause the other Party to be in breach of applicable export control or foreign trade control laws, rules and regulations.
(ii)	Notwithstanding clause (i) of this Section 15.11(i), the following shall apply:
(1)	With respect to each Application and other Software that AT&T is providing to Amdocs for its use under this Agreement:
(a)	AT&T will be responsible for complying with the filing and reporting obligations associated with the export from the United States of such Application or other Software;
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(b)	AT&T will provide Amdocs access to AT&T’s “Export Evaluation Requirements” information for such Application or other Software as used by AT&T in performing the filing and reporting obligations associated with the export of such Application or other Software;

(c)	Amdocs will timely provide all updates for the “Export Evaluation Requirements” to AT&T in connection with such Application or other Software associated with the performance of the Services. The Policy and Procedures Manual will detail the procedures and times by which the information required in these “Export Evaluation Requirements” will be provided to AT&T.
(2)	Upon termination of the Agreement, Amdocs shall provide AT&T with a complete and up to date Export Evaluation Requirements for all applications and software.
(j)	Foreign Corrupt Practices Act (“FCPA”) Compliance.
(i)	Without limiting any other provision of this Agreement, in all activities associated with the performance of the Services, Amdocs shall perform in a manner consistent with the requirements of the FCPA. The FCPA prohibits the payment or offering anything of value to a government official or political party or candidate for the purpose of corrupting the exercise of an individual’s duties and attempting to influence that individual to provide or retain business. AT&T may, from time to time, [**] providing that, in performing the Services, (i) Amdocs has complied with and will continue to comply with the FCPA; (ii) Amdocs has not made or caused to be made any offer or payment, directly or indirectly, to any government official or political party or candidate; (iii) Amdocs has otherwise engaged in no activity which would result in a violation by AT&T of the FCPA; [**].

(ii)	Amdocs agrees that no part of Amdocs’ compensation will be used for any purpose that could constitute a violation of the FCPA. AT&T agrees that it does not desire and will not request any service or action by Amdocs which would constitute such a violation. Amdocs agrees that it will not hire or in any other way retain a foreign official, a foreign political party
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
or official thereof, or a candidate for foreign political office for any purpose relating to or in connection with the Services.
(k)	Executive Order Compliance. Amdocs’ obligation to comply with all Laws includes the procurement of permits, certificates, approvals, inspections and licenses, when needed, in the performance of this Agreement. Amdocs further agrees to comply with all applicable Executive Order and Federal regulations as set forth in “Executive Orders and Federal Regulations,” a copy of which is attached as Schedule U and by this reference made a part of this Agreement.

(l)	Responsibility. [**] shall be responsible for any fines or penalties imposed on Amdocs, AT&T or the Eligible Recipients [**] of Amdocs or its Subcontractors to comply with applicable Laws [**].

(m)	Termination. In the event that there is any change in Laws that results in AT&T incurring significantly increased Charges in accordance with this Agreement (other than Charges for the Services performed on the AT&T Data, Equipment or Software as required to comply with any Law) or otherwise materially adversely affects Amdocs’ ability to perform the Services, then AT&T may at its option terminate this Agreement in its entirety or (subject to application of Change Management Procedures) the affected portion of the Services by giving Amdocs at least sixty (60) days prior notice and designating a date upon which such termination shall be effective. Amdocs shall not be entitled to Termination Charges in connection with a termination on this basis.
15.10	Interoperability.
(a)	AT&T warrants that, as of the Effective Date, the Systems used to provide the services being replaced by the Services are fully interoperable with the Software, Equipment, firmware and embedded chips used by AT&T that may deliver records to, receive records from or otherwise interact with the Systems to receive the services replaced by the Services.

(b)	Amdocs represents and warrants that the Systems used to provide the Services will, after the Effective Date, continue to be fully interoperable with the Software, Equipment, firmware and embedded chips used by AT&T that may deliver records to, receive records from, or otherwise interact with the Systems to receive the Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
15.11	Offshore Transfer or Processing of AT&T Data.
(a)	Amdocs represents and warrants that, to the extent that its performance of the Services includes the transfer, storage or processing outside of the United States of AT&T Data or other performance of the Services outside of the United States, such Services (the “Offshore Services”) will be (i) performed in accordance with the Agreement and Laws (including Privacy Laws) of the United States, European Union (if applicable) and any jurisdiction in which the Offshore Services are performed and (ii) performed such that Laws permit the transfer of the AT&T Data back into the United States, and future performance of the Services within the United States, without any additional cost to AT&T or authorization or permission of any Entity or government.

(b)	In the event that new Laws or changes in Laws (including as contemplated in Section 15.9): (i) require that [**]; (ii) prohibit the [**]; or (iii) require that [**] (collectively, “Offshore Impact”). In such event, Amdocs shall perform all necessary tasks in order to continue to perform the Services, including any Offshore Services, in compliance with Laws, including, as required by Laws, the performance of any or all Services within the United States. Upon the event of an Offshore Impact, the [**].

(c)	Amdocs represents and warrants that, to the extent that Offshore Services are performed and to the extent that AT&T Data is transferred to, processed or stored outside, or accessed from outside of the United States and in addition to its other obligations under this Agreement, Amdocs shall store and process AT&T Data and store and operate all Application Software in a secure environment designed, monitored and administered to prevent the violation of Laws or this Agreement. In addition, Amdocs shall establish, and require all Amdocs Personnel to comply with, stringent policies and rules regarding the removal of AT&T Data or Application Software from Amdocs Facilities and otherwise requiring Amdocs Personnel to act in accordance with this Agreement and Laws, and Amdocs shall establish physical and logical measures to ensure that such policies and rules are followed. Under no circumstances shall AT&T Data or Application Software used in Offshore Services be removed from Amdocs Facilities.

(d)	Without limiting Amdocs’ obligations or AT&T’s rights under Section 6.1(a) or other obligation under this Agreement, Amdocs represents and warrants that, to the extent that Offshore Services are performed,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(i)	no more than [**] percent ([**]%) of all Amdocs Personnel and Managed Third Parties performing Acme, Replica and Zebra Services (calculated on an FTE basis) will be located outside of the United States. Following [**] Amdocs may increase the aggregate percentage of Amdocs Personnel and Managed Third Parties performing such Services outside the United States to [**] percent ([**]%) (calculated on an FTE basis). [**] months after the Zebra Services Commencement Date, or thereafter Amdocs may increase the aggregate percentage of Amdocs Personnel and Managed Third Parties performing such Services outside the United States to [**] percent ([**]%) (calculated on an FTE basis). [**] months after the Zebra Services Commencement Date or thereafter Amdocs may increase the aggregate percentage of Amdocs Personnel and Managed Third Parties performing such Services outside the United States to [**] percent ([**]%) (calculated on an FTE basis). At any point at least [**]months after the Zebra Services Commencement Date, if Amdocs has met or exceeded [**] during the immediately preceding [**] month period and subject to [**], Amdocs may increase the aggregate percentage of Amdocs Personnel and Managed Third Parties performing such Services outside the United States to [**] percent ([**]%) (calculated on an FTE basis). Amdocs will [**].

(ii)	However, if Amdocs subsequently [**] for [**] consecutive months or for more than [**] months in a [**] month period [**] or [**], Amdocs shall re-establish the level of Amdocs Personnel and Managed Third Parties performing Services outside of the United States to no more than [**] percent ([**]%) (calculated on an FTE basis), [**].
(e)	With regard to Diamond Services, Amdocs represents and warrants that
(i)	no more than [**]%) percent of all Amdocs Personnel and Managed Third Parties performing Diamond Services (calculated on an FTE basis) will be located outside the United States. If [**] months after the Commencement Date for the Diamond Services or thereafter Amdocs has met or exceeded [**] during the immediately preceding [**] month period, Amdocs may increase the percentage of Amdocs Personnel and Managed Third Parties performing such Services outside the United States to [**] percent ([**]%) (calculated on an FTE basis). Any such increase is subject to Amdocs’ [**]. In the event Amdocs has [**] during the immediately preceding [**] month period, the Parties will discuss and consider whether to allow Amdocs to increase the percentage of Amdocs
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Personnel and Managed Third Parties performing such Services outside the United States, provided that AT&T will not be obliged to permit an increase in the percentage of Amdocs Personnel and Managed Third Parties performing such Services outside the United States until Amdocs has [**]times for the immediately preceding [**] month period.

(ii)	However, if Amdocs subsequently [**] for [**] consecutive months or for more than [**] months in a [**] month period [**] or [**], Amdocs shall re-establish the level of Amdocs Personnel and Managed Third Parties performing the Diamond Services outside of the United States to no more than [**] percent ([**]%) (calculated on an FTE basis), [**].
(f)	At any point at least [**] months after the Diamond Commencement Date (with regard to Diamond Services), Amdocs may propose to AT&T that more than [**] percent ([**]%) (with regard to Diamond Services) but no more than [**] percent ([**]%) of the Amdocs Personnel and Managed Third Parties (calculated on an FTE basis) performing such Services be located outside of the United States. This proposal will consist of a transition plan as well as supporting rationale such as continued performance at or above the [**], process improvements and technology improvements that support the concept of moving more of the Services outside of the United States. [**].
15.12	Disclaimer.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

16.	INSURANCE AND RISK OF LOSS.

16.1	Insurance.
(a)	With respect to Amdocs’ performance under this Agreement, and in addition to Amdocs’ obligation to indemnify, Amdocs shall comply with this Section.

(b)	Amdocs shall maintain insurance coverages and limits required by this Section
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
and any additional insurance and/or bonds required by law:
(i)	at all times during the term of this Agreement and until completion of all Services associated with this Agreement , whichever is later; and

(ii)	with respect to any coverage maintained in a “claims-made” policy, for two (2) years following the term of this Agreement or completion of all Services associated with this Agreement, whichever is later. If a “claims-made” policy is maintained, the retroactive date must precede the commencement of Services under this Agreement;
(c)	Amdocs shall require each Subcontractor that may perform Services under this Agreement or enter upon the AT&T Facilities or Amdocs Facilities to maintain coverages, requirements, and limits at least as broad as those listed in this Section from the time when the subcontractor begins performance of Services, throughout the term of the Subcontractor’s performance of Services and, with respect to any coverage maintained on a “claims-made” policy, for two (2) years thereafter;

(d)	Amdocs shall procure the required insurance from an insurance company eligible to do business in the state or states where Services will be performed and having and maintaining a Financial Strength Rating of [**] or better and a Financial Size Category of [**] or better, as rated in the A.M. Best Key Rating Guide for Property and Casualty Insurance Companies, except that, in the case of Workers’ Compensation insurance, Amdocs may procure insurance from the state fund of the state where Services are to be performed; and

(e)	Amdocs shall deliver to AT&T, certificates of insurance stating the types of insurance and policy limits, with a cancellation clause amended to read as follows: “The issuing company will endeavor to provide at least 30 days advance written notice of cancellation or non-renewal to AT&T”. Amdocs shall deliver such certificates:
(i)	prior to execution of this Agreement and prior to commencement of any Services;

(ii)	prior to expiration of any insurance policy required in this Section; and

(iii)	for any coverage maintained on a “claims-made” policy, for two (2) years following the term of this Agreement or completion of all Services associated with this Agreement, whichever is later.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(f)	The Parties agree that:
(i)	the failure of AT&T to demand such certificate of insurance or failure of AT&T to identify a deficiency will not be construed as a waiver of Amdocs’ obligation to maintain the insurance required under this Agreement;

(ii)	that the insurance required under this Agreement does not represent that coverage and limits will necessarily be adequate to protect Amdocs, nor be deemed as a limitation on Amdocs’ liability to AT&T in this Agreement;

(iii)	Amdocs may meet the required insurance coverages and limits with any combination of primary and Umbrella/Excess liability insurance; and

(iv)	Amdocs is responsible for any deductible or self-insured retention.
(g)	The insurance coverage required by this Section includes:
(i)	Workers’ Compensation insurance with benefits afforded under the laws of the state in which the Services are to be performed and Employers Liability insurance with minimum limits of:
(1)	$500,000 for Bodily Injury — each accident

(2)	$500,000 for Bodily Injury be disease — policy limits

(3)	$500,000 for Bodily Injury by disease — each employee
To the fullest extent allowable by law, the policy must include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees.

In states where Workers’ Compensation insurance is a monopolistic state-run system, Amdocs shall add Stop Gap Employers Liability with limits not less than $500,000 each accident or disease.

(ii)	Commercial General Liability insurance written on Insurance Services Office (ISO) Form CG 00 01 12 04 or a substitute form providing equivalent coverage, covering liability arising from premises, operations, personal injury, products/completed operations, and liability assumed
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
under an insured contract (including the tort liability of another assumed in a business contract) with minimum limits of:
(1)	$2,000,000 General Aggregate limit

(2)	$1,000,000 each occurrence limit for all bodily injury or property damage incurred in any one (1) occurrence

(3)	$1,000,000 each occurrence limit for Personal Injury and Advertising Injury

(4)	$2,000,000 Products/Completed Operations Aggregate limit

(5)	$1,000,000 each occurrence limit for Products/Completed Operations

(6)	$1,000,000 Damage to Premises Rented to You (Fire Legal Liability)
The Commercial General Liability insurance policy must:
(1)	include AT&T, its Affiliates, and their directors, officers, and employees as Additional Insureds. Amdocs shall provide a copy of the Additional Insured endorsement to AT&T. The Additional Insured endorsement may either be specific to AT&T or may be “blanket” or “automatic” addressing any person or entity as required by contract. A copy of the Additional Insured endorsement must be provided within 60 days of execution of this Agreement and within 60 days of each Commercial General Liability policy renewal;

(2)	include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees; and

(3)	be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.
(iii)	Business Automobile Liability insurance with minimum limits of $1,000,000 each accident for bodily injury and property damage, extending to all owned, hired, and non-owned vehicles.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(iv)	Umbrella/Excess Liability insurance with limits of at least $1,000,000 each occurrence and in the aggregate with terms and conditions at least as broad as the underlying Commercial General Liability, Business Auto Liability, and Employers Liability policies. Umbrella/Excess Liability limits will be primary and non-contributory with respect to any insurance or self-insurance that is maintained by AT&T.

(v)	Fidelity or Crime insurance covering employee dishonesty. Amdocs shall include a client coverage endorsement written for limits of $1,000,000 in the aggregate and shall include AT&T as Loss Payee.
(h)	Professional Liability (Errors & Omissions) insurance with minimum limits of $1,000,000 each claim or wrongful act and in the aggregate.

(i)	Internet Liability and Network Protection (Cyberrisk) insurance with minimum limits of $1,000,000 each claim or wrongful act and in the aggregate.

(j)	Media Liability insurance with minimum limits of $1,000,000 each claim or wrongful act and in the aggregate.

(k)	Property insurance with limits equal to the replacement cost of Amdocs’ Business Personal Property at the location where Services are to be performed under this Agreement. The Property insurance policy will include a waiver of subrogation in favor of AT&T, its Affiliates, and their directors, officers and employees.
16.2	Risk of Loss.
(a)	General. Except as otherwise provided in Section 17.3, each Party shall be responsible for risk of loss of, and damage to, any Equipment, Software or other materials in its possession or under its control. Amdocs shall [**]. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft or governmental taking of any item of Equipment, Software or other materials in the possession or under the control of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party (“Event of Loss”). Such Party shall be responsible for the cost of any necessary repair or replacement of such Equipment, Software or other materials due to an Event of Loss; in the event of a AT&T Event of Loss, such repair or replacement shall not be considered part of Amdocs’ maintenance obligations. For an AT&T Event of
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Loss, Amdocs shall coordinate and oversee repair or replacement performed by a third party on a [**] basis, or by Amdocs at agreed-upon prices.

(b)	Waiver. Except as provided below, Amdocs and AT&T each waive all rights to recover against the other Party for damage, destruction, loss, theft or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent covered by insurance maintained by each of them, [**]. This waiver of subrogation shall not extend to the damage, destruction, loss or theft of real or tangible personal property caused by the negligence or other tortious conduct of the other Party or the failure of the other Party to comply with its obligations under this Agreement. Amdocs and AT&T will [**].
16.3	Third Party Administrator

Amdocs understands and acknowledges that AT&T may engage the services of a third party administrator (the “Administrator”) to perform certain Agreement-related administrative functions for AT&T which may include (i) collecting and verifying certificates of insurance, (ii) providing financial analysis, (iii) verifying certifications under Section 9.11 (Amdocs Diversity), and (iv) collecting and verifying Amdocs profile information. Amdocs shall (A) cooperate with the Administrator in Administrator’s performance of such functions, (B) provide such data as the Administrator may from time to time request, and (C) pay the Administrator a one time set-up fee of $[**] and an annual fee for the performance of such functions (not to exceed $[**]). Notwithstanding any other provision of the Agreement, AT&T may provide Proprietary Information regarding Amdocs to the Administrator, as appropriate to the exercise AT&T’s rights under this Agreement.

17.	INDEMNITIES.

17.1	Indemnity by Amdocs.

Amdocs agrees to indemnify, defend and hold harmless AT&T and the Eligible Recipients and their respective officers, directors, employees, agents, representatives, successors and assigns from any and all Losses and threatened Losses due to third party claims arising from or in connection with any of the following:
(a)	Representations, Warranties and Covenants. Amdocs’ breach of [**];

(b)	Assumed Contracts. Amdocs’ decision to [**] on or after the Commencement
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Date by Amdocs under any of the [**] pursuant to this Agreement;

(c)	Licenses, Leases and Contracts. Amdocs’ breach of [**] on or after the applicable Commencement Date by Amdocs under [**] by Amdocs to provide the Services;

(d)	AT&T Data, Proprietary Information and AT&T Personal Data. Amdocs’ breach of its obligations with respect to AT&T Data, AT&T Proprietary Information or AT&T Personal Data;

(e)	Infringement. Infringement or misappropriation or alleged infringement or misappropriation of a patent, trade secret, copyright or other proprietary rights in contravention of Amdocs’ representations, warranties and covenants in Sections 15.2(d)(i) and 15.4;

(f)	Government Claims. Claims by government regulators or agencies for [**] to the extent such [**] (1) relate to Amdocs’ failure to properly [**] with respect to the Services under this Agreement, and (2) that a joint Root Cause Analysis pursuant to Section 7.3 has determined (i) that such [**] the Amdocs failure referenced in (1) above or (ii) that such [**] the Amdocs failure referenced in (1) above, and further provided that Amdocs’ liability shall be limited with respect to (i) above to that portion of such [**] that is equivalent to the proportion of Amdocs’ failure referenced in (1) above relative to all other causes of such Claims as determined by such joint Root Cause Analysis of the causes and with respect to (ii) above to that portion of the higher or enhanced amount of such [**] that is equivalent to the proportion of Amdocs’ failure referenced in (1) above relative to all other causes of the higher or enhanced amount of such claims as determined by such Root Cause Analysis of the causes;

(g)	Taxes. Taxes, together with interest and penalties, that are the responsibility of Amdocs under Section 11.4;

(h)	Shared Facility Services. [**] pursuant to this Agreement;

(i)	WARN Act. Amdocs’ breach of its obligations under Article 8 to the extent such breach results in AT&T being in violation of the WARN Act or the regulations promulgated thereunder;

(j)	Affiliate or Subcontractor Claims. Any claim, other than an indemnification claim under this Agreement, initiated by an Amdocs Affiliate or Subcontractor
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
asserting rights under this Agreement;

(k)	Amdocs Personnel Injury Claims. Any claim by Amdocs Personnel for death or bodily injury suffered on a AT&T site, except to the extent caused by AT&T’s gross negligence or willful misconduct;

(l)	Employment Claims. Any claim (including claims by Transitioned Employees) relating to any (i) violation by Amdocs, Amdocs Affiliates or Subcontractors, or their respective officers, directors, employees, representatives or agents, of [**]; (ii) liability arising or resulting from the [**] Amdocs Personnel (including Transitioned Employees [**] claims following their respective Employment Effective Date) by Amdocs, Amdocs Affiliates or Subcontractors; (iii) [**] to any Amdocs Personnel (including Transitioned Employees from and after their Employment Effective Dates); (iv) [**] of any Amdocs Personnel (including Transitioned Employees for [**] from and after their Employment Effective Dates); (v) other aspects of the [**] Amdocs Personnel (including Transitioned Employees) with Amdocs, Amdocs Affiliates or Subcontractors [**] by Amdocs, Amdocs Affiliates or Subcontractors (or their respective officers, directors, employees, representatives or agents), or other [**] with respect to [**] in connection with [**], except, in each case, to the extent resulting from the wrongful actions of AT&T, the Eligible Recipients, or AT&T Third Party Contractors, errors or inaccuracies in the information provided by AT&T and faithfully communicated by Amdocs or the failure of AT&T, the Eligible Recipients or AT&T Third Party Contractors to comply with AT&T’s responsibilities under this Agreement;

(m)	Offshore Data Transfer Claims. Any claim by [**] relating to [**] of its obligations under Section 15.11;

(n)	ARD Liability. Any claim by [**] related to the Acquired Rights Directive with respect to any [**] in connection with the expiration or termination of this Agreement;

(o)	Damages Under Third Party Agreements. Claims by [**] to the extent [**] under this Agreement, and (2) that a joint Root Cause Analysis pursuant to Section 7.3 has determined (i) that such [**] the Amdocs failure referenced in (1) above or (ii) that such [**] the Amdocs failure referenced in (1) above, and provided further that Amdocs’ liability shall be limited with respect to (i) above to that portion of such claims that is equivalent to Amdocs’ failure referenced in (1)
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
above relative to all other causes of such claims as determined by such Root Cause Analysis of the causes and with respect to (ii) above to that portion of the higher or enhanced amount of such [**] that is equivalent to the proportion of Amdocs’ failure referenced in (1) above relative to all other causes of the higher or enhanced amount of such claims as determined by such Root Cause Analysis of the causes.; and

(p)	[**]. Claims by [**] in connection with [**] by Amdocs associated with this Agreement.
17.2	Indemnity by AT&T.

AT&T agrees to indemnify, defend and hold harmless Amdocs and its officers, directors, employees, agents, representatives, successors and assigns, from any Losses and threatened Losses due to third party claims arising from or in connection with any of the following:
(a)	Representations, Warranties and Covenants. AT&T’s breach of [**];

(b)	Licenses, Leases or Contracts. AT&T’s failure to observe or perform [**] by AT&T under any of the applicable [**] to the extent AT&T is financially or operationally responsible under this Agreement;

(c)	Pre-Commencement Date Matters. AT&T’s failure to observe or perform any duties or obligations to be observed or performed prior to the applicable Commencement Date) by AT&T under any of the Third Party Software licenses, Equipment Leases or Third Party Contracts assigned to Amdocs by AT&T pursuant to this Agreement;

(d)	Amdocs’ Proprietary Information. AT&T breach of its obligations with respect to Amdocs’ Proprietary Information;

(e)	Infringement. Infringement or misappropriation or alleged infringement or misappropriation of a patent, trade secret, copyright or other proprietary rights in contravention of AT&T’s representations, warranties and covenants in Section 15.4;

(f)	Taxes. Taxes, together with interest and penalties, that are the responsibility of AT&T under Section 11.4;
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(g)	AT&T Affiliate, Eligible Recipient or Subcontractor Claims. Any claim, other than an indemnification claim under this Agreement, initiated by a AT&T Affiliate, an Eligible Recipient (other than AT&T) or a AT&T Third Party Contractor asserting rights under this Agreement;

(h)	Employee Benefits. Any claim arising from any [**] under this Agreement, (ii) occurs before the applicable Commencement Date and (iii) results from [**]; and

(i)	Environmental Indemnification. Any and all Losses incurred arising from or in connection with: (i) the generation, storage, use, handling, discharge, substance release or disposal of any Hazardous Materials, at or from AT&T sites, not caused by or a result of the actions or inactions of Amdocs or (ii) any material failure by AT&T to perform in full any covenant, agreement, or condition to performed by AT&T pursuant to Sections 6.3(b) and 17.4 of this Agreement.
17.3	Additional Indemnities.

Amdocs and AT&T each agree to indemnify, defend and hold harmless the other, and the Eligible Recipients and their respective Affiliates, officers, directors, employees, agents, representatives, successors and assigns, from any and all Losses and threatened Losses to the extent they arise from or in connection with any of the following: (a) except as otherwise provided in Section 17.1(k), the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement.

17.4	Environmental.
(a)	AT&T Obligations. With respect to AT&T sites where Amdocs performs Services and where Hazardous Materials are used or produced in operations performed by AT&T, AT&T shall [**] (i) notify Amdocs of any procedures and precautions to be taken by Amdocs when performing Services, (ii) when applicable Laws require the use of special equipment or training in order for Amdocs to provide safely and properly the Services in the presence of such Hazardous Materials, provide such equipment and acquisition of training, (iii) comply with all material applicable Laws concerning AT&T’s treatment, storage,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
registration, handling or disposal of or reporting about, Hazardous Materials used or produced by AT&T in its operations and (iv) be responsible for remedying any violation of Law with respect to AT&T’s treatment, storage, registration, handling or disposal of or reporting about Hazardous Materials used or produced by AT&T in its operations.

(b)	Amdocs Obligations. Amdocs shall (i) notify AT&T of the procedures and precautions to be taken at AT&T or Amdocs facilities where Hazardous Materials are used or produced by Amdocs or its Affiliates or Subcontractors in the performance of the Services, (ii) provide [**] any special equipment or training required by AT&T to perform its operations safely and properly in the presence of such Hazardous Materials, (iii) be responsible for complying with all material applicable Laws concerning the treatment, storage, registration, handling or disposal of or reporting about Hazardous Materials used or produced by Amdocs or its Affiliates or Subcontractors in the performance of the Services and (iv) be responsible for remedying any violation of Law with respect to the treatment, storage, registration, reporting, handling or disposal of any Hazardous Materials used or produced in the performance by Amdocs or its Affiliates or Subcontractors of the Services.

(c)	Response. In the event that Hazardous Materials other than Hazardous Materials brought on to an AT&T site by Amdocs, its Affiliates or agents are present at any AT&T site during the term of this Agreement, Amdocs may cease performance of any affected portion of the Services if and to the extent Amdocs’ ability to perform such portion of the Services safely (as determined by OSHA standards) is impacted by the presence of such Hazardous Materials and the unsafe condition cannot reasonably be circumvented by Amdocs through the use of alternative approaches, workaround plans or other means; provided that AT&T shall [**].

(d)	Responsibility. AT&T shall be liable for and indemnify Amdocs against all costs, expenses or other Losses incurred or suffered by Amdocs as a result of the treatment, storage, registration, handling, disposal or release of or reporting about Hazardous Materials used or produced by operations performed by AT&T at the AT&T sites, except to the extent that such costs, expenses or Losses were caused by the conduct of Amdocs or Amdocs’ employees, subcontractors, agents, invitees or representatives. Amdocs shall be liable for and indemnify AT&T and the Eligible Recipients against all costs, expenses or other Losses incurred or suffered by AT&T or any Eligible Recipient as a result of the treatment, storage, registration, handling, disposal or release of or reporting about Hazardous
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Materials used or produced by Amdocs in the performance of the Services, except to the extent such costs, expenses or Losses were caused by the conduct of AT&T, AT&T employees, invitees, contractors or other persons for whom AT&T is legally responsible (which specifically excludes Amdocs or Amdocs’ employees, subcontractors, agents or representatives). Neither Amdocs nor AT&T shall be liable to the other for any special, indirect, incidental or consequential damages.
17.5	Indemnification Procedures.

With respect to third party claims (other than those covered by Section 17.1(f)), the following procedures shall apply:
(a)	Notice. Promptly after receipt by any Entity entitled to indemnification (under Section 17.1 through Section 17.4 or any other provisions of this Agreement) of notice of the commencement or threatened commencement of any civil, criminal, administrative or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to any such Section, the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim (a “Notice of Election”).

(b)	Procedure Following Notice of Election. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (i) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnitor shall pay the fees and expenses associated with
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
such counsel if, in the reasonable judgment of the indemnitee, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (x) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (y) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond thereto or (z) the time period within which to deliver a Notice of Election has not yet expired.

(c)	Procedure Where No Notice of Election Is Delivered. If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such costs and expenses incurred by the indemnitee, including attorneys’ fees.
17.6	Indemnification Procedures—Governmental Claims.

With respect to claims covered by Section 17.1(f) the following procedures shall apply:
(a)	Notice. Promptly after receipt by AT&T of notice of the commencement or threatened commencement of any action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to Section 17.1(f) AT&T shall notify Amdocs of such claim. No delay or failure to so notify Amdocs shall relieve Amdocs of its obligations under this Agreement except to the extent that Amdocs has suffered actual prejudice by such delay or failure.

(b)	Procedure for Defense. AT&T shall be entitled to have sole control over the defense and settlement of such claim; provided that AT&T shall consult with Amdocs on a regular basis regarding claim processing (including actual and anticipated costs and expenses) and litigation strategy and shall obtain the prior written approval of Amdocs before entering into any settlement of such claim involving the payment of moneys for which Amdocs will ultimately be financially responsible under Section 17.1(f).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
17.7	Subrogation.

Except as otherwise provided in Sections 16.1 or 16.2 in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to Section 17.1 through Section 17.4 or any other provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.

18.	LIABILITY.

18.1	General Intent.

Subject to the specific provisions and limitations of this Article 18, it is the intent of the Parties that each Party shall be liable to the other Party for any actual damages incurred by the non-breaching Party as a result of the breaching Party’s failure to perform its obligations in the manner required by this Agreement.

18.2	Force Majeure.
(a)	General. Subject to Section 18.2(d), no Party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God; wars, riots, civil disorders, rebellions or revolutions or any other similar cause beyond the reasonable control of such Party, except to the extent the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay cannot reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means. A strike, lockout or labor dispute involving Amdocs or a Subcontractor and its own personnel shall not excuse Amdocs from its obligations hereunder. In addition, the refusal of Amdocs Personnel to enter a facility that is the subject of a labor dispute shall excuse Amdocs from its obligations hereunder only if and to the extent such refusal is based upon a reasonable fear of physical harm.

(b)	Duration and Notification. In such event the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use all commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. Any Party so prevented,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
hindered or delayed in its performance shall, as quickly as practicable under the circumstances, notify the Party to whom performance is due by telephone (to be confirmed in writing within one (1) day of the inception of such delay) and describe at a reasonable level of detail the circumstances of the force majeure event, the steps being taken to address such force majeure event and the expected duration of such force majeure event.

(c)	Substitute Services; Termination. If any event described in Section 18.2(a) has substantially prevented, hindered or delayed the performance by Amdocs or one of its Subcontractors of Services necessary for the performance of [**] for longer than [**], AT&T may procure [**], and Amdocs shall be liable for payment for such services from the alternate source for so long as [**] such period not to exceed [**] and such payment not to exceed [**] percent ([**]%) of the [**], provided that [**]. In addition, if any event described in Section 18.2(a) substantially prevents, hinders or delays the performance by Amdocs or one of its Subcontractors of Services necessary for the performance of [**] (i) for more than [**], AT&T, at its option, may terminate any portion of this Agreement so affected without payment of Termination Charges and the charges payable hereunder shall be equitably adjusted to reflect those terminated Services; or (ii) for more than [**], AT&T, at its option, may terminate this Agreement in its entirety without payment of Termination Charges. Amdocs shall not have the right to [**] as a result of any force majeure occurrence affecting Amdocs’ ability to perform.

(d)	Disaster Recovery. Upon the occurrence of a force majeure event, Amdocs shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services as described in Schedule D. The occurrence of a force majeure event shall not relieve Amdocs of its obligation to implement its disaster recovery plan and provide disaster recovery services. Amdocs shall periodically update and test the operability of the disaster recovery plan and certify to AT&T that the disaster recovery plan is fully operational.

(e)	Payment Obligation. If Amdocs fails to provide Services in accordance with this Agreement due to the occurrence of a force majeure event, [**] hereunder shall be [**] in a manner such that [**] or from an alternate source at Amdocs’ expense pursuant to Section 18.2(c).

(f)	Allocation of Resources. Without limiting Amdocs’ obligations under this Agreement, whenever a force majeure event or disaster causes Amdocs to allocate
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
limited resources between or among Amdocs’ customers and Affiliates, AT&T and the Eligible Recipients shall receive at least the same treatment as comparable Amdocs customers. In no event will [**] in the event of the occurrence of a force majeure event.
18.3	Limitation of Liability.
(a)	Limitation as to Nature of Damages. EXCEPT AS PROVIDED IN THIS SECTION 18.3 OR SECTION 17.1, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES, INCLUDING LOST REVENUE, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(b)	Limitation as to Amount of Damages. EXCEPT AS PROVIDED IN THIS SECTION 18.3, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR AGGREGATE DAMAGES GREATER THAN ONE HUNDRED AND FORTY MILLION DOLLARS ($140,000,000). For avoidance of doubt, and except for Amdocs’ liability under Section 17.1(o), which shall be subject to the limitations of liability outlined in this Section 18.3(b), any payments or compensation associated with the indemnifications described in Article 17 shall not apply to or count against the limitations of liability outlined in this Section 18.3(b).

(c)	[**]. The limitations of liability set forth in Section 18.3(a) and Section 18.3(b) [**]:
(i)	[**]a Party;

(ii)	[**] under Article 17 of this Agreement;

(iii)	[**] of this Agreement [**];

(iv)	[**] provide [**];

(v)	Termination Charges;

(vi)	[**] set forth in Sections 15.4, 15.6, 15.7, 15.8, 15.9 and 15.11; or
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(vii)	[**] under Article 13.

(viii)	Notwithstanding the foregoing provisions of this Section 18.3(c), Amdocs’ liability under Section 17.1(o) shall be subject to the limitation of liability set forth in Section 18.3(b).

(ix)	Except as otherwise explicitly stated herein, nothing in this provision shall be interpreted to limit a Party’s ability to recover available damages under other provisions of this Agreement.
(d)	[**]. The following shall be considered [**] in accordance with this Agreement:
(i)	[**];

(ii)	[**] or any part thereof;

(iii)	[**];

(iv)	[**] under this Agreement;

(v)	[**], including[**] in connection with [**] or otherwise perform in accordance with this Agreement;

(vi)	[**] in accordance with this Agreement, including [**] perform an obligation under this Agreement;

(vii)	[**];

(viii)	[**];

(ix)	[**] under [**] of the Agreement; and

(x)	[**] pursuant to Schedule F.
(e)	Items Not Considered Damages. Charges and other amounts that are due and owing to Amdocs for Services performed under this Agreement shall not be considered damages subject to, and shall not be counted toward the liability cap specified in, Section 18.3(b).

(f)	No Waiver. Nothing in this provision shall be interpreted to prevent a Party from
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
recovering damages otherwise recoverable under this Agreement.

(g)	Waiver of Liability Cap. If, at any time, the total aggregate liability of one Party for claims asserted by the other Party under or in connection with this Agreement equals or exceeds eighty two percent (82%) of the liability cap specified in Section 18.3(b) and, upon the request of the other Party, the Party incurring such liability refuses to waive such cap and/or increase the available cap to a mutually agreeable amount, then the other Party may terminate this Agreement on a for cause basis.
19.	DISPUTE RESOLUTION.

19.1	Informal Dispute Resolution.

Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in Section 19.1(d) or Section 20.9, the Parties shall first attempt to resolve such dispute informally, as follows:
(a)	Initial Effort. The Parties agree that they shall attempt in good faith to resolve all disputes (other than those described in Section 19.1(d) or Section 20.9) in accordance with Schedule D, Part 4. In the event of a dispute that is not resolved or resolvable in accordance with Schedule D, Part 4, either Party may refer the dispute for resolution to the senior corporate executives specified in Section 19.1(b) below upon written notice to the other Party.

(b)	Escalation. Within five (5) business days of a notice under Section 19.1(a) above referring a dispute for resolution by senior corporate executives, the AT&T Contract Office and the Amdocs Account Office will each prepare and provide to an Amdocs Division President and the AT&T Chief Information Officer, respectively, summaries of the relevant information and background of the dispute, along with any appropriate supporting documentation, for their review. The designated senior corporate executives will confer as often as they deem reasonably necessary in order to gather and furnish to the other all information with respect to the matter in issue which the parties believe to be appropriate and germane in connection with its resolution. The designated senior corporate executives shall discuss the problem and negotiate in good faith in an effort to resolve the dispute without the necessity of any formal proceeding. The specific format for the discussions will be left to the discretion of the designated senior corporate executives, but may include the preparation of agreed-upon statements
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
of fact or written statements of position.

(c)	Provision of Information. During the course of negotiations under Section 19.1(a) or Section 19.1(b) above, all reasonable requests made by one Party to another for non-privileged information, reasonably related to the dispute, will be honored in order that each of the parties may be fully advised of the other’s position. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent arbitration or litigation; provided, however, the underlying facts supporting such materials may be subject to discovery.

(d)	Prerequisite to Formal Proceedings. Formal proceedings for the resolution of a dispute may not be commenced until the earlier of: (i) the designated senior corporate executives under Section 19.1(b) above concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or (ii) thirty (30) days after the notice under Section 19.1(a) above referring the dispute to designated senior corporate executives. The time periods specified in this Section 19.1 shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (A) avoid the expiration of any applicable limitations period, (B) preserve a superior position with respect to other creditors, or (C) address a claim arising out of the breach of a Party’s obligations under Article 13 or a dispute subject to Section 20.9.

(e)	Additional Escalation. In addition to the dispute resolution provisions contained in this Section 19.1, in connection with any exercise of its termination rights under Section 20.1(a)(i), (ii) or (iii), AT&T will, no less than thirty (30) days prior to the effective date of such termination, but without extending any applicable time frames specified in the Agreement, provide Amdocs with the right to have its Chief Executive Officer address the relevant issues with AT&T’s Chief Operating Officer.
19.2	Arbitration.
(a)	Except for claims arising out of the breach of a Party’s obligations under Article 13 or disputes subject to Section 20.9, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, which cannot be resolved using the procedures set forth above in Section 19.1, shall be finally resolved under the
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Commercial Arbitration Rules of the American Arbitration Association then in effect; provided, however, that without limiting any rights at law or in equity a Party may have because of an improper termination of this Agreement by the other Party, nothing contained in this Agreement shall limit either Party’s right to terminate this Agreement pursuant to Article 20.

(b)	The Arbitration shall take place in [**], and shall apply the law of [**]. The decision of the arbitrators shall be final and binding and judgment on the award may be entered in any court of competent jurisdiction. The arbitrators shall be instructed to state the reasons for their decisions in writing, including findings of fact and law. The arbitrators shall be bound by the warranties, limitations of liability and other provisions of this Agreement. Except with respect to the provisions of this Agreement that provide for injunctive relief rights, such arbitration shall be a precondition to any application by either Party to any court of competent jurisdiction.

(c)	Within ten (10) days after delivery of written notice (“Notice of Dispute”) by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator. If the Parties are not able to agree upon one (1) arbitrator within such period of time, the Parties each shall within ten (10) days: (i) appoint one (1) arbitrator who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties and (ii) deliver written notice of the identity of such arbitrator and a copy of his or her written acceptance of such appointment to the other Party. If either Party fails or refuses to appoint an arbitrator within such ten (10) day period, the single arbitrator appointed by the other Party shall decide alone the issues set out in the Notice of Dispute. Within ten (10) days after such appointment and notice, such arbitrators shall appoint a third arbitrator. In the event that the two (2) arbitrators fail to appoint a third arbitrator within ten (10) days of the appointment of the second arbitrator, either arbitrator or either Party may apply for the appointment of a third arbitrator to the American Arbitration Association.

(d)	All arbitrators selected pursuant to this Section shall be practicing attorneys with at least five (5) years of experience in technology law applicable to the Services. Any such appointment shall be binding upon the Parties. The Parties shall use best efforts to set the arbitration within sixty (60) days after selection of the arbitrator or arbitrators, as applicable, but in no event shall the arbitration be set more than ninety (90) days after selection of the arbitrator or arbitrators, as
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
applicable. Discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator or arbitrators, as applicable. The decision or award of the arbitrator or the majority of the three arbitrators, as applicable, shall be rendered within fifteen (15) days after the conclusion of the hearing, shall be in writing, shall set forth the basis therefor, and shall be final, binding and nonappealable upon the Parties and may be enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought. Each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator or arbitrators, as applicable, may modify the allocation of fees, costs and expenses in the award in those cases where fairness dictates other than such allocation between the Parties.
19.3	Continued Performance.
(a)	General. Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided that this provision shall not operate or be construed as extending the term of this Agreement or prohibiting or delaying a Party’s exercise of any right it may have to terminate the term of this Agreement as to all or any part of the Services. For purposes of clarification, AT&T Data may not be withheld by Amdocs pending the resolution of any dispute.

(b)	[**]. Amdocs acknowledges and agrees that [**]. Amdocs expressly acknowledges and agrees that, pending resolution of any dispute or controversy, it will not deny, withdraw, or restrict Amdocs’ provision of the Services to AT&T under this Agreement, except as specifically and expressly agreed in writing by AT&T and Amdocs. Amdocs further agrees as follows:
(i)	In the event of any [**] of any of the terms of this Agreement that could reasonably be expected to cause [**] under this Agreement [**], Amdocs agrees that [**].

(ii)	Amdocs shall not intentionally interrupt the Services or provide reduced levels of Service quality or support unless and until Amdocs has complied fully with the applicable terms and requirements of Section 4.3 respecting Termination Assistance Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(iii)	To the extent that Amdocs suspends the availability of the Services or any portion of the Services to AT&T because it is required to do so by a governmental authority of competent jurisdiction (“Government Requirement”), Amdocs shall promptly use all reasonable efforts to comply with any such Government Requirement to the extent necessary to fully restore the Services.

(iv)	Subject to Sections 20.1(b) and 4.3(a)(iii), Amdocs shall [**].
19.4	Governing Law.

This Agreement and performance under it shall be governed by and construed in accordance with the applicable laws of [**], without giving effect to the principles thereof relating to conflicts of laws. The United Nations Convention on Contracts for the International Sales of Goods shall not apply to this Agreement.

19.5	Venue and Jurisdiction.

In any litigation arising out of this Agreement and to the fullest extent permitted by Law, the Parties hereby irrevocably agree, submit and waive objection to jurisdiction and venue in, [**].

20.	TERMINATION.

20.1	Termination for Cause.
(a)	By AT&T. If Amdocs:
(i)	commits a material breach of this Agreement, which breach is not cured within [**] days after notice of the breach from AT&T;

(ii)	commits a material breach of this Agreement which is not capable of being cured within [**] days;

(iii)	commits numerous breaches of its duties or obligations which collectively constitute a material breach of this Agreement;

(iv)	becomes liable for or incurs Service Level Credits under this Agreement that, in the aggregate, exceed [**] percent ([**]%) of the [**] during any rolling [**] month period, regardless of whether such Service Level
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Credits are subject to, or have in fact been, [**]provisions of Schedule F;

(v)	fails to perform in accordance with the Minimum Service Level of the same Service Level for [**] consecutive months or during [**] months of any [**] consecutive month period; or

(vi)	makes an unpermitted assignment of this Agreement as described in Section 21.1(b)(iv);
or in the event of other termination right under this Agreement, then AT&T may, by giving notice to Amdocs, terminate this Agreement with respect to all or any part of the Services, in whole or in part, as of a date specified in the notice of termination. Amdocs shall not be entitled to any Termination Charges in connection with a Termination for Cause. If AT&T chooses to terminate the Agreement in part, the Charges payable under the Agreement will be adjusted in the manner set forth in Section 20.3.

The express acknowledgment that a certain amount of Service Level Credits or number of Service Level defaults constitutes grounds for termination under Sections 20.1(a)(iv) and (v) does not imply that a lesser amount or number cannot constitute a material breach of this Agreement and therefore grounds for termination under other subsections, and no Party shall contend otherwise in any dispute or controversy between the Parties.

(b)	By Amdocs. In the event that AT&T fails to pay Amdocs undisputed charges exceeding [**] the average monthly fees payable by AT&T under this Agreement and fails to cure such default within [**] days of notice from Amdocs of the possibility of termination for failure to make such payment, Amdocs may, by notice to AT&T, terminate this Agreement.
20.2	Critical Services.

Without limiting AT&T’s rights under Section 20.1, if Amdocs commits a material breach which prevents or materially degrades AT&T’s or an Eligible Recipient’s ability to conduct, perform and support a material component of its business, and Amdocs is unable to cure such breach within [**] hours of written notice from AT&T, AT&T may, in addition to its other remedies at law and in equity, [**] until Amdocs has cured the breach or this Agreement is terminated. During such period, [**]. The express inclusion of this remedy in this Section 20.2 does not limit AT&T’s right to use a similar remedy
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
for other breaches by Amdocs of this Agreement.

20.3	Termination for Convenience.

AT&T may terminate this Agreement with respect to all or any portion of the Services for convenience and without cause at any time (subject to Schedule M) by giving Amdocs prior notice designating the Services to be terminated and the termination date as follows: (a) at least sixty (60) days’ prior notice for each termination which involves ten percent (10%) or less of the total Services; (b) at least ninety (90) days’ prior notice for each termination which involves more than ten percent (10%) but less than or equal to twenty-five percent (25%) of the total Services; and (c) at least one hundred eighty (180) days’ prior notice for each termination which involves greater than twenty-five percent (25%) of the total Services based on AT&T’s good faith estimate. Upon the effective date of any such termination, AT&T shall pay to Amdocs a Termination Charge calculated in accordance with Schedule M. Notwithstanding the foregoing and without affecting any calculation of required days notice for purposes of the foregoing, effective from and after May 31, 2014, may AT&T may terminate all or part of the Acme Services upon one hundred and twenty (120) days notice without obligation for payment of any Termination Charge.

20.4	Termination Upon Amdocs Change of Control.
(a)	In the event of a change in Control of Amdocs (or that portion of Amdocs providing Services under this Agreement) or the Entity that Controls Amdocs (if any), where such Control is acquired, directly or indirectly, in a single transaction or series of related transactions, or all or substantially all of the assets of Amdocs are acquired by any Entity, or Amdocs is merged with or into another Entity to form a new Entity, AT&T may at its option terminate this Agreement by giving Amdocs at least ninety (90) days prior notice and designating a date upon which such termination shall be effective; provided, however, AT&T shall not have this right if Amdocs Limited, (a Guernsey corporation as of the Effective Date) retains Control of Amdocs after such transaction, acquisition, merger; provided, further, however, if such change in Control of Amdocs involves an AT&T competitor, AT&T may terminate this Agreement by giving Amdocs at least ten (10) days prior notice, and AT&T competitor shall be prohibited from any contact with AT&T Data, AT&T Proprietary Information and any and all other information about the AT&T account, including discussions with Amdocs Personnel regarding specifics relating to the Services. Amdocs shall not be entitled to any Termination Charges in connection with a termination pursuant to this Section
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
20.4. Such termination shall constitute a release condition under the escrow agreement described in Section Error! Reference source not found..

(b)	Subject to any legal obligation of confidentiality or applicable securities laws, Amdocs will provide AT&T with notice at the earliest permissible time of Amdocs’ intention to make such a change of Control and facilitate AT&T’s receipt of sufficient information about the Entity acquiring Control for AT&T to choose to exercise its termination rights described in Section 20.4(a).

(c)	Any permitted assignee or successor in interest under this Section 20.4 shall agree in writing to be bound by the terms and conditions of this Agreement.

(d)	Regardless of AT&T’s consent or refusal to consent to an assignment under this Section 20.4, Amdocs, or its successor in interest, shall continue to perform under the terms of the Agreement until such time as the Agreement terminates or expires.
20.5	Termination Upon AT&T Mergers and Acquisitions.

In the event that, in a single transaction or series of transactions, AT&T acquires or is acquired by any other Entity (by stock sale, asset sale or otherwise) or merges with any other Entity that performs for itself or receives from another party services substantially similar to the Services supporting software functionally similar to the Applications, then, at any time within twelve (12) months after the last to occur of such events, AT&T may at its option terminate this Agreement by giving Amdocs at least ninety (90) days’ prior notice and designating a date upon which such termination shall be effective. Amdocs shall be entitled to Termination Charges in connection with a termination on this basis that is [**] that would be applicable if such termination were a termination under Section 20.3; provided that in the event of any such a termination prior to May 17, 2009, the Termination Charge will be calculated as if such date were May 17, 2009.

20.6	Termination Upon Extraordinary Event.

If, notwithstanding ninety (90) days of good faith negotiation by AT&T, AT&T and Amdocs do not agree as contemplated by Section 11.6(b), AT&T may at its option terminate this Agreement by giving Amdocs at least ninety (90) days prior notice and designating a date upon which such termination shall be effective. Amdocs shall be entitled to Termination Charges upon termination pursuant to this Section 20.6.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
20.7	Insolvency.
(a)	Right to Terminate. In the event that any Party (a) files for bankruptcy, (b) becomes or is declared insolvent, or is the subject of any proceedings related to its liquidation, insolvency or the appointment of a receiver or similar officer for it, (c) makes an assignment for the benefit of all or substantially all of its creditors or (d) enters into an agreement for the composition, extension, or readjustment of substantially all of its obligations, then the other Party may terminate this Agreement as of a date specified in a termination notice; provided, however, that Amdocs will not have the right to exercise such termination under this Section 20.7 so long as AT&T pays for the Services to be received hereunder in advance on a month-to-month basis. If any Party elects to terminate this Agreement due to the insolvency of the other Party, such termination will be deemed to be a termination for cause hereunder.

(b)	Section 365(n). Notwithstanding any other provision of this Agreement to the contrary, in the event that Amdocs becomes a debtor under the Bankruptcy Code and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a “Bankruptcy Rejection”), (i) any and all of the licensee and sublicensee rights of AT&T arising under or otherwise set forth in this Agreement, including the rights of AT&T referred to in Section Error! Reference source not found., shall be deemed fully retained by and vested in AT&T as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which Amdocs is the debtor; (ii) AT&T shall have all of the rights afforded to non-debtor licensees and sublicensees under Section 365(n) of the Bankruptcy Code; and (iii) to the extent any rights of AT&T under this Agreement which arise after the termination or expiration of this Agreement are determined by a bankruptcy court to not be “intellectual property rights” for purposes of Section 365(n), all of such rights shall remain vested in and fully retained by AT&T after any Bankruptcy Rejection as though this Agreement were terminated or expired. AT&T shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement, including any of the rights of AT&T referenced in Section Error! Reference source not found..

(c)	AT&T Rights Upon Amdocs’ Bankruptcy. In the event of Amdocs’ bankruptcy or of the filing of any petition under the federal bankruptcy laws affecting the rights of Amdocs which is not stayed or dismissed within thirty (30)
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
days of filing, in addition to the other rights and remedies set forth herein, to the maximum extent permitted by Law, AT&T will have the immediate right to retain and take possession for safekeeping all AT&T Data, AT&T Proprietary Information, AT&T licensed Third Party Software, AT&T owned Equipment, AT&T owned Materials, AT&T owned Developed Materials, and all other Software, Equipment, Systems or Materials to which AT&T is or would be entitled during the term of this Agreement or upon the expiration or termination of this Agreement. Amdocs shall cooperate fully with AT&T and assist AT&T in identifying and taking possession of the items listed in the preceding sentence. AT&T will have the right to hold such AT&T Data, Proprietary Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate court officer can provide adequate assurances and evidence to AT&T that they will be protected from sale, release, inspection, publication or inclusion in any publicly accessible record, document, material or filing. Amdocs and AT&T agree that without this material provision, AT&T would not have entered into this Agreement or provided any right to the possession or use of AT&T Data, AT&T Proprietary Information or AT&T Software covered by this Agreement.

(d)	Rights To Assume In Bankruptcy. In the event of commencement of bankruptcy proceedings by or against AT&T or an Eligible Recipient, such Entity or its trustee in bankruptcy shall be entitled to assume the licenses granted to such Entity under or pursuant to this Agreement and shall be entitled to retain all of such Entity’s rights thereunder.
20.8	Partial Termination.
(a)	Termination by Service. Without limiting any other right of AT&T hereunder, if AT&T is entitled to terminate this Agreement or any Services, AT&T shall have the right to terminate this Agreement, in whole or in part, with respect to one or more Services or with respect to the amount or volume of any Services, and in the event of any partial termination the Charges payable hereunder shall be equitably adjusted to reflect those terminated Services, amounts or volumes.
(b)	Termination of Services for Material Breach. In determining whether AT&T is entitled to terminate one or more Service(s) for cause pursuant to Section 20.1(a), the materiality of a breach by Amdocs shall be measured with respect only to those Service(s) to be terminated by AT&T.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
20.9	Equitable Remedies.

Amdocs acknowledges that, in the event it breaches (or attempts or threatens to breach) its obligation to provide Termination Assistance Services as provided in Section 4.3, its obligation respecting continued performance in accordance with Section 19.3, or its obligation to provide access to computers or files containing AT&T Data in accordance with Section 13.5, AT&T will be irreparably harmed. In such a circumstance, AT&T may proceed directly to court for purposes of obtaining equitable relief. If a court of competent jurisdiction should find that Amdocs has breached (or attempted or threatened to breach) any such obligations, Amdocs agrees that without any additional findings of irreparable injury or other conditions to injunctive relief, it shall not oppose the entry of an appropriate order compelling performance by Amdocs and restraining it from any further breaches (or attempted or threatened breaches).

21.	GENERAL.

21.1	Binding Nature and Assignment.
(a)	Binding Nature. This Agreement will be binding on the Parties and their respective successors and permitted assigns.
(b)	Assignment. Neither Party may, or will have the power to, assign this Agreement without the prior written consent of the other, except in the following circumstances:
(i)	Either Party may assign its rights and obligations under this Agreement, without the approval of the other Party, to an Affiliate of the assigning Party that is based and incorporated in the United States and that has the necessary capability, standing, resources and solvency as reasonably determined by the non-assigning Party to perform the Agreement and which expressly assumes such Party’s obligations and responsibilities hereunder and is not a direct competitor of the other Party; provided, that the assigning Party shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. Any Party assigning its rights or obligations to an Affiliate in accordance with this Agreement shall, within one (1) business day after such assignment, provide notice thereof to the other Party together with a copy of any relevant provisions of the assignment document.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
(ii)	Amdocs may assign its rights and obligations under this Agreement, only with the express written consent of AT&T, to an Affiliate of Amdocs that is not based and incorporated in the United States and that has the necessary capability, standing, resources, reputation, governance, authorization, jurisdiction, location and solvency, as reasonably determined by AT&T, to perform the Agreement and which expressly assumes Amdocs’ obligations and responsibilities hereunder and is not a direct competitor of AT&T; provided, that Amdocs shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. In the event that Amdocs takes steps to assign its rights or obligations to an Affiliate in accordance with this Agreement, Amdocs shall provide notice thereof to AT&T together with a copy of any relevant provisions of the assignment document and the relevant consent request. To the extent that the Affiliate of Amdocs to which assignment is proposed meets the standards described above, as reasonably determined and evaluated in good faith by AT&T, which shall be entitled to take into account jurisdiction of the proposed assignee, including enforceability of rights and obligations, legal status of the proposed assignee, regulatory, enforcement and legal climate of the jurisdiction and other reasonable factors relevant to the provision of services to AT&T by a foreign entity, AT&T shall not unreasonably withhold such consent.

(iii)	AT&T may assign its rights and obligations under this Agreement to an Entity acquiring, directly or indirectly, Control of AT&T, an Entity into which AT&T is merged, or an Entity acquiring all or substantially all of AT&T’s assets, without the approval of Amdocs. The acquirer or surviving Entity shall agree in writing to be bound by the terms and conditions of this Agreement.

(iv)	Notwithstanding the foregoing, AT&T shall have the right to terminate this Agreement for cause in accordance with Section 20.1(a) if Amdocs makes any such assignment under this Agreement within one (1) year of the Effective Date.

(v)	Nothing in this Section 21.1(b) limits AT&T’s termination rights pursuant to Section 20.4.
(c)	Impermissible Assignment. Any attempted assignment that does not comply
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
with the terms of this Section 21.1 shall be null and void.
21.2	Entire Agreement; Amendment.

This Agreement, including any Schedules and Exhibits referred to herein and attached hereto, each of which is incorporated herein for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth herein. This Agreement supersedes all prior agreements, representations, warranties, promises, covenants, commitments or undertaking, whether written or oral, with respect to the subject matter contained in this Agreement. No amendment, modification, change, waiver or discharge hereof shall be valid unless in writing and signed by an authorized representative of the Party against which such amendment, modification, change, waiver or discharge is sought to be enforced.

21.3	Notices.
(a)	Any notice, notification, request, demand or determination provided by a Party pursuant to Section 4.3 Termination Assistance Services, Section 6.12 Notice of Default, Section 7.6 Notice of Default, Section 10.2 Savings Clause, Section 11.6(d) Extraordinary Events, Section 13.4(d) Loss of Proprietary Information, Section 17.5 Indemnification Procedures, Section 18.2(i) Force Majeure, Section 19.1 Informal Dispute Resolution, Section 20 Termination and Section 21.1 Binding Nature and Assignment shall be in writing and shall be delivered in hard copy using one of the following methods: and shall be deemed delivered upon receipt: (i) by hand, (ii) by an express courier with a reliable system for tracking delivery, or (iii) by registered or certified mail, return receipt requested, postage prepaid. Unless otherwise agreed, the forgoing notices shall be delivered as follows:

In the case of AT&T:

AT&T Services, Inc. Attention: Senior Contract Manager Room 3A22 1101 Greenwood Blvd Lake Mary, Florida 32746
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
With a copy to:

AT&T Services, Inc. Attention: General Attorney and Assistant General Counsel Room 3120 208 S. Akard Street Dallas, TX 75202

In the case of Amdocs:

Amdocs, Inc. Attention: Division President 1390 Timberlake Manor Parkway Chesterfield, MO 63017

With a copy to:

Amdocs, Inc. Attention: Office of General Counsel Harborside Financial Center Plaza 5, Suite 2700 Jersey City, NJ 07311

(b)	All notices, notifications, requests, demands or determinations required or provided pursuant to this Agreement, other than those specified in Section 21.3(a), may be sent in hard copy in the manner specified in Section 21.3(a), or by e-mail transmission (where receipt is acknowledged by the recipient) or facsimile transmission (with acknowledgment of receipt from the recipient’s facsimile machine) to the addresses set forth below:

In the case of AT&T:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
AT&T Services, Inc. Attention: Senior Contract Manager Room 3A22 1101 Greenwood Blvd. Lake Mary, Florida 32746

In the case of Amdocs:

Amdocs, Inc. Attention: Division President 1390 Timberlake Manor Parkway Chesterfield, MO 63017

(c)	A Party may from time to time change its address or designee for notification purposes by giving the other prior notice of the new address or designee and the date upon which it shall become effective.
21.4	Counterparts.

This Agreement may be executed in several counterparts, all of which taken together shall constitute one single agreement between the Parties hereto.

21.5	Headings.

The article and section headings and the table of contents used herein are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

21.6	Relationship of Parties.

Amdocs, in furnishing services to AT&T hereunder, is acting as an independent contractor, and Amdocs has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Amdocs under this Agreement. Amdocs is not an agent of AT&T and has no right, power or authority, expressly or impliedly, to represent or bind AT&T as to any matters, except as expressly authorized in this Agreement.

21.7	Severability.

In the event that any provision of this Agreement conflicts with the law under which this
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

21.8	Consents and Approval.

Except where expressly provided as being at the sole discretion of a Party, where agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld. An approval or consent given by a Party under this Agreement shall not relieve the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent.

21.9	Waiver of Default; Cumulative Remedies.
(a)	Waiver of Default. A delay or omission by either Party hereto to exercise any right or power under this Agreement shall not be construed to be a waiver thereof. A waiver by either of the Parties hereto of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant herein contained. All waivers must be in writing and signed by the Party waiving its rights.
(b)	Cumulative Remedies. All remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise.
21.10	Survival.

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement (including Section 4.3, Section 5, Section 13, Section Error! Reference source not found., Section 17, Section 18, Section 18.3(d)(i) and Section 20) shall survive any termination or expiration of this Agreement and continue in full force and effect. Additionally, all provisions of this Agreement will survive the expiration or termination of this Agreement
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
to the fullest extent necessary to give the Parties the full benefit of the bargain expressed herein.

21.11	Publicity.

Neither Party shall use the other Party’s or its Affiliates’ names or any language, pictures, trademarks, service marks or symbols which could, in the other Party’s judgment, imply such Party’s or its Affiliates’ identity or endorsement by the other Party, its Affiliates or any of its employees in any (i) written, electronic or oral advertising or presentation or (ii) brochure, newsletter, book, electronic database or other written matter of whatever nature, without the other Party’s prior written consent (which hereafter shall be collectively referred to as “Publicity Matters”). Each Party shall submit to the other Party for written approval, prior to publication, all Publicity Matters that mention or display a Party’s or its Affiliates’ names, trademarks or service marks, or that contain any symbols, pictures or language from which a connection to said names or marks may be inferred or implied.

21.12	Third Party Beneficiaries.

Except as expressly provided herein, this Agreement is entered into solely between, and may be enforced only by, AT&T and Amdocs. This Agreement shall not be deemed to create any rights or causes of action in or on behalf of any third parties, including employees, suppliers and customers of a Party, or to create any obligations of a Party to any such third parties.

21.13	Order of Precedence.

In the event of a conflict, this Agreement shall take precedence over the Schedules attached hereto, and the Schedules shall take precedence over any attached Exhibits.

21.14	Hiring of Employees.
(a)	Solicitation and Hiring. Except as expressly set forth herein, during the term of this Agreement and for a period of [**] months thereafter, Amdocs will not solicit for employment directly or indirectly, nor employ, any employees of AT&T or an Eligible Recipient without the prior approval of AT&T. Except as expressly set forth in this Agreement in connection with the expiration or termination of this Agreement, during the term of this Agreement and for a period of [**] months thereafter, AT&T will not solicit for employment directly or indirectly, nor employ, any employee of Amdocs involved in the performance of Amdocs’
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
obligations under this Agreement [**]. In each case, the prohibition on solicitation and hiring shall extend [**] months after the termination of the employee’s employment or, in the case of Amdocs Personnel, the cessation of his or her involvement in the performance of Services under this Agreement. This provision shall not operate or be construed to prevent or limit any employee’s right to practice his or her profession or to utilize his or her skills for another employer or to restrict any employee’s freedom of movement or association.

(b)	Publications. Neither the publication of classified advertisements in newspapers, periodicals, Internet bulletin boards, or other publications of general availability or circulation nor the consideration and hiring of persons responding to such advertisements shall be deemed a breach of this Section 21.14, unless the advertisement and solicitation is undertaken as a means to circumvent or conceal a violation of this provision and/or the hiring party acts with knowledge of this hiring prohibition.
21.15	Further Assurances.

Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

21.16	No Liens.

Amdocs will not file, or by its action or inaction permit, any mechanics or materialman’s liens to be filed on or against property or realty of AT&T or any Eligible Recipient. In the event that any such Liens arise as a result of Amdocs’ action or inaction, Amdocs will obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within ten (10) business days.

21.17	Covenant of Good Faith.

Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

21.18	Reservation of Licenses and Rights.

Licenses, rights and interests granted under this Agreement shall be interpreted to include only those rights expressly granted under this Agreement and licenses, rights and
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
interests not expressly granted under this Agreement are reserved.

21.19	Acknowledgment.

The Parties each acknowledge that the terms and conditions of this Agreement have been the subject of active and complete negotiations, and that such terms and conditions should not be construed in favor of or against any Party by reason of the extent to which any Party or its professional advisors participated in the preparation of this Agreement

[Signature Page Follows]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Original signatures transmitted and received via facsimile or other electronic transmission of a scanned document, (e.g., .pdf or similar format) are true and valid signatures for all purposes hereunder and shall bind the parties to the same extent as that of an original signature. This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute only one document.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized representatives as of the date set forth below.

Amdocs, Inc.			AT&T Services, Inc.

By:	/s/ Thomas C. Drury	By:	/s/ Tim Harden
Name:	Thomas C. Drury	Name:	Tim Harden
Title:	President	Title:	President — Supply Chain & Fleet Operations

Date:	12-29-09	Date:	12/29/09
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule A Software
Schedule A            Software
This is Schedule A of the Further Amended and Restated Information Technology Services Agreement No.20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0 Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:
Schedule A.a: Software (Acme) — listing the Acme Applications (including Acme SE)
Schedule A.b: Software (Replica) — listing the Replica Applications (including Replica SE)
Schedule A.c: Software (Diamond) listing the Replica Applications
Schedule A.d: Software (Zebra) listing the Zebra Applications
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule A.a — Software
(Acme)

Limited Service
Notation — reference to
number indicates
excluded Service (see
Schedule D, Part 6): (1)
					Acme SE			Software Configuration
				Schedule A	Applications			Management; (2)
				modifications:	(designated by			Solution/Design
				“C” = Change	“X”) - “A”			Consultant (Architect);
				“A” = Add “V”	Designates	Master		(3) SCM currently handled
Application	MOTS ID	MOTS APP		Validated	Accenture	Application	Low Priority	by Amdocs will transition	Apps.	Apps.com
Name	Number	Acronym	Brief Description	as SE	Application	List (MAL)	Applications	to AT&T 12/19/08.	com ID	Acronym

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 21 pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule A.b Software (Replica)

Limited Service
Notation — reference to
number indicates
excluded Service (see
					“X” Designates			Schedule D, Part 6): (1)
					SE Application			Software Configuration
					“A” Designates			Management; (2)
				Schedule A	Accenture			Solution/Design
				modifications:	Application “I”			Consultant (Architect);
				“C” = Change	Designates ISLD			(3) SCM currently
				“A” = Add	Application “F”	Master		handled by Amdocs
Application	MOTS ID	MOTS APP		“V” Validated	Designates	Application	Low Priority	will transition to	Apps.	Apps.com
Name	Number	Acronym	Brief Description	as SE	Fujitsu	List (MAL)	Applications	AT&T 12/19/08.	com ID	Acronym

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 148 pages were omitted.[**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule A.c Software (Diamond)
Schedule A.c
Software (Diamond)
This is Schedule A.c of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and in the IT industr

Limited Service
Notation — reference to
number indicates
excluded Service (see
					“X” Designates		Schedule D, Part 6): (1)
					SE Application		Software Configuration
				Schedule A	“A” Designates		Management; (2)
				modifications:	Accenture		Solution/Design
				“C” = Change	Application “I”		Consultant (Architect);
				“A” = Add	Designates ISLD		(3) SCM currently
				“V#” Validated	Application “F”		handled by Amdocs
Application	MOTS ID	MOTS APP		as SE with	Designates	Low Priority	will transition to	Apps.	Apps.com
Name	Number	Acronym	Brief Description	Amdocs Wave	Fujitsu	Applications	AT&T 12/19/08.	com ID	Acronym

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 2 pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule A.a — Software
(Acme)
20070413.019.A.007
Schedule A Retired Apps

Limited Service
Notation — reference to
number indicates
excluded Service (see
Schedule D, Part 6): (1)
Software Configuration
					Acme SE		Management; (2)
					Applications		Solution/Design
					(designated by		Consultant (Architect);
				Schedule A	“X”) - “A”		(3) SCM currently
				modifications:	Designates	Master	handled by Amdocs
Application	MOTS ID	MOTS APP		“C” = Change	Accenture	Application	will transition to	Apps.	Apps.com	Retired
Name	Number	Acronym	Brief Description	“A” = Add	Application	List (MAL)	AT&T 12/19/08.	com ID	Acronym	Date

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution except by written agreement.

Limited Service
Notation — reference to
number indicates
				Schedule A				excluded Service (see
				modifications: “C” =	“X” Designates			Schedule D, Part 6): (1)
				Change “A” = Add	SE Application			Software Configuration
				“V#” Validated	“A” Designates	Master		Management; (2)
Application	MOTS ID	MOTS APP		as SE with	Accenture	Application	SE Application	Solution/Design	Apps.	Apps.com	Retired
Name	Number	Acronym	Brief Description	Amdocs Wave	Application	List (MAL)	Retirement Date	Consultant (Architect)	com ID	Acronym	Date

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 60 pages were omitted. [**]

Execution Form
Agreement Number: 20070413.019.A.001
Schedule A.b Software (Replica)

Limited Service
Notation — reference to
number indicates
excluded Service (see
					“X” Designates		Schedule D, Part 6): (1)
					SE Application		Software Configuration
				Schedule A	“A” Designates		Management; (2)
				modifications:	Accenture		Solution/Design
				“C” = Change	Application “I”		Consultant (Architect);
				“A” = Add	Designates ISLD		(3) SCM currently
				“V#” Validated	Application “F”		handled by Amdocs
Application	MOTS ID	MOTS APP		as SE with	Designates	SE Application	will transition to	Apps.	Apps.com
Name	Number	Acronym	Brief Description	Amdocs Wave	Fujitsu	Retirement Date	AT&T 12/19/08.	com ID	Acronym

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 1 page was omitted. [**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 7 pages were omitted. [**]

Agreement Number: 20070413.019.A.007
Schedule A.a — Software
(Acme)

Limited Service
Notation — reference
to number
indicates excluded
Service
(see Schedule D, Part 6):
(1) Software Configuration
				SE		Management;
				Applications		(2) Solution/Design
				(designated		Consultant (Architect);
				by “X”) “A”		(3) SCM currently handled
				Designates		by Amdocs will
Application	MOTS ID	MOTS APP		Accenture	Low Priority	transition to	Apps.com	Apps.com
Name	Number	Acronym	Brief Description	Application	Applications	AT&T 12/19/08.	ID	Acronym

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 23 pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule B — Designated Amdocs Personnel
Schedule B
Designated Amdocs Personnel
This is Schedule B of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
In accordance with Section 8.3 of the Agreement, the following are the Designated Amdocs Personnel positions. Amdocs Personnel assigned to such positions shall be retained in such position for the specified committed period. Those Amdocs Personnel designated below are approved for such positions, as of the applicable Effective Date. “TBD” Amdocs Personnel shall be approved by AT&T in accordance with Section 8.3 of the Agreement. AT&T may designate up to 5 additional Designated Amdocs Personnel positions.

Position	Amdocs Personnel	Committed Period	Level of Effort	Location
Amdocs Account Executive	[**]	[**]	[**]	[**]
Amdocs Contract Manager	[**]	[**]	[**]	[**]
Amdocs Account Manager (Acme Services)	[**]	[**]	[**]	[**]
Amdocs Account Managers (Replica Services)	[**]	[**]	[**]	[**]
Amdocs Account Managers (Zebra Services)	[**]	[**]	[**]	[**]
Amdocs Transition Manager (Acme Services)	[**]	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule B — Designated Amdocs Personnel

Position	Amdocs Personnel	Committed Period	Level of Effort	Location
Amdocs Transition Managers (Replica Services)	[**]	[**]	[**]	[**]
Amdocs Transition Manager (Zebra Services)	[**]	[**]	[**]	[**]
Amdocs Architecture Manager (Acme Services)	[**]	[**]	[**]	[**]
Amdocs Architecture Manager (Replica Services)	[**]	[**]	[**]	[**]
Amdocs Architecture Manager (Zebra Services)	[**]	[**]	[**]	[**]
Amdocs Service Delivery Manger(s) (Acme Services)	[**]	[**]	[**]	[**]
Amdocs Service Delivery Manager(s) (Replica Services)	[**]	[**]	[**]	[**]
Amdocs Service Delivery Manger(s) (Zebra Services)	[**]	[**]	[**]	[**]
Amdocs Resourcing Manger (Acme Services)	[**]	[**]	[**]	[**]
Amdocs Resourcing Managers (Replica Services	[**]	[**]	[**]	[**]
Amdocs Resourcing Manager (Zebra Services	[**]	[**]	[**]	[**]
Amdocs Service Control Manager (Acme Services)	[**]	[**]	[**]	[**]
Amdocs Service Control Manager (Replica Services)	[**]	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule B — Designated Amdocs Personnel

Position	Amdocs Personnel	Committed Period	Level of Effort	Location
Amdocs Service Control Manager (Zebra Services)	[**]	[**]	[**]	[**]
Amdocs Finance Manager (Acme Services)	[**]	[**]	[**]	[**]
Amdocs Finance Manager (Replica Services)	[**]	[**]	[**]	[**]
Amdocs Finance Manager Zebra Services)	[**]	[**]	[**]	[**]
Amdocs Human Resources Director (Acme Services)	[**]	[**]	[**]	[**]
Amdocs Human Resources Director (Replica Services)	[**]	[**]	[**]	[**]
Amdocs Human Resources Director (Zebra Services)	[**]	[**]	[**]	[**]

[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement No. 20070413.019.A.007
Schedule C — Third Party Contracts and Subcontractors
Schedule C
THIRD PARTY CONTRACTS AND SUBCONTRACTORS
This is Schedule C of Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0 Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:
Schedule C.a:	Third Party Contracts (including Managed Third Parties) (Acme)

Schedule C.b:	Third Party Contracts (including Managed Third Parties) (Replica)

Schedule C.c:	Third Party Contracts (including Managed Third Parties) (Diamond)

Schedule C.1:	Subcontractors Transition Requirements (Acme and Replica)

Schedule C.2.a:	Subcontractors and Managed Third Parties (Acme)

Schedule C.2.b:	Subcontractors and Managed Third Parties (Replica)

Schedule C.2.c:	Subcontractors and Managed Third Parties (Diamond)

Schedule C.2.d:	Subcontractors and Managed Third Parties (Zebra)
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

Agreement Number: 20070413.019.A.007
Schedule C.a — Third Party Contracts (Acme)
Schedule C.a
Third Party Contracts (Acme)
This is Schedule C of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1. Assignment of Third Party Contracts
AT&T shall assign to Amdocs the following Third Party Contracts in accordance with Section 6.7 of the Agreement:

AT&T Agreement
Supplier Name	Number	Project Name	Services
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
2. Managed Third Parties
The following constitute Managed Third Parties pursuant to Section 6.11 of the Agreement:
Fully Managed Third Parties.

	Functional Service	Re-Sourcing	[**] or included in
Fully Managed Third Party	Area	Responsibility	Charges

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.a — Third Party Contracts (Acme)
General Managed Third Parties.

	Functional Service	Re-Sourcing	[**] or included in
General Managed Third Party	Area	Responsibility	Charges
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.b — Third Party Contracts (Replica)
Schedule C.b
Third Party Contracts (Replica)
This is Schedule C.b of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agrement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
[Note: This version of Schedule C.b will be verified and structured into two categories—Time and Material contracts and Fixed Bid contracts. Continuing research and verification will provide the input necessary to reorder this Schedule C.b into the proper format.]
1. Assignment of Third Party ContractsTime and Materials Contractors
AT&T intends to assign to Amdocs the following Third Party Contracts (in whole or in part — based upon the identified personnel or Application associated with each such Third Party Contract) in accordance with Section 6.7 of the Agreement:

AT&T Agreement
Supplier Name	Number	Project Name	Services
[**]			[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.b — Third Party Contracts (Replica)

AT&T Agreement
Supplier Name	Number	Project Name	Services
[**]	[**]		[**]
[**]	[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]

AT&T Agreement
Supplier Name	Number	Project Name	Services
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.b — Third Party Contracts (Replica)

AT&T Agreement
Supplier Name	Number	Project Name	Services
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
Grand Total of Third Party Contract personnel (approximate): [**].
2. Managed Third Parties
To the extent any of the Third Party Contracts identified in Section 1 above shall not be assigned to Amdocs as contemplated in Section 6.7 of the Agreement, the Parties will appropriately include such Third Party Contract as a General Managed Third Party or Fully Managed Third Party and designate such Third Party Contract in the appropriate table below:
The following constitute Managed Third Parties pursuant to Section 6.11 of the Agreement:
General Managed Third Party.

	Functional Service	Re-Sourcing	[**] or included in
General Managed Third Party	Area	Responsibility	Charges

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.b — Third Party Contracts (Replica)
Fully Managed Third Party.

	Functional Service	Re-Sourcing	[**] or included in
Fully Managed Third Party	Area	Responsibility	Charges

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.c — Third Party Contracts (Diamond)
Schedule C.c
Third Party Contracts (Diamond)
This is Schedule C.c of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agrement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
[Note: This version of Schedule C.c will be verified and structured into two categories—Time and Material contracts and Fixed Bid contracts. Continuing research and verification will provide the input necessary to reorder this Schedule C.c into the proper format.]
1. Assignment of Third Party Contracts Time and Materials Contractors
AT&T intends to assign to Amdocs the following Third Party Contracts (in whole or in part — based upon the identified personnel or Application associated with each such Third Party Contract) in accordance with Section 6.7 of the Agreement:

AT&T Agreement
Supplier Name	Number	Project Name	Services
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]
[**]	[**]		[**]

*	AT&T shall pay no termination or wind down fees.
Grand Total of Third Party Contract personnel (approximate): [**]
2. Managed Third Parties
To the extent any of the Third Party Contracts identified in Section 1 above shall not be assigned to Amdocs as contemplated in Section 6.7 of the Agreement, the Parties will appropriately
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.c — Third Party Contracts (Diamond)
include such Third Party Contract as a General Managed Third Party or Fully Managed Third Party and designate such Third Party Contract in the appropriate table below:
The following constitute Managed Third Parties pursuant to Section 6.11 of the Agreement:
General Managed Third Party.

	Functional Service	Re-Sourcing	[**] or included in
General Managed Third Party	Area	Responsibility	Charges

Fully Managed Third Party.

	Functional Service	Re-Sourcing	[**] or included in
Fully Managed Third Party	Area	Responsibility	Charges

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.d — Third Party Contracts (Zebra)
Schedule C.d
Third Party Contracts (Zebra)
This is Schedule C.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
As of the FARA Effective Date, this Schedule C.d may not contain all the Third Party Contracts related to the Zebra Services. Within 30 days from the FARA Effective Date AT&T will identify any changes and additional Third Party Contracts to be included therein and then the Parties will amend the Schedule accordingly.
1. Assignment of Third Party Contracts Time and Materials Contractors
AT&T intends to assign to Amdocs the following Third Party Contracts (in whole or in part — based upon the identified personnel or Application associated with each such Third Party Contract) in accordance with Section 6.7 of the Agreement. AT&T shall pay no termination or wind down fees associated with the following Third Party Contracts.
To the extent AT&T is contractually permitted, AT&T will provide Amdocs with a redacted copy of each contract listed below no later than [**] days following the FARA Effective Date.

AT&T Agreement
Supplier Name	Number	Project Name	Services
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
Grand Total of Third Party Contract personnel (approximate): [**]
2. Managed Third Parties
To the extent any of the Third Party Contracts identified in Section 1 above shall not be assigned to Amdocs as contemplated in Section 6.7 of the Agreement, the Parties will appropriately include such Third Party Contract as a General Managed Third Party or Fully Managed Third Party and designate such Third Party Contract in the appropriate table below:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.d — Third Party Contracts (Zebra)
The following constitute Managed Third Parties pursuant to Section 6.11 of the Agreement:
General Managed Third Party.

	Functional Service	Re-Sourcing	[**] or included in
General Managed Third Party	Area	Responsibility	Charges

Fully Managed Third Party.

	Functional Service	Re-Sourcing	[**] or included in
Fully Managed Third Party	Area	Responsibility	Charges

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.1 — Subcontractors Transition Requirements
Schedule C.1
Subcontractors Requirements
This is Schedule C.1 of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.	The following requirements are in addition to the obligations of Amdocs, Amdocs Personnel and Subcontractors described in the Agreement. As more fully described in the Agreement, Amdocs, Amdocs Personnel and any Subcontractors shall at all times comply with all provisions of the Agreement and Amdocs will be fully responsible and liable for all acts, omissions and Services performed by any of Amdocs Personnel, including any Subcontractor, subject to the provisions of Section 10.2 of the Agreement.

2.	Any future Subcontractors engaged by Amdocs shall be required to be in compliance with Law in accordance with Section 15.9 of the Agreement.

3.	During the performance of Services, Amdocs and the Subcontractors shall adhere to AT&T Rules and AT&T work rules and policies, including but not limited to those specified in the AT&T Code of Business Conduct.

4.	If any part of Amdocs’ Services are dependent upon services performed by Subcontractors or any parties other than Amdocs Personnel, Amdocs shall inspect and promptly report to AT&T any defect that renders such other work unsuitable for Amdocs’ proper performance, provided that such report shall not alter Amdocs’ obligation to perform the Services in accordance with the Agreement. No Services shall be performed by any Subcontractor, company, individual or any other Entity that does not satisfy the requirements of Section 15.9(i) of the Agreement, other applicable Law or export control regulations. If a Subcontractor is to perform Services outside of the US, Amdocs will perform, at its own expense, all necessary export control verification required under the Agreement and as otherwise reasonably necessary to verify compliance with all applicable Law, including export control regulations.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.2 — Subcontractors
Schedule C.2.A
Subcontractors
This is Schedule C.2 of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the“Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

Entity is a Wholly-
	owned Subsidiary of	Jurisdiction of	Services to be
Legal Name of Entity	Amdocs LTD? (*)	Incorporation	performed
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]

(*)	Directly or indirectly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.2.b — Subcontractors (Replica)
Schedule C.2.b (Replica)
Subcontractors
This is Schedule C.2 of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

Entity is a Wholly-
	owned Subsidiary of	Jurisdiction of	Services to be
Legal Name of Entity	Amdocs LTD? (*)	Incorporation	performed
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]

(*)	Directly or indirectly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule C.2.c — Subcontractors (Diamond)
Schedule C.2.c (Diamond)
Subcontractors
This is Schedule C.2 of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

Entity is a Wholly-
	owned Subsidiary of	Jurisdiction of	Services to be
Legal Name of Entity	Amdocs LTD? (*)	Incorporation	performed
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]

(*)	Directly or indirectly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.
RESTRICTED — PROPRIETARY INFORMATION

Agreement Number: 20070413.019.A.007
Schedule C.2.d — Subcontractors (Zebra)
Schedule C.2.d (ZEBRA)
Subcontractors
This is Schedule C.2.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

Entity is a Wholly-
	owned Subsidiary of	Jurisdiction of	Services to be
Legal Name of Entity	Amdocs LTD? (*)	Incorporation	performed
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]

(*)	Directly or indirectly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.
RESTRICTED — PROPRIETARY INFORMATION

Agreement No. 20070413.019.A.007
Schedule D — Statement of Work
Schedule D
STATEMENT OF WORK
This is Schedule D of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0 Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:

Schedule D Part 1:	ADM Services (Acme, Replica and Diamond)

Schedule D Part 2:	General Services (Acme, Replica and Diamond)

Schedule D Part 3:	Lightspeed Knowledge (Acme, Replica and Diamond)

Schedule D Part 4:	Governance

Schedule D Part 5:	Policy and Procedures Manual

Schedule D.1:	Financial and Operational Responsibility Matrix

Schedule D.2:	Reserved

Schedule D.3:	AT&T Rules
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
SCHEDULE D (part 1)
Application Development and Maintenance Services
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services

1.0	Introduction		1

2.0	Development and Maintenance Management		3
	2.1	Work Categorization	3
	2.2	Project Management	3
	2.3	Project List	5
	2.4	Project Status Tracking	6
	2.5	Documentation	6
	2.6	Release Control	7
	2.7	Source Code Security	8
	2.8	Data Interfaces	9
	2.9	Existing or New Application Software Integration	9
	2.10	End User Support	10
	2.11	Logical Database Administration and Development Support	11
	2.12	Long Range Planning Support	13

3.0	Help Desk Support		14
	3.1	Level 2 and 3 Support	14
	3.2	Problem Support	15

4.0	Methodologies, Standards and Architecture		16
	4.1	Methodologies, Tools, and Practices	16
	4.2	Standards	17
	4.3	Architecture	17

5.0	Quality Assurance		17

6.0	Productivity		18

7.0	Initial Evaluation ([**] PHASE 1)		19

8.0	Requirements & funding Phase and Design, Development & pre-production Test Phase ([**] PhaseS 2 and 3)		20

9.0	Design, Development & pre-production Test Phase and Install & Production REadiness Test Phase ([**] PhaseS 3 and 4)		21
	9.1	Third Party Support	22
	9.2	PRODUCTION SUPPORT SERVICES	23
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

i

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services

	9.3	OTHER SUPPORT	24
	9.4	RAPID DEPLOYMENT SUPPORT	24

10.0	Testing Services		25
	10.1	Testing	25
	10.2	End User Acceptance and Weekend Deployment Production Testing	26
	10.3	CLEC Testing	27

11.0	Install & Production REadiness Test Phase and Controlled Introduction Phase ([**] phases 4 and 5)		27
	11.1	Training End Users	29

12.0	Maintenance and Support Services		29
	12.1	Resources	29
	12.2	Error Correction and Problem Management	30
		Error Correction	30
		Problem Management	31
		Problem Management Communication and Notification	33
		Problem Management Escalation	34
	12.3	Preventive Maintenance	35
	12.4	Support of IP version 6 Activities	35
	12.5	System Optimization	36
	12.6	Changes in Law	37
	12.7	Regulatory, Legal and Accounting Support	38
	12.8	Production Control and Scheduling	38
	12.9	Operations Support	38

13.0	Time Reporting		39

14.0	Low Priority Applications (“LPA”)		40
	14.1	Low Priority Application Process	41
	14.2	Low Priority Application — Gateway Criteria	43
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

ii

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
Schedule D, Part 1
Application Development and Maintenance Services
This is Part 1 to Schedule D of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”).
1.0	INTRODUCTION
Subject to Schedule D, Part 6 of the Agreement, as of the Commencement Date, Amdocs will provide Application Development and Maintenance (“ADM”) Services described in this Schedule for all Application Software. As of the Commencement Date, AT&T will provide to Amdocs appropriate logical access to the Systems, Equipment or Software needed by Amdocs to perform its assigned responsibilities.
Both Parties agree that the Application Software in the AT&T portfolio will change over time, including changes to existing Application Software, retirement of existing Application Software, development and implementation of new Application Software and the integration of Third Party Software and tools.
Definitions. Terms used herein with initial capital letters and not otherwise defined shall have the respective meanings set forth in the Agreement. Any capitalized term not defined herein or in the Agreement has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services. The following terms have the meanings specified below:
1.	“AT&T Project Management” means the AT&T personnel who facilitate, approve, monitor and manage Work Requests and Projects on behalf of AT&T.

2.	“Basic Maintenance” means the subset of Maintenance and Support Services as described in Section 14.1 (7) performed with regard to Low Priority Applications.

3.	“Development (Services)” means the specific Services, functions and responsibilities required for performing the software development life cycle (i.e., [**]) for new Application Software and solutions that do not constitute Maintenance and Support Services under the Agreement. Also included is work associated with portfolio and non-portfolio projects, Rapid Deployment Opportunity and Rapid Deployment Implementation, as defined below and in Section 9.4.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
4.	“Low Priority Application” means an Application designated by AT&T as Low Priority based on the Gateway Criteria specified in Section 14.2 and, subject to the process described in Section 14.1, that is transitioned by Amdocs into the Low Priority status.

5.	“Maintenance and Support (Services)” means the specific ongoing Services, functions and responsibilities required to support the Applications and meet the Application Maintenance Service Levels. Examples of such Services include [**]. Amdocs’ performance of Maintenance and Support Services is subject to Section 15.9 of the Agreement. The Parties acknowledge that portions of Business Continuity and Disaster Recovery support (see Section 6.0 of Schedule D, Part 2) and portions of support for government mandates involve Maintenance and Support Services.

6.	“Project” means a discrete unit of non-recurring work that is not an inherent, necessary or customary part of the day-to-day Maintenance and Support Services, and is not required to be performed by Amdocs to meet the existing Service Levels (other than Service Levels related to Project performance). A Project may consist of or include [**] Projects are initiated [**] in response to End Users’ “Work Requests”.

7.	“Rapid Deployment Opportunity” means the identification of a Service request as repeatable and susceptible to the application of a rapid deployment template under the [**] rapid deployment process, including the first time development of the applicable rapid deployment template and supporting Application changes as well as the revision of existing request functionality or expansion of scope to new Applications and regions.

8.	“Rapid Deployment Implementation” means the recurring utilization of established rapid deployment templates in a manner consistent with the [**] rapid deployment process in lieu of establishing a new Project.

9.	“Supplemental Maintenance” means the subset of Maintenance and Support Services as described in Section 14.1 (7) that may be performed with regard to Low Priority Applications as requested by AT&T.

10.	Unless otherwise stipulated, any reference to “Effective Date” and “Commencement Date” in this Schedule D, Part 1 shall be deemed reference to the applicable Effective Date and Commencement Date for the particular Service (e.g., Acme Services, Replica Services, Zebra Services or Diamond Services) which is the subject of the reference, as such terms are defined in Schedule G.a (for Acme Services) and Schedule G.b (for
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
Replica Services) and Schedule G.c (for Diamond Services) and Schedule G.d (for Zebra Services).
2.0	DEVELOPMENT AND MAINTENANCE MANAGEMENT

2.1	Work Categorization
Work categorized as Maintenance and Support Services shall be included as part of the Application Maintenance Charge (“AMC”) per Schedule I. Work categorized as Development Services shall be included as part of the Application Development Charge (“ADC”) per Schedule I. If either Party disagrees with the Work Categorization made by AT&T, the Parties will discuss the issues and if necessary escalate under Schedule D, Part 4.
2.2	Project Management
AT&T will provide Project and/or Program Management services for Projects as designated by AT&T. Amdocs’ responsibilities with respect to supporting AT&T’s Project Management process include the following, all of which must be performed in conformance with [**].
1.	Amdocs will follow AT&T’s approved Project Management process for all Projects (i.e., whether Maintenance and Support or Development) (currently [**]) unless Amdocs receives advance written consent from AT&T to utilize a different Software Development Life Cycle (“SDLC”) methodology (e.g., phases, steps, deliverables, approvals, signoffs, milestones, etc.). In addition, Amdocs shall comply with [**]-approved ‘local practices’ of which AT&T has notified Amdocs.
1.1	Prior to using a different methodology, Amdocs will [**].
2.	Upon receipt of an AT&T-approved Work Request form ([**]) for Development or Maintenance and Support Services, Amdocs Personnel will participate in consultation meetings, coordinated by AT&T Project Management, with the Work Request originator and provide the following for AT&T’s approval:
2.1	A Project proposal including the Project approach, timelines (including milestones) and other information [**];

2.2	With respect to Development Projects, a level of effort ([**]) for the design, development, testing, implementation and/or required training for such Project.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
2.3	Amdocs will include an estimate of ongoing operations and support resource requirements for which AT&T is financially responsible and the estimated impact (if any) on the [**] resulting from the implementation as determined in accordance with Schedule I.

2.4	Amdocs will use AT&T’s approved estimation tools ([**]) to define deliverables and estimates for each Project, including a description of the detail that will be included in the Work Request estimates returned to the Project originator.

2.5	Amdocs shall perform a Project in accordance with the [**] approval process.

2.6	At AT&T Project Management’s request, Amdocs will work with clients and other resources to make sure their deliverables and resources are appropriately included in the Project plan.

2.7	Amdocs will report Project time expended by Amdocs Personnel to appropriate work activity codes in Amdocs’ time reporting system (currently [**]). The work activity codes will be structured to mirror the AT&T Project Management (“PMT”) structure and by work item within each PMT. All time must be reported in accordance with the procedures set forth in the Policy and Procedures Manual.
3.	Amdocs will provide input to AT&T Project Management for Project plans (including milestones, dependencies and appropriate deliverables).

4.	Amdocs Personnel will participate in client or AT&T Project Manager-led business requirements meetings, as appropriate.

5.	Amdocs Personnel will create functional requirements, non-functional requirements, requirements traceability matrix, business requirements in some instances, high-level designs, detailed designs, and tests and deployment plans using AT&T-approved Project Management processes and tools.

6.	Amdocs Personnel will identify and notify AT&T Project Management through Change Management Procedures ([**]) when changes in business requirements or technical requirements are required during Project development or testing.

7.	Amdocs will utilize AT&T-approved Application Software development lifecycle methodologies and supporting tools (e.g., use of Quality Center, PRISM, AOTS, etc.).

8.	Amdocs will utilize consistent methodologies and tools throughout ADM organizations to plan, monitor and control Projects throughout the development lifecycle.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
9.	Amdocs will provide supporting information for AT&T’s Program Office and Project Management process by:
9.1	Reserved.

9.2	Communicating development status and jeopardies (See 2.4 (4) below) to AT&T Project Managers.

9.3	Providing Project scorecard inputs to the AT&T Program Office and/or AT&T Project Management (e.g., [**]).

9.4	Recommending, maintaining and updating a priority list of Amdocs’ work activities and Projects.

9.5	Developing, maintaining and updating Project schedules on infrastructure Projects, or providing Project schedule updates to Project Managers on all other Projects.

9.6.	Developing cost estimates for Projects.

9.7	Supporting AT&T’s Virtual Project Manager Office (“VPMO”) and Architecture Assurance Screen processes if required to obtain incremental data center resources for the Project.

9.8	Monitoring and reporting progress against baseline plans, and instituting corrective action when results vary from baseline plans.

9.9	Participating in Project status update meetings according to the Project plan.

9.10	Providing necessary resources for Application Software support and Projects.

9.11	Assessing technology risks.
10.	Amdocs will perform Application Software status reporting on a regular basis as specified in Schedule Q.

11.	Amdocs will follow the aforementioned procedures unless otherwise notified by AT&T.
2.3	Project List
The list of the Projects as of the applicable date is described in Schedule K. This Project list, in various formats, is maintained by the AT&T Project Management team and utilized throughout the Project lifecycle. The list of Projects is dynamic, and Schedule K shall be deemed to include
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
Project changes (additions, deletions, and modifications) made by AT&T Project Management [**] in the ordinary course of business.
With respect to completing ongoing Projects and as requested by AT&T, Amdocs will:
1.	[**].

2.	[**].

3.	After the Commencement Date, Amdocs and AT&T Project Management will establish regular meetings to:
3.1	Review AT&T Project Management Project lists additions, deletions and changes.

3.2	Establish Project releases as provided in Section 2.3 (2) above.

3.3	Package and commit Projects for a scheduled release according to published commitment milestone dates on all AT&T Release Schedules. Some projects will need to be addressed by the appeal process or escalations.
2.4	Project Status Tracking
With respect to Project status tracking, Amdocs will:
1.	Receive, monitor and report status on Projects to AT&T Project Management or Project requestor (when Project Management support is not required).

2.	Estimate time and costs for Work Requests/Projects.

3.	Provide input to Deliverable Change Requests (“DCRs”).

4.	Identify and promptly communicate to AT&T Project Management any problem that could result in delayed or incomplete deliverables (i.e., “jeopardies”).

5.	Conduct walk-through reviews of all deliverables.
2.5	Documentation
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project. Amdocs will:
1.	Document all Project lifecycle deliverables and Application Software developed or modified by Amdocs [**]. Such documentation will be provided to AT&T according to the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
2.	Develop and maintain all documentation on Application Software and the Services. [**]. The level of documentation provided by or for AT&T prior to the Commencement Date will be maintained by Amdocs for all Applications.

3.	Provide support, advice and assistance to End Users consistent with current documentation.

4.	Provide on-line user help functional content in partnership with AT&T and provide technical/navigational on-line help.

5.	Identify and document runtime improvements.

6.	Create and update programming documentation, reference manuals and Sarbanes-Oxley Controls documentation.

7.	Maintain a current copy of source code and associated documentation on servers located on AT&T’s facilities, consistent and in compliance with AT&T business practices.

8.	Use current AT&T standard documentation rules and storage and source control tools.
2.6	Release Control
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will:
1.	Perform all functions required to maintain the Application Software development environments.

2.	Unless otherwise approved by AT&T, maintain all Third Party Software products at the release levels and currency as specified in the Agreement and Schedule E. Any Software not specified in that schedule will [**].

3.	Perform all Application Software modifications, testing, validation and acceptance testing needed to maintain the aforementioned degree of currency.

4.	Assume full responsibility for release packaging and Project commitments for the Application Software.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
5.	Follow AT&T’s service delivery and release management processes in accordance with the existing AT&T business planning, work authorization, and release management processes.

6.	Support AT&T’s process for priority setting, planning and scheduling of releases.

7.	Monitor the release schedule and report all schedule exceptions to AT&T as required by the release management process.

8.	Provide the necessary upstream and downstream interfaces during the development, testing and implementation phases.

9.	Distribute and deploy releases; Amdocs will adhere to the AT&T-defined level of approval authority required for production deployment.

10.	Maintain source code, version control and related documentation utilizing AT&T-approved Third-Party Software.

11.	Perform virus scanning and eradication on new and modified Application Software.
2.7	Source Code Security
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will:
1.	Utilize source control Software approved by AT&T.

2.	Comply with all authorized security requests and password change requests associated with Application Software code and executable modules on all data or information requests.

3.	Monitor and restrict access to source code and data while providing AT&T with unrestricted read access to all such source code at all times in the production and acceptance test environments.

4.	Comply with ad hoc requests or reports and annual audit with respect to Laws.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
5.	Perform data/source code security audits and report test results.

6.	Report any security violations.
2.8	Data Interfaces
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will:
1.	Provide all interfaces to new and existing Systems including Application Software which is Third Party Software; End User computing Systems; temporary or transitional interfaces between Systems; and data conversions as necessary to integrate Systems.

2.	Provide and document interfaces on Application Software which is Third Party Software. Amdocs will maintain the current level of documentation.

3.	Provide and document interfaces on developed Application Software.

4.	Provide temporary or transitional interfaces between Systems.

5.	Provide data conversions as required by Projects.

6.	Adhere to Strategic Decisions, AT&T Rules and AT&T-approved technology and data standards.

7.	Obtain interface design from AT&T, including the data model.
2.9	Existing or New Application Software Integration
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
Amdocs will:
1.	Support the integration of existing and new Application Software with Amdocs, AT&T or other Application Software which is Third Party Software.

2.	Establish and maintain effective relationships with all applicable Third Party Software providers.

3.	Evaluate compatibility, benefits and risks, and advise AT&T of such evaluations.

4.	Execute processes and procedures for System integration testing.

5.	Integrate new or modified Application Software in testing procedures.

6.	Keep informed of, and be compliant with, Strategic Decisions, AT&T Rules and AT&T’s internal standards, as communicated to Amdocs by AT&T in accordance with the Agreement.

7.	Resolve compatibility issues associated with the Applications.

8.	Track compatibility issues resolution.

9.	[**]

10.	Localize Application Software as required to conform to local time, language, currency, numeric punctuation, etc.

11.	Ensure compatibility with current End User computing Applications.

12.	Provide expertise, training, benefits/risks and advisory Services to AT&T on new and existing Application Software.
2.10	End User Support
Amdocs’ work effort expended against activities in this section will be considered Maintenance and Support.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
Amdocs will:
1.	Provide support, advice and assistance to End Users for all Applications through direct interaction and through the AT&T-approved help desk and problem management processes in collaboration with IT and Project Management personnel.

2.	Provide Application Software defect management support to End Users, which will include investigating and resolving problems; providing technical support and advice; supporting Application Software installations; answering user queries; and attending outage calls [**] when required.

3.	Identify and report to AT&T opportunities that may increase End User satisfaction and decrease problems/trouble reports.

4.	[**].

5.	Balance End User satisfaction versus development and support productivity in responding to End Users and reporting on possible training needs, but in all cases performing in accordance with the Service Levels.

6.	Provide Application Software consulting services as requested through the “Consultation Request” and “Impact Assessment” processes as specified in the Policy and Procedures Manual.

7.	Provide support for inquiries from Eligible Recipients or AT&T Third Party Contractors with approval from AT&T.
2.11	Logical Database Administration and Development Support
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will provide the following Application DBA support in non-production environments:
1.	Provide ITO assistance for logical database support for deployed Applications, and for the support of ADM functions.

2.	Specify recovery procedures for each new Application Software database.

3.	Analyze database design and its impact on specific Application Software modules by developing data models, using a common toolset and central repository, and translating
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
logical models into physical designs so that the data model will meet performance requirements. [**].

4.	Identify and evaluate design considerations.

5.	Propose database changes.

6.	Establish and maintain development and test databases, and support production databases. [**].

7.	Analyze database activity, perform Application Software database access tuning. Monitor database sizes and advise AT&T of actions necessary to ensure continuous operations.

8.	Coordinate with AT&T to provide design consistency across Application Software and to identify data redundancies.

9.	Implement new transactions in existing databases.

10.	Participate in the development and maintenance of AT&T data standards and definitions.

11.	[**].
Additional functions an Application Database Administration (ADBA) in-scope person would perform:
For the in-scope Applications, the in-scope DBAs and Sr. DBAs will:
•	Work with developers and technical architects to design, build and enhance databases on a project-by-project basis to meet the needs of the business, including developing scripts and related application development as needed

•	Be responsible for database tuning and performance analysis, maintaining the integrity of the databases, and performing capacity planning tasks; for identifying, designing and implementing performance improvements in response to business needs

•	Participate in the planning, design, and development of database ETL (extraction, transformation and loading) routines and data mining projects that impact their databases

•	Participate in the setup, development, test and training environments, deploy CRs and defect hotfixes, perform database backups and maintenance activities
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
•	Participate with other IT organizations in the ongoing management of the infrastructure that supports the database, and in the planning and implementation of maintenance-related upgrades to database software, hardware and database management tools

2.12	Long Range Planning Support
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
With respect to long range planning, Amdocs will:
1.	Upon AT&T’s request, participate in AT&T’s business planning meetings to review business plans and recommend appropriate Projects to support plan execution.

2.	[**].

3.	Assist in the preparation of proposals and plans for Projects as requested by AT&T, or as appropriate based on providing the Services.

4.	Assist in projecting future volume, technology, and geographic changes that could impact AT&T’s Systems and technical architecture.

5.	Identify candidates and requirements for the deployment of new technology or automation of tasks associated with the Services and/or AT&T business processes.

6.	Proactively submit proposals regarding new technology and automation to AT&T for its review and approval.

7.	Proactively identify opportunities to automate manual tasks associated with the Maintenance and Support and Development Services.

8.	Support AT&T in the discussion and presentation of potential new technology product and service offerings to the AT&T Governance Team.

9.	[**].

10.	Proactively identify strategies and approaches for future IT delivery that Amdocs believes will provide AT&T with competitive advantages and may result in increased efficiency, performance, or cost savings.

11.	Help AT&T to identify the Projects to be performed and defining high-level schedules and cost benefit analysis.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
12.	Maintain appropriate levels of industry knowledge in AT&T’s business in order to provide support and recommendation of Projects. [**].

13.	Provide input regarding the Equipment and Software architecture and standards, and participate in continuously keeping AT&T’s technical architecture current.

14.	[**].
3.0	HELP DESK SUPPORT
Amdocs’ work effort expended against activities in this Section 3 will be considered Maintenance and Support.
Prior to the Commencement Date, AT&T provided some Level 1 (transitional CGI related support), some Level 2 and mostly Level 3 support and interfaces with external Help Desks providing Level 2 assistance. AT&T defines support levels as follows:
“Level 1 Support” personnel provide the entry point for inquiries or problem reports from End Users. If Level 1 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 2 Support for resolution.

“Level 2 Support” serves as a consolidation point for inquiries and problems between Level 1 Support and Level 3 Support. If Level 2 Support personnel cannot resolve the inquiry or problem, the inquiry or problem is directed to the Level 3 Support for resolution.

“Level 3 Support” is defined as the performance of activities necessary to respond to and resolve inquiries or reported problems that can not be resolved by Level 1 Support or Level 2 Support. Inquiries or problems are usually reported by a Level 1 Support or Level 2 Support, but may be initiated directly to Level 3 Support by End Users or third party service providers.
3.1	Level 2 and 3 Support
Amdocs will:
1.	[**].

2.	[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
3.	Advise the Level 1 Support or Level 2 Support of the estimated time required resolving the problem after being notified. This resolution time will be consistent with AT&T’s required problem resolution guidelines defined in Schedule F.

4.	Provide support, advice and assistance to End Users in a manner consistent with AT&T’s practices for the Application Software prior to the Commencement Date and non-programming activities in direct support of End Users.

5.	Provide status updates during problem resolution as defined in AT&T’s problem resolution standards via the AT&T problem management system.

6.	[**].

7.	[**].
3.2	Problem Support
Amdocs will:
1.	Advise Level 1 Support or Level 2 Support as to the time Amdocs requires to respond to problems or inquiries at the time of notification. This resolution time will be consistent with AT&T’s required problem resolution guidelines in Schedule F.

2.	Repair Application Software code correcting any problems or defects.

3.	Devise short-term workarounds to contain the problem’s impact.

4.	[**].

5.	[**].

6.	Participate in monthly abend reduction initiative reviews including performance of Root Cause Analyses on the abends. The purpose of these reviews is to identify appropriate prevention and improvement initiatives.

7.	Provide the Root Causes Analysis and preventive action to AT&T in accordance with Section 7.3 of the Agreement.

8.	[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
9.	Create temporary diagnostic versions of Software modules to identify and isolate problems.

10.	Create and deliver production Software patches following AT&T’s established emergency release approval process.

11.	Work and cooperate with other third party suppliers, as necessary, to resolve problems.

12.	Work and cooperate with interfacing Application Software owners, as necessary, to resolve problems.
4.0	METHODOLOGIES, STANDARDS AND ARCHITECTURE
Amdocs’ work effort expended against the activities in this Section 4 will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
4.1	Methodologies, Tools, and Practices
As covered in Section 2.1, Amdocs will utilize AT&T’s approved Project Management methodologies, tools and practices. Additional Amdocs procedures must be in compliance with AT&T’s CMMi, [**] and quality initiative approaches and such other processes as AT&T may implement in the future. Further information on such methodologies can be found at the website:
http://IT UP.it.att.com/ittools/itmap/resources/cfm/IT UP/1_index.cfm
Amdocs will:
1.	Create methods, processes and procedures.

2.	Coordinate implementation of methods, processes and procedures.

3.	Utilize source control tools.

4.	Install and monitor Project planning tools and methods.

5.	Identify and document change requirements.

6.	Conduct walk-through, peer reviews of all Project deliverables.

7.	Verify conformance to requirements and programming standards.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
4.2	Standards
Amdocs will:
1.	Conform to AT&T Rules and Strategic Decisions.

2.	Conform to AT&T’s user and machine interface standards (e.g., Graphic End User Interface, Electronic Data Interchange, and Internet Protocol) for all Development and Maintenance and Support activities.

3.	Support and communicate standards.

4.	Understand, evaluate and advise AT&T of the impact of standards on third party agreements.

5.	Develop processes and procedures to meet standards.

6.	Ensure compliance with AT&T’s enterprise architecture.

7.	[**].

8.	For those Applications through or with which AT&T provides business services to CLECs, [**].
4.3	Architecture
Amdocs will:
1.	Review, comply with and, at AT&T’s request, participate in the development of AT&T’s architecture and design guidelines.

2.	Select and apply appropriate Application Software architecture designs.

3.	Adhere to audit compliance with design guidelines.
5.0	QUALITY ASSURANCE
Amdocs’ work effort expended against the activities in this Section 5 will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
[**]. Amdocs will:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
1.	Utilize the [**] quality assurance processes and procedures for the delivery of ADM Services meeting quality standards.

2.	Ensure compliance with AT&T quality assurance procedures.

3.	Maintain Application Software quality consistent with AT&T quality standards.

4.	Identify best practices and inform AT&T of results.

5.	Set baselines for quality measurement in all ADM environments.

6.	Implement and manage AT&T-approved quality assurance processes and procedures for the delivery of ADM Services, including processes to measure effort, size, schedule and quality.

7.	Perform quality assurance reviews following release deployment, and providing AT&T with the results of the reviews.

8.	Participate in AT&T’s Project-level quality assurance reviews following release deployment.

9.	Participate in SQA [**] audits and meet applicable Service Levels.

10.	[**].

11.	Conduct customer satisfaction surveys, at AT&T’s request, in accordance with Schedule P, and track and report the results of these surveys on a periodic basis.

12.	[**].
6.0	PRODUCTIVITY
Amdocs’ work effort expended for this activity will be considered Maintenance and Support, unless required to complete a Development Project and such activity is approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will measure and report baseline and expected productivity improvements in accordance with Schedules F and Q.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
7.0	INITIAL EVALUATION ([**] PHASE 1)
Amdocs’ work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development at the Project’s inception.
Amdocs will:
1.	Propose Project solution and design alternatives.

2.	Provide AT&T with requested cost estimate information needed to determine return on investment and cost/benefit justification or support a T&C(0) estimate for a particular Project.

3.	[**].

4.	Develop System prototypes as agreed upon between Amdocs and AT&T.

5.	Provide solution estimates.

6.	At AT&T’s request, perform a “make versus reuse versus buy” analysis for the Application Software development Project.

7.	Perform a Project risk analysis.

8.	Develop an initial Project plan (including milestones, dependencies and appropriate deliverables defined in [**]) for Application Software development infrastructure Projects. This Project plan will be created when the project is initiated.

9.	Use [**] Impact Assessment (“IA”) (or replacement thereof) and T&C Estimate documents to define the deliverables and estimates for each Project, including a description of the detail that will be included in the associated Project plan.

10.	Comply with the Work Request approval process to obtain AT&T’s concurrence with the scope of content/deliverables specified in the [**] IA.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
8.0	REQUIREMENTS & FUNDING PHASE AND DESIGN, DEVELOPMENT & PRE-PRODUCTION TEST PHASE ([**] PHASES 2 AND 3)
Amdocs’ work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development at the Project’s inception.
Amdocs will:
1.	Transform business needs into functional and non-functional requirements across all stakeholders.

2.	Analyze the Business Requirements, Application Software objectives and environment.

3.	Track and monitor requirements traceability to project deliverables throughout the life cycle of the Project.

4.	Identify requirements by engaging and working with the Application Software stakeholders.

5.	Develop and document Application Software-related technical requirements using AT&T’s approved Project Management ([**]) templates.

6.	Participate in technical requirement walkthroughs as requested by AT&T Project Management.

7.	Create T&C(1) (as defined in [**]) estimates using AT&T’s approved tools.

8.	Coordinate with AT&T Project Management to schedule Projects for development and target for release deployment.

9.	Perform technical analysis activities for Application Software development.

10.	Develop an initial training plan for the Application Software being developed.

11.	Integrate quality management; improve productivity and operation; and support management into the Application Software development plans.

12.	Define data requirements for the Application Software under development.

13.	Utilize AT&T’s approved development environment and tools.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
14.	Ensure that all Application Software development and maintenance uses technology consistent with AT&T’s approved architecture and standards.

15.	Work with the AT&T Governance Team and/or AT&T Project Management to ensure that the necessary infrastructure is in place to support the Application Software requirements.

16.	Conduct planning, analysis and progress reviews with the AT&T Governance Team and/or AT&T Project Management.

17.	Provide inputs to AT&T for Project status reporting as requested.

18.	Follow these Project planning and analysis guidelines unless otherwise notified by AT&T of additional Project plan activity.
9.0	DESIGN, DEVELOPMENT & PRE-PRODUCTION TEST PHASE AND INSTALL & PRODUCTION READINESS TEST PHASE ([**] PHASES 3 AND 4)
Amdocs’ work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development at the Project’s inception.
Amdocs will:
1.	Create Application Software detailed designs utilizing AT&T’s approved tools.

2.	Develop work and resource plans.

3.	Monitor development resource priorities and resolve conflicting resource priorities.

4.	Construct Software, including user interfaces, conversion and data interface Software, and databases.

5.	Perform Application Software change management (“SCM”) control.

6.	Adhere to AT&T’s approved Application Software development methodologies and programming standards.

7.	Perform peer reviews and code walkthroughs.

8.	Acquire approval of deliverables.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
9.	Perform quality assurance reviews on Application Software developed, implemented or maintained.

10.	Revise initial Application Software Project plans, quality assurance plans, test plans and deployment plans, as needed.

11.	Develop Application Software system level and acceptance test cases.

12.	Test and validate all Amdocs-developed or modified Application Software.

13.	Coordinate deployment and Application Software acceptance.

14.	Review, test and install Third Party Software upgrades.

15.	Monitor, track and report status.

16.	Provide input to issues lists.

17.	Develop and conduct required End User training, as defined in Section 11.1.

18.	[**].

19.	Notify the AT&T Governance Team and AT&T Project Management of any potential impact due to changes in the Application Software portfolio.
9.1	Third Party Support
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will:
1.	Provide Third Party Software developers with infrastructure requirements and guidelines for support, standards and methodology.

2.	Conduct quality assurance reviews of Third Party Software developers’ software for compliance with Strategic Decisions, AT&T Rules and AT&T’s standards and methodology.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
3.	Conduct integration testing and assist Third Party Software developers with interface testing.

4.	Provide Third Party Software developers with integration standards and guidelines for implementation.

5.	Review and coordinate implementation of Third Party Software developers’ software.

6.	Accept Third Party Software developers’ Software in accordance with AT&T’s requirements for production sign-off, deficiency report and acceptance for maintenance.
9.2	PRODUCTION SUPPORT SERVICES
Amdocs’ work effort expended against the activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and any such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will:
1.	Develop all installation documents.

2.	Coordinate assembly of new production components.

3.	Migrate Software to Test and Production systems.

4.	Ensure compliance with [**] standards.

5.	Maintain appropriate proficiency in migration tools.

6.	Troubleshoot migration problems.

7.	Continuously monitor online Applications.

8.	Provide corrective actions to keep orders and bills flowing, trouble-shoot outages/problem orders and conduct recovery activities for both orders and billing problems.

9.	Control ‘segregation of duties’ access to datasets and Applications.

10.	Participate in audit information gathering, and provide information as appropriate.

11.	Maintain the Application recovery manual.

12.	Conduct test recoveries and off hours network connectivity tests, troubleshoot outages/problem orders and conduct recovery activities.

13.	[**].

14.	[**].

15.	[**].

16.	[**].

17.	[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
18.	[**].
9.3	OTHER SUPPORT
Amdocs’ work effort expended against activities in this Section will be considered Maintenance and Support, unless required to complete a Development Project and any such activities are approved by AT&T and included in the approved Project plan for a particular Development Project.
Amdocs will:
1.	Perform activities that support all online Applications for up times and processing.

2.	Perform activities that support Application batch processing including producing required reports and interface files.

3.	[**].

4.	[**].

5.	[**].
9.4	RAPID DEPLOYMENT SUPPORT
Amdocs’ work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development at the Project’s inception.
Amdocs will utilize the Rapid Deployment process of [**] and:
•	Be responsible for Application Development and Maintenance of tools/programs (included in Schedule A) that support Rapid Deployment creation and implementation.

•	Perform activities to support the achievement of the RD Implementation target associated with the Applications.

•	Support AT&T’s goal(s) to increase and maximize the number of Rapid Deployment Opportunities.

•	Support Application changes in connection with Rapid Deployment Opportunities.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
10.0	TESTING SERVICES

10.1	Testing
Amdocs’ work effort expended against activities in this section will be allocated to specific Projects, or allocated across several Projects when the testing is intended to benefit more than one Project. Amdocs Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with Schedule I.
Amdocs will:
1.	Provide test services for AT&T’s Application Software developed or modified by Amdocs prior to introducing and releasing the changes into the AT&T production environment. Test services will use AT&T standard tools and processes.

2.	Provide support for testing the interfaces between the project Lightspeed applications and the in-scope Applications.

3.	[**]

4.	Interface with the centralized test team in support of Applications as required.

5.	Establish Equipment and Application Software testing configurations as required.

6.	Develop and maintain test data and repositories.

7.	[**].

8.	Develop performance, volume, parallel, end to end, and integration test plans and schedules as required by the specific Projects.

9.	Coordinate LAN/WAN connectivity testing.

10.	Verify compliance with AT&T’s testing specifications and requirements.

11.	Complete all required testing documentation.

12.	Record, validate and report test results.

13.	Conduct walkthroughs of test plans and results.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
14.	Correct, track and report defects.

15.	Monitor and review production defects in order to improve test models over time (e.g., lessons learned, production defect forensics, etc.)

16.	Allocate Supplier Personnel testing time to the applicable Development or Maintenance and Support Project, or allocate such time across several Projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, Volume, Parallel, Integration, Regression, and End-to-End testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release.
10.2	End User Acceptance and Weekend Deployment Production Testing
Amdocs’ work effort expended against activities in this section will be allocated to specific Projects, or allocated across several Projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with Schedule I.
Amdocs will:
1.	Develop test plans and conduct post-production testing and validation as appropriate.

2.	Perform user acceptance testing support Services and weekend deployment production testing for AT&T’s Application Software developed or modified by Amdocs.

3.	Assist AT&T’s personnel in developing user acceptance test plans and acceptance criteria.

4.	Implement a matrix of End User and design requirements to test cycles and scripts.

5.	[**].

6.	[**].

7.	Record and report user acceptance testing results.

8.	Coordinate and manage user acceptance testing activities.

9.	Review and obtain approval of user acceptance testing results from End Users.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
10.	[**].
10.3	CLEC Testing
Amdocs’ work effort expended against activities in this section will be allocated to specific Projects, or allocated across several projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with Schedule I.
For those Applications through or with which AT&T provides business services to CLECs, Amdocs will:
1.	[**].

2.	[**].

3.	[**].

4.	[**].
11.0	INSTALL & PRODUCTION READINESS TEST PHASE AND CONTROLLED INTRODUCTION PHASE ([**] PHASES 4 AND 5)
Amdocs’ work effort expended against activities in this section will be allocated to specific Projects, or allocated across several Projects when the testing is intended to benefit more than one Project. Supplier Personnel performing System, volume, parallel, integration, regression, and end-to-end testing may proportionally allocate their time to all Development and Maintenance and Support Projects within a system release in accordance with Schedule I.
Amdocs will:
1.	Assume responsibility for deploying all Application Software developed or modified by Amdocs in a manner that minimizes disruption to AT&T’s business environment in compliance with AT&T’s CMMi approach and the Change Management Procedures.

2.	Identify potential deployment conflicts and coordinate resolution with appropriate parties.

3.	Coordinate with System owners and deployment managers.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
4.	Develop deployment and transition strategies and plans. [**].

5.	Develop data migration strategies and plans.

6.	Develop a contingency plan for each deployment that will include, where appropriate, back-out procedures, notification and escalation lists, work-around plans, affected resources, and risk assessments.

7.	Develop and report business risk and impact analysis.

8.	Develop and report technical risk and impact analysis.

9.	Ensure that Amdocs developed or modified Application Software moved into production complies with Strategic Decisions, AT&T Rules and AT&T’s architecture standards and strategy.

10.	Coordinate and monitor installation activities.

11.	Conduct pre-deployment readiness reviews.

12.	Coordinate the deployment of System software per the deployment plan.

13.	Schedule deployment dates.

14.	Provide input to definition and control of production schedules.

15.	Perform deployment testing and report test results.

16.	Prepare documentation and, as appropriate, orientation training for infrastructure personnel, Help Desk personnel and any other pertinent personnel delivering services to the End User.

17.	[**].

18.	[**].

19.	Provide support for the deployment of Application Software as outlined in the deployment plan (e.g., planning, testing, data migration, monitoring and problem resolution).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
20.	Coordinate deployment and promotion (i.e., moving from test to production) of Application Software with End Users, Data Center production control and scheduling organizations.

21.	Migrate data.

22.	Conduct post-deployment analysis to assess Application Software effectiveness, cost, usability and End User satisfaction.

23.	Conduct post-deployment technical analysis, documenting lessons learned, and recommendations for implementing continuous improvement.

24.	Inform AT&T when any AT&T-selected Application Software which is Third Party Software does not comply with Strategic Decisions and AT&T architecture standards and strategy.

25.	Define and document the data backup and restoration requirements for the Disaster Recovery plan for new deployments.
11.1	Training End Users
Amdocs’ work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development at the Project’s inception.
Amdocs will:
1.	[**].

2.	For Diamond Services, provide the training team with necessary release documentation.
12.0	MAINTENANCE AND SUPPORT SERVICES
Amdocs’ work effort expended against activities in Section 12 will be considered Maintenance and Support except to the extent constituting Project work as so categorized by AT&T as Development at the Project’s inception (e.g., error correction during the [**] warranty period for enhancing projects (during which correction hours are coded to Development pursuant to the [**] methodology)).
12.1	Resources
Amdocs will perform Maintenance and Support Services including:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
1.	Provide Supplier Personnel to perform Maintenance and Support Services who are productive and well trained, and meet the delivery projections and Service Levels in support of the Application Software, as such Application Software may be changed, supplemented or replaced during the Term.

2.	[**].
12.2	Error Correction and Problem Management
Error Correction
Amdocs will:
1.	Provide impact analysis and initial classification of Application problems and communicate them to AT&T (e.g., Ordering and Wholesale Solutions, Customer Care, Billing Retail Solutions, Internet Systems and Long Distance Solutions, and Lightspeed Ancillary Services areas).

2.	Resolve or otherwise coordinate resolution of Application problems, including those requiring database, code or operational modifications.

3.	Take responsibility for Amdocs maintained Application Software:
3.1	Identifying Software and database problems.

3.2	Notifying the applicable third party supplier.

3.3	Arranging for the corrections to be made.

3.4	Coordinating the corrections.

3.5	Testing the corrections.

3.6	Scheduling the installation of the corrections into production and minimizing off releases.

3.7	Promoting the change to production, as applicable.
4.	Report problems in accordance with AT&T’s problem management process.

5.	Perform Root Cause Analysis for problems defined as Severity Level 1 or Severity Level 2, and providing the analysis to AT&T personnel.

6.	Update user, System, and operations documentation as necessary.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
7.	Assume ownership of all Application-related crises (e.g., recurring Severity Level 1 issues, outages, database corruption, malicious code or incursion, service order recoveries, and other major Application related problems) management and resolution, as directed by AT&T (i.e., notify AT&T of crisis if aware, monitor, escalate, resolve, etc.).

8.	Participate in post-mortem reviews for error corrections.

9.	Provide emergency support in order to:
9.1	Prevent production abnormal program terminations.

9.2	Correct errors or invalid data.

9.3	Rectify any other problems that may occur associated with Application Software and databases (“fix when broken”). This includes taking any action necessary to reinstate both the Application Software and the Services to AT&T, including coordination with operations to restart or amend production schedules.
10.	Work closely with appropriate AT&T personnel and AT&T Third Party Contractors to ensure appropriate progress reporting and effective production problem resolution.

11.	Continuously perform trend analyses on the volume and nature of defects in order to identify areas for potential improvement and recommend such improvements for implementation and implement (whether through Maintenance and Support Services or Development Services, as applicable), subject to appropriate AT&T approval. Provide reports as outlined in Schedule Q.

12.	Perform error correction activities based on the severity of the problem as required to comply with the Service Levels and as indicated below:
12.1	[**].

12.2	[**].

12.3	Adhere to AT&T Standards for defect management for all Severity Levels (CWD&WD Defect Management Severity Level Agreement & Fix Date Time Descriptions).
Problem Management
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
Amdocs will:
1.	Track and manage all problems and requests arising in the Services using AT&T-approved problem management tools.

2.	Resolve problems and requests arising from or related to the Services, including making any changes necessary to provide the Services and meeting all required Service Levels, in accordance with Change Management Procedures, provided that Amdocs may make temporary emergency changes as provided in Section 9.6 of the Agreement.

3.	Emphasize the elimination or quick resolution of problems and requests; maintain clear accountability; meet End User expectations; and meet specified Service Levels.

4.	Perform proactive and reactive troubleshooting to effectively identify and resolve problems and requests.

5.	Employ procedures for proactive monitoring, logging, tracking, escalation, review, and reporting, both historical and predictive, for all problems and requests.

6.	Comply with AT&T’s “Enterprise Defect Management” process that facilitates effective coordination across functions, locations, regions, and other vendors providing services to AT&T consistent with the AT&T IT quality policy.

7.	Implement a process that establishes end-to-end responsibility and ownership of each problem and request to a single Amdocs support person, thus minimizing redundant contacts with AT&T. Ownership of the problem or request will be driven by the End User’s needs and will minimize transfers to multiple parties.

8.	Categorize and document the relative importance of each problem and request according to Severity.

9.	Monitor, control and manage each problem and request arising from or relating to the Services until it is corrected or resolved, and an End User confirms such resolution and completeness via access to the AT&T problem management system.

10.	To the extent a problem or request does not arise from or relate to the Services, quickly refer such problem or request to the appropriate entity for resolution, including remaining responsible for the status of that problem or request until it is corrected or resolved and AT&T confirms such resolution and completeness.

11.	Engage and manage third party vendors as necessary to localize and resolve problems and requests associated with the Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
12.	Coordinate problem and request tracking efforts and notification to AT&T through the AT&T problem management system, and other third party vendors; and maintain regular communications between all parties until resolution.

13.	Continuously perform trend analyses on the volume and nature of problems and requests in order to identify areas for improvement and reporting on the trend analyses and improvements to AT&T on at least a quarterly basis and providing defect metrics as defined and requested by AT&T.

14.	Implement measures to avoid unnecessary reoccurrence of problems and requests.

15.	Perform Root Cause Analysis and event correlation for all problems and requests; identifying and documenting preventive measures; and making recommendations to fix root causes.

16.	Fix problems to the root cause.

17.	Utilize AT&T’s problem management system and enhancing processes to proactively perform Problem Management.
Problem Management Communication and Notification
Amdocs will:
1.	Maintain communications and provide reports to AT&T and third party vendors from the time a problem or request is identified through resolution and, as necessary, through any follow-up communication and work required post-resolution.

2.	Provide prompt notification to AT&T of System outages on Systems involving an Application, and otherwise provide AT&T with regular and timely progress updates that clearly indicate the nature of the problem or request, the estimated time to completion, and potential short-term alternatives, and assist with quantifying the financial and customer impact.

3.	Communicate the status of Severity Level 1 and Severity Level 2 problems or requests on at least a daily basis, or more frequently as requested by AT&T.

4.	Track and report any backlog of unresolved Severity Level 1 and Severity Level 2 defects or requests on at least a daily basis, or more frequently as requested by AT&T.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
5.	If Amdocs believes that a problem or request cannot be resolved, communicate the nature of the problem or request to the appropriate level within AT&T as directed by AT&T, communicating the reasons why Amdocs believes the problem or request cannot be resolved, and obtaining AT&T approval before closing the problem or request.

6.	In the event there is a recurring problem or request, at AT&T’s request, conduct meetings to address Amdocs’ resolution activities.

7.	Provide exception reports using formats and media as directed by AT&T.

8.	Provide AT&T with regular and ad hoc electronic reports on problems and requests including: statistics on total numbers of problems and requests, outstanding problems and requests, resolution time, chronic outages, performance, and trend analysis.

9.	Provide prompt notification to the AT&T Enterprise Defect Management Team of System defects (for Systems involving Applications), and otherwise provide AT&T with regular and timely progress updates that clearly indicate the nature of the problem or request, the estimated time to repair and recover, and potential short-term alternatives and assist with quantifying the financial and customer impact.
Problem Management Escalation
Amdocs will:
1.	Escalate unresolved problems and requests according to procedures established and approved by AT&T, and automatically prioritize high-impact problems (i.e., Severity 1 and Severity 2) and requests such that, when such problems and requests occur, they are treated with the highest priority.

2.	Use escalation procedures reflecting and describing (but not limited to):
2.1.	Severity of the problem or request.

2.2	Location of the problem or request and the names and numbers of affected End Users.

2.3	Elapsed time before a problem or request is escalated to the next higher Severity Level.

2.4	Levels of involvement and notification of Amdocs management and AT&T management at each Severity Level.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
12.3	Preventive Maintenance

Amdocs will:
1.	Perform Application Software tuning, code restructuring, and other efforts to improve the efficiency and reliability of programs and to minimize ongoing maintenance requirements.

2.	Assess opportunities to reduce or avoid costs associated with Systems support and operations, regardless of platform.

3.	Monitor and analyze trends to identify potential problems.

4.	Continue to deploy primary controls (e.g., file control, records in/out), secondary controls (e.g., trending key control points against established historical thresholds), and tertiary controls (e.g., statistical process controls on data collection points to ensure data accuracy).

5.	Continue to proactively deploy alerts/alarms to identify potential error conditions.

6.	Utilize AT&T’s approved performance tools to help identify areas where preventive maintenance might be performed to improve Application Software efficiency.

7.	Benchmark the performance of Application Software prior to production installation of improvement processes as part of an approved plan, at AT&T’s request.

8.	Perform such efforts as described in paragraphs 1-5 above, subject to any applicable AT&T approval, for each item of the Application Software and recommend any preventive maintenance for AT&T’s approval that will decrease AT&T’s costs.

9.	Ensure that standards are approved by AT&T and are followed during the installation of Application Software.
12.4	Support of IP version 6 Activities
Amdocs’ work effort expended against the activities in this section will be considered Project work, which will be categorized by AT&T as Development or Maintenance and Support at the Project’s inception.
Amdocs will support AT&T in its effort to implement any future versions of IP Addressing (currently IP version 6 (or IPv6)) for the Applications. The implementation of IPv6 will not only impact AT&T networks and the technology deployments; it will impact AT&T products and AT&T IT systems. This global issue will also impact AT&T customers and how they utilize
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
AT&T’s services and manage their own networks. Amdocs will support the AT&T interdepartmental team to manage the transition of its network, technology, and products/services, and modify IT systems as it relates to in-scope Applications. The interdepartmental team will be responsible for creating an inventory of impacted products, network elements, and systems, as well as developing the requirements for the transition, the migration strategy, and the associated business cases.
12.5	System Optimization
Amdocs will perform system optimization to facilitate AT&T’s hardware and software costs savings and comply with applicable Service Levels, including automating manual tasks associated with the Maintenance and Support Services. Amdocs’ work effort expended against the activities in this section will Maintenance and Support unless categorized by AT&T as Development.
Amdocs will proactively look for inefficiencies in Mainframe, Midrange and Teradata application processing, procedures, databases, and code that are occurring in high utilization Applications. The goal is to accomplish the same business functions while consuming fewer resources and improving response time. Further information on the AT&T IT Optimization Program can be found at their website: http://ebiz.sbc.com/application_optimization/
Amdocs will proactively look for and execute (subject to AT&T approval) opportunities to optimize the Applications and ADM Operations through such activities as the following:
•	Diagnose program inefficiencies

•	Identify and rewrite (as Development, as appropriate per AT&T categorization) inefficient program code

•	Suggest automation of and automate (as Development, as appropriate per AT&T categorization) manual tasks associated with the Maintenance and Support Services

•	Run SQL Tuning, modify & optimize SQL statements

•	Implement efficient test and certification environments; one copy of production database rather than multiple copies

•	Identify and eliminate (as Development, as appropriate per AT&T categorization) duplication of functionality

•	Upgrade to more efficient software release, e.g. Oracle releases

•	Data cleanup

•	Change retention periods

•	Review CRON/ESP scheduling
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
•	Identify and eliminate unused data files

•	Application elimination/retirement

•	Identify and remove unused database indices and tune database resource allocation

•	Monitor table sizes and conduct periodic table reorganization

•	Conduct regular data purges.

•	Implement periodic file rebuild/re-orgs to prevent disk fragmentation and file extensions

•	Remove un-referenced data files/Use file compression

•	Employ hardware/software features and tuning techniques
12.6	Changes in Law
Amdocs will:
1.	Perform Maintenance and Support Services as required by changes in Law.

2.	Recommend and perform Maintenance and Support Services modifications to maintain compliance with Laws as changed.

3.	Perform such modifications, including testing, evaluating and validating such modifications, within timeframes required by Laws or interconnection agreements or other serving arrangements for AT&T or any Eligible Recipient, or within acceptable timeframes as otherwise agreed by AT&T for compliance.

4.	Implement changes that are included in the scope of the Maintenance and Support Services including within timeframes as established by the change in Law, to reflect interconnection agreements, tariffs, agreements or other serving arrangements for AT&T or any Eligible Recipient, including through End User table management Systems, or otherwise.

5.	Oversee the performance of all modifications to Application Software performed by any Entity, verify that all modifications to the Application Software performed in connection with changes in Laws are performed within timeframes required by Laws, interconnection agreements or other serving arrangements for AT&T or any Eligible Recipient, or within acceptable timeframes as otherwise agreed by AT&T, and provide progress reports on such modification to AT&T at regular intervals.

6.	Support any testimony for and, as required by AT&T and/or any Eligible Recipient, participate in and provide any necessary Amdocs Personnel as witnesses before, any local, regional, national and international regulatory agency, governmental body or
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
court of competent jurisdiction, as it relates to any of the Services performed for or on behalf of AT&T and/or any Eligible Recipient, or to Amdocs’ responsibilities herein.
12.7	Regulatory, Legal and Accounting Support
Amdocs will:
1.	Support and, as requested by AT&T and/or any Eligible Recipient, prepare for and/or participate in any litigation reviews, regulatory reviews, internal audits, Sarbanes-Oxley controls audits, compliance assessments and data-gathering exercises, including those that AT&T and/or any Eligible Recipient is considering instigating.

2.	Support and provide data for any local, regional, national and international regulatory agency or governmental body Requests For Information (“RFIs”), however denominated, and any other litigation, arbitration, compliance with Law or regulatory discovery process.

3.	[**].
12.8	Production Control and Scheduling
Amdocs will:
1.	Support the 24 x 7 production-processing schedule as required by AT&T.

2.	Update access and parameter tables contained within Application Software where applicable.

3.	Coordinate with production staff for scheduling.
12.9	Operations Support
Amdocs will:
1.	Update System change request status.

2.	Support operations staff with scheduling, backout recovery, job balancing, production output monitoring for completion and correctness, and monitoring exception logs.

3.	Communicate effectively with AT&T’s management.

4.	Perform ad hoc reporting.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
5.	Create and maintain reasonable documentation for all Application Software and End User procedures that affect operations.
13.0	TIME REPORTING
1.	Amdocs Personnel will promptly report their work hours to the correct Development Projects or Maintenance and Support Services where their actual time was spent. For Acme Services, Replica Services, Diamond Services and Zebra Services, Amdocs shall maintain time reporting information as described in this Section 13 for both Development Projects and Maintenance and Support Services at the individual employee/contractor level and will make such information available to AT&T in connection with audits under Section 9.9 of the Agreement.

2.	For Acme Services, Replica Services, Diamond Services, and Zebra Services, work hours will be reported through Amdocs’ time reporting system (currently Work Hours (“WH”)) in accordance with AT&T procedures documented in the Policy and Procedures Manual. [**]. Both the Accrual Report and the Invoice Report will contain the time reporting information described in this Section 13.0 for both Development Projects and Maintenance and Support Services.

3.	For Acme Services, Replica Services, Diamond Services, and Zebra Services, Amdocs and AT&T will establish and maintain appropriate work activities within each Project using Amdocs’ time reporting system (currently WH) to ensure that Amdocs Personnel correctly report their time to work activities eligible for software capitalization.

4.	PMT codes will be established by AT&T for Amdocs administrative activities that are chargeable to Development or Maintenance and Support. Amdocs Personnel will, as set further set forth in the Policy and Procedures Manual, use these PMT codes to record time spent complying with Amdocs administrative policies, attending and creating support materials for governance meetings, and all other activities not related to specific Development or Maintenance and Support efforts.

5.	[**] prior to the Commencement Date, Amdocs will input complete PMT codes into WH for Amdocs activities chargeable to Development or Maintenance and Support. Amdocs Personnel will use these PMT codes to record time spent performing Development and Maintenance and Support activities. Amdocs must maintain this inventory to ensure additions, changes and deletions as PMT codes changes occur.

6.	At the beginning of the transition to Amdocs’ internal time reporting system, Amdocs will report their time in their own system, WH, as well as the AT&T time reporting
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
system until such time as AT&T successfully verifies the accuracy and reliability of time reported in WH. The minimum interval for initial validation will be [**].

7.	With respect to Development Services for Diamond Services invoiced as time and materials, Amdocs will provide the following reporting of actual hours performed each month. Report detail at a minimum must include: [**] Project Management Number (“PMT Number”), PMT capital indicator, PMT cost type, PMT Work Item, hours reported, and prior period correction indicator.

8.	With respect to Development Services for Acme Services, Replica Services and Zebra Services invoiced as time and materials, Amdocs will provide the following reporting of actual hours performed each month: Report detail at a minimum must include: PMT Number, PMT capital indicator, PMT cost type, PMT work item, hours reported, prior period correction indicator and sufficient detail to drive charges to AT&T’s internal organizations.

9.	With respect to Development Services for Acme Services, Replica Services and Zebra Services invoiced as fixed bid projects, Amdocs will provide the following reporting to support milestone-based billing for the period: Report detail at a minimum must include: PMT Number, PMT capital indicator, PMT cost type, Application, applicable milestone being invoiced, change request adjustment indicator and sufficient detail to drive charges to AT&T’s internal organizations.

10.	With respect to invoiced Maintenance Services for Acme Services, Replica Services and Zebra Services, Amdocs will provide the following reporting of actual hours performed each month: Report detail at a minimum must include: PMT Number, PMT cost type, PMT work item, prior period correction indicator and sufficient detail to drive charges to AT&T’s internal organizations.

11.	With respect to rapid deployment and Supplemental Maintenance for Acme Services, Replica Services and Zebra Services invoiced as fixed bid efforts, Amdocs will provide the following reporting to support billing for the period in which the request is completed: Report detail at a minimum must include: PMT Number, PMT cost type, request work identifier, prior period correction indicator and sufficient detail to drive charges to AT&T’s internal organizations.
14.0	LOW PRIORITY APPLICATIONS (“LPA”)
AT&T may elect to designate Applications as Low Priority Applications. Low Priority Applications provide AT&T with a lever to reduce Maintenance costs for Applications that meet certain gateway criteria. There will be no degradation of service levels or responsiveness for Low Priority Applications for activities described as Basic Maintenance. Notwithstanding an
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
Application’s designation as a Low Priority Application, Amdocs will respond to outages and Severity 1 and 2 defects with the same level of responsiveness as for non-LPA Applications and in a manner that adheres to AT&T standards for defect management (CWD&WD Defect Management Severity Level Agreement & Fix Date Time Descriptions).
14.1	Low Priority Application Process
The Low Priority Application process will occur as follows:
1.	On an annual contract year basis, Amdocs will assess all Applications that are not currently Low Priority Applications based upon the Low Priority Application gateway criteria in Section 14.2. This assessment will result in a report recommending whether each Application is considered green, yellow or red, where:
a.	Green: Applications that meet none of the Gateway Criteria for the Low Priority Application model based on the defined Gateway Criteria as defined in Section 14.2.

b.	Yellow: Applications meet [**] or more of the Gateway Criteria as defined in Section 14.2, and will require AT&T to provide relief to Amdocs prior to moving them to Low Priority Application model.

c.	Red: Applications not currently eligible for the Low Priority Application model.
AT&T and Amdocs will jointly review the recommendations to arrive at a final determination of a given Application’s classification under the Low Priority Application Gateway Criteria as defined in Section 14.2. If agreement cannot be reached, Parties will follow the escalation process described in Schedule D Part 4. The external performance measure criteria classification will be solely determined by Amdocs.

2.	Prior to Commencement, AT&T and Amdocs will agree on a preliminary set of Applications designated as Low Priority Applications, and the resulting Maintenance fee adjustments.

3.	AT&T may elect annually to designate Applications not currently Low Priority Applications classified as green or yellow on the current assessment report. Yellow applications may require waivers or other terms changes in order to proceed, as noted in the Gateway Criteria table in Section 14.2 below. These exceptions must be noted and documented as Low Priority Application-based contract changes and documented in contract amendments.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
4.	Change will result in a reduction in fees as described in Schedule I. All Applications designated as Low Priority Applications will be documented in Schedule A.

5.	Following a [**] day transition period, Low Priority Applications will receive Basic and Supplemental Maintenance services. The initial inventory of Low Priority Applications as defined in Schedule A shall be effective on January 01, 2010. Zebra Services Applications will undergo qualification against the Gateway Criteria and transition to the Low Priority Application model described in Section 14.2 within [**] of the Zebra Services Commencement Date.

6.	Basic Maintenance is included in the Maintenance and Support Services Fee schedule. For activities not specified as Basic Maintenance or Supplemental Maintenance, a guiding principle is whether codes changes are involved. If a code change is not required, the work will be designated as Basic Maintenance. Basic Maintenance includes the following activities:
a.	Ongoing production operations (running the system, break fix, operational support, IP address changes, etc.)

b.	Sev 1/Sev 2 defect fixes

c.	Problem/defect management (period prior to categorization of problem or defect by severity)

d.	Software upgrades (no code changes)

e.	Hardware upgrades (no code changes)

f.	Security vulnerability / compliance activities (no code changes)

g.	Audit support (no code changes)

h.	User support (Help Desk support, ID administration, etc.)

i.	MOTS updates

j.	Disaster Recovery Planning and Compliance

k.	Regulatory / legal / accounting support requests of eight (8) hours or less

l.	Testing and DBA support associated with Basic Maintenance activities

m.	Non-application related support functions as defined in the Agreement (e.g., invoicing, contract management, SLA management, etc.)
7.	Supplemental Maintenance is paid for on a time and materials basis. For activities not specified as Basic Maintenance or Supplemental Maintenance, a guiding principle is whether codes changes are involved. If a code change is required, the work will be designated as Supplemental Maintenance. Supplemental Maintenance must be authorized by AT&T’s designated work authorization team and includes the following activities:
a.	Code changes (other than Sev 1/Sev 2 Defect Fixes)

b.	Sev 3/Sev 4 defect fixes

c.	Testing and DBA support for Supplemental Maintenance activities
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services
d.	Ad hoc reporting

e.	Regulatory / legal / accounting support requests more than eight (8) hours
8.	For Third Party Software upgrades that require code changes funded under Supplemental Maintenance, Amdocs must demonstrate that the upgrade was not delinquent prior to the FARA Effective Date due to an Amdocs decision to defer the upgrade.
a.	[**].

b.	AT&T and Amdocs may agree to additional exceptions on an individual case basis.
14.2	Low Priority Application — Gateway Criteria
The gateway criteria to be used by Amdocs are as defined in the following table:

Able to Designate
Gateway Criteria	Definition	Classification	Low Priority if:
Mission Critical / Critical Batch Application	As designated using IT classification standards	Red	N/A AT&T would need to remove MC or Critical Batch application status using appropriate IT processes to be able to designate application as LPA.

Applications that impact Billing Accuracy, Billing Print File Creation, or Billing Delivery	Application directly impacts billing accuracy, billing print file creation or billing delivery	Red or Yellow	Problems/outages root caused to these applications would be excluded from the related SLA calculations

Applications that impact External Performance Measures	Application directly impacts External Performance Measures	Red or Yellow	Problems/outages root caused to these applications would have to be excluded from the related SLA calculations or responsibilities for External Penalties

Forecasted Portfolio and Non Portfolio (excludes Rapid Deployment) project work	Applications with more than 5,000 hours of forecasted project work in the upcoming year	Red	N/A

[**]	[**]	Red or Yellow	AT&T would need to reduce the required level of onshore support

[**]	[**]	Red or Yellow	AT&T would need to increase the user support response time requirement
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 1
ADM Services

Able to Designate
Gateway Criteria	Definition	Classification	Low Priority if:
to [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2
General Services
SCHEDULE D (PART 2)
GENERAL SERVICES
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services

1.0	Introduction	1

2.0	Physical Security Administration	1

2.1	AT&T Sites	1
2.2	Non-AT&T Sites	1

3.0	Logical Security Administration	2

3.1	Logical Data and System Security	2
3.2	Virus Protection	4

4.0	ASSET INVENTORY AND MANAGEMENT	5

5.0	FACILITIES MANAGEMENT AND SUPPORT	5

6.0	BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES	5

6.1	Business Continuity	6
6.2	Disaster Recovery Planning	6
6.3	Disaster Recovery and Business Continuity Testing	7
6.4	Disaster Recovery Activities	8

7.0	EVALUATION AND TESTING	9

8.0	REFRESH AND TECHNICAL CURRENCY	9

8.1	Application Software Currency and Release Levels	9
8.2	Third-Party Software Currency and Release Levels	10

9.0	END USER OPERATIONS DOCUMENTATION	10

10.0	ONGOING BUSINESS DIVESTITURES AND ACQUISITIONS	11

10.1	Business Divestitures	11
10.2	Business Acquisitions	11

11.0	CONSOLIDATION AND RELOCATION SERVICES	11

12.0	TRAINING AND EDUCATION	12

12.1	Training for New End Users	12

13.0	MOTS UPDATES	12
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of SBC, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.
i

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
GENERAL SERVICES
This is Part 2 to Schedule D of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
1.0	INTRODUCTION
As of the Commencement Date, Amdocs will be responsible for providing the General Services described in this Schedule and the other Services described under the Agreement. This Schedule sets forth the common General Services that Amdocs will provide for all Services. Requirements that are unique to particular Services are described in the respective Schedules. As of the Commencement Date, AT&T will provide appropriate logical or other access to Amdocs to the Systems, Equipment or Software needed to perform its assigned responsibilities.
Amdocs’ work effort expended against activities outlined in this Schedule will be considered Maintenance and Support, unless required to complete a Development Project and such activities are approved by AT&T and included in the approved Project plan.
2.0	PHYSICAL SECURITY ADMINISTRATION

2.1	AT&T Sites
Amdocs will:
1.	Comply with all AT&T physical security policies, standards and procedures, as they may be revised or updated, provided that such revisions or updates are provided to Amdocs in advance in writing, and subject to Section 6.3(a) of the Agreement.

2.	[**].

3.	Obtain AT&T’s permission prior to implementing any supplemental physical security provisions at AT&T Sites.
2.2	Non-AT&T Sites
Where Amdocs uses Supplier Facilities or other locations and facilities approved by AT&T other than AT&T Sites to support the provision of Services to AT&T, Amdocs will:
1.	[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
2.	[**].

3.	Perform all physical security functions (e.g., identification badge controls, alarm responses) at facilities under Amdocs’ control.
3.0	LOGICAL SECURITY ADMINISTRATION

3.1	Logical Data and System Security
Amdocs will:
1.	Establish and maintain safeguards against the unauthorized access, destruction, loss or alteration of AT&T Data. Amdocs will implement safeguards in accordance with Section 13.2 of the Agreement.

2.	Manage and administer access to the Systems, Software and AT&T Data, including:
1.	Comply with AT&T Operating Practice 113 — Protection of Electronic Information and Sarbanes Oxley tier one application financial controls.

2.	AT&T will retain authority for approval of all AT&T Data, Software and System access requirements.

3.	AT&T will notify Amdocs regarding the entities and personnel to be granted access to the Systems and the level of security access granted to each.

4.	Follow AT&T’s instructions and procedures regarding such access / deactivation of access as designated by AT&T.

5.	Review all documented information security procedures with AT&T pertaining to the Systems.

6.	Develop, maintain, update and implement security procedures with AT&T’s review and approval, including physical access strategies and standards.

7.	Assist in the development and utilization of an action plan and escalation procedures for any potential or actual security breaches with AT&T’s review and approval, and report any potential or actual security breaches to AT&T per the AT&T-approved action plan.

8.	Monitor users of the Systems and Services for authorized access, and monitor, review and respond in a timely and appropriate manner to access violations.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
9.	Notify AT&T in the event of a security violation or unauthorized attempt to access or alter AT&T Data, where the notification and escalation is made according to AT&T security policy guidelines and procedures.

10.	Conduct periodic reviews, as appropriate, to validate that individual employee access to programs and libraries is appropriate.

11.	Capture data regarding routine access and exceptions for audit trail purposes, and make such data available to AT&T upon request.

12.	Perform security audits, provide incident investigation support and initiate corrective actions to minimize and prevent security breaches.

13.	Provide reports on violation and access attempts, and retain documentation of the investigation.

14.	Obtain AT&T’s approval of, and then install, update and maintain Software that will provide security monitoring, alarming and access tracking functionality for Amdocs-operated Systems and Software.

15.	Utilize AT&T security access control tools for AT&T Data, Systems and Software in compliance with AT&T Rules, security policies, standards and procedures; and maintain such security and access control devices in proper working order.

16.	Cooperate to establish and administer procedures to monitor and control remote data communication access to AT&T Data, Systems, Software, Equipment and all other data.

17.	Develop, implement and maintain a set of automated and manual processes designed to enforce AT&T’s data access and security policies.

18.	Establish appropriate procedures, forms and approval levels for assigning, resetting and disabling user identifications and passwords used for AT&T Data or Systems access by End Users, and execute all related administration for user identification and passwords. Amdocs is responsible for all related administration for user identifications and passwords.

19.	Implement and maintain a secure online database of all access requests, access rights and approval authorities.

20.	Communicate with End Users regarding requests for System or data access.

21.	Run periodic reports to identify accounts that should be removed, or unusual disk space usage of a particular End User or group.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
22.	Coordinate System password changes and, subject to AT&T’s approval, change and test all local passwords as required.

23.	Provide ADM security support and advice.

24.	Perform backup and recovery procedures in response to security violations that result in lost or damaged information.

25.	Respond to all security audit requests from AT&T, e.g., AT&T form SW908, and regulatory authorities.

26.	Cooperate and assist with efforts by AT&T and/or representatives of AT&T for security tests.

27.	Establish and maintain safeguards against the unauthorized access, destruction, loss or alteration of AT&T Data in the possession of Amdocs in accordance with Section 13.2 of the Agreement.

28.	Perform such other work as the Parties may agree that Amdocs will perform after performing a detailed demarcation of in/out of scope security responsibilities during the Transition Period, provided AT&T has approved such demarcation and work allocation.
3.2	Virus Protection
Amdocs will:
1.	Install, update, operate and maintain virus protection Software on all Systems used to deliver or support the Services.
1.	Install updates to virus-protection Software as needed or as directed by AT&T, according to the Service Levels required by AT&T and the terms of the Agreement, and no later than twenty-four (24) hours after such updates are made available to Amdocs, or qualified third parties selected by Amdocs and approved by AT&T in accordance with the Agreement (e.g., Microsoft Tuesday Patches).

2.	Upon detection of a virus, take immediate steps to notify AT&T; assess the scope of damage; arrest the spread and progressive damage from the virus; eradicate the virus; restore all Software to its pre-virus state and scrub the virus from all data.

3.	Provide the capability to scan diskettes, drives or other media for viruses upon demand.

4.	Develop any plans necessary to provide virus protection.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
5.	Respond to virus incidents.

6.	Provide proactive alerts to end users relative to current virus threats either specific to AT&T’s environment, encountered in Amdocs’ environment, or based on industry information.
4.0	ASSET INVENTORY AND MANAGEMENT
With respect to AT&T assets utilized by Amdocs Personnel, Amdocs will:
1.	[**] the initial inventory [**]. This initial inventory [**].
1.	[**] the initial inventory [**].

2.	[**] the current inventory [**].

3.	Comply with AT&T leases and licenses for all AT&T assets in the possession of Amdocs.

4.	Notify AT&T of any non-compliance with any AT&T leases and licenses.

5.	Return AT&T assets to AT&T as requested by AT&T.
5.0	FACILITIES MANAGEMENT AND SUPPORT
With respect to facilities management and support in the event computing or communications Equipment is required at Amdocs Facilities, Amdocs will:
1.	Establish and maintain proper and adequate facilities; Equipment and supplies at Amdocs Facilities, and a properly trained and appropriately sized management and support staff.
1.	Properly manage, coordinate and oversee all maintenance, testing and monitoring of facilities Systems, air handlers and uninterruptible power supply Systems at Amdocs Facilities. Provide physical security for the Amdocs Facilities as described in the physical security requirements in this Schedule.
2.	Comply with AT&T Rules and AT&T’s physical access procedures and standards for remote locations, working with AT&T’s building operations and site management department as required.
6.0	BUSINESS CONTINUITY AND DISASTER RECOVERY SERVICES
Amdocs will maintain Business Continuity and Disaster Recovery Services (BC/DR) and the corresponding OBCP (Operational Business Continuity Plans) for the Services under the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
6.1	Business Continuity
AT&T will retain responsibility for its OBCP and management activities and will approve Amdocs’ activities in advance.
Amdocs will:
1.	Update, maintain, manage, test and implement any portion of AT&T’s Business Continuity plans and activities that relate to the continued provisioning of the Services.

2.	Review AT&T’s Business Continuity plans during the Transition Period, and update contact names within two weeks after the applicable Commencement Date.
1.	Document the manner and procedures by which Amdocs will assist with AT&T’s Business Continuity and Emergency Personnel Response strategies.

2.	Provide a single point of contact for AT&T’s Business Continuity plans, related communications and other activities that are Amdocs’ responsibility.

3.	Assist AT&T in developing and maintaining business impact analysis documentation.
6.2	Disaster Recovery Planning
Amdocs will:
1.	Maintain and continually enhance Disaster Recovery plans (e.g., ARMS) for the Services throughout the Term of an Agreement, including enhancements required due to the introduction and use of new or changed Application functionality, resource units, processes, business functions, locations and priorities. AT&T will approve all Disaster Recovery plans and modifications to such plans.
1.	Integrate the Disaster Recovery plans related to the Services with any AT&T Business Continuity plans and activities.

2.	Continuously review Application Software’s compliance with AT&T’s record and data retention (e.g., magnetic media) policies.

3.	Work with AT&T on an annual basis to review and or modify the priorities of the critical Applications.

4.	Work with AT&T to incorporate security measures, as defined for normal operations, into the Disaster Recovery plans.
2.	Review Disaster Recovery plans for the Services during the Transition Period, and update key personnel contact names within two weeks of Commencement Date.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
3.	Maintain a list of key personnel contacts and notification procedures for AT&T, Amdocs, Amdocs Personnel and third-party vendor personnel.
6.3	Disaster Recovery and Business Continuity Testing
Amdocs will:
1.	Work with AT&T to jointly establish test objectives as designed for a successful test execution of the Disaster Recovery plan.

2.	Subject to the availability of AT&T-designated test sites, schedule and test all components of the Disaster Recovery and Business Continuity plans at least annually in cooperation with AT&T, its designees, any testing and recovery providers and any other third-party vendors providing services to AT&T.

3.	Comply with testing dates scheduled by AT&T and in connection therewith participate in AT&T’s testing and give AT&T and its representatives the opportunity to observe and participate in the tests undertaken by Amdocs.

4.	Assume coordination and administrative responsibility for third-party vendors utilized by AT&T during testing in accordance with the Disaster Recovery and Business Continuity plans.

5.	Operate and manage the Services during periodic Disaster Recovery and Business Continuity tests.

6.	Provide AT&T with a formal report of the test results within thirty (30) days of each test. At a minimum, these reports will include all items required by AT&T established procedures including, but not limited to:
1.	The results achieved.

2.	A comparison of the results to the measures and goals identified in the respective Business Continuity plans.

3.	A report on the feedback from End Users as to the adequacy of continuity for their respective areas.

4.	A plan and a schedule to correct any gaps revealed during testing.
7.	Retest within ninety (90) days or sooner depending on the criticality of the failure or as requested by AT&T, if any disaster simulations fail to achieve specified results.

8.	Update the Disaster Recovery plans upon re-testing and verify that the corrective measures were successful.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
6.4	Disaster Recovery Activities
Amdocs will:
1.	Report disasters or potential disasters to AT&T immediately upon identification based on parameters defined in the Disaster Recovery plans, and consult with AT&T for an official declaration of a disaster as appropriate.
1.	Monitor and participate in the execution of the Disaster Recovery plans upon the occurrence of a disaster, including restoration (consistent with AT&T ITO restoration procedures) of the correct version of the Application Software; ensure and verify data is recovered (consistent with AT&T ITO restoration procedures) to the appropriate point in time; and provide all other functions associated with the Services.

2.	Following any disaster, conduct a post-disaster meeting with AT&T in order to understand the cause of the disaster; evaluate success in implementation of the Disaster Recovery plan; and, if appropriate, develop plans to eliminate or mitigate future occurrences.

3.	Restore the Services within a timeframe that is in accordance with industry standards for large, well-managed outsourcing services companies and at least consistent with AT&T’s current capabilities.

4.	Negotiate and manage contracts with third-party vendors providing Disaster Recovery services for which Amdocs is financially and operationally responsible and, at AT&T’s request, assist AT&T as appropriate in such negotiation and management to the extent that AT&T is financially and operationally responsible for such contracts.

5.	At all times, maintain strict compliance with the Disaster Recovery policies, standards and procedures contained in AT&T’s Disaster Recovery plans.

6.	Train Amdocs Personnel and AT&T personnel in Disaster Recovery procedures and implement a process to obtain immediate access to such procedures in a disaster situation.

7.	Work with AT&T to support connectivity to AT&T’s mission-critical production network and the production host Systems, or to the contingency network and the recovery sites as required by the Disaster Recovery plans.
2.	Provide consulting for AT&T’s networking requirements at the contingency site, including such support for local connectivity to required servers and printers.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
7.0	EVALUATION AND TESTING
At AT&T’s request, Amdocs will:
1.	Evaluate and test Equipment, Software and related products or services prior to their use or deployment in AT&T’s environment, with direction and final approval from AT&T.
1.	Participate in evaluations involving new third-party products and services.

2.	Upon AT&T’s request, provide corporate reports, summaries or results of its evaluation and testing of third-party products and services.

3.	Participate in benchmarking new types of software, including testing various configurations and combinations of equipment and software that may be considered for deployment within AT&T.

4.	Participate in interoperability and performance measures for specific configurations of equipment and software, including unit testing, (Component) Integration testing, System testing, regression testing, connectivity testing, load/stress testing, User Acceptance Testing (UAT), and weekend deployment production validation testing.

5.	[**].

6.	Identify, support and coordinate as necessary with other AT&T IT functions and third-party vendors, any specific equipment, software and/or telecommunications required for interoperability and performance testing.

7.	Provide a complete test plan for AT&T’s approval prior to testing.

8.	Report test findings and recommendations to AT&T.
8.0	REFRESH AND TECHNICAL CURRENCY
At AT&T’s request, Amdocs will upgrade or replace Third-Party Software used to develop and maintain Application Software throughout the Term in accordance with the AT&T Rules, AT&T technical architecture and the Long-Range IT Plan.
8.1	Application Software Currency and Release Levels
With respect to Application Software currency and release levels, Amdocs will, in accordance with the Agreement and in addition to its other responsibilities thereunder:
1.	Provide and support Application Software under the N Release Level.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
2.	Support N-1 Release Level and earlier versions of the Application Software as required by AT&T.
1.	Maintain all Application Software with current supported Third-Party Software in accordance with Section 8.2 of this Schedule.
8.2	Third-Party Software Currency and Release Levels
Amdocs will:
1.	Implement and maintain Third-Party Software in accordance with the Change Management Procedures, AT&T Rules and TSS for software standards, except when expressly directed otherwise by AT&T.

2.	Implement updates or changes in a Third Party Software version to the production environment in accordance with an approved Work Request.
9.0	END USER OPERATIONS DOCUMENTATION
All documentation maintained by Amdocs will be subject to AT&T’s right to approve such documentation and will conform to the AT&T documentation standards.
Amdocs will:
1.	Develop and maintain documentation on all Software for which Amdocs is responsible.

2.	Maintain a current copy of all documentation on servers located on AT&T’s facilities.
1.	Document Application requirements that affect operations, along with procedural information and contact information for each Application.

2.	Document procedures to be utilized by End Users for the correct use of Software.

3.	Make all documentation available in paper copies and electronically, and, wherever possible, using documentation that is Web-enabled for access by End Users and AT&T.

4.	Audit documentation regularly for completeness and accuracy and verify that all documentation is present, organized, readable and updated, including reporting the resultant audit findings to AT&T on a regular basis and, where it is determined that documentation is inaccurate (e.g., erroneous or out of date), correct and replace such documentation.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
10.0	ONGOING BUSINESS DIVESTITURES AND ACQUISITIONS
As directed by AT&T and subject to the Agreement, Amdocs will perform the following Services with respect to business transactions:
10.1	Business Divestitures
With respect to business divestitures, Amdocs will:
     [**].
10.2	Business Acquisitions
With respect to business acquisitions, subject to Section 11.6 of the Agreement, Amdocs will perform all Services in connection with, and provide all Services to, any unit acquired in a business acquisition, including:
     [**]
11.0	CONSOLIDATION AND RELOCATION SERVICES
With respect to consolidation and relocation of AT&T’s operations and locations, Amdocs will:
1.	Provide all services normally expected of the IT organization in support of these activities.
1.	Provide changes to its Equipment, Software, processes and overall environment to support such consolidation and relocation.

2.	Provide transition planning for consolidation and relocation.

3.	Perform installations, moves, adds and changes associated with consolidation and relocation.

4.	Support Application related infrastructure changes due to consolidation and relocation.

5.	Provide temporary staffing as required to ensure uninterrupted services.

6.	Perform increased data and physical security.

7.	Perform increased Disaster Recovery planning.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 2 — General Services
12.0	TRAINING AND EDUCATION

12.1	Training for New End Users
Refer to Schedule D Part 1, Section 11.1.
13.0	MOTS UPDATES
     [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 3
LightSpeed Knowledge Transfer
SCHEDULE D (PART 3)
LIGHTSPEED KNOWLEDGE TRANSFER
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

Agreement Number: 20070413.019.A.007
Schedule D, Part 3
LightSpeed Knowledge Transfer

1.0	INTRODUCTION	1
1.1	Definition:	1
1.2	Model:	1
1.3	Additional Knowledge Transfer	2
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

i

Agreement Number: 20070413.019.A.007
Schedule D, Part 3
LightSpeed Knowledge Transfer
LIGHTSPEED KNOWLEDGE TRANSFER
This is Part 3 to Schedule D of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
1.0	INTRODUCTION
Amdocs will provide Application tailored training on Amdocs Lightspeed software to [**] AT&T employees with the objective of preparing them for testing roles on the Lightspeed program. Further, following initiation of the Replica Services, Amdocs shall provide an additional [**] AT&T employees tailored training on an enhanced curriculum to be jointly identified and developed by both parties. Further, following initiation of the Diamond Services, Amdocs shall provide an additional [**] AT&T employees training on existing curriculum in one AT&T U.S. location. Such curricula shall be defined by Amdocs subject to AT&T approval no later than [**] following the Commencement Date for the Replica Services and the Diamond Services, respectively.
1.1	Definition:
•	Prescribed set of relevant business, Amdocs product and testing topics

•	Delivery will be a combination of classroom instruction and on-the-job mentoring over a [**] period
1.2	Model:
•	Formal classroom instruction, [**] in total duration
i.	[**] AT&T student ratio

ii.	[**] sets of classroom activities start back to back

iii.	Amdocs will have [**] to deliver training
•	[**]
•	[**] product overview (focus on [**] applications

•	[**] testing tools and methodology (including hands-on workshop)

•	Delivered at [**] facility
i.	[**]

ii.	[**]
•	[**]
i.	Each AT&T classroom participant will be assigned [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

1

Agreement Number: 20070413.019.A.007
Schedule D, Part 3
LightSpeed Knowledge Transfer
1.	[**] will address AT&T classroom participant’s questions and provide guidance as requested
1.3	Additional Knowledge Transfer
•	Within [**] from Commencement Date for the Acme Services, Amdocs will assign [**] Transitioned Personnel (or other Amdocs personnel who were formerly AT&T employees) to [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

2

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
SCHEDULE D (PART 4)
GOVERNANCE
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance

1.0 INTRODUCTION	1
2.0 ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS	2

2.1 AT&T	2
2.2 Amdocs	9

3.0 COMMITTEES AND TEAMS	14

3.1 Executive Steering Committee	14
3.2 Management Committee	16
3.3 Service Delivery Committee	19
3.4 Technical Steering Committee	22
3.5 Program Steering Council	23
3.6 Program Team	24

4.0 ISSUE ESCALATION PROCEDURES	25
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

i

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
Schedule D, Part 4
Governance
This is Part 4 to Schedule D of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0	INTRODUCTION
This Schedule sets out the Governance structure for the Agreement, the roles and responsibilities of both Parties to maintain a working relationship, and the type, content and frequency of the status meetings that will be held. AT&T’s Contract Executive, Contract Manager, Contract Administrator, Quality Assurance Program Manager, Business Unit Coordinator, Finance Manager, Transition Manager, Service Level Managers, Technology Architecture Program Managers and AT&T Retained and Vendor Employee Support Manager comprise the “AT&T Governance Team.” Amdocs’ Account Executive, Account Manager, Transition Manager, Architecture Manager, Service Delivery Managers, Resourcing Manager, Service Control Manager, Finance Manager, and Human Resources Director comprise the “Amdocs Governance Team.” Amdocs shall replace any member of Amdocs’ Governance Team upon reasonable request by AT&T to Amdocs. The AT&T Governance Team and the Amdocs Governance Team are collectively referred to in this Agreement as the “Governance Team.” Costs for Amdocs activities associated with the Governance Team and committees shall be paid by Amdocs and not be billed to AT&T.
Upon notice to the other Party, each Party reserves the right to replace or substitute members of its own Governance Team in accordance with this Agreement and change the titles and responsibilities of members of its Governance Team (with members that have equivalent decision-making authority). Notwithstanding anything in this Agreement to the contrary, representatives from any Eligible Recipient shall have the opportunity to attend and participate in Governance Team meetings as requested by AT&T.
A Party may fill multiple positions in its Governance Team with the same individual; provided, however, that the Amdocs Account Executive and the Amdocs Account Manager shall be separate individuals. At the reasonable request of AT&T (whether in connection with the addition of or other Change to the Services), Governance Team positions may be increased or decreased to address areas or issues in the scope of Services or other obligations of the Parties under the Agreement.
With respect to meetings under this Agreement, such meetings may be held by teleconference or videoconference, unless AT&T reasonably requests that such meetings be held in person at a location designated by AT&T.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

1

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
If the two Parties cannot agree to what is reasonable, the Governance escalation process will be followed. Each Party shall bear its own expenses (travel or otherwise) in connection with the meetings.
2.0	ROLES AND RESPONSIBILITIES OF KEY GOVERNANCE TEAM MEMBERS

2.1	AT&T

2.1.1	AT&T Contract Executive
AT&T’s Contract Executive’s responsibilities include:
1.	Managing the overall relationship with Amdocs under this Agreement.

2.	Providing leadership and guidance to the AT&T Governance organization.

3.	Working with the Amdocs Account Executive and Amdocs Account Manager to advance the goals and objectives of the arrangement.

4.	Resolving escalated issues in accordance with the Governance escalation procedures.

5.	Providing liaison activities and guidance with Amdocs’s corporate executive leadership in regard to the strategic needs of AT&T.

6.	Serving as the primary interface to AT&T IT senior management.

7.	Providing overall oversight of the Agreement including services, technical and financial oversight.

8.	Providing input to Long Range IT Planning activities and the disaster/business continuity strategy.
2.1.2	AT&T Contract Manager
AT&T’s Contract Manager has primary operational responsibility for the Agreement and monitoring Amdocs deliverables and commitments. The Contract Manager’s responsibilities include:
1.	Monitoring Amdocs and AT&T compliance with the obligations of the Agreement.

2.	Monitoring Amdocs’ Agreement-level deliverable commitments.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

2

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
3.	Tracking fulfillment of Amdocs deliverables.

4.	Managing benchmarking activities, according to the Agreement.Managing the AT&T Governance organization including committee establishment and oversight.

5.	Resolving escalated issues according to the Governance escalation procedures.

6.	Approving or declining all work requests that are in excess of pre-established expenditure amounts or circumstances, including New Services.

7.	Managing service level base-lining activities as defined in Schedule F.

8.	Evaluating Service Level Credits and approving any action plans resulting from critical Service Level Failures.

9.	Approving, authorizing and overseeing all Agreement related policies and procedures.

10.	Authorizing Amendments to the Agreement.

11.	Coordination of AT&T third party matters including contract management, leases, and license management, except to the extent the Agreement expressly requires Amdocs to provide such coordination (e.g., Managed Third Parties).

12.	Coordination with the Amdocs Contract Manager concerning operational activities associated with all Amdocs Personnel including onshore and offshore resources.

13.	Providing contractor sponsorship.

14.	Developing and providing metric reporting for AT&T IT leadership.
2.1.3	AT&T Contract Administrator
AT&T’s Contract Administrator has primary administrative responsibility for the Agreement including the management of all reporting and updates to the Agreement. The Contract Administrator’s responsibilities include:
1.	Ensuring receipt and review of all Amdocs reports required by the Agreement.

2.	Serving as the single point of contact for all requests and communications originating from Amdocs with respect to the Agreement. Except for day-to-day communications for which alternative procedures are described elsewhere in the Agreement, Amdocs shall direct all requests and communications required by,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

3

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
permitted under or made in connection with the Agreement to the AT&T Contract Administrator.

3.	Developing standard reporting and communication requirements between Amdocs and various staff and organizations within AT&T.

4.	Developing and assisting with negotiations and dispute resolution related to all addendums and updates to the Agreement that are required during the Term.

5.	Assisting with interpretation and intent of the Parties in regard to the terms and conditions of the Agreement.

6.	Ensuring the ability to audit Amdocs processes.

7.	Oversight of Agreement Amendment process.

8.	Managing the dispute resolution process as needed for the Agreement.

9.	Administration of Policy and Procedure Manual changes.

10.	Serving as a single point of contact for any document retention notices, tax surveys, insurance surveys and general data calls.

11.	Performing facilities management to ensure that appropriate facilities are available to Amdocs with the required environmental equipment services.
2.1.4	AT&T Quality Assurance Program Manager
AT&T’s Quality Assurance (QA) Program Manager has the overall responsibility for tracking the quality of Amdocs’ software development processes and deliverables. The Quality Assurance Program Manager’s responsibilities include:
1.	Developing and implementing processes and procedures to monitor, measure and report quality, reliability and performance of Amdocs’ deliverables, and their conformance to requirements (business and technical).

2.	Verifying, monitoring and reporting to AT&T Amdocs’ compliance against:
a.	[**], ITS Quality System standards and SEI CMM Level 2/3 processes.

b.	Amdocs’ Software Quality Assurance (SQA) plans and activities.

c.	Amdocs’ Software Configuration Management (SCM) plans and activities.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

4

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
d.	Amdocs’ test plans, test activities and test performance.
3.	Conducting scheduled QA reviews and audits to verify that the Amdocs Project activities and Services are following the AT&T Strategic Decisions and standards and communicating results to the Service Delivery Committee.

4.	Conducting post-Project reviews to identify Amdocs processes and activities that worked well, along with areas of improvement.

5.	Monitoring Amdocs defect resolutions and Root Cause Analysis of problems.
2.1.5	AT&T Business Unit Coordinator
AT&T’s Business Unit Coordinator has the overall responsibility for AT&T’s customer relationship with Amdocs and fulfilling AT&T’s obligations under the Transition Plan. The Business Unit Coordinator’s responsibilities include:
1.	Providing advice and counsel to AT&T business units regarding the terms and conditions of the Agreement.

2.	Providing support to AT&T business units in regard to questions and issues arising from the delivery of Services.

3.	Acting as the primary interface between Amdocs’ organization and the AT&T business unit in regards to issue management and problem escalation.

4.	Assisting AT&T’s client-facing organization with documenting, reviewing, and tracking Change Requests, Work Requests and Service issues (problems/defects).

5.	Identifying and escalating service issues related to specific business units until resolved.

6.	Facilitating the project approval process and work authorization in accordance with the processes described in the Policy and Procedures Manual.

7.	Overseeing Projects and their status for the AT&T business unit.

8.	Reviewing and approving or rejecting the AT&T business units’ User Acceptance Testing activities.

9.	Oversight of Amdocs customer satisfaction survey activities.

10.	Managing AT&T’s obligations and service.

11.	Approving or rejecting the Transition Plan.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

5

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
12.	Monitoring the implementation of Amdocs’ service delivery plan.

13.	Monitoring all service delivery processes and tracking that the Service Level reporting mechanisms are established and operational to AT&T’s satisfaction.

14.	Monitoring all service delivery processes and deliverables to ensure Amdocs’ compliance with regulatory requirements.

15.	Establishing and coordinating Amdocs demarcation with AT&T’s business-operating environment for the entire account.

16.	Oversight of any Amdocs End User training activities.
2.1.6	AT&T Finance Manager
AT&T’s Finance Manager oversees all financial activities related to the Agreement and the delivery of Services. The Finance Manager’s responsibilities include:
1.	Assisting the AT&T Area Financial Manager in establishing and managing the overall budget in connection with the Agreement.

2.	Performing any required research and analysis required in connection with the verifications contemplated in Schedule I.

3.	Monitoring that savings objectives for the Agreement are being met.

4.	Assisting the AT&T Area Financial Manager in reviewing and approving or rejecting financial analysis for all Amdocs-sponsored initiatives to ensure financial viability.

5.	Assisting in and supporting, as needed, the review of monthly charges to ensure the accuracy of Amdocs charges, AT&T Service Level Credits, AT&T retained costs and [**].

6.	Ensuring that anticipated and agreed-upon Amdocs financial responsibilities are not converted to AT&T retained or [**], except as provided under the Agreement.

7.	Establishing and maintaining the AT&T charge back process and systems.

8.	Performing AT&T cost management activities included affiliate allocations and capitalization forecasting and tracking.

9.	Providing oversight of asset management operations.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

6

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
2.1.7	AT&T Service Level Manager
AT&T’s Service Level Manager oversees all Service Level management activities related to the Agreement and the delivery of Services. The Service Level Manager’s responsibilities include:
1.	Analyzing monthly Service Level reports prepared by Amdocs, reviewing anomalies and trends in performance and continuous improvement.

2.	Coordinating and communicating day-to-day Service delivery issues.

3.	Addressing, co-coordinating and prioritizing the issues affecting the provision of the Services to AT&T.

4.	Reviewing and escalating operational problems and issues to the Management Committee in accordance with the Policies and Procedures Manual.

5.	Determining Service Level Credits where appropriate.

6.	Reviewing root cause analysis and action plans resulting from Critical Service Level Failure.

7.	Rebaselining performance targets on an annual basis to account for continuous improvement contractual requirements.

8.	Developing semi-annual inventory of Service Level additions, deletions and modifications.

9.	Ensuring receipt and review of all Amdocs reports required by the Agreement.

10.	Reviewing and adjusting the following, as directed by the Management Committee:

10.1.	Continuous improvement and quality assurance measures.

10.2.	Customer satisfaction surveys.

10.3.	Audits.

10.4.	Benchmarking results.
2.1.8	AT&T Transition Manager
AT&T Transition Manager has overall AT&T responsibility for activities associated with the transition of the Transitioned Personnel and Subcontractors to Amdocs. The Transition Manager’s responsibilities include:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

7

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
1.	Coordinating the transition of AT&T’s Transitioned Personnel, Subcontractors and Equipment to Amdocs under the applicable Transition Plan.

2.	Monitoring Amdocs’ strategies for the transition of the infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication.

3.	Assist Amdocs in developing and implementing each detailed Transition Plan.

4.	Establishing an interim transition organization and assisting the AT&T Contract Manager in developing the Governance Organization.

5.	Providing guidance to Amdocs related to the Policy and Procedures Manual development.
2.1.9	AT&T IT Architecture Program Managers
AT&T’s IT Architecture Program Managers will have the primary responsibilities to review technical and architecture standards compliance. The IT Architecture Program Managers’ responsibilities include:
1.	Developing processes and procedures to track that Amdocs’ services are in alignment with the AT&T business and AT&T IT architecture strategies.

2.	Coordinating the IT architectural standards of AT&T and working with AT&T and Amdocs to develop the Long Range IT Plan, as described in Schedule D, Part 1.

3.	Reviewing and approving or rejecting Amdocs’ solution approach, including but not limited to:
a.	Technical architecture designs at a level of detail that provides AT&T appropriate visibility into the application design to evaluate compliance with AT&T standards.

b.	Logical and physical data models.

c.	Data access methods and call patterns.
4.	Reviewing and approving specific Project plans and Change Requests to comply with the Long Term IT Plan.

5.	Reviewing designs/architecture/approval data models.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

8

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
6.	Ensuring Amdocs’ compliance with AT&T IT software and hardware currency requirements.

7.	Providing oversight of Amdocs activities associated with Disaster Recovery and planning.
2.1.10	AT&T Retained and Vendor Employee Support Manager
AT&T’s Retained and Vendor Employee Support Manager will have the primary responsibility of coordinating service requests. The Support Manager’s responsibilities include:
1.	Coordinating customer service requests related to AT&T Facilities and Equipment for Amdocs Personnel at AT&T Facilities.
2.2	Amdocs

2.2.1	Amdocs Account Executive
Amdocs’ Account Executive has complete authority and responsibility to deliver all Services from Amdocs to AT&T. The Account Executive’s responsibilities include:
1.	Managing the overall relationship regarding Amdocs and AT&T under this Agreement.

2.	Ensuring that Amdocs fulfills all of its obligations under the Agreement.

3.	Working with the AT&T Governance Team to establish, manage, and meet commitments, requirements, and expectations.

4.	Working with AT&T executives and business unit managers after approval from AT&T to align the delivery of Services with the strategic needs of AT&T; such activities will be performed with the approval of and in conjunction with the AT&T Contract Manager.

5.	Informing AT&T about new corporate capabilities and developments within Amdocs’ organization; proposing ideas and solutions that will provide ongoing benefit to AT&T.

6.	Responding, or ensuring the response by Amdocs’ subject matter experts, to all requests for strategic or relationship-wide questions or requests from AT&T.

7.	Assisting with interpretation and intent of the Parties in regard to the terms and conditions of the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

9

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
2.2.2	Amdocs Account Manager
Amdocs’ Account Manager will have primary business operating performance responsibility for the account and will ensure that all delivery commitments and deliverables required under the Agreement are provided to AT&T. The Account Manager’s responsibilities include:
1.	Working with the AT&T Contract Manager to manage and meet commitments, requirements and expectations.

2.	Ensuring that all Service Levels are met.

3.	Ensuring that Amdocs’ performance requirements as they relate to AT&T business requirements and business objectives are satisfied.

4.	Ensuring operational compliance with the Agreement and ensuring that Amdocs fulfills its obligations under the Agreement, including all obligations relating to Deliverables.

5.	Establishing and executing the account management disciplines, business management processes, and associated reporting.

6.	Ensuring prompt identification and resolution of service delivery issues.

7.	Ensuring that Amdocs’ performance requirements as they relate to the AT&T strategic business planning (i.e., business and architecture, strategic options, business assessment, business operating plans) requirements are met.

8.	Staffing and leading the Amdocs management team and project staff.

9.	Accepting requests for new Projects from AT&T and ensuring that such requests are handled pursuant to the Change Management Procedures set forth in Section 9.6 of the Agreement, applicable Schedules and the Policy and Procedures Manual.

10.	Ensuring the delivery to AT&T of all data that Amdocs is obligated to provide to AT&T under the Agreement as well as all data reasonably requested by AT&T.

11.	Coordination with the AT&T Contract Manager concerning operational activities associated with all Amdocs Personnel including onshore and offshore resources.
2.2.3	Amdocs Transition Manager
Amdocs’ Transition Manager has the overall responsibility for the successful transition of the Transitioned Employees and applicable subcontractors to the Amdocs account team while
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

10

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
ensuring that Service Levels and AT&T satisfaction are maintained. The Transition Manager’s responsibilities include:
1.	Establishing the account infrastructure necessary to operate the account including all financial, human resources, security, facilities and communication functions.

2.	Developing and implementing the service delivery plan.

3.	Installing all service delivery processes and ensuring that the Service Level reporting mechanisms are established and operational.

4.	Transitioning all of AT&T’s applicable personnel and subcontractors seamlessly to Amdocs.

5.	Establishing the business-operating environment for the entire account.

6.	Responding to all AT&T reasonable requests for information related to the Transition Services.
2.2.4	Amdocs Architecture Manager
Amdocs’ Architecture Manager will be responsible for liaison with the AT&T IT architecture team and ensure that architectural initiatives and decisions are fully supported and executed. The Amdocs Architecture Manager’s responsibilities include:
1.	Interfacing with and fully supporting the AT&T IT architecture team.

2.	Ensuring compliance with the Long Range IT Plan.

3.	Coordinating and facilitating sharing of architectural information between AT&T and Amdocs.
2.2.5	Amdocs Service Delivery Managers
Amdocs’ Service Delivery Managers will have the primary responsibility to deliver the Services. The Service Delivery Managers’ responsibilities include:
1.	Managing all Service Levels and Agreement commitments.

2.	Staffing all Service delivery with the appropriate level of trained personnel.

3.	Forecasting resource requirements and managing resourcing requirements.

4.	Ensuring that AT&T’s IT architectural standards are met and working with AT&T to develop the Long Range IT Plan.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

11

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
5.	Providing support to AT&T and End Users in accordance with the problem management process.

6.	Implementing Amdocs’ development methodology as tailored to meet AT&T development standards.

7.	Providing all Service Level reporting to AT&T and the service control function.

8.	Implementing and meeting the requirements of the AT&T business continuity plans.
2.2.6	Amdocs Resourcing Manager
Amdocs’ Resourcing Manager will be responsible to manage and execute resource allocation strategies applicable to this Agreement. The Resourcing Manager’s responsibilities include:
1.	Managing transition of assigned subcontractors.

2.	Managing Amdocs relationships.

3.	Managing selection of Subcontractors (e.g., permitted offshore Subcontractors).

4.	Managing shared resource centers within the AT&T account.

5.	Managing overall resource levels in accordance with AT&T resource requirements.
2.2.7	Amdocs Service Control Manager
Amdocs’ Service Control Manager will be responsible for delivering the metrics program for the account and overseeing the implementation of the account system development methodology. The Service Control Manager’s responsibilities include:
1.	Interfacing as needed with AT&T.

2.	Establishing Amdocs’ metrics program.

3.	Providing direction for the account program office function.

4.	Constructing the performance reports and managing the monthly reporting.

5.	Establishing the benchmarking methodology in accordance with the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

12

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
6.	Introducing Amdocs’ methodology on the account, modifying it to meet AT&T development standards, and ensuring that this methodology is implemented on the account.

7.	Providing training as required by the Agreement.

8.	Providing process ownership for service delivery processes.

9.	Providing Amdocs’ quality assurance function.

10.	Implementing a client satisfaction survey for the account, according to the Agreement.
2.2.8	Amdocs Finance Manager
Amdocs’ Finance Manager will be responsible for all financial, billing, Agreement compliance and new business management functions. The Finance Manager’s responsibilities include:
1.	Providing the monthly invoice and all account billing and reporting functions.

2.	Implementing and managing Amdocs’ financial system including time recording, labor reporting, billing, budgeting, forecasting and annual planning.

3.	Acting as the primary Amdocs focus for new service establishment for AT&T.

4.	Managing other administrative functions including physical and logical security, facilities and contracts.

5.	Providing financial reporting in accordance with the Agreement.
2.2.9	Amdocs Human Resource Director
Amdocs’ Human Resource Director will be responsible for personnel policies or process administration. The Human Resource Director’s responsibilities include:
1.	Establishing all personnel administration policies for the AT&T account.

2.	Providing the Human Resource management function for the AT&T account.

3.	Providing the recruitment and placement function for the AT&T account.

4.	Providing the communication forms for the AT&T account.

5.	Interfacing with the AT&T Contract Manager on personnel issues.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

13

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
6.	Submitting the quarterly resource roster to the AT&T Contract Administrator and informing AT&T with reasonable advance notice of any changes to the then-current roster.
3.0	COMMITTEES AND TEAMS

3.1	Executive Steering Committee
The Parties will form and name members of an Executive Steering Committee. The Executive Steering Committee will have executive management responsibility for the Agreement and for the relationship between the Parties and shall provide business oversight and ensure the alignment of the Long Range IT Plan and Service delivery objectives. This committee will also assist the AT&T Contract Manager and the Amdocs Account Manager in decisions that directly affect the Agreement.
AT&T’s Contract Manager and an Amdocs Account Manager will be appointed by each respective Party to liaise with the Executive Steering Committee and to monitor and resolve where possible any issues raised by the AT&T Service Level Manager and the Amdocs Service Delivery Managers. The AT&T Service Level Manager and Amdocs Service Delivery Managers will carry out the day-to-day coordination of Service delivery, and include other AT&T representatives as required.
AT&T and Amdocs will jointly develop and implement agreed performance management and business assurance processes.
Amdocs will deploy the performance management and business assurance processes at the Sites to ensure the stable start-up and efficient delivery of the Services.
3.1.1	Members
The Executive Steering Committee will be chaired by the AT&T Contract Manager and will be comprised of the following individuals:
1.	AT&T Contract Executive.

2.	AT&T Contract Manager.

3.	Amdocs Account Executive.

4.	Amdocs Account Manager.

5.	Other AT&T and Amdocs Personnel as required.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

14

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
3.1.2	Key Responsibilities
The Executive Steering Committee’s responsibilities include the following:
1.	Ensuring business alignment between the Parties, analysis of AT&T and Amdocs business plans, and oversight of new or modified Services during the Term.

2.	Developing strategic requirements and plans associated with the Services during the Term.

3.	Ensuring that the annual technology plan is in accordance with and supports the Long Range IT Plan.

4.	Agreeing to and periodically reviewing the authority of the committees and makeup of the individual members of the Management Committee and the Service Delivery Committee.

5.	Approving the Management Committee report and recommendations, including review of the following:

5.1.	Transition Plan implementation, including progress and achievement of Critical Deliverables and key activities.

5.2.	Service Level reports and modifications.

5.3.	Continuous improvement and quality assurance measures.

5.4.	Reset of Critical Service Levels.

5.5.	Financial issues and performance.

6.	Approving the Management Committee report and recommendations, including review and approval of the following:

6.1.	Customer satisfaction surveys, according to the Agreement.

6.2.	Audit results.

6.3.	Benchmarking results according to the Agreement.

6.4.	Attempting to resolve issues escalated by the Management Committee.

6.5.	Resource plans according to the Agreement.

6.6.	Escalated issue resolution.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

15

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
3.1.3	Meetings
The Executive Committee will meet upon the request of either Party, no less than quarterly but no more than monthly without the consent of both Parties. The Party requesting the meeting shall prepare and distribute a written agenda at least 24 hours prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within one business day after each meeting.
3.2	Management Committee
Prior to the Commencement Date, the Parties will establish a Management Committee. The names and titles of the representatives serving on the initial Management Committee are attached to this Schedule.
3.2.1	Members
The Management Committee will be chaired by AT&T’s Contract Manager and will be comprised of the following individuals:
1.	AT&T Contract Manager.

2.	AT&T Contract Administrator.

3.	AT&T Finance Manager.

4.	Amdocs Account Manager.

5.	Amdocs Finance Manager.

6.	Other AT&T and Amdocs Personnel as required.
3.2.2	Authority
Subject to direction and approval from the Executive Steering Committee and to the authority derived from the Change Management Procedures set forth in the Agreement, the Management Committee will have general authority and responsibility regarding:
1.	Approving changes to the Agreement.

2.	Adding, modifying, and/or removing Services covered by the Agreement.

3.	Operational, technical, financial, and general management oversight of the Agreement.

4.	Resolving issues escalated by the Service Delivery Committee.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

16

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
Notwithstanding the foregoing, any addition to, removal from or modification of the Services shall require the written consent of the AT&T Contract Executive and the AT&T Contract Manager. Any change or amendment to the Agreement shall not take effect unless such change or amendment is in writing and signed by an authorized representative of each Party authorized to make such changes.
3.2.3	Key Responsibilities
The Management Committee’s responsibilities include:
1.	Managing the performance of the Parties’ respective roles and responsibilities under the Agreement.

2.	Implementing the Agreement.

3.	Managing risks and opportunities for improvement.

4.	Monitoring Service delivery and transition activities based on reporting and coordination with the Service Delivery Committee.

5.	Considering and approving, where possible, operational and technical changes in accordance with the Change Management Procedures.

6.	Considering and approving, where possible, changes to the Agreement and to the Services in accordance with the Change Management Procedures set forth in the Agreement.

7.	Seeking to resolve any issues escalated by the Service Delivery Committee.

8.	Escalating any issues not resolved by the Management Committee to the Executive Steering Committee.

9.	Producing Management Committee summary reports and submitting them for Executive Steering Committee review.

10.	Monitoring the following and reporting, as required, to the Executive Steering Committee with respect to:

10.1.	Service Levels, Service Level Credits and Earn Back.

10.2.	Continuous improvement and quality assurance measures.

10.3.	Proposals for reset of Service Levels.

10.4.	Review of financial performance.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

17

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
10.5.	Pricing.

11.	Approving the following and reporting, as required, to the Executive Steering Committee with respect to:

11.1.	Customer satisfaction surveys, according to the Agreement.

11.2.	Audit results.

11.3.	Benchmarking results according to the Agreement

12.	Monitoring and reviewing the ongoing status of third party contracts as appropriate and according to the Agreement.

13.	Initiating the recommendations and suggestions made by the Executive Steering Committee relating to the Services and the Agreement.

14.	Ensuring the implementation of process/infrastructure, financial and resource plans.

15.	Recommending changes to the Policy and Procedures Manual submitted to AT&T for approval.

16.	Reviewing business and technical proposals submitted by AT&T business sponsors or Amdocs Personnel.

17.	Recommending new proposals to the Executive Steering Committee.

18.	Providing advice and direction to the Service Delivery Committee for performance improvement.

19.	Preparing the following reports:

19.1.	Summary Executive Reports.

19.2.	Global Management Report.

19.3.	Service Level Reporting.

19.4.	Transition Reports.

20.	Delegating any powers it considers appropriate to the Service Delivery Committee.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

18

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
3.2.4	Meetings
The Management Committee will meet, at a minimum, monthly, and at other times as agreed between the Parties, to review:
1.	Management of the Agreement.

2.	Service delivery.

3.	Transition management.

4.	Change management.

5.	Technical planning.
Either Party may include items on a written agenda that Amdocs shall distribute at least 24 hours prior to the meeting. Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within one business day after each meeting.
3.3	Service Delivery Committee
Prior to the Commencement Date, the Parties will establish a Service Delivery Committee. The names and titles of the representatives serving on the initial Service Delivery Committee are attached to this Schedule.
3.3.1	Members
The Service Delivery Committee will be comprised of the following individuals:
1.	AT&T Service Level Manager.

2.	AT&T Business Unit Coordinator.

3.	Amdocs Service Delivery Managers.

4.	Other AT&T and Amdocs Personnel as required.
3.3.2	Authority
The Service Delivery Committee will have authority regarding:
1.	Review and approval, where possible, of the short-term and long-term plans and activities in regard to the delivery of the Services.

2.	Resolution of Service delivery problems.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

19

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
3.	Upward notification of all issues that might result in the addition to, deletion from, or modification of the Services, or the terms of the Agreement, irrespective of the initiating Party.

4.	Agreement of Service delivery initiatives.
3.3.3	Key Responsibilities
The Service Delivery Committee’s responsibilities will be determined and delegated in each case by the Management Committee and may include matters within the relevant region including:
1.	Implementing the Transition Plan and monitoring Service delivery.

2.	Monitoring Critical Deliverables and Service Levels.

3.	Coordinating and communicating day-to-day Service delivery issues; addressing, co-coordinating and prioritizing the issues affecting the provision of the Services to AT&T.

4.	Reviewing and escalating operational problems and issues to the Management Committee and in accordance with the Policy and Procedures Manual.

5.	Reviewing and scheduling change requests in accordance with the Change Management Procedures.

6.	Ensuring efficient flow of documentation as required by the Agreement.

7.	Handling disputes within the authority of the AT&T and Amdocs representatives, and referring others to the Management Committee.

8.	Submitting issues concerning the relationship between the Parties to the Management Committee for its guidance and recommendations.

9.	Submitting reports to the Management Committee.

10.	Advising the Management Committee of new opportunities and proposals.

11.	Identifying and referring matters outside the authority of AT&T and Amdocs representatives to the Management Committee.

12.	Reviewing and presenting recommendations and suggestions made by AT&T representatives and Amdocs representatives relating to the Services and initiating appropriate actions.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
13.	Identifying issues that may have an impact outside the relevant Sites and referring these to the Management Committee and to other Sites as required.

14.	Monitoring and reviewing the ongoing status of third party contracts.

15.	Reviewing and adjusting the following, as directed by the Management Committee:

15.1.	Service Levels.

15.2.	Continuous improvement and quality assurance measures.

15.3.	Customer satisfaction surveys, according to the Agreement.

15.4.	Audits, according to the Agreement.

15.5.	Benchmarking results, according to the Agreement.

16.	Preparing the following reports:

16.1.	Management reports.

16.2.	Service Levels and Service delivery results, as required.

16.3.	Minutes.
3.3.4	Meetings
The Service Delivery Committee will meet, at a minimum, bi-weekly or at a frequency agreed to by both Parties, and at other times as directed by the Management Committee, to review:
1.	Agreement issues.

2.	Service Delivery.

3.	Transition management.

4.	Projects.
Amdocs shall keep minutes of each meeting and shall distribute the minutes to AT&T within twenty-four (24) hours after each meeting.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

21

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
3.4	Technical Steering Committee
Within sixty (60) days following the Effective Date, a Technical Steering Committee will be established by the Parties to focus on the development of the annual and Long Range IT Plans. The Technical Steering Committee will meet quarterly, and at other times as agreed between the Parties.
3.4.1	Members
The Technical Steering Committee will be chaired and the agenda set by the AT&T IT Architecture Manager and will be comprised of the following individuals:
1.	AT&T Contract Manager or their nominated deputy.

2.	AT&T IT Architecture Manager.

3.	AT&T ADM Manager.

4.	AT&T infrastructure and maintenance Manager

5.	AT&T Business Unit Coordinator.

6.	Amdocs Account Manager.

7.	Amdocs assigned Chief Technology Officer for AT&T.

8.	AT&T and Amdocs subject matter experts.
3.4.2	Key Responsibilities
The Technical Steering Committee’s responsibilities include:
1.	Reviewing Amdocs’ input for the Long Range IT Plan.

2.	Using management reports and any other appropriate sources to research, develop, review and approve technical initiatives to address business problems and opportunities as agreed by the Executive Steering Committee and the Management Committee.

3.	Providing advice and guidance to the Management Committee for technical improvement and making recommendations directly to AT&T and Amdocs on issues affecting the technical infrastructure that supports the AT&T business operations.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

22

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
4.	Reviewing technical policy standards and making recommendations to the Management Committee.

5.	Reviewing Amdocs’ migration plan to ensure compliance with AT&T standards.

6.	Reviewing any proposals for reductions in the costs of the Services driven by new technology.
AT&T shall keep minutes of each Technical Steering Committee meeting and shall distribute the minutes within one business day after each meeting.
3.5	Program Steering Council
A Program Steering Council (PSC) and Program Team (PT) will be established for any major Program initiated by the business or IT. The PSC is focused on guidance and resource allocation for Projects within a specific business area. The PSC directs the PT and provides go/no-go and redirect decisions. PSC meetings will be conducted at a minimum of once every two weeks using the conference call format and should be limited to one hour where possible and follow a standard sequence of events per a predetermined agenda. At a minimum, the standard agenda will include a report out of the current status and metrics of the program and a discussion of open issues that need to be addressed by the PSC. The program coordinator will facilitate the PSC status calls and capture/document/distribute action items and minutes from each call.
3.5.1	Members
The PSC will be chaired by the AT&T program sponsor and will be comprised of the following individuals:
1.	AT&T Contract Manager or their nominated deputy.

2.	AT&T Business Unit Coordinator.

3.	AT&T IT Architecture Manager.

4.	AT&T ADM manager.

5.	AT&T infrastructure and maintenance manager.

6.	AT&T Business Representatives.

7.	Amdocs Account Manager.

8.	Amdocs assigned Chief Technology Officer for AT&T.

9.	AT&T and Amdocs subject matter experts.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

23

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
3.5.2	Key Responsibilities
The PSC responsibilities include:
1.	Charter the project team that will implement the project.

2.	Assign individuals to lead and approve membership in the PT.

3.	Make “go,” “no-go,” or “redirect” decisions for projects at decision point meetings.

4.	Establish priorities and make decisions on personnel and financial resource allocation for projects at each phase of the process.

5.	Review status of the project on an on-going basis and make adjustments to resources, activities and/or priorities as necessary.

6.	Report progress and escalate issues as appropriate to the senior leadership team (SLT).
3.6	Program Team
The PT reports to the PSC and is a decision making body made up of AT&T business personnel and IT leaders who are responsible for the successful delivery of business capabilities. This team is responsible for the delivery of end-to-end business solutions, including both the IT and business components. PT membership may be modified from phase to phase to ensure that necessary disciplines are represented.
AT&T business personnel appoint the Program Team (PT) leader. The PT leader is responsible for ongoing communications with the SLT. Membership in the PT is split evenly between the business and IT. PT meetings will be conducted at a minimum of once every week using the conference call format and should be limited to one hour where possible and follow a standard sequence of events per a predetermined agenda. At a minimum, the standard agenda will include a report out of the current status and a discussion of open issues that need to be addressed by the PT.
The PT has the responsibility to:
1.	Make decisions on behalf of their representative functional area/organization.

2.	Ensure the timeliness and quality of Project deliverables.

3.	Communicate Project information to stakeholders and supporting team members in their respective functional area/organization.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

24

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
4.	Ensure consensus on all agreed schedules, work estimates and priorities by those performing the work.

5.	Coordinate the direction and efforts of the Project with other Projects in the program.

6.	Assign individuals to lead and approve membership in the Project team.

7.	Charter the Project team that will implement the Project.

8.	Make “go/no-go” decisions for the Project at key milestones.

9.	Establish priorities and make decisions on personnel and financial resource allocation at each phase of the Project.

10.	Resolve issues that cannot be handled by the Project team.

11.	Report progress and escalate issues that cannot be resolved to the PSC.

12.	Review status of the Project on an on-going basis and make adjustments to resources, activities and/or priorities as necessary.
3.6.1	Members
The PT will be chaired by the AT&T Program Team leader and will be comprised of the following individuals:
1.	AT&T IT personnel representing the following areas: architecture, infrastructure, project management, implementation, and quality assurance.

2.	Amdocs personnel representing the following areas: software development, implementation, quality assurance, and infrastructure.

3.	AT&T business personnel representing the appropriate functional areas including training.
4.0	ISSUE ESCALATION PROCEDURES
From time to time, issues will arise that cannot be resolved at the various levels of management within the AT&T and Amdocs teams. Issues that cannot be resolved will be escalated as follows:
1.	Notification: Either Party may decide that escalation is desirable when resolution of an issue appears unachievable at the current management level. The Party desiring escalation will provide written notice of its intention to the members of
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

25

Agreement Number: 20070413.019.A.007
Schedule D, Part 4
Governance
the other Party currently involved in the dispute. At either Party’s request, the members currently engaged in attempting to resolve the issue shall meet again to attempt resolution of the issue prior to escalation to the next level. If the issue cannot be resolved at the current management level, the issue will then be escalated after good faith attempts by both Parties to resolve the issue at the current level.

2.	Documentation: Both Parties will jointly develop a short briefing document for escalation that describes the issue, relevant impact and positions of both Parties.

3.	Request for Assistance: A meeting will be scheduled with appropriate individuals. The brief will be sent in advance to the participants.

4.	Issues will be escalated for review and resolution to the next level of management as follows:

4.1.	The Amdocs Service Delivery Manager and the appropriate AT&T Governance team member. If unresolved, escalate to:

4.2.	The AT&T Contract Manager and the Amdocs Account Manager. If unresolved, escalate to:

4.3.	The Executive Steering Committee. If unresolved, escalate to:

4.4.	The AT&T IT Vice President and the equivalent Amdocs executive. If unresolved, escalate to:

4.5.	AT&T’s CIO and Amdocs’ Senior Vice President.

4.6.	If the matter remains unresolved after escalation under Section 4.5, it shall be resolved by arbitration in accordance with Section 19.2 of the Agreement.

4.7.	Notwithstanding anything to the contrary, AT&T’s CIO shall make the final decision in connection with otherwise unresolved issues relating to disputes over the compliance of deliverables for the purpose of the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

26

Agreement Number: 20070413.019.A.007
Schedule D, Part 5
Policies and Procedures Manual Content
Schedule D (Part 5)
Policies and Procedures Manual Content
This is Part 5 to Schedule D of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0	INTRODUCTION
This document describes the general content and organization of the Policies and Procedures Manual that will be developed to support governance of the Agreement.
2.0	GENERAL CONTENT AND ORGANIZATION
The Sections below provide the general organization and content of the Policies and Procedures Manual. Although not intended to replicate the Agreement, the Policies and Procedures Manual provides comprehensive documentation of the procedures that will be followed to implement and manage the Agreement and the overall relationship. Detailed text or requirements referenced in the Agreement may be supplied in the Policies and Procedures Manual.
Responsibilities of Amdocs and AT&T by job title or function will be indicated within the document. The manual will be used jointly by the Parties to assist with overall coordination and communication regarding the Agreement.
In the event that, on the applicable Commencement Date, the Policies and Procedures Manual does not yet contain procedures addressing all areas set forth in this document with respect to a Service, Amdocs shall follow AT&T’s preexisting procedures with regard to such Service until agreed otherwise by AT&T and Amdocs.
2.1	Organizational Overview
1.	AT&T Governance Organization — Organization charts, description of functions performed, contact information. Amdocs Management and Delivery Organization Organization charts, description of functions performed, contact information.

2.	Key Contacts — AT&T — A list of contacts within AT&T that are key users of the Services or perform a liaison function in regard to the Services by business unit and by geography.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 5
Policies and Procedures Manual Content
3.	Key Contacts — Third Parties — A list of key third parties (e.g., maintenance providers, software providers, telecom carriers, etc.).

4.	Joint Committee Structure — Organization charts with names assigned to each role.
2.2	Transition Activities And Responsibilities
This Section can be archived after the applicable Transition Period has ended; can reuse applicable information from the applicable Transition Plan or reference it if all information is provided within the Transition Plan.
1.	Overall Management and Reporting Process — AT&T and Amdocs management structure, reporting, and review process associated with each Transition.

2.	Critical Deliverables and Milestones — A list of Critical Deliverables, milestones and timeline for each Transition Period.

3.	Human Resource Transition — Procedures and responsibilities regarding finalization of HR transition activities. Describe responsibilities of both Parties.
2.3	Performance Management Procedures
Ongoing “steady state” procedures and policies including information on coordination activities and responsibilities of each Party by title or function.
1.	Performance Monitoring and Reporting Procedures — Procedures to verify proper Service delivery on a day-to-day basis, including internal reporting and reporting to AT&T.

2.	Problem Management and Escalation Procedures — Procedures to identify problems, report and resolve problems and escalate as necessary within Amdocs’ organization and AT&T.

3.	Root Cause Analysis Procedures — Procedures to determine root cause of problems, including involvement of and support to applicable third parties or AT&T.

4.	Service Level Measurement and Reporting Procedures — Procedures to measure and report Service Levels to AT&T.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 5
Policies and Procedures Manual Content
5.	Work Authorization Procedures — Work authorization procedures for in-scope Services to include responsibilities and procedures for the originator of a work request and overall review and authorization process.

6.	Project Management Procedures — Methodology and procedures it will use to perform project responsibilities and develop associated deliverables. The procedures must comply with AT&T IT Quality Policies and Procedures, CMM Policies and Procedures and ITUP Policies and Procedures.
2.4	Change Management — Operational and Technical Procedures
Operational and Technical Procedures regarding changes to the environment including the notification process, timing, planning, authorization and implementation.
1.	Physical Access & Security Procedures — Physical access and security procedures at both AT&T Sites and Amdocs’ locations.

2.	Network Access & Security Procedures — Network access and security procedures.

3.	Applications and Data Access and Security Procedures — Procedures to allow access to Applications and data in compliance with SOX and OP113 rules and to include the request and authorization process for user IDs and passwords for Amdocs.

4.	Changes in the Application Portfolio including Legacy Application Retirement Process — Procedures for retirement of legacy Applications without compromise of services delivered to users or integrity of data.

5.	Long Term IT Planning — Procedures for developing input into Long-Term IT Plan.

6.	Release Management — Procedures for providing application supply and demand/capacity information for release packaging.
2.5	Disaster Recovery and Business Continuity Procedures
Procedures for Disaster Recovery and Business Continuity — The Policies and Procedures Manual may reference other documents containing comprehensive procedures, but will provide a general overview.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 5
Policies and Procedures Manual Content
2.6	Financial Management Procedures
Ongoing, “steady state” procedures and policies including information on coordination activities and responsibilities of each Party by title or function.
1.	Invoicing — Procedures for invoicing and verification of invoice by AT&T; invoicing of Projects; procedures regarding disputed invoice amounts, etc.

2.	Charge back — Procedures for charge back of costs related to the Services and the overall Agreement to business units including responsibilities and support by both the Amdocs and the AT&T staff.

3.	Budgeting — Procedures for how Amdocs will assist AT&T with annual budgeting cycle including estimation of potential Projects, review cycle, responsibilities of Amdocs, AT&T staff and AT&T, etc.

4.	Performance Credits and Earnback — Procedures for calculating Performance Credits on invoices and Earnback calculations.

5.	Financial Dispute Procedures — Procedures for resolution of Financial Disputes which will adhere to the Overall Issue Escalation process.
2.7	Contract Management Procedures
Ongoing “steady state” procedures and policies, including information on coordination activities and responsibilities of each Party by title or function.
1.	Contract Change Control — Procedures regarding changes to the Agreement, including changes to any Exhibit or Attachment including notification period and process, authority levels and escalation procedures.

2.	Reporting — Procedures and activities regarding key standard reports to be delivered by AT&T and requests for ad-hoc reports that may from time to time be submitted to AT&T.

3.	Legal/Regulatory Data Request Procedures — Procedures for fulfilling requests for Legal-or Regulatory-related documentation.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule D, Part 5
Policies and Procedures Manual Content
2.8	Relationship Management Procedures
Ongoing “steady state” procedures and policies including information on coordination activities and responsibilities of each Party by title or function.
1.	Customer Satisfaction Surveys — Process for conducting Customer Satisfaction Surveys including procedures regarding action items and attempts to resolve customer issues in accordance with procedures documented in the Agreement.

2.	Business Units — Procedures and responsibilities regarding the relationship between Amdocs and AT&T staff including procedures regarding communication and coordination regarding work requests, Service delivery issues, budgeting and financial issues, etc.

3.	End Users — Procedures and responsibilities regarding responding to end user problems, requests and questions.

4.	Third-Party Vendors — Procedures for interacting with third-party vendors, which may provide services, equipment or software that are ancillary to or support the overall delivery of Services.
2.9	Amdocs’ Operational Procedures
Ongoing “steady state” procedures and policies including information on coordination activities and responsibilities of each Party by title or function.
1.	Operational Procedures, as applicable, in order to provide the Services normally undertaken by Amdocs which shall be consistent with those Amdocs activities used to provide services similar to the Services.
2.10	CLEC Procedures
Ongoing “steady state” procedures and policies, including information on coordination activities and responsibilities of each Party by title or function.
1.	CLEC Test Procedures — Procedures for conducting CLEC Test to [**].

2.	[**].

3.	[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule D Part 6
Version

VERSION NUMBER	REVISION DATE	AUTHOR	SUMMARY OF CHANGE
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
RESTRICTED-PROPRIETARY INFORMATION
The information is for employees of AT&T, Amdocs and their Affiliated Companies only, and not for distribution within those companies or for distributions outside those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule D Part 6
AT&T Retained Functions
Architecture

Each application in Schedule A shall be assigned an
operation model below during the Transition Period.
For CABS, ACME,
					Replica, Diamond and		For CABS, ACME, Replica
					Zebra Services where		and Diamond Services
					AT&T Retained Solutions		where Amdocs Received
				[**] Responsible	[**] Roles, Req Lead		[**] Roles
Number	Activity	Artifact2	Artifact	Role	AT&T	Amdocs	AT&T	Amdocs
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 8 pages were omitted.
RESTRICTED-PROPRIETARY INFORMATION
The information is for employees of AT&T, Amdocs and their Affiliated Companies only, and not for distribution within those companies or for distribution outside those companies except by written agreement.

Agreement: 20070413.019.A.007
Schedule D Part 6
AT&T Retained Functions
Support Roles and Responsibilities

For production support, maintenance and planning efforts, Amdocs will have responsibility for the below areas of support and may receive contribution support from AT&T [**] in-sourced in using existing processes for engagement:

[**]
[**]
[**]
[**]
[**]
[**]
[**]
RESTRICTED-PRORIETARY INFORMATION
The information is for employees of AT&T, Amdocs and their Affiliated Companies only, and not for distribution within those companies or for distribution outside those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule D.1 — Financial and Operational Responsibility Matrix
Schedule D.1
Financial and Operational Responsibility Matrix
This is Schedule D.1 of the Further Amended and Restated Agreement 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

	Acquisition / Capital Cost						Support / Operational Expense
	Ownership / License (Software)		Financial Responsibility				Operational Responsibility						Financial Responsibility
			Upgrades /									Disaster Recovery
Services	Current Assets	Future Assets	Enhancements	Growth	Technology Refresh	Charging Mechanism	Procurement	Install	Support	Maintenance	Move, Add, Change	(Note 2)	Amdocs or AT&T	Charging Mechanism
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 2 pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of ATT, Amdocs, and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

1

Agreement 20070413.019.A.007
Schedule D.3 — AT&T Rules
Schedule D.3
AT&T Rules
This is Schedule D.3 of the Further Amended and Restated Information Technology Services Agreement No.20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for ADM services.
Amdocs shall comply with AT&T Rules in accordance with Section 6.3 of the Agreement, including the policies, rules and regulations specified in this Schedule D.3 and/or available at http://security.att.com/ and http://cso.att.com/ASPR/Library.html, as such AT&T Rules may be modified by AT&T from time to time and communicated to Amdocs in accordance with Section 6.3.
1.	Work Policies and Rules
a.	During the performance of Services, representatives of Amdocs, including the Amdocs Personnel, (“Amdocs Representatives”) shall adhere to AT&T Rules and policies, including but not limited to those specified in the AT&T Code of Business Conduct, as amended from time to time, all in accordance with Section 6.3 of the Agreement.

b.	Without limiting the Amdocs obligation in clause (a), Amdocs shall ensure that the personal conduct and comments in the workplace of Amdocs Representatives support a professional environment which is free of inappropriate behavior, language, jokes or actions which could be perceived as sexual harassment or as biased, demeaning, offensive, or derogatory to others based upon race, color, religion, national origin, sex, age, sexual orientation, marital status, veteran’s status or disability. Amdocs further agrees that Amdocs Representatives will refrain from words or conduct that is threatening to and/or disrespectful of others.

c.	Without limiting Amdocs’ obligation in clauses (a) or (b), if AT&T provides Amdocs Representatives access to its computer systems, Amdocs agrees (i) to use such systems in a professional manner, (ii) to use such systems only for business purposes and solely for the purposes of performing under the Agreement, (iii) to use such systems in compliance with AT&T’s applicable standards and guidelines for computer systems use, as outlined in AT&T’s Security Policies and Procedures, and (iv) to use password devices, if applicable and if requested by AT&T. Without limiting the foregoing, any access provided by AT&T, or by virtue of the presence of Amdocs Representatives at AT&T locations, including but not limited to access to intranet and internet services, shall not be used for personal purposes or for any purpose which is not directly related to the Services. Amdocs agrees that Amdocs Representatives must have a valid AT&T business reason to access the intranet and/or the internet from within AT&T’s private corporate network.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

1

Agreement 20070413.019.A.007
Schedule D.3 — AT&T Rules
2.	Access
a.	When appropriate, Amdocs shall have reasonable access to AT&T’s premises during normal business hours, and at such other times as may be agreed upon by the Parties, to enable Amdocs to perform its obligations under the Agreement. Amdocs shall coordinate such access with AT&T’s designated representative prior to visiting such premises. Amdocs will ensure that only Amdocs Representatives will be allowed to enter AT&T’s premises. If AT&T requests Amdocs to discontinue furnishing any person provided by Amdocs from performing Services on AT&T’s premises, in accordance with the terms and conditions of the Agreement, Amdocs shall immediately comply with such request. Such person shall leave AT&T’s premises immediately and Amdocs shall not furnish such person again to perform Services on AT&T’s premises without AT&T’s written consent.

b.	AT&T may require Amdocs or its Amdocs Representatives to exhibit identification credentials, which AT&T may issue, to gain access to AT&T’s premises for the performance of Services. If, for any reason, any Amdocs Representative is no longer performing such Services, Amdocs shall immediately inform AT&T and promptly deliver to AT&T such person’s identification credentials, if issued by AT&T. Amdocs agrees to comply with AT&T’s corporate policy requiring Amdocs Representatives to exhibit their company photo identification in addition to the AT&T issued photo identification when on AT&T’s premises.

c.	Amdocs shall ensure that Amdocs Representatives, while on or off AT&T’s premises, will (i) perform Services which conform to the Specifications, (ii) protect AT&T Data, buildings and structures, (iii) perform Services which do not interfere with AT&T’s business operations, and (iv) perform such Services with care and due regard for the safety, convenience and protection of AT&T, its employees, and its property and in full conformance with the policies specified in the AT&T Code of Business Conduct, which prohibits the possession of a weapon or an implement which can be used as a weapon (a copy of the AT&T Code of Business Conduct is available upon request).

d.	Amdocs shall ensure that all persons furnished by Amdocs work harmoniously with all others when on AT&T’s premises.

e.	In providing the Services, Amdocs may only use citizens of the United States (“US”) to access or display AT&T Data, including Customer Information, for any Government Applications. AT&T shall be responsible to identify for Amdocs any Application classified as a “Government Application.”
3.	AT&T Supplier Information Security Requirements
The following AT&T Supplier Information Security Requirements (“Security Requirements”) apply to Amdocs, its Subcontractors, and each of their employees and/or
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

2

Agreement 20070413.019.A.007
Schedule D.3 — AT&T Rules
temporary workers, contractors, vendors and/or agents who perform Services for, on behalf of, and/or through AT&T (for the purpose of this Appendix, each or all “Supplier”) that include any of the following:
1.	Supplier’s performance of Services that involve the collection, storage, handling, or disposal of AT&T Information;

2.	Supplier-offered or -supported AT&T branded services using non-AT&T network and Information Resources (as defined below);

3.	Connectivity to AT&T non-public networks and Information Resources (as defined below);

4.	Custom software development or software implementation; or

5.	Website hosting and development for AT&T and/or AT&T’s customers.
Supplier represents and warrants that during the term of this Agreement and thereafter (as applicable with respect to Supplier’s obligations under the Survival of Obligations clause) Supplier is, and shall continue to be, in compliance with its obligations as set forth herein. In addition to all other remedies specified in the Agreement, Supplier agrees that AT&T shall be entitled to seek an injunction, specific performance or other equitable relief and be reimbursed the costs (including reasonable attorney’s fees) by Supplier to enforce the obligations in these Security Requirements, including those that survive Termination, Cancellation or expiration of this Agreement. The provisions of this Appendix shall not be deemed to, and shall not, limit any more stringent security or other obligations of the Agreement. Section and paragraph headings contained in parentheses following paragraphs in the table, below, in this Appendix are for reference purposes only and are not to affect the meaning or interpretation of this Agreement.
AT&T reserves the right to update or modify its Security Requirements from time-to-time. Upon notification by AT&T of its need to modify the Security Requirements, Supplier agrees to promptly negotiate in good faith and expedite execution of an amendment to this Agreement to incorporate any such modification. Supplier acknowledges that AT&T may require modifications to Security Requirements upon:
1.	Extension, or renewal of the Agreement;

2.	Any change in work scope or other substantive modification of the Agreement; or

3.	Such time that AT&T deems necessary.
Definitions:
Unless otherwise set forth or expanded herein, defined terms shall have the same meaning as set forth in the main body of the Agreement.
“Customer Facing System” means an Information Resource accessible from public networks which is intended for use by AT&T’s customers which resides in a DMZ, as defined below, and where that DMZ:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

3

Agreement 20070413.019.A.007
Schedule D.3 — AT&T Rules
A.	Is protected by firewalls located between the Internet and the DMZ, between that DMZ and all other DMZs, and between the DMZ and the AT&T intranet,

B.	Prohibits incoming TELNET connections from public networks, and

C.	Prohibits incoming FTP connections from public networks except to specific systems known as “FTP drop boxes”.
Note: A Customer Facing System which also is used by AT&T employees, contractors, vendors or suppliers to perform work on behalf of AT&T is not considered a Customer Facing System when performing such work.
“Demilitarized Zone” or “DMZ” is a network or sub-network that sits between a trusted internal network, such as a corporate private LAN, and an untrusted external network, such as the public Internet. A DMZ helps prevent outside users from gaining direct access to internal Information Resources. The DMZ must be separated from the untrusted external network by use of a firewall and must be separated from the trusted internal network by use of another firewall. Inbound packets from the untrusted external network must terminate within the DMZ and must not be allowed to flow directly through to the trusted internal network. All inbound packets which flow to the trusted internal network must only originate within the DMZ. For additional clarification, see the diagram below; however, the written text shall control with respect to the interpretation of this definition.
“Information Resources” means any systems, applications, and network elements, and the information stored, transmitted, or processed with these resources in conjunction with supporting AT&T and/or used by Supplier in fulfillment of its obligations under this Agreement.
“Sensitive Personal Information” or “SPI” means any information that could be used to uniquely identify, locate, or contact a single person (or potentially be exploited to steal the identity of an individual, commit fraud or perpetuate other crimes). Examples of SPI include, but are not limited to, social security numbers, national, state or province issued identification number, drivers license numbers, dates of birth, bank account numbers, and credit card numbers.
“Strong Encryption” means the use of encryption technologies with minimum key lengths of [**] for symmetric encryption and [**] for asymmetric encryption whose strength provides reasonable assurance that it will protect the encrypted information from
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

4

Agreement 20070413.019.A.007
Schedule D.3 — AT&T Rules
unauthorized access, and is adequate to protect the confidentiality and privacy of the encrypted information.
In accordance with the foregoing, Supplier shall:
System Security
[**]
Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of nine pages were omitted.
The Parties agree that following the FARA Effective Date they will work in good faith to consolidate and rationalize the Confidentiality, Security and other AT&T Rules contained in the various agreements between Amdocs and AT&T with a goal of creating a master security and confidentiality agreement that will be incorporated into each agreement between Amdocs and AT&T and which will set forth, among other things, (i) the confidentiality and security requirements governing all agreements between Amdocs and AT&T, (ii) the process for updating such requirements and notifying Amdocs of such updates, (iii) the timeframes within which new or amended requirements will need to be implemented and (iv) the allocation of costs with respect to any such revisions. The Parties will strive to complete this process prior to the Commencement Date for Zebra Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies, except by written agreement.

5

Agreement No. 20070413.019.A.007
Schedule E — Third Party Software
Schedule E
THIRD PARTY SOFTWARE
This is Schedule E of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0	Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:

Schedule E.a:	Third Party Software (Acme)

Schedule E.b:	Third Party Software (Replica)

Schedule E.c:	Third Party Software (Diamond)

Schedule E.d:	Third Party Software (Zebra)
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

Agreement Number: 20070413.019.A.007
Schedule E.a — Third Party Software (Acme)
Schedule E.a
Third Party Software (Acme)
This is Schedule E.a of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
This Schedule E.a will be updated to reflect Third Party Software determined through the verification of Schedule A.a undertaken pursuant to Schedule G.a, Section 7.8.

Software Supplier Name		Version
(Contract Number)	Software Title	Number	Technology Class

Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of seven pages were omitted.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule E.b — Third Party Software (Replica)
Schedule E.b
Third Party Software (Replica)
This is Schedule E.b of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). This schedule provides a listing of Third Party Software associated with the Replica Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
This Schedule E.b will be updated to reflect Third Party Software determined through the verification of Schedule A.b undertaken pursuant to Schedule G.b, Section 8.0.

Software Supplier Name (Contract Number)	Software Title	Version Number	Technology Class

Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of 23 pages were omitted.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule E.c — Third Party Software (Diamond)
Schedule E.c
Third Party Software (Diamond)
This is Schedule E.c of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). This schedule provides a listing of Third Party Software associated with the Diamond Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
This Schedule E.c will be updated to reflect Third Party Software determined through the verification of Schedule A.c undertaken pursuant to Schedule G.c, Section 8.0.

	Technology:	Technology:	Technology:
Technology: Vendor	Class	Product Name	Product Version

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of seven pages were omitted.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule E.d — Third Party Software (Zebra)
Schedule E.d
Third Party Software (Zebra)
This is Schedule E.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). This schedule provides a listing of Third Party Software associated with the Zebra Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
This Schedule E.d will be updated to reflect Third Party Software determined through the verification of Schedule A.d undertaken pursuant to Schedule G.d Section 8.0.

Software Supplier Name
(Contract Number)	Software Title	Version Number	Technology Class

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of six pages were omitted.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
SCHEDULE F
SERVICE LEVELS
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels

1.0	GENERAL	1

2.0	DEFINITIONS	1

3.0	ATTACHMENTS	1

4.0	REPORTING	2

5.0	SERVICE LEVEL CREDITS	2

6.0	EARN BACK	5

7.0	EXTERNAL PERFORMANCE MEASURES AND EXTERNAL SERVICE LEVELS	6

8.0	NOTICE OF ADDITIONS, DELETIONS AND MODIFICATIONS	6

9.0	ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS	8

10.0	ADDITIONS AND DELETIONS OF KEY MEASUREMENTS	9

11.0	CRITICAL DELIVERABLES	11

12.0	COMMENCEMENT OF OBLIGATIONS	11

13.0	COOPERATION	15

14.0	CONTINUOUS IMPROVEMENT	11

15.0	TIMES	11

16.0	EXCEPTIONS	11

17.0	GENERAL	12
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

i

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
SERVICE LEVELS
This is Schedule F of Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for ADM services.
1.0	GENERAL
This Schedule sets forth certain quantitative Critical Service Levels (also referred to herein as “CSLs”), Key Measurements (also referred to herein as “KMs”) and Critical Deliverables against which Amdocs’ performance shall be measured. As of the applicable Commencement Date, Amdocs will perform the Services at or above the performance levels described in this Schedule.
2.0	DEFINITIONS
Terms used herein with initial capital letters shall have the respective meanings set forth in the Agreement or its Schedules (including Attachment E to this Schedule F).
3.0	ATTACHMENTS
The following Attachments are hereby incorporated by reference:

Attachment A.a:	Service Level Matrix for Critical Service Levels and Key Measurements (Acme)

Attachment A.b:	Service Level Matrix for Critical Service Levels and Key Measurements (Replica, Diamond & Zebra)

Attachment B.a:	Service Level Definitions (Acme)

Attachment B.b:	Service Level definitions (Replica)

Attachment B.c:	Service Level definitions (Diamond)

Attachment B.d:	Service Level definitions (Zebra)

Attachment C.a:	Critical Deliverables (Acme)

Attachment C.b:	Critical Deliverables (Replica)

Attachment C.d:	Critical Deliverables (Zebra)
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels

Attachment D:	Function Points

Attachment E:	SLA Terms and Glossary
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
4.0	REPORTING
Unless otherwise specified in this Schedule, each Critical Service Level and Key Measurement shall be measured and reported on a monthly basis beginning on the applicable Commencement Date; provided, however, to the extent that [**]. By the [**], Amdocs shall provide to AT&T, [**]. At AT&T’s request, Amdocs [**].
Amdocs shall provide [**], and Amdocs shall provide [**] during the Term. In [**], AT&T shall on a [**]. Should AT&T [**], or if AT&T [**] Amdocs [**], then AT&T and Amdocs will [**]. If agreement [**] AT&T.
[**] by Amdocs as such [**].
Amdocs will [**] for which Amdocs [**] meet the Service Levels by:
1.	Promptly [**] conducted in accordance with Section 7.3 of the Agreement;

2.	Promptly [**] set forth in Schedule D, Part 5, Policy and Procedures Manual;

3.	Using [**] as soon as practicable;

4.	Advising AT&T [**];

5.	Providing [**]; and

6.	Making [**].

5.0	SERVICE LEVEL CREDITS

1.	Monthly Measures
In the event of a Service Level Failure in respect of Critical Service Levels which are measured on a monthly basis, Amdocs shall provide AT&T credits as defined below:
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
1.1	Schedule F, Attachment A sets forth the information required to calculate the credits that Supplier shall pay to AT&T (or apply against Monthly Charges) in the event of a Service Level Failure of a Critical Service Level (“Service Level Credit”). For each such Service Level Failure, Amdocs shall pay to AT&T, or credit against Monthly Charges, subject to the limitations set forth herein, a Service Level Credit that will be calculated in accordance with the following formula:
Service Level Credit = [**]

For example only, assume that Supplier fails to meet the Minimum Service Level with respect to a Critical Service Level (as set forth in Schedule F, Attachment A) and consequently a Minimum Service Level Failure results Also, assume that:
•	[**];
then the Service Level Credit due to AT&T for such Service Level Failure would be computed as follows:
[**]
2.	If more than one (1) Service Level Failure occurs in a single Measurement Period, the [**] Expected Service Level Failure. [**] Expected Service Level [**].

3.	If a Minimum Service Level Failure [**] the applicable Service Level Credit shall be [**]. For clarity, the applicable Service Level Credit shall only be [**].

4.	[**], Amdocs shall notify AT&T in writing of any Service Level Failures [**] with such Service Level Failures, which notice shall be included [**]; provided that Service Level [**], but not later than [**]. The monthly reports shall also describe [**] the month.

5.	The total amount of Service Level Credits that Amdocs will be obligated to pay or credit to AT&T with respect to Service Level Failures occurring each Measurement Period shall be reflected on the invoice that contains charges for the month [**]; provided that such payment or credit may be [**], but not later than [**]. For example, the amount of Service Level Credits to be paid or credited with respect to Service Level Failures occurring in August shall be set forth in the invoice [**].

6.	In no event and prior to any doubling of a Service Level Credit pursuant to paragraph 3 above shall an individual Service Level Credit for a monthly Measurement Period be greater than the lesser of (i) [**] percent ([**]%) of the Total Monthly At Risk Amount for such Measurement Period, or (ii) [**] dollars ($[**]). For the avoidance of doubt, in no event shall the amount of a doubled Service Level Credit pursuant to paragraph 3
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
above exceed the lesser of (i) [**] percent ([**]%) of the Total Monthly At Risk Amount for the applicable Measurement Period, or (ii) [**] dollars ($[**]).

2.	Annual Measures
In the event of a Service Level Failure in respect of Critical Service Levels which are measured on an annual basis, Amdocs shall provide AT&T credits as defined below: All annually assessed Service Levels will be assessed over the respective calendar year.
2.1	Schedule F, Attachment A sets forth the information required to calculate the credits that Supplier shall pay to AT&T (or apply against Monthly Charges) in the event of a Service Level Failure of a Critical Service Level (“Service Level Credit”). For each such Service Level Failure, Amdocs shall pay to AT&T, or credit against Monthly Charges, subject to the limitations set forth herein, a Service Level Credit that will be calculated in accordance with the following formula:
Service Level Credit = [**].

For example only, assume that Supplier fails to meet the Expected Service Level with respect to an annually assessed Critical Service Level for a calendar year (as set forth in Schedule F, Attachment A). Also, assume that:
•	[**];
then the Service Level Credit due to AT&T for such Service Level Failure would be computed as follows:
[**]
Notwithstanding this Section 5.0 (2.1), Critical Service Levels defined in Schedule F Attachment B.a,B.b, B.c, and B.d may include mechanisms by which the Service Level Credit calculation associated with a Critical Service Level assessed annually will be adjusted depending on the [**]. Other mechanisms may also specify an adjustment to the Service Level Credit calculation identified in Section 5.0 (2.1) (for example, [**].
2.2.	[**], Amdocs shall notify AT&T in writing of any Service Level Failures [**].
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
2.3.	In no event shall the aggregate of all Service Level Credits payable or creditable to AT&T under this Schedule in any calendar year, whether as the result of Monthly or Annual Service Level Credits, exceed an amount equal to [**] percent ([**]%) of the aggregate monthly Charges paid by AT&T to Amdocs during the corresponding calendar year.

2.4	In no event shall an individual Service Level Credit for an annual Measurement Period be greater than the lesser of [**] percent ([**]%) of the Total Annual At Risk Amount for such Measurement Period or [**] the monthly single Service Level Credit maximum of [**] dollars ($[**]). For avoidance of doubt this is equal to [**] dollars ($[**]).

6.0	EARN BACK
Amdocs shall have the right to Earn Back Service Level Credits on monthly measured Service Levels as follows:1. Within fifteen (15) days after the end of each Contract Year, Amdocs shall deliver a report to AT&T that will include, with respect to each Critical Service Level for which there was a Service Level Failure during the preceding Contract Year, the following:
1.1.	Statistics on Amdocs’ monthly performance for each Measurement Period during the preceding Contract Year.

1.2.	The Yearly Performance Average.

1.3.	The total Service Level Credits imposed for that Critical Service Level.
2.	If, during the preceding Contract Year, Amdocs achieved a Yearly Performance Average in a Critical Service Level (for which the Expected Service Level is different from the Minimum Service Level) that [**] during that preceding Contract Year, Amdocs will [**] for that Critical Service Level. [**] Service Level [**] for that Service [**].The Service Level Credits that Amdocs has Earned Back shall be credited to Amdocs on the monthly invoice reflecting charges for the first month following the month [**]. In the case where there will be no further invoices, AT&T will pay the amount of the Earn Back to Amdocs within [**] after the end of the last month of the Term.

If the Critical Service Level was in effect for less than the entire Contract Year, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Critical Service Level was in effect. If the Agreement or any portion thereof is terminated prior to the end of the Term, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Agreement was in effect. These Earn Back provisions shall only affect Amdocs’ ability to [**] the Agreement or any other AT&T rights or remedies.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
For avoidance of doubt, Service Level Failures in respect of Critical Service Levels which are measured on an annual basis are not eligible for Earn Back under this Section 6.0.
7.0	EXTERNAL PERFORMANCE MEASURES AND EXTERNAL SERVICE LEVELS
Federal and State regulatory authorities have mandated that AT&T maintain External Performance Measures to [**] with which AT&T has [**]. Federal or State regulatory authorities may, at any time, require modifications, additions or deletions to External Performance Measures, either as part of an independent docket or rulemaking or as part of an ICA arbitration [**].
Amdocs shall deliver the Services to AT&T [**] prescribed by Federal and/or State regulatory authorities. [**] AT&T to State regulatory commissions in compliance with regulatory requirements. The External Service Level results shall be calculated on a [**] or, as requested by AT&T, by Amdocs personnel and provided by Amdocs [**].
In the event Federal or State regulatory authorities no longer require AT&T to [**], and AT&T ceases [**]. Consistent with [**], AT&T will provide [**].
For some of the [**]. For these [**]. In a given month, if the [**], AT&T’s [**]. Amdocs may [**], in which case [**].
AT&T’s [**]. In addition, if Amdocs [**], Amdocs will [**].
8.0	NOTICE OF ADDITIONS, DELETIONS AND MODIFICATIONS

1.	General. Critical Service Levels, associated Service Level [**] and Key Measurements may be added, deleted or modified [**], as specified herein. For example, additions or substitutions may occur in conjunction with changes to the environment and the introduction of new Equipment or Software or means of Service delivery; provided, however, that where such Equipment or Software or means of Service delivery is a replacement or upgrade of existing technology, there shall be a presumption of equivalent or improved performance.

AT&T will send written notice to Amdocs at least [**] days prior to the effective date of the additions, deletions or modifications to Service Levels, which include the movement of Critical Service Levels to Key Measurements or Key Measurements to Critical Service Levels, or modifications to individual Service Level [**]. AT&T may send only one (1) such notice, [**].
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
2.	Additions, Deletions or Modifications and Setting Service Level Targets at Commencement Date. Both AT&T and Amdocs acknowledge that AT&T may add, delete or modify Critical Service Levels and Key Measurements during the [**] following the applicable Commencement Date and these changes will not count as [**]. AT&T and Amdocs also acknowledge that [**] as of the applicable Commencement Date may not [**] as of the applicable Commencement Date. [**], AT&T and Amdocs agree to work [**] during a [**] for Expected Service Levels and, where applicable, Minimum Service Levels using industry standard measures, [**]. Both Parties agree that:
2.1	For Service Levels that are assessed monthly where at least [**] of service measurements (including AT&T-provided services) exist for a particular Service, the [**]; the Expected Service Level shall then be [**]; and the Minimum Service Level shall be [**].

For Service Levels that are assessed annually, where [**] of service measurements (including AT&T-provided services) exist for a particular Service, the Expected target will be set using the [**] of service measurements. Where at least [**] of service measurements exist for a particular Service (including AT&T-provided services), the Expected target will be set using [**] of service measurements. For Expected targets set using [**] of service measurements, either Party may request to readjust the Expected target at the end of [**] of service measurements, which readjustment will be subject to agreement of the Parties.

2.2	[**], the Parties agree as follows:
2.2.1	to work together in good faith to agree on Expected Service Levels and Minimum Service Levels using industry standard measures, [**]; and

2.2.2	in the event the Parties [**], Amdocs will [**], AT&T may notify Amdocs to calculate Service Level Targets as follows:

[**]
2.3	Where an annually assessed Service Level is effective during a calendar year with less than [**] remaining in the calendar year, the results for the service measure will be [**]. For example, if the Service Level is effective in [**] of a calendar year, the service measurements for that Service Level will be [**].
For annually assessed Service Levels that are effective with at least [**] remaining in the calendar year, the Expected Service Level will be based on the number of effective months of service measurements in the respective calendar year. [**].
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
2.4.	If Amdocs [**] constructed according to the following: [**]. By way of example, [**], respectively. Notwithstanding the foregoing, in the case of a [**].
9.0	ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS
AT&T may add, modify or delete Critical Service Levels as follows:
1.	Additions. Expected Service Levels and Minimum Service Levels associated with added Critical Service Levels will be computed as follows:
1.1.	The Parties shall attempt in good faith to agree during a [**] period on an Expected Service Level and, where applicable, a Minimum Service Level using, as appropriate, industry standard measures or [**].

1.2	In the event the Parties have been unable to agree pursuant to paragraph 1.1 in this Section 9.0, then for Service Levels assessed monthly, where at least [**] of service measurements (including AT&T-provided services) exist for a particular Service, [**]; the Expected Service Level shall then be [**]; and the Minimum Service Level shall be [**]. For Service Levels that are assessed annually, the [**] of data will be [**] which will be established as the Expected Service Level . Either Party may request to readjust the Expected target at the end of [**] of service measurements which readjustment will be subject to the agreement of the Parties.

1.3	Where an annually assessed Service Level is effective during a calendar year with less than [**] remaining in the calendar year, the results for the service measure will [**]. For example, if the Service Level is effective in [**] of a calendar year, the service measurements for that Service Level will be [**].

For annually assessed Service Levels that are effective with at least [**] remaining in the calendar year, the Expected Service Level will be based on the number of effective months of service measurements in the respective calendar year. [**].

1.3.	[**], the Parties shall do the following:
1.3.1	Amdocs shall [**] in accordance with the Change Management Procedures.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
1.3.2.	[**] as described below, AT&T may at any time in writing request [**] the Expected Service Level and, where applicable, a Minimum Service Level.

1.3.3.	If Amdocs [**] shall be constructed according to the following: [**]. By way of example, [**], respectively. Notwithstanding the foregoing, in the case of a [**].
1.4.	Notwithstanding the foregoing, upon the introduction of new Application Software, the Expected Service Level and Minimum Service Level for the Availability of such new Application Software shall be as defined in the new Application Software Order if such Expected Service Level or Minimum Service Level shall be different from the Expected Service Level or Minimum Service Level for the then-existing Application Software. Following installation, Amdocs shall [**].
2.	Promotions and Demotions. AT&T may designate existing Critical Service Levels as Key Measurements and promote existing Key Measurements to Critical Service Levels. AT&T may make changes to the Service Level [**] for any Critical Service Level including changes in connection with the addition or deletion of Critical Service Levels or Key Measurements. A Key Measurement that is subject to the foregoing plan requirement and is promoted to be a Critical Service Level will not be subject to Service Level Credits until such time that the agreed-upon improvement plan is completed (without regard to the timing restraints of Section 8.0).

3.	Deletions. AT&T may delete Critical Service Levels.

4.	Impact of Additions, Modifications and Deletions of Critical Service Levels on Service Level [**]. When adding, modifying or deleting a Critical Service Level, AT&T may [**]. If AT&T adds a Critical Service Level [**].

10.0	ADDITIONS AND DELETIONS OF KEY MEASUREMENTS
AT&T may add or delete Key Measurements as follows:
1.	Additions. Expected Service Levels and Minimum Service Levels associated with added Key Measurements will be computed as follows:
1.1.	The Parties shall attempt in good faith to agree during a [**] period on an Expected Service Level and a Minimum Service Level using, as appropriate, industry standard measures or [**].

1.2	In the event the Parties have been unable to agree pursuant to paragraph 1.1 above in this Section 10.0, then, where at least [**] of service measurements
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
(including AT&T-provided services) exist for a particular Service, [**], the Expected Service Level shall then be [**] and the Minimum Service Level shall be [**]. For Service Levels that are assessed annually, the [**] of data will be aggregated by an equitable method to represent a full calendar year’s worth of data which will be established as the Expected Service Level. Either Party may request to readjust the Expected Service Level target at the end of [**] of service measurements, which readjustment will be subject to the agreement of the Parties.1.3 Where an annually assessed Service Level is effective during a calendar year with less than [**] remaining in the calendar year, the results for the service measure will be [**]. For example, if the Service Level is effective in [**] of a calendar year, the service measurements for that Service Level will be [**].

For annually assessed Service Levels that are effective with at least [**] remaining in the calendar year, the Expected Service Level will be based on the [**].

1.4.	Where the Parties fail to agree (pursuant to paragraph 1.1 in this Section 10.0) and [**], the Parties shall do the following:
1.4.1	Amdocs shall begin providing monthly measurements within [**] after Amdocs’ receipt of AT&T’s written request and subject to agreement on such measurements in accordance with the Change Management Procedures.

1.4.2.	[**] as described below, AT&T may at any time in writing request [**] the Expected Service Level and Minimum Service Level.

1.4.3.	If Amdocs [**] shall be constructed according to the following: [**]. By way of example, [**], respectively. Notwithstanding the foregoing, in the case of a [**].
1.4.	Notwithstanding the foregoing, upon the introduction of a new Application Software, the Expected Service Level and Minimum Service Level of the Key Measurement for the Availability of such Application Software shall be as defined in the new Application Software Order if such Expected Service Level or Minimum Service Level shall be different from the Expected Service Level or Minimum Service Level for the then existing Application Software. Following installation, Amdocs shall [**].
2.	Deletions. AT&T may delete Key Measurements.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
11.0	CRITICAL DELIVERABLES
Schedule F, Attachment C sets forth the Critical Deliverables [**] in the event that Amdocs [**] the Critical Deliverables within the time period as specified in Schedule F, Attachment C. [**] shall not be included in the [**] charges for the month following the month during which [**]. For example, the [**] shall be set forth in the invoice [**].
12.0	COMMENCEMENT OF OBLIGATIONS
The obligations set forth herein shall commence on the applicable Commencement Date or as otherwise specified in Schedule F, Attachment A referencing the column “Com + mos**.” The numbers used in the column “Com + mos**” are in the format where “X” represents the number of months after the applicable Commencement Date when Amdocs will begin being responsible for Service Level [**].
Open issues in Attachment B.d will be resolved by the Parties by the Zebra Services Commencement Date. Issues regarding the alignment of all Acme Services, Replica Services, and Diamond Services to a model consistent with the Service Level Simplification Framework shall be addressed and resolved within [**] days of the Zebra Services Commencement Date jointly by the Parties.
13.0	COOPERATION
The achievement of Service Levels may require the coordinated, collaborative effort of Amdocs with third parties. Amdocs will provide a single point of contact for the prompt resolution of all Service Level Failures, regardless of whether the reason for such Service Level Failures was caused by Amdocs.
14.0	RESERVED

15.0	TIMES
Unless otherwise set forth herein, all references in this Schedule to times shall refer to local times of applicable location.
16.0	EXCEPTIONS
Without derogating from and subject to the provisions of Section 10.2 of the Agreement, Amdocs shall only be responsible for a Service Level [**] for (i) failure to meet a Service Level to the extent that such failure is attributable to a root cause under Amdocs’ responsibility, or (ii) to the extent that such failure is not directly attributable to any of the following:
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F — Service Levels
1.	[**], for which [**].

2.	[**].

3.	Circumstances that excuse performance in connection with a Force Majeure Event as specified in Section 18.2 of the Agreement.

4.	Execution of the Business Continuity Plan, Schedule D, Part 2, in support of an AT&T declared disaster.

5.	[**].

6.	[**] under this Agreement, of which Amdocs has [**].
Any situation which may constitute an exception or escalation will be handled using the escalation procedures defined in Schedule D, Part 4 and in a manner consistent with Section 10.2 of the Agreement.
17.0	GENERAL
Except in the case of Critical Service Levels which encompass common activities, if a single incident (other than Supplier’s failure to perform in a manner meeting the Critical Service Levels) impacts multiple Critical Service Levels and results in multiple Service Level Credits otherwise being available within a single Measurement Period, AT&T shall have the right to select any one of such multiple Service Level Credits, but shall not be entitled to all such Service Level Credits.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment A.a
CSL
Critical Service Levels

[**]	Comm +	Operational			Measurement
[**]	mos	Y or N	Expected	Minimum	Window	[**]	[**]	[**]
Confidential Materials omitted and filed separately with the Securities and Exchange Commission.
A total of two pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment A.a
ESL-Complex Target Detail
External Service Levels — Complex Target Detail
Confidential materials omitted and filed with the Securities and Exchange Commission. A total of six pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule F Attachment A.a
External Service Levels

	Comm +	Operational			Measurement
External Service Levels	mos	Y or N	Expected	Minimum	Window
Confidential Materials omitted and filed separately with the Securities and Exchange Commission.
A total of two pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment A.a
Key Measurements
Key Measurements

Measure # in Schedule F			Decription	Comm +			Measurement
Attachment B.a	Metric	Type	Y or N	mos	Expected	Minimum	Window
1)	[**]
2)	[**]
3)	[**]
4)	[**]
7)	[**]
8)	[**]
31)	[**]
32)	[**]
33)	[**]
34)	[**]
35)	[**]
36)	[**]
38)	[**]
43)	[**]
44)	[**]
45)	[**]
46)	[**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment A.a
Key Measurements-Acme SE
Key Measurements

Measure # in
Schedule F		Comm +			Measurement
Attachment B.a	ADM	mos	Expected	Minimum	Window
1)	[**]				[**]
2)	[**]				[**]
4)	[**]				[**]
5)	[**]				[**]
11)	[**]		[**]	[**]	[**]
13)	[**]		[**]	[**]	[**]	[**]	[**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule F Attachment A.a
SEEMS (OS SE)
OWS SE ESL (External Service Levels) SEEMS Measurements
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of three pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule F Attachment A.a
MTTR Service Level Credit
Confidential materials omitted and filed separately
with the Securities and Exchange Commission. A total of two pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Total Points
Acme	[**]
Total Points	[**]

Agreement Number: 20070413.019.A.007
Schedule F, Attachment A.b
Critical Service Levels
Critical Service Levels
Confidential materials omitted and filed separately with the Securities and Exchange Commission. Commission. A total of two pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, and is not for distribution within or outside those companies.

1

Agreement 20070413.019.A.007
Schedule F Attachment A.b
Service Level Matrix- Replica
CSL Tiered Penalty Models
Tiered Penalty Structures for Replica/Diamond/Zebra Annual CSLs

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of two pages were omitted.
[**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

20070413.019.A.007
Schedule F, Attachment A.b
Key Measurements-Replica

# in Schedule F	Key Measurements
Attachment B.b	ADM	Comm + mos	Expected	Minimum	Window
Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of 11 pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution within or outside those companies.

2

Agreement 20070413.019.A.007
Schedule F, Attachment A.b
Key Measurements-Diamond

Key Measurements				Measurement
ADM	Comm + mos	Expected	Minimum	Window
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. [**]
RESTRICTED — PROPRIETARY INFORMATION
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution within or outside those companies.

3

Schedule F Attach A.b
Total Allocation A.a and A.b

Acme SLAs	[**]
Replica	[**]
Diamond	[**]
Zebra	[**]
Total SLAs	[**]
Total 0 SLAs	[**]
Point value	[**]

Schedule A.a	[**]
Schedule A.b	[**]
[**]
RESTRICTED-PROPRIETARY INFORMATION

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
Schedule F, Attachment B.a
Service Level Definitions (Acme)
This is Schedule F, Attachment B.a (Part I) of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”) and provides qualitative descriptions of the Service Levels applicable to the Services performed for the Acme Applications. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
As provided in the Transition Plan, during the Transition Period, the Parties will document the AT&T definitions for the Service Levels specified in Schedule F, Attachment B existing as of the Effective Date. Such definitions shall include the scope of the Services measured and the method of calculating compliance with such Service Levels, all in accordance with AT&T’s historical practices and procedures.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
1.	CRITICAL SERVICE LEVELS
CSL01 — Committed Availability of On-line Mission Critical
Applications
1.1	Applicable Region(s)

Applies to all Region(s)

1.2	Service To Be Measured
This measurement tracks the Availability of the On-line Mission Critical applications (“MCA”) during their scheduled service times.
1.3	Metric Definition
[**]
1.4	Specific Exclusions
The scheduled availability will exclude time for [**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL05— Mean Time to Restore (MTTR) within [**] —
Mission Critical Applications

Measure Name:	Mean Time to Restore (“MTTR”), Mission Critical Applications (“MCAs”)

Service Level Type:	Critical Service Level

Effective Date:	1/1/2009

Definition:	[**]

Base Measures:	[**]

Measurement/	[**]
Reporting Frequency:

Assessment:	[**]

Data Source:	[**]

Scope:

Reporting
Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL17 ADM Project Delivery Timeliness —
Retail, Wholesale Access, Wholesale Local and EBTA
1.0	Applicable Region(s)

This measure applies to [**], but will be tracked at the project level [**].

1/1	Service To Be Measured

ADM Project Delivery Timeliness [**].

1.2	Metric Definition
[**].
1.3	Specific Exclusions

No exclusions. [**].

1.4	Source & Tracking Methods
[**].
1.5	Scope (Applications, jobs, db, etc.) and Schedules

[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CLS63 (Wholesale) & CLS69 (Retail) — Project Deliverable
Quality
1.1	Applicable Region(s)

Measurement will be tracked [**]

1.2	Service to be measured
This measurement tracks the system test defects found in test and defects that [**].
1.3	Metric Definition
[**].
Specific Exclusions
[**].
1.4	Data Source & Tracking methods
[**].
1.5	Scope (Applications, Projects, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL64 — DSL pricing/promotion acceleration of projects to do within
[**]
1.1	Applicable Region(s)

This measure applies to the [**], and will be tracked at the project level.

1.2	Service To Be Measured
DSL Pricing/Promotions — [**].
Types of DSL projects that are in scope include:
[**]
Types of DSL projects that are NOT in scope include:
•	[**]
1.3	Metric Definition
[**].
1.4	Specific Exclusions
Types of DSL projects that are NOT in scope include:
[**]
1.5	Data Source & Tracking Methods
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
[**].
1.6	Scope (Applications, Projects,etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL73 — SOX Controls Deliverable Met — Service Order
Processing
1.1	Applicable Region(s)

Measurement will be tracked [**]

1.2	Service to be measured
This measurement tracks the number of SOX Controls issues identified in the SOX Controls testing during their scheduled Service times.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods (Source Data Needed)
[**].
1.6	Audit-Coordination Process
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL75, CSL 76 & CSL 77 — Committed E911 File Delivery —
[**]
1.1	Applicable Region(s)

[**]

1.2	Service To Be Measured
This measurement tracks the Delivery of the E911 File during their scheduled Service times.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL21 (Retail) & CSL21.1 (Wholesale) Decrease Production
Defects, Mission Critical Applications
1.1	Applicable Region(s)
This measurement will be tracked [**]. The results will be determined on an enterprise-wide basis.
1.2	Service to be measured
[**]. The decrease in MCAs production defects will be measured [**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source and Tracking Methods
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL119 — Severity 1 On-line Mission Critical
Applications Defects Resolved Within [**]
1.1	Applicable Region(s)
Service level performance tracking for this metric is applicable for [**] MCAs in the O&WS organization.
1.2	Service To Be Measured
Percent of Severity 1 MCAs defects resolved within [**]
1.3	Metric Definition
Percent problems closed within required time shall be calculated as:
[**]

1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
CSL 121 — [**] work efforts: Phase 2 Time & Cost (“T&C(1)”) Estimate +/- 25% of actuals
1.1	Applicable Region(s)
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
Service level performance tracking for this metric will apply [**].
1.2	Service To Be Measured
This measurement will monitor the quality of Amdocs’ estimates during Requirements and Funding (Phase 2), and Design, Development & Pre-Production Test (Phase 3) for project development work as tracked by AT&T Project Management. Improving project resource estimates will increase project throughput and resource allocation and result in cost improvements for both Amdocs and AT&T.
[**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions

[**]

1.5	Data sources & Performance Tracking
[**].
1.6	Performance Reporting
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
2.	KEY MEASURES
KM 1 — Rapid Deployment (RD) —New Templates
1.	General Information
1.1.	Metric Name
KM1 — Rapid Deployment — New Templates

1.2.	Metric Type

This metric is a Key Measure (KM).

1.3.	Applicable Region(s)

Measurement will be tracked in [**].

1.4.	Measured Today

This measure is currently being tracked today.

1.5.	Effective Date

(Please leave this empty)
2.	Metric Details
2.1.	Service To Be Measured
Amdocs will provide counts of completed RD new templates monthly. Rapid Deployments new templates will be deemed completed when they are made ready for the use by Amdocs for the authorized user with full functionality and performance during the measured year. Additionally, Amdocs will provide monthly counts of implementations of new/existing RD templates deployed during the year.
1.1.	Metric Definition
[**].
1.2.	Specific Exclusions
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
There are no specific exclusions.
1.3.	Service Level Target
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 2 — 3 — SOX/Non SOX Control Compliance
1.	General Information
1.1.	Metric Name

KM02- SOX Controls audits compliance

KM03 — SOX/Non-SOX Control audit Rating

1.2.	Metric Type

This metric is a Key Measure (KM).

1.3.	Applicable Region(s)

Measurement will be tracked in [**].

1.4.	Measured Today

Currently no inadequacy. [**]

1.5.	Effective Date

10/01/07
2.	Metric Details
2.1.	Service To Be Measured
The objective of this Key Measure is to ensure that all identified and documented SOX and Non-SOX control procedures [**]. This Key Measure will also apply to [**].
2.2.	Metric Definition
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
[**].
2.3.	Specific Exclusions
[**]
2.4.	Performance Tracking and Reporting
2.4.1.	Data Source & Tracking Methods
[**]
2.4.2.	Scope (Applications, jobs, db, etc.) and Schedules

[**]	[**]
[**]	[**]
[**]	[**]

[**]	[**]
[**]	[**]
[**]	[**]

[**]	[**]
[**]	[**]

[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
[**]
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)

[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 4 — Procedural outages NOT to exceed % of total annual outages
1.	General Information
1.1.	Metric Name

KM 4 — Procedural outages NOT to exceed % of total annual outages

1.2.	Metric Type

This metric is a Key Measure (KM).

1.3.	Applicable Region(s)

Service level performance tracking for this metric is applicable for [**]

1.4.	Effective Date

TBD

1.5.	Measured Today
2.	Metric Details
2.1.	Service To Be Measured
A procedural outage is defined to be the result of an operator, vendor, or client error. This may also include failed processes that are either documented or undocumented. Today, these outages are measured by Outage Management and reported on the ITO Metrics Website at in the Mission Critical Target Tracker Report located at http://pactime1.sbc.com/metrics/ytdmcout.pdf
2.2.	Metric definition
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
2.3.	Specific Exclusions
[**].
2.4.	Service Level Target
[**].
2.5.	Performance Tracking and Reporting
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 8 — On-line Application Response Time — ASON/ASON+
1.	General Information
1.1.	Metric Name

KM 8 — On-line Application Response Time — ASON/ASON+

1.2.	Metric Type

This metric is a Key Measure (KM).

1.3.	Applicable Region(s)

Measurement will be tracked in [**].

1.4.	Measured Today

This measure is currently being tracked today.

1.5.	Effective Date

October 1, 2007
2.	Metric Details
2.1.	Service To Be Measured
Amdocs will provide the average response time for any retail mission critical on-line applications. Current mission critical applications with on-line systems include the following:
ASON/ASON+ — Ameritech Service Order Negotiation for [**]
2.2.	Metric Definition
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
2.3.	Specific Exclusions
Non-mission critical applications are excluded.
2.4.	Service Level Target
[**].
2.5.	Performance Tracking and Reporting
1.1.1.	Data Source & Tracking Methods
[**].
1.1.2.	Scope (Applications, jobs, db, etc.) and Schedules
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 31 — Time Reporting
1.	General Information
1.1.	Metric Name

KM 31 — Time Reporting

1.2.	Metric Type

This metric is a Key Measure (KM).

1.3.	Applicable Region(s)

Measurement will be tracked in [**].

1.4.	Measured Today

This measure is currently being tracked today.

1.5.	Effective Date

(Please leave this empty)
2.	Metric Details
2.1.	Service To Be Measured
This measure measures time reporting completed by the last work day of the month by all Amdocs personnel, including third-party contractors.
2.2.	Metric Definition
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
2.3.	Specific Exclusions
There are no exclusions for this measure.
2.4.	Service Level Target
[**]
2.5.	Performance Tracking and Reporting
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 32 — Service Order Recovery Notification
1.	General Information
1.1.	Metric Name

KM 32 — Service Order Recovery Notification

1.2.	Metric Type

This metric is a Key Measure (KM).

1.3.	Applicable Region(s)

Measurement will be tracked in [**].

1.4.	Measured Today

This measurement activity is currently being performed today; however, no historical data exists.

1.5.	Effective Date

(Please leave this empty)
2.	Metric Details
2.1.	Service To Be Measured
Amdocs will provide AT&T with notification and documentation of service order recovery activities involving the Amdocs applications listed below. Notification will be provided in a timely fashion; i.e., after it is determined that the service order recovery process will be required. Additional status documentation will be provided to AT&T within the accepted guidelines. Notification and documentation will be provided by Amdocs regardless of whether the problem or issue that created the need for the recovery is root-caused to Amdocs or AT&T. Primary applications currently involved in service order recovery activities include the following systems:
•	ASON/ASON+ — Ameritech Service Order Negotiation for [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
•	TCS — Telemarketing Control System for [**]

•	ROS — Rapid Order System for [**]

•	SORD — Service Order Retrieval and Distribution for [**]
2.2.	Metric Definition
[**].
2.3.	Specific Exclusions
[**].
2.4.	Service Level Target
[**]
2.5.	Performance Tracking and Reporting
2.5.1.	Data Source & Tracking methods
[**].
2.5.2.	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 33-36 Retail and Wholesale MC APP, Severity 2 and 3 Defects Corrected within X days
1.	General Information
1.1.	Metric Name
[**]
1.2.	Metric Type
This metric is a Key Measure (KM)
1.3.	Applicable Region(s)
Service level performance tracking for this metric is applicable for [**].
1.4.	Effective Date
Sev 2 and Sev3 defects assigned to Amdocs on July 2007.
1.5.	Measured as of Effective Date
[**]
2.	Metric Details
2.1.	Service to be measured
Percent of severity 2 and severity 3 O&WS Mission Critical Applications defects closed within SLA.
2.2.	Metric Definition
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
2.3.	Specific Exclusions
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 43 — [**] SQA Process Audit Compliance
1.	General Information
1.1.	Metric Name

KM 43 — [**] SQA Process Audit Compliance

1.2.	Metric Type

This metric is a Key Measure (KM).

1.3.	Applicable Region(s)

Measurement will be tracked in [**].

1.4.	Measured Today

1.5.	Effective Date

(Please leave this empty)
2.	Metric Details
2.1.	Service To Be Measured
This measurement measures the level of observed [**] compliance and report results to all levels of Leadership.
2.2.	Metric Definition
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
2.3.	Specific Exclusions
[**].
2.4.	Service Level Target
[**].
2.5.	Performance Tracking and Reporting
2.5.1.	Data Source & Tracking Methods
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
KM 46 — Customer Satisfaction

Measure Name:	Customer Satisfaction

Service Level Type:	Key

Definition:	Customer Satisfaction is the [**]

[**]
Base Measures:

Measurement/	[**]
Reporting Frequency:

Assessment:	[**]

Data Source:	[**]

Selected Questions	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
3.	EXTERNAL SERVICE LEVELS
ESL71 — Performance Measurement Reporting Timeliness
1.1	Applicable Region(s)
Measurement will be tracked [**].
1.2	Service To Be Measured
Definition: Number of measures not produced in time for AT&T to [**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL83 — State PM 2 — Percent Pre-Ordering Responses
Received within X seconds — [**].
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
[**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL84 — PM04-OSS INTERFACE AVAILABILITY — [**].
1.1	Applicable Region(s)

Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition: Percent of time OSS interface is available compared to scheduled availability.
1.3	Metric Definition
[**].
1.4	Specific Exclusions

[**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 85 — Percent Mechanized Completions Sent/Made
Available Within [**] of Work Completion — [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
This measurement tracks the Percent mechanized completions sent/made available within [**].
1.3	Metric Definition
[**].
Calculation of measure:
[**].
1.4	Specific Exclusions

[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 87 — PM124-TIMELY RESOLUTION OF SIGNIFICANT
SOFTWARE FAILURES RELATED WITH RELEASES-[**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition: Measures timely resolution of software errors after a release that is having a significant impact on CLEC business activity.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL88 — PM124.1-TEST ENVIRONMENT AVAILABILITY — [**].
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured

Definition: Extent that the Joint Test Environment is actually available to CLECs.
1.3	Metric Definition

[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 89 — PM 2a-Percent Responses Received within [**] —
OSS Interfaces — [**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition: The percent of responses completed in [**] for pre-order interfaces ([**]) by function.
1.3	Metric Definition

[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 90 — Percent Mechanized Completions Returned Within
[**] of Work Completion — [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
This measurement tracks the Percent mechanized completion notifications returned within [**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 92 — PM42-PERCENTAGE OF TIME INTERFACE IS AVAILABLE — [**]
1.1	Applicable Region(s)
Measurement will be tracked in: [**]
1.2	Service To Be Measured
Definition: Percent of time OSS interface is available compared to scheduled availability.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 95 — PM19-OSS INTERFACE AVAILABILITY — [**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition: Percent of time OSS interface is available compared to scheduled availability.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
•	None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 96 — PM 2a-Percent Responses Received within [**] —
OSS Interfaces — [**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition:
The percent of responses completed in [**] for pre-order interfaces ([**]) by function.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 99.1 through ESL99.5 — PM02 Percent Responses Received Within [**] OSS Interfaces — [**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition: The percent of responses completed in [**] for pre-order interfaces ([**]) by function.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 100 & ESL 100.1 — PM04-OSS DEFECTS PER MILLION
OPPORTUNITIES (DPMO) — [**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
Versions are: [**].
1.2	Service To Be Measured
OSS Interface Defects per Million Minutes Opportunities of Scheduled Availability
1.3	Metric Definition

[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 101 — PM04-OSS INTERFACE AVAILABILITY — [**]
1.1	Applicable Region(s)

Measurement will be tracked in [**].

Versions are: [**].
1.2	Service To Be Measured
Definition: Percent of time OSS interface is available compared to scheduled availability.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 104 — PM124-TIMELY RESOLUTION OF SIGNIFICANT
SOFTWARE FAILURES RELATED WITH RELEASES-[**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition: Measures timely resolution of software errors after a release that is having a significant impact on CLEC business activity.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 105.1 through ESL 105. — Percent Rejects Returned Within [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
This measure will track the Percent rejects returned within [**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions

[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db etc.) And Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 106 — Percent Mechanized Line Loss Notifications
Returned Within [**] of Work Completion — [**]
[**]
1.1	Applicable Region(s)

Measurement will be tracked in [**].

1.2	Service To Be Measured

Percent mechanized line loss notifications returned within [**] of the completion of work.

1.3	Metric Definition

[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL107 — Average Response Time to Pre-order Queries — [**]
1.1	Applicable Region(s)
Measurement will be tracked in [**].
1.2	Service To Be Measured
Definition: Percent of responses completed in [**] for pre-order interfaces ([**])
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 108.1 & ESL 108.2 — Average FOC/LSC Notice Interval — [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
Measures the average time from receipt of a valid service request to returning a Firm Order Confirmation (FOC)/Local Service Confirmation (LSC).
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 109.1 & ESL 109.2 — Average Reject Notice Interval — [**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
The reject interval is the elapsed time between the ILEC receipt of an order from the CLEC to the ILEC return of a notice of a rejection to the CLEC.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 112 — Line Loss Notification — [**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
Percent Mechanized line loss notifications returned within [**] of the completion of work
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 113 — Percent Firm Order Confirmation (FOC) returned within [**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
Percent of FOCs returned within a specified time frame from receipt of a complete and accurate service request to return of confirmation to CLEC.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 114.6 through ESL 114.10 — Percent Firm Order
Confirmations (FOCs) Returned on time for LSR requests —
[**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
Percent of FOCs returned within a specified time frame from receipt of a complete and accurate service request to return of confirmation to CLEC.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 115.1 through ESL 115.5 — Percent Firm Order
Confirmations (FOCs) returned on time for LSR requests and
returned within [**] on ASR requests — [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
Percent of FOCs returned within a specified time frame from receipt of a complete and accurate service request to return of confirmation to CLEC.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 117.1 through ESL 117.5 — Percent Mechanized Rejects
Returned Within [**] of receipt of reject in [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service To Be Measured
Percent Mechanized Rejects Returned Within [**] of receipt of reject in [**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking Methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 118.1 through ESL 118.5 — Percent Mechanized/Manual
Rejects Returned Within [**] of receipt of [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
Percent Mechanized/Manual Rejects Returned Within [**] of receipt [**].
1.3	Metric Definition
[**].
1.4	Specific Exclusions
None
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Att. B.a — Service Level Definitions (Part I of II) (Acme)
ESL 120.1 through ESL 120.5 — Percent Firm Order
Confirmations (FOCs) Returned Within [**]
[**]
1.1	Applicable Region(s)
Measurement will be tracked in the [**].
1.2	Service to be measured
Percent of FOCs returned within a specified time from receipt of a complete and accurate service request to return of confirmation to the CLEC.
1.3	Metric Definition
[**].
1.4	Specific Exclusions
[**].
1.5	Data Source & Tracking methods
[**].
1.6	Scope (Applications, jobs, db, etc.) and Schedules
[**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
Schedule F, Attachment B.b
Service Level Definitions (Replica)
Schedule F
Attachment B.b
Replica Service Level Definitions (Replica)
This is Attachment B.b to Schedule F of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”) and provides qualitative descriptions of the Service Levels applicable to the Replica Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

1

1.1 On-time Delivery of Projects

Measure Name:	On-time Delivery of Projects

Service Level Type:	Critical Service Level

Effective Date:	March 1st 2008

Definition:	[**]

Specific Exclusions:	[**]

[**]

Base Measures:

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]

Scope:	[**]

2

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
1.2 On-time Delivery of Development

Measure Name:	On-time Delivery of Development

Service Level Type:	Critical Service Level

Effective Date:	[**]

Definition:	[**]

Specific Exclusions:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

3

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)

Scope:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

4

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
2. Production Software Application Defects Closed within Commitment Timeframe for Severity 1 Defects

Measure Name:	Production software application Defects identified each month in Mission Critical (“MC”) and Critical Batch applications that are not resolved within [**].

Service Level Type:	Critical Service Level

Effective Date:	1/1/2009

Definition:	[**]

Specific Exclusions:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

5

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)

[**]
Scope :

SLA Reporting:	[**]
3. IT Availability

Measure Name:	3.1 — IT Availability — Billing
3.2 — IT Availability — Call Center
3.3 — IT Availability — IS/LD
3.4 — IT Availability — Sales

Service Level Type:	Critical Service Level

Effective Date:	[**]

Definition:	[**]

Specific Exceptions :	[**]

Base Measures:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

6

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]

Scope :	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

7

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
4. Mean Time to Restore (MTTR)

Measure Name:	Mean Time to Restore (MTTR), MC Applications.

Service Level Type:	Critical Service Level

Effective Date:	3/1/2008

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]

Scope:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

8

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
5. Critical Batch Job Executions
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

9

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
5.1 Bill Files to Billing Operations

Definition:	[**]

Base Measures:	[**]

Data Source:	[**]

Scope:	[**]
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of three pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

10

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
1.5.1.1 Bill Files to Billing Operations — [**]

Definition:	[**]

Base Measures:	[**]

Data Source:	[**]

Scope:	[**]

Measurement/Reporting Frequency:	Monthly reported Annually Assessed
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

11

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
.6. Billing Accuracy — Retail Accounts Impacted — [**]

Measure Name:	Billing Accuracy — Retail Accounts Impacted

Service Level Type:	Critical Service Level

Effective Date:	[**]

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual — calendar year

Data Source:	[**]

Scope:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

12

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
7. Customer Satisfaction

Measure Name:	Customer Satisfaction

Service Level Type:	Critical Service Level

Definition:	Customer Satisfaction [**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Annual

Assessment:	Annual

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

13

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)

Selected Questions	[**]

[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

14

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
8. Decrease Production Defects

Measure Name:	1.8.1 — Decrease Production Defects — MC applications 1.8.2 — Decrease Production Defects — Critical Batch Applications (classic A)

Service Level Type:	Critical Service Level

Effective Date:

Definition:	[**]

Specific Exclusions	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]

Scope:	[**]
.9. SOX Controls Deliverables Met

Measure Name:	SOX Controls Deliverables Met On Time
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

15

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)

Service Level Type:	Critical Service Level

Definition:	[**]

Effective Date:	3/1/2008

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

16

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
2. Key Measurements
This Section 2 sets forth qualitative descriptions of the Key Measurements applicable to the Replica Services. The numerical Minimum Service Levels and Expected Service Levels associated with such Key Measurements are set forth in Attachment A.b (Service Level Matrix — Replica) to Schedule F (Service Levels). Each Service Level calculation is based on the service components for which Amdocs is responsible under the Agreement.
Several of the defined Key Measurements are obtained by normalizing aggregate measures by a function point count. The definition, requirements, and methodology for counting and maintaining function points are included in Schedule F Attachment D.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

17

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
.1. Cost per Function Point (Project) — [**]

Measure Name:	Cost per Function Point (Project)

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]

Reporting Guidelines:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

18

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
2. Cost per Function Point (Maintenance) — [**]

Measure Name:	Cost per Function Point (Maintenance)

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]

Reporting Guidelines:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

19

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)

Base Measures:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
4. Delivered Defect Density — [**]

Measure Name:	Delivered Defect Density

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual

Data Source:	[**]

Reporting Guidelines:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

21

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
5. Application Defect Density — [**]

Measure Name:	Application Defect Density

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]

Reporting Guidelines:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

22

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
6. Production Defects Closed within Commitment Timeframe for Severity 2 Defects

Measure Name:	Production Defects Closed within Commitment Timeframe for Severity 2 Defects, MC/CB Applications

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

23

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
7. On Budget Delivery of Projects (T&C 1) — Measure will be operationalized in 2010

Measure Name:	On Budget Delivery of Projects

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly Reported/Monthly Assessed

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

24

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
10. SQA Compliance

Measure Name:	SQA Compliance

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

25

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
.21.1 Billing Accuracy — Dollars Impacted (CC&BRS ONLY)

Measure Name:	Billing Accuracy — Dollars Impacted (CC & BRS ONLY)

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/ Reporting Frequency	Monthly

Assessment:	Annual on calendar year basis.

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

26

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
.24 RD Time — To — Market for Qualifications

Measure Name:	Rapid Deployment (RD) Time — To — Market for Qualifications

Service Level Type:	Key Measurement

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

[**]

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

27

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
.25 Rapid Deployment Time — To — Market for Implementations

Measure Name:	Rapid Deployment (RD) Time — To — Market for Implementations

Service Level Type:	Key Measurement

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

[**]

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

28

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
.26 Rapid Deployment Time — To — Market for Revisions

Measure Name:	Rapid Deployment (RD) Time — To — Market for Revisions

Service Level Type:	Key Measurement

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

[**]

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

29

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
.27 Rapid Deployment Qualifications — Annual Commitment

Measure Name:	Rapid Deployment (RD) Qualifications — Annual Commitment

Service Level Type:	Key Measurement

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly, Annual

[**]

Assessment:	Annual

[**]

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

30

Agreement No. 20070413.019.A.007
Schedule F, Attachment B.b
Service Level Definitions (Replica)
3. Attachments
3.1 Severity Level Definitions

Severity Level	Description
1	• [**]
2	• [**]
3	• [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

31

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels
Schedule F Attachment B.c
Service Levels
Critical Service Levels
1.0 Billing Cycle Timeliness

Measure Name:	Billing Cycle Timeliness

Service Level Type:	Critical

Definition:	• [**]

Base Measures:	• [**]

Measurement:	[**]

Monthly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

1

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Reporting Frequency:

Assessment:	Monthly

Data Source:	• [**]
2.0 Mission Critical IT Availability

Measure Name:	Mission Critical IT Availability

Service Level Type:	Critical

Effective Date:	[**]

Definition:	[**]

Specific Exceptions :	[**]
•
•

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]

Scope:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

2

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels
3.0 Mean Time to Restore (MTTR)

Measure Name:	Mean Time to Restore (MTTR) — Mission Critical Applications.

Service Level Type:	Critical

Effective Date:	TBD

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]
5.0 Production Software Application Defects Closed within Commitment Timeframe for Severity 1 Defects

Measure Name:	Production software application Severity 1 defects identified each month in Schedule A that are resolved within [**].

Service Level Type:	Critical

Effective Date:	TBD

Definition:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

3

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Specific Exclusions:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]

Scope :	[**]
8.0 On-time Delivery of Development

Measure Name:	On-time Delivery of Development

Service Level Type:	Critical

Effective Date:	[**]

Definition:	[**]

Specific Exclusions:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

4

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

•

•

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]

Scope:	[**]
9.0 On-time Delivery of Projects

Measure Name:	On-time Delivery of Projects

Service Level Type:	Critical

Effective Date:	TBD

Definition:	[**]

Specific Exclusions:	[**]

Base Measures:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

5

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]

Scope:	[**]
10.0 SOX Controls Deliverables Met

Measure Name:	SOX Controls Deliverables Met On Time

Service Level Type:	Critical Service Level

Definition:	[**]

Effective Date:	TBD

Base Measures:	[**]
•

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

6

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels
Key Measures
1.0 Non-Mission Critical IT Availability

Measure Name:	Non-Mission Critical IT Availability

Service Level Type:	Key

Effective Date:	[**]

Definition:	[**]

Specific Exceptions :	[**]

[**]
•

Base Measures:

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]

Scope :	[**]
2.0 Mean Time to Restore (MTTR)

Measure Name:	Mean Time to Restore (MTTR) — Non-Mission Critical Applications.

Service Level Type:	Critical
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

7

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Effective Date:	TBD

Definition:	[**]
•

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]

Scope:	[**]
3.0 Production Defects Year Over Year

Measure Name:	Decrease Production Defects Year over Year

Service Level Type:	[**]

Effective Date:	[**]

Definition:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

8

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Base Measures:

Specific Exclusions	[**]
•

Measurement/Reporting Frequency:	Monthly

Assessment:	Annual

Data Source:	[**]

Scope:
[**]
4.0 Production Job Abend Rate

Measure Name:	Production Job Abend Rate

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

•
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

9

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]
5.0 Off-Release Changes to Production

Measure Name:	Off-Release Changes to Production

Service Level Type:	Key

Definition:	[**]
•

Base Measures:	[**]
•

Measurement:	[**]

Specific Exclusions:	Monthly

Reporting Frequency:

Assessment:	Annual

Data Source:	[**]
•
6.0 Table Management Timeliness & Scope

Measure Name:	Table Management Timeliness & Scope
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

10

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]
•

Measurement:	[**]

Reporting Frequency:	Monthly

Data Source:	[**]
7.0 Table Management Accuracy

Measure Name:	Table Management Accuracy

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]
•

Measurement/	[**]

Reporting Frequency:	Monthly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

11

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Assessment:	Annually

Data Source:	[**]
8.0 Error Management

Measure Name:	Error Management

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency:	Monthly

Assessment:	Annually

Data Source:	[**]
9.0 Usage Processing

Measure Name:	Usage Processing

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

12

Agreement 20070413.019.A.007
Schedule F Attachment B.c Service Levels

Significant Exclusions:

Measurement/Reporting Frequency:	Monthly

Assessment:	Monthly

Data Source:	[**]
10.0 Number of Billing Alerts

Measure Name:	Number of Billing Alerts

Service Level Type:	Key

Definition:	[**]

Base Measures:	[**]

Measurement/Reporting Frequency	Monthly

Assessment:	Monthly

Data Source:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated
Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

13

Agreement 20070413.019.A.007
Schedule F Attachment B.d
Service Level Definitions (Zebra)
Schedule F, Attachment B.d
Service Level Definitions (Zebra)
Schedule F
Attachment B.d
Service Level Definitions (Zebra)
This is Attachment B.d to Schedule F of the Further Amended and Restated Information Technology Services Agreement No.20070413.019.A.007 (the “Agreement”) and provides qualitative descriptions of the Service Levels applicable to the Zebra Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

SERVICE LEVEL DEFINITIONS WILL BE INTEGRATED INTO THE APPROPRIATE SCHEDULE F ATTACHMENT B FOR THE CC&B/ISLDS, O&WS, CABS, OR TELEGENCE/LS SERVICES
IF THERE ARE UNIQUE SERVICE LEVELS FOR ZEBRA NOT ASSOCIATED WITH EXISTING SERVICES, WE WILL POPULATE THIS ATTACHMENT B.d AS APPROPRIATE

Agreement Number: 20070413.019.A.007
Schedule F, Att. C.a — Critical Deliverables (Acme)
Schedule F, Attachment C.a
Critical Deliverables (Acme)

1.0 CRITICAL DELIVERABLES — INTRODUCTION	1
2.0 DEFINITIONS	1
2.1 Timely Transition of Transitioned Personnel	1
2.2 [**] Implementation	1
2.3 Disaster Recovery Test	2
3.0 TABLE OF CRITICAL DELIVERABLES	2
This is Attachment C.a to Schedule F of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agrement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which is it used in the IT industry for the provision of ADM services.
1.0	CRITICAL DELIVERABLES — INTRODUCTION
This Attachment sets forth certain obligations of Amdocs regarding Critical Deliverables. If Amdocs fails to deliver to AT&T any Critical Deliverables as described in Section 2 by the due date specified for such Critical Deliverable in Section 3, Amdocs shall pay or credit AT&T the amount applicable to such Critical Deliverable specified in Section 3 at the indicated frequency. Amdocs shall provide such Critical Deliverables in a format and content acceptable to AT&T.
2.0	DEFINITIONS

2.1	Timely Transition of Transitioned Personnel
Amdocs will successfully transition the Transitioned Personnel to Amdocs by the Commencement Date applicable with respect to the Acme Services in accordance with Schedule G.a.
2.2	[**] Implementation
Amdocs shall complete the implementation of the [**] existing on the Effective Date applicable with respect to the Acme Services. Amdocs shall complete such Project by the due date specified in Schedule K.a. Successful completion of such Project shall include Amdocs’ [**].
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

Agreement Number: 20070413.019.A.007
Schedule F, Att. C.a — Critical Deliverables (Acme)
2.3	Disaster Recovery Test
Amdocs will participate in AT&T conducted Disaster Recovery tests and, to the extent the scope of such tests impact the Services provided by Amdocs, perform the Disaster Recovery activities assigned to Amdocs in accordance with defined exercise parameters.
3.0	TABLE OF CRITICAL DELIVERABLES
Table of Critical Deliverables

Section			Deliverable
Reference	Critical Deliverable	Due Date	Credit	Frequency
2.	Timely Transition of Transitioned Personnel	Commencement Date applicable with respect to the Acme Services	[**]	[**]
3.	[**] Implementation	As specified in Schedule K	[**]	[**]
4.	Disaster Recovery Test	Date indicated by AT&T	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

Agreement Number: 20070413.019.A.007
Schedule F, Att. C.b — Critical Deliverables
Schedule F, Attachment C.b
Critical Deliverables
This is Attachment C.b to Schedule F of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agrement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which is it used in the IT industry for the provision of ADM services.
1.0	CRITICAL DELIVERABLES — INTRODUCTION
This Attachment sets forth certain obligations of Amdocs regarding Critical Deliverables. If Amdocs fails to deliver to AT&T any Critical Deliverables as described in Section 2 by the due date specified for such Critical Deliverable in Section 3, Amdocs shall promptly investigate and report on the causes of the problem and provide a Root Cause Analysis of such failure as soon as practicable and Amdocs shall pay or credit AT&T the amount applicable to such Critical Deliverable specified in Section 3 at the indicated frequency if such Root Cause Analysis determines that AT&T is not responsible for such failure. Amdocs shall provide such Critical Deliverables in a format and content acceptable to AT&T.
2.0	DEFINITIONS
2.1	Timely Transition of Transitioned Personnel
Amdocs will successfully transition the Transitioned Personnel to Amdocs by the Commencement Date in accordance with Schedule G.
2.2	[**] Plan
Amdocs will develop and submit to AT&T for its approval a plan for how Amdocs will provide [**].
2.3	[**] Implementation
Amdocs shall complete the implementation of the [**] existing on the Effective Date. Amdocs shall complete such Project by the due date specified in Schedule K, including the implementation of Quality Center for Test Defect Management and for Test Case Management by their respective due dates. Successful completion of such Project shall include Amdocs’ [**].
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

Agreement Number: 20070413.019.A.007
Schedule F, Att. C.b — Critical Deliverables
2.4	[**] Implementation
Amdocs shall complete the implementation of the [**] in accordance with the AT&T Project plan existing as of the Effective Date, including any changes to the schedule communicated by AT&T. Amdocs shall complete such Project by the due date specified in the table below (as such date may be changed pursuant to agreement of the Parties). [**].
2.5	[**] project completion
Amdocs shall complete the implementation, testing, and data migration of the [**] Project in accordance with the AT&T Project plan existing on the Effective Date. Amdocs shall complete such Project by the due date specified in the table below (as such date may be changed pursuant to agreement of the Parties).
2.6	[**]
Amdocs shall complete the integration and testing support of [**] Project in accordance with the AT&T Project plan existing on the Effective Date. Amdocs shall complete such Project by the due date specified in the table below (as such date may be changed pursuant to agreement of the Parties). Successful completion of such Project shall include Amdocs’ participation in and support of [**].
3.0	TABLE OF CRITICAL DELIVERABLES
Table of Critical Deliverables

Section			Deliverable
Reference	Critical Deliverable	Due Date	Credit	Frequency
2.1.	Timely Transition of Transitioned Personnel	Commencement Date	[**]	[**]
2.2	[**] Plan	February 11, 2008	[**]	[**]
2.3.	[**] Implementation	As specified in Schedule K	[**]	[**]
2.4	[**] Implementation	March 10, 2007	[**]	[**]
2.5	[**] Project	October 20, 2008	[**]	[**]
2.6	[**]	April 18, 2008	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

Agreement Number: 20070413.019.A.007
Schedule F, Att. C.d — Critical Deliverables
Schedule F, Attachment C.d
Critical Deliverables
This is Attachment C.d to Schedule F of the Further Amended and Restated Information Technology Services Agreement No.20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which is it used and the IT industry for the provision of ADM services. Critical Deliverables as specified in Section 2 Definitions and in Section 3 Table of Critical Deliverables.
1.0	CRITICAL DELIVERABLES — INTRODUCTION
This Attachment sets forth certain obligations of Amdocs regarding Critical Deliverables. If Amdocs fails to deliver to AT&T any Critical Deliverables as described in Section 2 by the due date specified for such Critical Deliverable in Section 3, Amdocs shall promptly investigate and report on the causes of the problem and provide a Root Cause Analysis of such failure as soon as practicable and Amdocs shall pay or credit AT&T the amount applicable to such Critical Deliverable specified in Section 3 at the indicated frequency if such Root Cause Analysis determines that AT&T is not responsible for such failure. Amdocs shall provide such Critical Deliverables in a format and content acceptable to AT&T. Critical Deliverable Due Dates may be changed pursuant to agreement of the Parties.
2.0	DEFINITIONS
2.1	AT&T Mailing Address Standardization

Amdocs shall complete development, implementation, testing, and data migration on the “AT&T Mailing Address Standardization (AMAS)” (SID 14824 / Project ID 120907a) Project in accordance with the AT&T Project plan existing on the FARA Effective Date. Amdocs shall complete such Project by the due date specified in the table below.

2.2	[**] Processes

Amdocs shall make a good faith effort to contract with and thereafter shall not terminate the contract with [**] critical T&M resource, to be identified after the FARA Effective Date, for a minimum of six (6) months after the FARA Effective Date unless Amdocs shall have earlier, upon AT&T’s written approval, successfully completed a transition plan for
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

Agreement Number: 20070413.019.A.007
Schedule F, Att. C.d — Critical Deliverables
skills and capabilities necessary for the applications that support [**] Processes” in accordance with Service Quality Measurements (“SQM”) and Self-Effectuating Enforcement Mechanism (“SEEM”) Plans regulations for each State pursuant to the Telecommunications Act of 1996; these may include but are not limited to a delay in responding to outage, order fallout, or a defect condition resulting in significant client work.. Amdocs shall meet this retention requirement or complete knowledge transfer by the due date specified in the table below.

2.3	[**] Project Mechanization

Amdocs shall make a good faith effort to contract with and thereafter shall not terminate the contract with [**] critical T&M resources, to be identified after the FARA Effective Date, for a minimum of six (6) months after the FARA Effective Date unless Amdocs shall have earlier, upon AT&T’s written approval, successfully completed a transition plan for skills and capabilities necessary for the “[**] Project Mechanization” and “[**]” Projects. Amdocs shall meet this retention requirement or complete knowledge transfer by the due date specified in the table below.

2.4	[**] Project

Amdocs shall make a good faith effort to contract with and thereafter shall not terminate the contract with [**] critical T&M resource, to be identified after the FARA Effective Date, for a minimum of six (6) months after the FARA Effective Date unless Amdocs shall have earlier, upon AT&T’s written approval, successfully completed a transition plan for skills and capabilities necessary for the of “[**]” Project, where the user base is increasing from approximately [**] users in 2010. Amdocs shall meet this retention requirement or complete knowledge transfer by the due date specified in the table below.

2.5	[**] Projects

[**] projects are in-flight projects identified in the process described in “Critical Milestone #3” of Schedule G.d Attachment A for each Set of Application Transition Services Applications. They are projects committed to a release, have an AT&T status of “Green”, and are deemed by AT&T to be critical to AT&T’s business and operational needs per the schedule in Detailed Set KT Plan. The Deliverable Credit set forth below, if any, shall be assessed with respect to this set of projects as a group.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

Agreement Number: 20070413.019.A.007
Schedule F, Att. C.d — Critical Deliverables
3.0	TABLE OF CRITICAL DELIVERABLES
Table of Critical Deliverables

Section			Deliverable
Reference	Critical Deliverable	Due Date	Credit	Frequency
2.1	AT&T Mailing Address Standardization	April 23, 2010	[**]	[**]
2.2	[**] Processes	6 months following the FARA Effective Date	[**]	[**]
2.3	[**] Project Mechanization	6 months following the FARA Effective Date	[**]	[**]
2.4	[**]	6 months following the FARA Effective Date	[**]	[**]
2.5	[**] Projects	Per AT&T project plan	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies only, and is not for distribution within or outside those companies

Schedule F, Attachment D
Function Point Counting
Agreement No. 20070413.019.A.007
Schedule F, Attachment D
Function Point Counting
This is Attachment D to Schedule F of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”) Agreement.

Definitions of Terms	1
Function Point Counting Requirements	2
Scheduling Function Point Counts for All Work Types	4
Definitions of Terms
Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
Application: An “Application” is a function point count boundary as defined by the current version of the Function Point Counting Practices Manual (the “Manual”) of the International Function Point Users’ Group (“IFPUG”). The boundary rules shall be interpreted by the Certified Function Point Specialist (“CFPS”) employed by the Function Point Vendor. An Application’s functionality may include functionality provided by reusable components. For the avoidance of doubt, the term “Application” as used in this Schedule is not intended to be synonymous with the term “Application” as defined in the FARA.
Baseline Function Point Count: “Baseline Function Point Count” is a count of all Function Points in an Application.
Beginning of Implementation: “Beginning of Implementation,” with respect to an Application, is the [**] phase of activity immediately following completion of the [**].
Function Point (FP): A “Function Point” is a metric that describes a unit of work product suitable for quantifying Applications from the end-user’s point of view based on a weighted sum of the numbers of inputs, outputs, files inquiries and interfaces provided to, or generated by, the applicable software, according to the IFPUG standard provided by AT&T to Amdocs.

Schedule F, Attachment D
Function Point Counting
Agreement No. 20070413.019.A.007
Function Point Vendor: The “Function Point Vendor” is the entity or entities selected by AT&T to conduct the Function Point counts and other activities involving Function Points contemplated under the Agreement.
Implementation Function Point Count: “Implementation Function Point Counts” are counts of FP completed at the Beginning of Implementation and include all the functionality implemented in production as part of the Application(s) for which FPs are being counted.
Function Point Counting Requirements
This document describes the FP scheduling and counting requirements for the Applications. Function Point count results shall be collected and reported for Applications, including Projects associated with those Applications as requested by AT&T. AT&T and Amdocs will utilize the Function Point data to jointly measure the productivity of maintenance and enhancement activities, with such data available for use under the Agreement as the Parties deem appropriate, including in connection with Service Level metrics and attainment and pricing. Function Point data may also be used in benchmarking and validation of results. Both Implementation Function Point Counts and Application Baseline Function Point Counts will be maintained for the Applications designated by AT&T.
Initial Baseline Function Point Counts for Applications will be established promptly after a request is submitted by AT&T, designating the Application(s) and instructing Amdocs that a Baseline Function Point Count shall be undertaken by the Function Point Vendor. Amdocs will develop and submit to AT&T for its reasonable approval a time schedule for establishing the Function Point Counts for the designated Applications. Amdocs shall keep the Application and Implementation Function Point Counts up-to-date as specified below.
Amdocs shall work with the Function Point Vendor to keep up to date the Application Function Point Baseline Counts supplied by AT&T.
At AT&T’s request, Amdocs shall work with the Function Point Vendor to perform an initial count of Function Points for Applications for which no Function Point baseline has been determined.
The Function Point Vendor shall be managed by Amdocs.
This Attachment may be revised from time to time as agreed by Amdocs and AT&T.
Detailed information concerning types of Baseline Function Point Counts, roles of count participants, posting and filing of count documentation, and other process information will be provided by AT&T. Any changes to the Function Point Counting Processes document shall be jointly reviewed by AT&T, Amdocs and the applicable Function Point Vendor provided that any changes consistent with IFPUG standards, provided to Amdocs by AT&T, shall be implemented upon the determination of AT&T.

Schedule F, Attachment D
Function Point Counting
Agreement No. 20070413.019.A.007
Governance
Oversight of the terms, conditions, and obligations of this Schedule F Attachment D are administered by a joint governance process.
Invoice Preparation and Validation
Amdocs shall receive and pay Function Point Vendor invoices associated with Function Point Counting for the Applications. Within [**] days of receipt of such invoice Amdocs shall provide AT&T with notification of the amount of such invoice. Amdocs shall reflect a charge to AT&T on the following invoice reflecting [**] percent ([**]%) of the total invoice amount of the Function Point Vendor or such amount as agreed to by the Parties.. Each Function Point Vendor invoice will be validated by AT&T and Amdocs prior to payment, and prior to acceptance of any Amdocs Services invoice containing a charge for the Function Point Vendor’s services.
Function Point Scheduling & Counting
The Function Point count scheduling requirements are summarized in the table on the following page. A Function Point scheduling process has been developed and will be maintained by Amdocs subject to AT&T approval. This process will be used with the Function Point Vendor for the purpose of scheduling and executing project and baseline counts.
Amdocs will provide to AT&T monthly a Function Point count forecast report as specified in Schedule Q.

Schedule F, Attachment D
Function Point Counting
Agreement No. 20070413.019.A.007
Scheduling Function Point Counts for All Work Types
The Function Point counting requirements for Applications required by AT&T to have Function Point counts maintained are as follows:

Type of Work/Delivery Method	Type of Count	Counting Requirements
Application Maintenance	Baseline	• [**]
Project (individual work effort- not included in a release)	Implementation	• [**]
Release (minor and major enhancements)	Implementation	• [**]
Notes:
•	[**]

Agreement Number: 20070413.019.A.007
Schedule F, Attachment E
SLA Terms and Glossary
Schedule F
Attachment E
SLA Terms and Glossary
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment E
SLA Terms and Glossary
This is Attachment E to Schedule F of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”).
Definitions:
The following terms when used in the Service Level Schedule (including any exhibits thereto) with initial capital letters shall have the respective meanings set forth herein. Terms used with initial capital letters that are not defined herein shall have the meaning set forth in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
Annual Charges means the aggregate Monthly Charges in any calendar year.
Critical Deliverables means those deliverables performed on a one-time or periodic basis and identified in Schedule F — Attachment C and for which [**].
Critical Deliverables [**] means the [**].
Critical Service Levels means those Service Levels identified as such in Schedule F — Attachment A and described in Schedule F — Attachment B and for which a Service Level [**], as they may be modified in accordance with Schedule F.
Defect is defined as both 1) Errors or flaws in baselined documentation or software components that can result, or have resulted, in the delivery of work products that do not satisfy business requirements, and 2) A problem or error found during an inspection, which, if uncorrected, will produce an unsatisfactory product/result.
[**] means the [**] as described in Schedule F — Section 6.0.
Expected Service Level means the desired level of performance for a Critical Service Level or Key Measurement as set forth in Schedule F, Attachment A as defined in Schedule F, Attachment B.
Expected Service Level Failure (a) for Service Levels assessed annually means and will be deemed to occur whenever [**]; provided, however, if such failure to meet the Expected Service Level [**].
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment E
SLA Terms and Glossary
External Performance Measure means any service level or performance standard required to be met by any Eligible Recipient pursuant to [**].
External Service Level means any Service Level set forth in Schedule F that tracks an External Performance Measure.
[**] means [**].
Key Measurements mean those Service Levels identified as such in Schedule F, Attachment A and described in Schedule F, Attachment B [**].
Measurement Window are times defined for each Critical Service Level, Key Measurement and Critical Deliverable defined in Schedule F, Attachment B.
Measurement Period shall mean [**] for Critical Service Levels and Key Measurements which are measured on a [**] basis or the [**] for Critical Service Levels or Key Measurements which are measured on [**] basis.
Minimum Service Level means the minimum level of performance for a Critical Service Level or Key Measurement as set forth in Schedule F, Attachment A as defined in Schedule F, Attachment B.
Minimum Service Level Failure means and will be deemed to occur whenever Amdocs’ level of performance for a particular Service Level assessed monthly fails to meet the Minimum Service Level for that Service Level and Amdocs has already failed to meet the same Minimum Expected Service Level [**] within a twelve (12) month rolling period. Minimum Service Level Failure does not apply to Service Levels assessed [**]. Monthly Charges means the total charges for Services invoiced by Amdocs to AT&T in any calendar month.
[**] is calculated as [**].
[**] is calculated as [**].
Pool Percentage Available for Allocation means the amount indicated below based on the number of Critical Service Levels in effect during the applicable month for monthly measures or for annual measures the number of Critical Service Levels in effect at the end of the calendar year.

# CSL	Pool %
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment E
SLA Terms and Glossary

# CSL	Pool %
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
Schedule shall mean this Service Level Schedule.
Service Level Simplification Framework shall mean the initiative begun jointly by the Parties in 2009 to simplify the Service Level Agreement for the Replica Services with a goal of expanding that simplification to the Acme Services, Diamond Services, and the Zebra Services. Service Level Targets means the applicable Expected Service Level and the Minimum Service Level for a Service Level.
[**] is the [**].
[**] is the [**].
Service Level [**] for a Critical Service Level is the [**]. The initial Service Level [**] for Critical Service Levels as of the applicable Commencement Date are set forth on Schedule F, Attachment A and may be modified in accordance with the provisions of Schedule F. Unless otherwise agreed by the Parties, each Critical Service Level shall be [**]. In the event a Critical Service Level shall not have an assigned Service Level [**].
     Service Level [**] assignments shall be [**], provided that:
(1)	no more than [**] percent ([**]%) of the total Critical Service Levels shall be assigned [**]; and

(2)	the total number of Service Level [**] assigned to Critical Service Levels other than Critical Service Levels assigned [**] shall be equal to [**] times such number of Critical Service Levels.
For example, assume [**] Critical Service Levels. Up to [**] Critical Service Levels may be assigned a Service Level [**]. Further:
(1)	Assume [**] Critical Service Levels are assigned a Service Level [**] of [**]. The remaining [**] Critical Service Levels must have assigned Service Level [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule F, Attachment E
SLA Terms and Glossary
between [**] and [**] and the total number of Service Level [**] for those Critical Service Levels must equal [**].
(2)	Assume [**] Critical Service Levels are assigned a Service Level [**] of [**]. The remaining [**] Critical Service Levels must have assigned Service Level [**] between [**] and [**] and the total number of Service Level [**] to those Critical Service Levels must equal [**].
The initial [**] of Service Level [**] shall be determined by AT&T through notice to Amdocs.
Service Level [**] is the [**]. The Service Level [**] for each Critical Service Level shall be [**].
Service Level Failure shall mean a “Minimum Service Level Failure” or “Expected Service Level Failure,” [**] as the context requires.
Yearly Performance Average means, with respect to any monthly assessed Service Level, the average of Amdocs’ monthly performances for that Critical Service Level during that preceding Contract Year.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement No. 20070413.019.A.007
Schedule G -Transition Plan
Schedule G
TRANSITION PLAN
This is Schedule G of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0	Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:

Schedule G.a:	Transition Plan (Acme / Acme SE)

Schedule G.b:	Transition Plan (Replica)

Schedule G.b Attachment A: Detailed Work Plan (Replica)

Schedule G.c:	Transition Plan (Diamond)

Schedule G.d:	Transition Plan (Zebra)

Schedule G.d Attachment A: Detailed Work Plan (Zebra)
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.a — Transition Plan (Acme Services)
Schedule G.a
Transition Plan (Acme Services)
This is Schedule G.a of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agrement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
As contemplated in the Agreement and for purposes of the Agreement, the following terms shall have the following meaning with respect to the Acme Services:
•	The “Effective Date” is April 17, 2007; and

•	The “Commencement Date” is May 16, 2007;
provided, however, with respect to the Acme SE Applications (as defined below), the date for Amdocs’ assumption of responsibility for Services shall as set forth in Section 7.0 below and such date may be referred to as the “Commencement Date” for such extension of the Acme Services to the Acme SE Applications. As may be relevant, the “Effective Date” for agreement of the Parties to the extension of the Acme Services to the Acme SE Applications is the effective date of the Amended Agreement (the “Amended Agreement Effective Date”).
This Schedule provides the following:
•	the Transition Plan for the transition to Amdocs of responsibility for the Acme Services as of the Commencement Date (i.e., Sections 1.0 through 6.0 below); and

•	the Transition Plan for Amdocs’ assumption of responsibility for the performance of Acme Services for an additional group of Acme Applications identified in Schedule A.a as the Acme SE Applications (the “Acme SE Applications”), as provided in Section 7.0 below. The date for Amdocs’ assumption of responsibility for performing Acme Services with respect to the Acme SE Applications (the “Acme SE Application Services Initiation Date”) will be determined in accordance with the Section 7.0 of this Schedule G.a on a date following the Amended Agreement Effective Date.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

i

Agreement Number: 20070413.019.A.007
Schedule G.a — Transition Plan (Acme Services)

1.0	Transition Plan			1
	1.1	Issue Management and Escalation		1

2.0	Organization Plan			1
	2.1	Organization Analysis		1
		2.1.1	Commencement Date Organization Chart	1
		2.1.2	Commencement Date Assignments	2
	2.2	Facilities Plan		2

3.0	COMMUNICATION Plan			2
	3.1	Internal Communications		2
		3.1.1	Develop Support Network	2
		3.1.2	Prepare Materials	2
		3.1.3	Present Materials/Conduct Meeting	3
		3.1.4	Conduct Follow-up Question and Answer Sessions	3
	3.2	External Communications		3
		3.2.1	Prepare Materials	3
		3.2.2	Present Materials/Conduct Meeting	3

4.0	HUMAN RESOURCE PLANS			3
	4.1	Benefits Transition Planning and Communication		3
	4.2	Offer Letters		3
	4.3	Employee Option to Accept Offer or Resign		4
	4.4	Salary		4
	4.5	Benefits		4
		4.5.1	Health Care	4
		4.5.2	Insurance	4
		4.5.3	Vacation	4
		4.5.4	401k	4
		4.5.5	Pension	4
		4.5.6	Disability Plan	4
		4.5.7	Reimbursement accounts	4

5.0	Governance			4
	5.1	Team Members		4
	5.2	Policies and Procedures Manual		4
	5.3	Satisfaction Surveys		5

6.0	Enhancement Plans			5
	6.1	Project Transition/Handoff		5

7.0	Special Provisions for ADDITION OF Acme se Applications			5

7.1	DEFINITIONS			5

7.2	DESCRIPTION OF ACME SE APPLICATIONS TRANSITION SERVICES			7
		7.2.1	Detailed Acme SE Applications Transition Plan	7
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

ii

Agreement Number: 20070413.019.A.007
Schedule G.a — Transition Plan (Acme Services)

	7.2.2	Risk Mitigation Plan	7
	7.2.3	OSV Knowledge Transfer	8
	7.2.4	Performance Prior to Transfer of Operational Responsibility	8
	7.2.5	Assumption of Operational Responsibility	8
	7.2.6	Direction of OSV Personnel	8
	7.2.7	Assistance and Cooperation	9
	7.2.8	Performance Issue Escalation	9
	7.2.9	Governance Meetings and Reviews	9

7.3	AT&T RESPONSIBILITIES		9
	7.3.1	Directions to OSV	9
	7.3.2	OSV Cooperation	10

7.4	PERSONNEL TO PERFORM THE ACME SE APPLICATIONS TRANSITION SERVICES		10

7.5	LOCATION OF AMDOCS PERSONNEL		11

7.6	ACME SE PROJECT VERIFICATION AND TRANSITION/HANDOFF		11

7.7	ACME SE APPLICATION VERIFICATION		11
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

iii

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
1.0	TRANSITION PLAN

This Schedule contains the framework from which transition procedures, plans and activities will be documented.

In accordance with Section 4.2 of the Agreement, during the Transition Period, the Parties will perform their respective transition obligations as described herein and Schedule G, Attachment A (Detailed Work Plan).

On or about April 17, 2007, AT&T and Amdocs will each designate personnel to form a “Joint Transition Team”. The Joint Transition Team is a temporary organization that will oversee, manage, and verify Amdocs’ provision of the Transition Services and both Parties’ performance of their respective obligations in accordance with the Transition Plan. The Joint Transition Team consists of a Joint Steering Committee, Joint Management Team, and transition sub-teams, each consisting of the roles and performing the responsibilities as jointly defined by the Parties. The Joint Transition Team will activate the Governance structure and process as described in Schedule D, Part 4. The Joint Transition Team will be replaced by the Governance structure on or about May 16, 2007, as outlined in Schedule D, Part 4.
1.1	Issue Management and Escalation

Any issues or discrepancies that arise after April 17, 2007 and prior to May 16, 2007 will be escalated for review and resolution as follows:
•	Joint Transition Management Team. Members to be identified on or before April 17, 2007. If unresolved, escalate to:

•	Joint Transition Steering Committee. Members to include Senior Management from AT&T and Amdocs. If unresolved, escalate to:

•	AT&T Executive and Amdocs Executive as provided in Section 19.1(b) of the Agreement.
Issue management, post May 16, 2007 and after formation of the AT&T Governance Team, will follow the escalation process set forth in Schedule D, Part 4.
2.0	ORGANIZATION PLAN

2.1	Organization Analysis
2.1.1	Commencement Date Organization Chart
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
The initial “Commencement Date Organization Chart” must be completed by Amdocs within [**] after April 17, 2007, and will describe organization units, teams, jobs, roles and individuals assigned to each job.
2.1.2	Commencement Date Assignments
AT&T will provide input regarding the assignment of each Transitioned Employee and in-scope contractor to the jobs depicted on the Commencement Date Organization Chart within [**] after April 17, 2007, and forward such input to Amdocs.
2.2	Facilities Plan
Detailed plans specifying proposed changes (if any) to the work locations for Amdocs Personnel at AT&T Facilities will be completed by Amdocs during the Transition Period.
3.0	COMMUNICATION PLAN
Communications internal to AT&T and external to AT&T including communications with vendors and the general public will adhere to the detailed plan developed by AT&T. Amdocs will not otherwise make any general public announcements without the prior written consent of AT&T.
A general announcement will be given by AT&T to all AT&T employees (both in/out of scope) on or around April 17, 2007. AT&T will hold subsequent meetings separately with impacted employees, after the general announcement, to address specific concerns and issues. Employees on vacation or out of the office will be provided a call-in number to attend the general announcement and will be directed by their managers on the process for obtaining additional information.
3.1	Internal Communications
Information relating to employee benefits and termination of employment will be provided to each employee listed on Schedule L.a.
3.1.1	Develop Support Network
A member of AT&T’s IT Sourcing organization will be designated by AT&T as the support individual responsible for AT&T’s activities in communicating the announcement. This individual will be responsible for scheduling and conducting meetings with the in-scope employees to further explain the impact and to discuss employee concerns. Additional resources may be involved in this activity as directed by AT&T.
3.1.2	Prepare Materials
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
Materials will be prepared according to an AT&T-approved plan.
3.1.3	Present Materials/Conduct Meeting
Materials will be presented and meetings will be conducted according to an AT&T-approved plan.
3.1.4	Conduct Follow-up Question and Answer Sessions
Follow-up sessions will be conducted according to an AT&T-approved plan.
3.2	External Communications
Materials used for external communication will be developed and must be approved by AT&T prior to any announcement relating thereto. Delivery of the external message, if permitted by AT&T (which will be permitted in the case of any announcements required by Law), will be synchronized with the delivery of the internal announcement and Amdocs’ announcement. Exact time will be determined based on mutual agreement by the Parties.
3.2.1	Prepare Materials
Materials will be prepared according to an AT&T-approved plan.
3.2.2	Present Materials/Conduct Meeting
Material will be presented and meetings will be conducted according to an AT&T-approved plan.
4.0	HUMAN RESOURCE PLANS
The completion of the transition of Transitioned Personnel employment from AT&T to Amdocs shall be considered a Transition Milestone.
4.1	Benefits Transition Planning and Communication
Amdocs will conduct on-site Benefit/Payroll Information and Q&A sessions after the announcement date for those AT&T sites that have 10 or more AT&T employees. Tentative plans call for an AT&T Benefits representative to also be present. Final plans for AT&T Benefits representatives will be presented to Amdocs the day following April 17, 2007.
4.2	Offer Letters
Offer letters will be e-mailed by Amdocs to the AT&T e-mail addresses of the AT&T Employees identified by AT&T as being in-scope by April 20, 2007, or April 23, 2007, at the discretion of Amdocs. Employees will have until April 30, 2007, to accept or decline the offer and to notify both AT&T and Amdocs of their decision. Plans need to be developed to address those employees that are out of town or unable to receive the offer letters via e-mail.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
4.3	Employee Option to Accept Offer or Resign
Per Section 8.1(a)(ii) and 8.1(a)(iii) of the Agreement.
4.4	Salary
Per Section 8.1(a)(1) and 8.1.(d) of the Agreement.
4.5	Benefits
Per Section 8.2 of the Agreement.
4.5.1	Health Care
Detailed plans for this activity will be completed during the Transition Period.
4.5.2	Insurance
Detailed plans for this activity will be completed during the Transition Period.
4.5.3	Vacation
Detailed plans for this activity will be completed during the Transition Period.
4.5.4	401k
Detailed plans for this activity will be completed during the Transition Period.
4.5.5	Pension
Detailed plans for this activity will be completed during the Transition Period.
4.5.6	Disability Plan
Detailed plans for this activity will be completed during the Transition Period.
4.5.7	Reimbursement accounts
Transitioned Employees shall be eligible to participate immediately in all reimbursement account plans provided by Amdocs to its similarly situated employees.
5.0	GOVERNANCE
5.1	Team Members
During the Transition Period applicable with respect to the Acme Services, the Parties will form and name members of their respective Governance Teams, as defined in Schedule D, Part 4, and will document the associated Organization charts, description of functions performed, and contact information.
5.2	Policies and Procedures Manual
Amdocs will develop the Policies and Procedures Manual in accordance with Schedule D, Part 5 Policies and Procedures Manual.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
5.3	Satisfaction Surveys.
Satisfaction surveys shall be conducted in accordance with the procedures and timeframe as identified in Section 7.5 of the Agreement and Schedule P.
6.0	ENHANCEMENT PLANS
Detailed plans for this activity will be completed during the Transition Period.
6.1	Project Transition/Handoff
As of April 17, 2007, a list of the current Projects and ongoing Projects are set forth in Schedule K.a (excluding those identified “Acme SE Projects”). As of May 16, 2007, AT&T will have the right to update the projects listed in Schedule K.a to include any additions to and deletions from such list, which have occurred in the ordinary course of business prior to May 16, 2007.
7.0	SPECIAL PROVISIONS FOR ADDITION OF ACME SE APPLICATIONS
This Section 7.0 sets forth specific provisions applicable to Amdocs’ assumption of responsibility for the Acme SE Applications, involving the transition of operational responsibility to Amdocs from the OSV (as defined below) on the date(s) therefor provided in this Section 7.0.
Transfer of Operational Responsibility (as defined below) for all Sets (as defined below) of Acme SE Applications will be completed on the date agreed upon by the Parties, [**] (such date of completion, the “Acme SE Completion Date”).
To the extent provisions of Sections 1.0 through 6.0 of this Schedule G.a have application to the assumption of responsibility for performing the Acme Services for the Acme SE Applications, such provisions shall apply and the Parties shall perform the activities described therein over the Acme SE Applications Transition Period.
7.1	Definitions
The following capitalized terms as used in this Section 7.0 shall have the following meanings:
“Additional Project Staff” shall mean Amdocs Personnel performing Acme SE Applications Transition Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
“AT&T/OSV Contract” shall mean that certain Information Technology Services Agreement between AT&T and the OSV under which the OSV is performing certain applications development and maintenance services in respect of the Acme SE Applications which are within the scope of the Services and which will be transitioned to Amdocs through the performance of the Acme SE Applications Transition Services.
“Acme SE Application” shall mean each Application designated as such in part 2 of Schedule A.a. — Acme Southeast applications
“Acme SE Applications Transition Period” shall mean the period commencing on the Amended Agreement Effective Date and ending on [**], or such other date as may be agreed upon by the Parties as part of the Detailed Acme SE Applications Transition Plan, over which period the Acme SE Transition Services will be performed and completed.
“Acme SE Applications Transition Services” shall have the meaning set forth in Section 7.2 below.
“Detailed Acme SE Applications Transition Plan” shall have the meaning set forth in Section 7.2.1 below.
“OSV” or “Outsourcing Services Vendor” shall mean the service provider under the AT&T/OSV Contract that currently performs certain applications development and maintenance services in respect of the Acme SE Applications, which services will be transitioned to Amdocs through the Acme SE Applications Transition Services.
“Set” shall mean a group of Acme SE Applications agreed upon by the Parties for which Transfer of Operational Responsibility will be effected collectively. Transfer of Operational Responsibility for the Acme SE Applications may be effected through one or more Sets.
“Transfer of Operational Responsibility”, with respect to each Set, shall mean Amdocs’s assumption of responsibility for the performance of Services under the Agreement for each Acme SE Application in such Set (including for metrics collection and reporting, Service Levels, related Performance Credits, productivity, etc.), which is to occur with respect to such Set on the applicable date set forth in the Detailed Acme SE Applications Transition Plan.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a – Transition Plan (Acme Services)
7.2	Description of Acme SE Applications Transition Services
Amdocs will perform all functions and services necessary to assume responsibility for the Services with respect to the Acme SE Applications, which shall include [**] (the “Acme SE Applications Transition Services”), in accordance with the transition schedule for each Set as provided in the Detailed Acme SE Applications Transition Plan. The Parties shall from time to time review, and may agree on changes to, the composition of any Set. The Acme SE Applications Transition Services shall include any services, functions or responsibilities not specifically described in this Attachment, but which are related to the Services and required for the proper performance and delivery of the Acme SE Applications Transition Services.
As part of the Acme SE Applications Transition Services, Amdocs’ responsibilities shall include:
7.2.1	Detailed Acme SE Applications Transition Plan
On the basis of information that AT&T can reasonably obtain following the Amended Agreement Effective Date, and within [**] following Amdocs’ receipt of, and based on, such data, Amdocs shall prepare and deliver to AT&T, for AT&T’s review, comment and approval, a detailed plan for the transition of the Acme SE Applications from the OSV to Amdocs (the “Detailed Acme SE Applications Transition Plan”). The Detailed Acme SE Applications Transition Plan shall detail the specific transition activities to be performed by Amdocs, including (i) [**]. Unless otherwise agreed by AT&T, the Detailed Acme SE Applications Transition Plan shall be consistent in all respects with this Schedule G.a and the preliminary transition template document developed by Amdocs and provided to AT&T prior to the Amendment Effective Date (provided that until approval of the Detailed Acme SE Application Transition Plan as described above, such preliminary transition plan shall serve as the Detailed Acme SE Application Transition Plan) and (iii) [**] as specified in Section 7.3.2(ii) below. Amdocs shall address and resolve any concerns AT&T may have as to any aspect of the proposed Detailed Acme SE Applications Transition Plan and incorporate any changes to such Detailed Acme SE Applications Transition Plan requested by AT&T. The Detailed Acme SE Applications Transition Plan shall be implemented by Amdocs and incorporated into the Agreement.
7.2.2	Risk Mitigation Plan
Prior to undertaking any transition activity, Amdocs shall use reasonable efforts to identify all AT&T-specific material risks and discuss them with AT&T; and
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
shall not proceed with such activity until AT&T is reasonably satisfied with the mitigation plans with regard to such risks. Amdocs shall identify and resolve, with AT&T’s reasonable cooperation, any problems that may impede or delay the timely completion of each task in the Detailed Acme SE Applications Transition Plan that is Amdocs’s responsibility and shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in the Detailed Acme SE Applications Transition Plan that is AT&T’s responsibility.
7.2.3	OSV Knowledge Transfer
During the Acme SE Applications Transition Period, Amdocs shall direct the OSV with respect to, and obtain from the OSV (including cooperating with OSV personnel to receive), detailed knowledge transfer relating to the maintenance and development of the Acme SE Applications.
7.2.4	Increase of Additional Project Staff
Amdocs shall increase the number of Additional Project Staff members that Amdocs assigns to provide the applications development and maintenance services, functions and responsibilities in respect of Acme SE Application as AT&T causes the OSV to decrease the number of OSV personnel performing such functions, services and responsibilities in respect thereof, in a manner that provides a seamless transition of support for such Application from the OSV to Amdocs.
7.2.5	Performance Prior to Transfer of Operational Responsibility
Prior to Transfer of Operational Responsibility for a Set, Amdocs shall perform and accept direction from the OSV as to day-to-day performance of applications development and maintenance services, functions and responsibilities for each Acme SE Application in such Set.
7.2.6	Assumption of Operational Responsibility
From and after Transfer of Operational Responsibility for a Set, Amdocs shall assume operational and all other responsibilities, in accordance with the Agreement, for the performance of the Services with respect to each Acme SE Application in such Set.
7.2.7	Direction of OSV Personnel
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
From and after the Transfer of Operational Responsibility for a Set, Amdocs shall direct the day-to-day performance of the OSV personnel who are continuing to provide application development and maintenance services and functions (including termination assistance services) in respect of any Acme SE Application in such Set. Such direction by Amdocs shall be subject to Section 7.3.2 below.
7.2.8	Assistance and Cooperation
In connection with any exercise by AT&T of its exit rights under the AT&T/OSV Contract, and as directed by AT&T ([**]), Amdocs shall assist and cooperate with the OSV (i) to receive from the OSV [**], (ii) to accept transfer and assignment from the OSV of [**], and (iii) to purchase [**], in each case as related to the Acme SE Applications.
7.2.9	Performance Issue Escalation
Amdocs shall escalate to AT&T of any issues relating to the OSV’s performance. The failure of AT&T to resolve such OSV performance issues shall be treated pursuant to Section 10.2 of the Agreement.
7.2.10	Governance Meetings and Reviews
Amdocs shall schedule and participate with AT&T in weekly transition governance reviews and briefings with AT&T and Amdocs executives, including reporting on Amdocs’s progress in performing the Acme SE Applications Transition Services. Amdocs also shall provide written reports to AT&T at least [**] regarding such matters, and shall provide oral reports more frequently if reasonably requested by AT&T. Promptly upon receiving any indication that Amdocs may not be able to perform its responsibilities associated with the Acme SE Applications Transition Services or that any action or omission of the OSV may hinder such performance, Amdocs shall notify AT&T and shall identify for AT&T’s consideration and approval specific measures to address such delay and mitigate the risks associated therewith.
7.3	AT&T Responsibilities
7.3.1	Directions to OSV
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
During the Acme SE Applications Transition Period, AT&T will cooperate with Amdocs by using reasonable commercial efforts to cause the OSV to cooperate with AT&T and Amdocs, including providing Additional Project Staff access to the AT&T sites ([**]) from which the Acme SE Applications are being supported by OSV resources to permit Amdocs the ability to work with such OSV resources.
7.3.2	OSV Cooperation
Prior to Transfer of Operational Responsibility for a Set, AT&T will use reasonable commercial efforts to cause the OSV to cooperate with AT&T and Amdocs in order to effectuate the transfer from the OSV to Amdocs of the application development and maintenance services being performed by the OSV under the AT&T/OSV Contract in respect of the Acme SE Applications. Amdocs shall notify AT&T no less than [**] prior to any month during which OSV resources will be required in the performance of the Services of the number of OSV resources that Amdocs wishes AT&T to authorize under the AT&T/OSV Contract. Such notifications (and any required use of OSV resources) shall commence and end as defined in the Detailed Acme SE Applications Transition Plan. Amdocs shall not be responsible for any costs or expenses for any OSV resources authorized by AT&T under the AT&T/OSV Contract in excess of the number so timely requested by Amdocs.
For greater certainty, Amdocs —
(A)	shall treat any information of the OSV or relating to the AT&T/OSV Contract that Amdocs receives ([**]) as Proprietary Information under the Agreement, and

(B)	[**].
7.4	Personnel to Perform the Acme SE Applications Transition Services
Amdocs will provide the Acme SE Applications Transition Services using Additional Project Staff who have the following skill-sets: [**].
Amdocs may use Subcontractors to perform the Acme SE Applications Transition Services, subject to the terms and conditions of the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

December 19, 2007 (AT&T)
Agreement Number: 20070413.019.A.001
Schedule G.a — Transition Plan (Acme Services)
7.5	Location of Amdocs Personnel
1.
AT&T will, at AT&T’s expense, provide space at AT&T Facilities located in the U.S. for the FTEs referenced in Section 7.6(b) below (in addition to such space as is provided by AT&T under Section 6.1 (“Service Facilities/Location”) of the Agreement to be designated by AT&T for Additional Project Staff (including infrastructure support personnel). Such Additional Project Staff may be co-located with other Amdocs Personnel located in the applicable AT&T Facility.
7.6	Acme SE Project Verification and Transition/Handoff
As of the Amended Agreement Effective Date, a list of the current Projects and ongoing Projects for AT&T’s Southeast Region are set forth in Schedule K.a under the designation “Acme SE Projects” (the “Acme SE Projects”). Over the Acme SE Application Transition Period, AT&T will have the right to update the Acme SE Projects listed in Schedule K.a by notice to Amdocs to include any additions to and deletions from such list, which have occurred in the ordinary course of business over the Acme SE Application Transition Period.
7.7	Acme SE Application Verification

As of the Amended Agreement Effective Date, a list of Acme SE Applications are set forth in Schedule A.a and each designated as an “Acme SE Application”. Over the Acme SE Application Transition Period, AT&T will have the right to update the Acme SE Applications listed in Schedule A.a by notice to Amdocs to include or remove individual Acme SE Applications from such listing. Upon completion of such verification, Schedule E.a shall be updated to reflect Third Party Software determined through such verification.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
Schedule G.b
Transition Plan (Replica)
This is Schedule G.b of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agrement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
As contemplated in the Agreement and for purposes of the Agreement, the following terms shall have the following meaning with respect to the Replica Services:
•	The “Effective Date” is the date of the Amended Agreement.

•	The “Commencement Date” is February 25, 2008 or other date as the Parties agree upon in writing as the date on which Amdocs will assume full responsibility for the Replica Services.
This Schedule provides the Transition Plan for the transition to Amdocs of responsibility for the Replica Services.

1.0	Transition Plan			3
	1.1	Issue Management and Escalation		3

2.0	Organization Plan			4
	2.1	Organization Analysis		4
		2.1.1	Commencement Date Organization Chart	4
		2.1.2	Commencement Date Assignments	4
	2.2	Facilities Plan		4

3.0	COMMUNICATION Plan			4
	3.1	Internal Communications		4
		3.1.1	Develop Support Network	4
		3.1.2	Prepare Materials	5
		3.1.3	Present Materials/Conduct Meeting	5
		3.1.4	Conduct Follow-up Question and Answer Sessions	5
	3.2	External Communications		5
		3.2.1	Prepare Materials	5
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)

		3.2.2	Present Materials/Conduct Meeting	5

4.0	HUMAN RESOURCE PLANS			5
	4.1	Benefits Transition Planning and Communication		5
	4.2	Offer Letters		6
	4.3	Employee Option to Accept Offer or Resign		6
	4.4	Salary		6
	4.5	Benefits		6
		4.5.1	Health Care	6
		4.5.2	Insurance	6
		4.5.3	Vacation	6
		4.5.4	401k	6
		4.5.5	Pension	6
		4.5.6	Disability Plan	6
		4.5.7	Reimbursement accounts	6

5.0	Governance			6
	5.1	Team Members		6
	5.2	Policies and Procedures Manual		7
	5.3	Satisfaction Surveys		7

6.0	Enhancement Plans			7
	6.1	Project Transition/Handoff		7

7.0	Special Provisions for BellSouth Applications			7

7.1	. DEFINITIONS			7

7.2	DESCRIPTION OF BELLSOUTH APPLICATIONS TRANSITION SERVICES			8
		7.2.1	Detailed BellSouth Applications Transition Plan	9
		7.2.2	Risk Mitigation Plan	9
		7.2.3	OSV Knowledge Transfer	10
		7.2.4	Increase of Additional Project Staff	10
		7.2.5	Performance Prior to Transfer of Operational Responsibility	10
		7.2.6	Assumption of Operational Responsibility	10
		7.2.7	Direction of OSV Personnel	10
		7.2.8	Assistance and Cooperation	10
		7.2.9	Performance Issue Escalation	11
		7.2.10	Governance Meetings and Reviews	11

7.3	AT&T RESPONSIBILITIES			11
		7.3.1	Directions to OSV	11
		7.3.2	OSV Cooperation	11
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)

7.4	PERSONNEL TO PERFORM THE BELLSOUTH APPLICATIONS TRANSITION SERVICES	12

7.5	. LOCATION OF AMDOCS PERSONNEL	12

8.0	VERIFICATIONS	12

8.1	SERVICE LIMITATION VERIFICATION	12

8.2	APPLICATION VERIFICATION	13

8.3	ROLES AND FUNCTIONS DELINEATION AND REVIEW	13
1.0	TRANSITION PLAN

This Schedule contains the framework from which transition procedures, plans and activities will be documented.

In accordance with Section 4.2 of the Agreement, during the Transition Period, the Parties will perform their respective transition obligations as described herein and Schedule G.b, Attachment A (Detailed Work Plan - Replica), attached hereto and incorporated herein.

On the Effective Date, AT&T and Amdocs will each designate personnel to form a “Joint Transition Team”. The Joint Transition Team is a temporary organization that will oversee, manage, and verify Amdocs’ provision of the Transition Services and both Parties’ performance of their respective obligations in accordance with the Transition Plan. The Joint Transition Team consists of a Joint Steering Committee, Joint Management Team, and transition sub-teams, each consisting of the roles and performing the responsibilities as jointly defined by the Parties.

1.1	Issue Management and Escalation

Any issues or discrepancies that arise after the Effective Date and prior to the Commencement Date will be escalated for review and resolution as follows:
•	Joint Transition Management Team. Members to be identified on or before the Effective Date. If unresolved, escalate to:

•	Joint Transition Steering Committee. Members to include Senior Management from AT&T and Amdocs. If unresolved, escalate to:

•	AT&T Executive and Amdocs Executive as provided in Section 19.1(b) of the Agreement.
Issue management, post Commencement Date and after formation of the AT&T Governance Team, will follow the escalation process set forth in Schedule D, Part 4.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
2.0	ORGANIZATION PLAN

2.1	Organization Analysis
2.1.1	Commencement Date Organization Chart
The preliminary “Commencement Date Organization Chart” will be delivered to AT&T within [**] after the Effective Date and must be completed by Amdocs not later than [**] prior to the Commencement Date, and will describe organization units, teams, jobs, roles and individuals assigned to each job.
2.1.2	Commencement Date Assignments
AT&T will provide input to Amdocs regarding the assignment of each Transitioned Employee and in-scope contractor to the jobs depicted on the Commencement Date Organization Chart.
2.2	Facilities Plan
Detailed plans specifying proposed changes (if any) to the work locations for Amdocs Personnel at AT&T Facilities will be completed by Amdocs during the Transition Period.
3.0	COMMUNICATION PLAN
Communications internal to AT&T and external to AT&T including communications with vendors and the general public will adhere to the detailed plan developed by AT&T. Amdocs will not otherwise make any general public announcements without the prior written consent of AT&T.
A general announcement will be given by AT&T to all AT&T employees (both in/out of scope) following the Effective Date. AT&T will hold subsequent meetings separately with impacted employees, after the general announcement, to address specific concerns and issues. Employees on vacation or out of the office will be provided a call-in number to attend the general announcement and will be directed by their managers on the process for obtaining additional information.
3.1	Internal Communications
Information relating to employee benefits and termination of employment will be provided to each employee listed on Schedule L.b.
3.1.1	Develop Support Network
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
A member of AT&T’s IT Sourcing organization has been identified as the support individual responsible for AT&T’s activities in communicating the announcement. This individual will be responsible for scheduling and conducting meetings with the in-scope employees to further explain the impact and to discuss employee concerns. Additional resources may be involved in this activity as directed by AT&T.
3.1.2	Prepare Materials
Materials will be prepared according to an AT&T-approved plan.
3.1.3	Present Materials/Conduct Meeting
Materials will be presented and meetings will be conducted according to an AT&T-approved plan.
3.1.4	Conduct Follow-up Question and Answer Sessions
Follow-up sessions will be conducted according to an AT&T-approved plan.
3.2	External Communications
Materials used for external communication will be developed and must be approved by AT&T prior to any announcement relating thereto. Delivery of the external message, if permitted by AT&T (which will be permitted in the case of any announcements required by Law), will be synchronized with the delivery of the internal announcement and Amdocs’ announcement. Exact time will be determined based on mutual agreement by the Parties.
3.2.1	Prepare Materials
Materials will be prepared according to an AT&T-approved plan.
3.2.2	Present Materials/Conduct Meeting
Material will be presented and meetings will be conducted according to an AT&T-approved plan.
4.0	HUMAN RESOURCE PLANS
The completion of the transition of applicable Transitioned Personnel employment from AT&T to Amdocs shall be considered a Transition Milestone.
4.1	Benefits Transition Planning and Communication
Amdocs will conduct on-site Benefit/Payroll Information and Q&A sessions after the announcement date for those AT&T sites that have 10 or more AT&T employees. Tentative plans call for an AT&T Benefits representative to also be present. Final plans for AT&T Benefits representatives will be presented to Amdocs following the Effective Date.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
4.2	Offer Letters
Offer letters will be e-mailed by Amdocs to the AT&T e-mail addresses of the AT&T Employees identified by AT&T as being in-scope by the date(s) set forth in Attachment A to this Schedule G.b (or other date agreed by the Parties). Employees will have until the date(s) set forth in Attachment A to this Schedule G.b (or other date agreed by the Parties) to accept or decline the offer and to notify both AT&T and Amdocs of their decision. Plans need to be developed to address those employees that are out of town or unable to receive the offer letters via e-mail.
4.3	Employee Option to Accept Offer or Resign
Per Section 8.1(a)(ii) and 8.1(a)(iii) of the Agreement.
4.4	Salary
Per Section 8.1(a)(i) and 8.1.(d) of the Agreement.
4.5	Benefits
Per Section 8.2 of the Agreement.
4.5.1	Health Care
Detailed plans for this activity will be completed during the Transition Period.
4.5.2	Insurance
Detailed plans for this activity will be completed during the Transition Period.
4.5.3	Vacation
Detailed plans for this activity will be completed during the Transition Period.
4.5.4	401k
Detailed plans for this activity will be completed during the Transition Period.
4.5.5	Pension
Detailed plans for this activity will be completed during the Transition Period.
4.5.6	Disability Plan
Detailed plans for this activity will be completed during the Transition Period.
4.5.7	Reimbursement accounts
Transitioned Employees shall be eligible to participate immediately in all reimbursement account plans provided by Amdocs to its similarly situated employees.
5.0	GOVERNANCE

5.1	Team Members
During the Transition Period, the Parties will form and name members of their respective Governance Teams, as defined in Schedule D, Part 4, and will document the associated Organization charts, description of functions performed, and contact information.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
5.2	Policies and Procedures Manual
Amdocs will develop the Policies and Procedures Manual in accordance with Schedule D, Part 5 Policies and Procedures Manual.
5.3	Satisfaction Surveys.
Satisfaction surveys shall be conducted in accordance with the procedures and timeframe as identified in Section 7.5 of the Agreement and Schedule P.
6.0	ENHANCEMENT PLANS
Detailed plans for this activity will be completed during the Transition Period.
6.1	Project Transition/Handoff
As of the Effective Date, a list of the current Projects and ongoing Projects are set forth in Schedule K.b. As of the Commencement Date, AT&T will have the right to update the projects listed in Schedule K to include any additions to and deletions from such list, which have occurred in the ordinary course of business prior to the Commencement Date.
7.0	SPECIAL PROVISIONS FOR BELLSOUTH APPLICATIONS
In addition to the foregoing provisions of this Schedule G.b, this Section 7.0 sets forth specific provisions applicable to Amdocs’ transition of responsibility for the Replica Applications that are BellSouth Applications.
7.1	. Definitions
The following capitalized terms as used in this Section 7.0 shall have the following meanings:
“Additional Project Staff” shall mean Amdocs Personnel performing BellSouth Applications Transition Services.

“AT&T/OSV Contract” shall mean that certain Information Technology Services Agreement between AT&T and the OSV under which the OSV is performing certain applications development and maintenance services in respect of the BellSouth Applications which are within the scope of the Services and which will be transitioned to Amdocs through the performance of the BellSouth Applications Transition Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
“BellSouth Application” shall mean each Application designated as such in Schedule A.b.

“BellSouth Applications Transition Period” shall mean the period commencing on the Effective Date and ending on [**] or such other date as may be agreed upon by the Parties as part of the Detailed BellSouth Applications Transition Plan, over which period the BellSouth Transition Services will be performed and completed.

“BellSouth Applications Transition Services” shall have the meaning set forth in Section 7.2 below.

“Detailed BellSouth Applications Transition Plan” shall have the meaning set forth in Section 7.2.1 below.

“OSV” or “Outsourcing Services Vendor” shall mean the service provider under the AT&T/OSV Contract that currently performs certain applications development and maintenance services in respect of the BellSouth Applications, which services will be transitioned to Amdocs through the BellSouth Applications Transition Services.

“Set” shall mean a group of BellSouth Applications agreed upon by the Parties for which Transfer of Operational Responsibility will be effected collectively. Transfer of Operational Responsibility for the BellSouth Applications may be effected through one or more Sets.

“Transfer of Operational Responsibility”, with respect to each Set, shall mean Amdocs’s assumption of responsibility for the performance of Services under the Agreement for each BellSouth Application in such Set (including for metrics collection and reporting, Service Levels, related Performance Credits, productivity, etc.), which is to occur with respect to such Set on the applicable date set forth in the Detailed BellSouth Applications Transition Plan.
7.2	Description of BellSouth Applications Transition Services
Amdocs will perform all functions and services necessary to assume responsibility for the Services with respect to the BellSouth Applications, which shall include [**] (the “BellSouth Applications Transition Services”), in accordance with the transition schedule for each Set as provided in the Detailed Bell South Applications Transition Plan. The Parties shall from time to time review, and may agree on changes to, the composition of any Set. The BellSouth Applications Transition Services shall include any services, functions or responsibilities not specifically described in this Attachment,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
but which are related to the Services and required for the proper performance and delivery of the BellSouth Applications Transition Services.
As part of the BellSouth Applications Transition Services, Amdocs’s responsibilities shall include:
7.2.1	Detailed BellSouth Applications Transition Plan
On the basis of information that AT&T can reasonably obtain following the Effective Date, and within ten Business Days following Amdocs’ receipt of, and based on, such data, Amdocs shall prepare and deliver to AT&T, for AT&T’s review, comment and approval, a detailed plan for the transition of the BellSouth Applications from the OSV and AT&T to Amdocs (the “Detailed BellSouth Applications Transition Plan”). The Detailed BellSouth Applications Transition Plan shall detail the specific transition activities to be performed by Amdocs, including (i) [**]. Unless otherwise agreed by AT&T, the Detailed BellSouth Applications Transition Plan shall be consistent in all respects with this Schedule G.b and (iii) [**] as specified in Section 7.3.2(ii) below. Amdocs shall address and resolve any concerns AT&T may have as to any aspect of the proposed Detailed BellSouth Applications Transition Plan and incorporate any changes to such Detailed BellSouth Applications Transition Plan requested by AT&T. The Detailed BellSouth Applications Transition Plan shall be implemented by Amdocs and incorporated into the Agreement.
7.2.2	Risk Mitigation Plan
Prior to undertaking any transition activity, Amdocs shall use reasonable efforts to identify all AT&T-specific material risks and discuss them with AT&T; and shall not proceed with such activity until AT&T is reasonably satisfied with the mitigation plans with regard to such risks. Amdocs shall identify and resolve, with AT&T’s reasonable cooperation, any problems that may impede or delay the timely completion of each task in the Detailed BellSouth Applications Transition Plan that is Amdocs’s responsibility and shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in the Detailed BellSouth Applications Transition Plan that is AT&T’s responsibility.
7.2.3	OSV Knowledge Transfer
During the BellSouth Applications Transition Period, Amdocs shall direct the OSV with respect to, and obtain from the OSV (including cooperating with OSV
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
personnel to receive), detailed knowledge transfer relating to the maintenance and development of the BellSouth Applications.
7.2.4	Increase of Additional Project Staff
Amdocs shall increase, the number of Additional Project Staff members that Amdocs assigns to provide the applications development and maintenance services, functions and responsibilities in respect of BellSouth Application as AT&T causes the OSV to decrease the number of OSV personnel performing such functions, services and responsibilities in respect thereof, in a manner that provides a seamless transition of support for such Application from the OSV to Amdocs.
7.2.5	Performance Prior to Transfer of Operational Responsibility
Prior to Transfer of Operational Responsibility for a Set, Amdocs shall perform and accept direction from the OSV as to day-to-day performance of applications development and maintenance services, functions and responsibilities for each BellSouth Application in such Set.
7.2.6	Assumption of Operational Responsibility
From and after Transfer of Operational Responsibility for a Set, Amdocs shall assume operational and all other responsibilities, in accordance with the Agreement, for the performance of the Services with respect to each BellSouth Application in such Set.
7.2.7	Direction of OSV Personnel
From and after the Transfer of Operational Responsibility for a Set through the termination of performance of Services by the OSV, Amdocs shall direct the day-to-day performance of the OSV personnel who are continuing to provide application development and maintenance services and functions (including termination assistance services) in respect of any BellSouth Application in such Set. Such direction by Amdocs shall be subject to Section 7.3.2 below.
7.2.8	Assistance and Cooperation
In connection with any exercise by AT&T of its exit rights under the AT&T/OSV Contract, and as directed by AT&T ([**]), Amdocs shall assist and cooperate with the OSV (i) to receive from the OSV [**], (ii) to accept transfer and
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
assignment from the OSV of [**], and (iii) to purchase [**], in each case as related to the BellSouth Applications.
7.2.9	Performance Issue Escalation
Amdocs shall escalate to AT&T of any issues relating to the OSV’s performance. The failure of AT&T to resolve such OSV performance issues shall be treated pursuant to Section 10.2 of the Agreement.
7.2.10	Governance Meetings and Reviews
Amdocs shall schedule and participate with AT&T in weekly transition governance reviews and briefings with AT&T and Amdocs executives, including reporting on Amdocs’s progress in performing the BellSouth Applications Transition Services. Amdocs also shall provide written reports to AT&T at least [**] regarding such matters, and shall provide oral reports more frequently if reasonably requested by AT&T. Promptly upon receiving any indication that Amdocs may not be able to perform its responsibilities associated with the BellSouth Applications Transition Services or that any action or omission of the OSV may hinder such performance, Amdocs shall notify AT&T and shall identify for AT&T’s consideration and approval specific measures to address such delay and mitigate the risks associated therewith.

7.3	AT&T Responsibilities
7.3.1	Directions to OSV
During the BellSouth Applications Transition Period, AT&T will cooperate with Amdocs by using reasonable commercial efforts to cause the OSV to cooperate with AT&T and Amdocs, including providing Additional Project Staff access to the AT&T sites ([**]) from which the BellSouth Applications are being supported by OSV resources to permit Amdocs the ability to work with such OSV resources.
7.3.2	OSV Cooperation
Prior to Transfer of Operational Responsibility for a Set, AT&T will use reasonable commercial efforts to cause the OSV to cooperate with AT&T and Amdocs in order to effectuate the transfer from the OSV to Amdocs of the application development and maintenance services being performed by the OSV under the AT&T/OSV Contract in respect of the BellSouth Applications. Amdocs shall notify AT&T no less than [**] prior to any month during which
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
OSV resources will be required in the performance of the Services, of the number of OSV resources that Amdocs wishes AT&T to authorize under the AT&T/OSV Contract. Such notifications (and any required use of OSV resources) shall commence and end as defined in the Detailed BellSouth Applications Transition Plan. Amdocs shall not be responsible for any costs or expenses for any OSV resources authorized by AT&T under the AT&T/OSV Contract in excess of the number so timely requested by Amdocs.

For greater certainty, Amdocs —
(A)	shall treat any information of the OSV or relating to the AT&T/OSV Contract that Amdocs receives ([**]) as Proprietary Information under the Agreement, and

(B)	[**].
7.4	Personnel to Perform the BellSouth Applications Transition Services
Amdocs will provide the BellSouth Applications Transition Services using Additional Project Staff who have the following skill-sets: [**].

Amdocs may use Subcontractors to perform the BellSouth Applications Transition Services, subject to the terms and conditions of the Agreement.
7.5.	Location of Amdocs Personnel

1.
2. AT&T will, at AT&T’s expense, provide space at AT&T Facilities located in the U.S. for the FTEs referenced in Section 7.6(b) below (in addition to such space as is provided by AT&T under Section 6.1 (“Service Facilities/Location”) of the Agreement to be designated by AT&T for Additional Project Staff (including infrastructure support personnel). Such Additional Project Staff may be co-located with other Amdocs Personnel located in the applicable AT&T Facility.
8.0	Verifications
8.1	Service Limitation Verification
The Parties acknowledge that with respect to certain of the Applications set forth in Schedule A.b certain activities within the scope of the Services described in Schedule D, Part 1 (e.g., with regard to [**] have historically be performed by AT&T employees who
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Transition Plan (Replica)
are not among the AT&T employees included in Schedule L.b. Consequently, such activities with respect to such Applications are retained by AT&T and not within the scope of the Services. Over the Transition Period, AT&T and Amdocs will work jointly to identify such activities and reflect such limitations on Schedule A.a with respect to the applicable Applications.
8.2	Application Verification
As of the Effective Date, a list of Applications are set forth in Schedule A.b the “Replica Applications.” Over the Transition Period, AT&T will have the right to update the Replica Applications listed in Schedule A.b by notice to Amdocs to include or remove individual Replica Applications from such listing and any such addition or removal will have no impact on the Charges unless the such addition or removal results in resources being added or removed from scope, consistent with Section 2.2 of Schedule I.b. Upon completion of such verification, Schedule E.b shall be updated to reflect Third Party Software determined through such verification.
8.3	Roles and Functions Delineation and Review
As of the Effective Date of the Amended Agreement, Schedule D, Part 6 of the Agreement consists of a template roles and functions matrix and description for the Retained Architecture Activities (as defined in Schedule D, Part 6) and Retained SCM Activities (as defined in Schedule D, Part 6) for the respective designated Replica Applications (as designated on Schedule A.b). Not later than January 30, 2008 the Parties will jointly develop an updated and detailed Schedule D, Part 6 detailing the roles and functions for the Retained Architecture Activities and Retained SCM Activities and the Services associated therewith, all in accordance with Schedule D, Part 6. Without limiting the foregoing, Schedule D, Part 6 will identify such activities as are in and out of the scope of the Services and the Parties’ respective responsibilities associated therewith. Upon finalization , the Parties will substitute the updated Schedule D, Part 6for the Schedule D, Part 6 attached to this Agreement as of the Effective Date of the Amended Agreement.

On or around August 1, 2008, the Parties will meet to review and assess the effectiveness of the delineation of the roles and functions of the Parties associated with the architecture support activities for the Replica Applications.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Attachment A (Replica)
Attachment A to Schedule G.b
Work Plan (Replica)
This is Attachment A to Schedule G.b of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agrement”) and provides the detailed work plan for the transition of the Replica Services, as referenced in Schedule G.b.
Capitalized terms not defined in this Attachment have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used and the IT industry for the provision of ADM services.

		Target Start	Target Due
TASK #	Description of Task	Date	Date	Status	Notes	Party

MILESTONES
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Attachment A (Replica)

		Target Start	Target Due
TASK #	Description of Task	Date	Date	Status	Notes	Party
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]

HR ACTIVITIES
	[**]	[**]	[**]
	[**]	[**]	[**]

PROGRAM MANAGEMENT OFFICE ACTIVITIES
	[**]	[**]	[**]
	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.b — Attachment A (Replica)

		Target Start	Target Due
TASK #	Description of Task	Date	Date	Status	Notes	Party

APPLICATION DELIVERY TEAMS ACTIVITIES
	[**]	[**]	[**]
	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
Schedule G.c
Transition Plan (Diamond)
This is Schedule G.c of the Further Amended and Restated Information Technology Service Agreement No 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
As contemplated in the Agreement and for purposes of the Agreement, the following terms shall have the following meaning with respect to the Diamond Services:
•	The “Effective Date” is the date of the Amended Agreement.

•	The “Commencement Date” is February 1, 2009, or other date as the Parties agree upon in writing as the date on which Amdocs will assume full responsibility for the Diamond Services.
This Schedule provides the Transition Plan for the transition to Amdocs of responsibility for the Diamond Services.

1.0	Transition Plan			3
	1.1	Issue Management and Escalation		3

2.0	Organization Plan			3
	2.1	Organization Analysis		3
		2.1.1	Commencement Date Organization Chart	3
		2.1.2	Commencement Date Assignments	3
	2.2	Facilities Plan		3

3.0	COMMUNICATION Plan			4
	3.1	Internal Communications		4
		3.1.1	Develop Support Network	4
		3.1.2	Prepare Materials	4
		3.1.3	Present Materials/Conduct Meeting	4
		3.1.4	Conduct Follow-up Question and Answer Sessions	4
	3.2	External Communications		4
		3.2.1	Prepare Materials	5
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)

		3.2.2	Present Materials/Conduct Meeting	5

4.0	HUMAN RESOURCE PLANS			5
	4.1	Benefits Transition Planning and Communication		5
	4.2	Offer Letters		5
	4.3	Employee Option to Accept Offer or Resign		5
	4.4	Salary		5
	4.5	Benefits		5
		4.5.1	Health Care	5
		4.5.2	Insurance	5
		4.5.3	Vacation	5
		4.5.4	401k	6
		4.5.5	Pension	6
		4.5.6	Disability Plan	6
		4.5.7	Reimbursement accounts	6

5.0	Governance			6
	5.1	Team Members		6
	5.2	Policies and Procedures Manual		6
	5.3	Satisfaction Surveys.		6

6.0	Enhancement Plans			6
	6.1	Project Transition/Handoff		6

7.0	Special Provisions for Diamond Applications			7

7.1	. DEFINITIONS			7

7.2	DESCRIPTION OF APPLICATIONS TRANSITION SERVICES			8
		7.2.1	Updated Detailed Applications Transition Plan	8
		7.2.2	Risk Mitigation Plan	9
		7.2.3	OSV Knowledge Transfer	9
		7.2.4	AT&T Employee Knowledge Transfer	9
		7.2.5	Assumption of Operational Responsibility	10
		7.2.6	Governance Meetings and Reviews	10

7.3	PERSONNEL TO PERFORM THE DIAMOND APPLICATIONS TRANSITION SERVICES			10

7.4	LOCATION OF AMDOCS PERSONNEL			10

8.0	VERIFICATIONS			11

8.1	APPLICATION VERIFICATION			11
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
1.0	TRANSITION PLAN

This Schedule contains the framework from which transition procedures, plans and activities will be documented.

In accordance with Section 4.2 of the Agreement, during the Transition Period, the Parties will perform their respective transition obligations as described herein and Schedule G.c, Attachment A (Detailed Work Plan - Diamond), attached hereto and incorporated herein.

On the Effective Date, AT&T and Amdocs will each designate personnel to form a “Joint Transition Team”. The Joint Transition Team is a temporary organization that will oversee, manage, and verify Amdocs’ provision of the Transition Services and both Parties’ performance of their respective obligations in accordance with the Transition Plan. The Joint Transition Team consists of a Joint Steering Committee, Joint Management Team, and transition sub-teams, each consisting of the roles and performing the responsibilities as jointly defined by the Parties.

1.1	Issue Management and Escalation

Any issues or discrepancies that arise after the Effective Date and prior to the Commencement Date will be escalated for review and resolution as follows:
•	Joint Transition Management Team. Members to be identified on or before the Effective Date. If unresolved, escalate to:

•	Joint Transition Steering Committee. Members to include Senior Management from AT&T and Amdocs. If unresolved, escalate to:

•	AT&T Executive and Amdocs Executive as provided in Section 19.1(b) of the Agreement.
Issue management, post Commencement Date and after formation of the AT&T Governance Team, will follow the escalation process set forth in Schedule D, Part 4.
2.0	ORGANIZATION PLAN
2.1	Organization Analysis
2.1.1	Commencement Date Organization Chart
The preliminary “Commencement Date Organization Chart” will be delivered to AT&T within [**] after the Effective Date and must be completed by Amdocs not later than [**] prior to the Commencement Date, and will describe organization units, teams, jobs, roles and individuals assigned to each job.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
2.1.2	Commencement Date Assignments
AT&T will provide input to Amdocs regarding the assignment of each Transitioned Employee and in-scope contractor to the jobs depicted on the Commencement Date Organization Chart.
2.2	Facilities Plan
Detailed plans specifying proposed changes (if any) to the work locations for Amdocs Personnel at AT&T Facilities will be completed by Amdocs during the Transition Period.
3.0	COMMUNICATION PLAN
Communications internal to AT&T and external to AT&T including communications with vendors and the general public will adhere to the detailed plan developed by AT&T. Amdocs will not make any general public announcements without the prior written consent of AT&T.
A general announcement will be given by AT&T to all AT&T employees (both in/out of scope) following the Effective Date. AT&T will hold subsequent meetings separately with impacted employees, after the general announcement, to address specific concerns and issues. Employees on vacation or out of the office will be provided a call-in number to attend the general announcement and will be directed by their managers on the process for obtaining additional information.
3.1	Internal Communications
Information relating to employee benefits and termination of employment will be provided to each employee listed on Schedule L.c.
3.1.1	Develop Support Network
A member of AT&T’s IT Sourcing organization has been identified as the support individual responsible for AT&T’s activities in communicating the announcement. This individual will be responsible for scheduling and conducting meetings with the in-scope employees to further explain the impact and to discuss employee concerns. Additional resources may be involved in this activity as directed by AT&T.
3.1.2	Prepare Materials
Materials will be prepared according to an AT&T-approved plan.
3.1.3	Present Materials/Conduct Meeting
Materials will be presented and meetings will be conducted according to an AT&T-approved plan.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
3.1.4	Conduct Follow-up Question and Answer Sessions
Follow-up sessions will be conducted according to an AT&T-approved plan.
3.2	External Communications
Materials used for external communication will be developed and must be approved by AT&T prior to any announcement relating thereto. Delivery of the external message, if permitted by AT&T (which will be permitted in the case of any announcements required by Law), will be synchronized with the delivery of the internal announcement and Amdocs’ announcement. Exact time will be determined based on mutual agreement by the Parties.
3.2.1	Prepare Materials
Materials will be prepared according to an AT&T-approved plan.
3.2.2	Present Materials/Conduct Meeting
Material will be presented and meetings will be conducted according to an AT&T-approved plan.
4.0	HUMAN RESOURCE PLANS
The completion of the transition of applicable Transitioned Personnel employment from AT&T to Amdocs shall be considered a Transition Milestone.
4.1	Benefits Transition Planning and Communication
Amdocs will conduct on-site Benefit/Payroll Information and Q&A sessions after the announcement date for those AT&T sites that have 10 or more AT&T employees (as set forth in Schedule L) or as otherwise agreed upon jointly by the Parties. As agreed upon by the Parties, AT&T Benefits representatives may also be present. Final plans for AT&T Benefits representatives will be presented to Amdocs following the Effective Date.
4.2	Offer Letters
Offer letters will be sent by Amdocs to the AT&T Employees identified by AT&T and agreed upon by the Parties as being in-scope by the date(s) set forth in Attachment A to this Schedule G.c (or other date agreed by the Parties). Employees will have until the date(s) set forth in Attachment A to this Schedule G.c (or other date agreed by the Parties) to accept or decline the offer and to notify both AT&T and Amdocs of their decision. Plans need to be developed to address those employees that are out of town or unable to receive the offer letters via e-mail.
4.3	Employee Option to Accept Offer or Resign
Per Sections 8.1(a)(ii) and 8.1(a)(iii) of the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
4.4	Salary
Per Sections 8.1(a)(i) and 8.1.(d) of the Agreement.
4.5	Benefits
Per Section 8.2 of the Agreement.
4.5.1	Health Care
Detailed plans for this activity will be completed during the Transition Period.
4.5.2	Insurance
Detailed plans for this activity will be completed during the Transition Period.
4.5.3	Vacation
Detailed plans for this activity will be completed during the Transition Period.
4.5.4	401k
Detailed plans for this activity will be completed during the Transition Period.
4.5.5	Pension
Detailed plans for this activity will be completed during the Transition Period.
4.5.6	Disability Plan
Detailed plans for this activity will be completed during the Transition Period.
4.5.7	Reimbursement accounts
Transitioned Employees shall be eligible to participate immediately in all reimbursement account plans provided by Amdocs to its similarly situated employees.
5.0	GOVERNANCE
5.1	Team Members
During the Transition Period, the Parties will form and name members of their respective Governance Teams, as defined in Schedule D, Part 4, and will document the associated Organization charts, description of functions performed, and contact information.
5.2	Policies and Procedures Manual
Amdocs will develop the Policies and Procedures Manual in accordance with Schedule D, Part 5 Policies and Procedures Manual.
5.3	Satisfaction Surveys.
Satisfaction surveys shall be conducted in accordance with the procedures and timeframe as identified in Section 7.5 of the Agreement and Schedule P.
6.0	ENHANCEMENT PLANS
Detailed plans for this activity will be completed during the Transition Period.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
6.1	Project Transition/Handoff
As of the Effective Date, a list of the current Projects and ongoing Projects are set forth in Schedule K.c. As of the Commencement Date, AT&T will have the right to update the projects listed in Schedule K.c. to include any additions to and deletions from such list, which have occurred in the ordinary course of business prior to the Commencement Date.
7.0	SPECIAL PROVISIONS FOR DIAMOND APPLICATIONS
In addition to the foregoing provisions of this Schedule G.c, this Section 7.0 sets forth specific provisions applicable to Amdocs’ transition of responsibility for the Diamond Applications.
7.1.	Definitions
The following capitalized terms as used in this Section 7.0 shall have the following meanings:
“Additional Project Staff” shall mean Amdocs Personnel performing Applications Transition Services.
“AT&T/OSV Contract(s)” shall mean that certain Information Technology Services Agreement between AT&T and the OSVs under which the OSV is performing certain applications development and maintenance services in respect of the Applications which are within the scope of the Services and which will be transitioned to Amdocs through the performance of the Applications Transition Services.
“Application” shall mean each Application designated as such in Schedule A.c.
“Applications Transition Period” shall mean the period commencing on the Effective Date and ending on [**] or such other date as may be agreed upon by the Parties as part of the Applications Transition Plan, over which period the Transition Services will be performed and completed.
“Applications Transition Services” shall have the meaning set forth in Section 7.2 below.
“Detailed Applications Transition Plan” shall have the meaning set forth in Section 7.2.1 below.
“OSV” or “Outsourcing Services Vendor” shall mean the service provider under the AT&T/OSV Contract(s) that currently performs certain applications
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
development and maintenance services in respect of the Applications, which services will be transitioned to Amdocs through the Applications Transition Services. For the purposes of Diamond Services, this shall include the vendors specified on Schedule C.c as well as from [**].
“Set” shall mean a group of Applications agreed upon by the Parties for which Transfer of Operational Responsibility will be effected collectively. Transfer of Operational Responsibility for the Applications may be effected through one or more Sets.
“Transfer of Operational Responsibility”, with respect to each Set, shall mean Amdocs’s assumption of responsibility for the performance of Services under the Agreement for each Application in such Set (including for metrics collection and reporting, Service Levels, related Performance Credits, productivity, etc.), which is to occur with respect to such Set on the applicable date set forth in the Detailed Applications Transition Plan.
7.2	Description of Applications Transition Services
Amdocs will perform all functions and services necessary to assume responsibility for the Services with respect to the Diamond Applications, which shall include [**] (the “Applications Transition Services”), in accordance with the transition schedule for each Set as provided in the Schedule G.c.1 Detailed Applications Transition Plan. The Parties shall from time to time review, and may agree on changes to, the composition of any Set. The Applications Transition Services shall include any services, functions or responsibilities not specifically described in this Attachment, but which are related to the Services and required for the proper performance and delivery of the Applications Transition Services.
As part of the Applications Transition Services, Amdocs’s responsibilities shall include:
7.2.1	Updated Detailed Applications Transition Plan
Amdocs shall prepare and deliver to AT&T, for AT&T’s review, comment and approval, an updated detailed plan for the transition of the Applications from the OSV and AT&T to Amdocs (the “Detailed Applications Transition Plan”) [**] following the execution date. The Detailed Applications Transition Plan shall detail the specific transition activities to be performed by Amdocs, including (i) [**]. Unless otherwise agreed by AT&T, the Detailed Applications Transition Plan shall be consistent in all respects with Schedule G.c.1 and (iii) [**] as specified in Section 7.3.2(ii) below. Amdocs shall address and resolve any concerns AT&T may have as to any aspect of the proposed Detailed Applications
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
Transition Plan and incorporate any changes to such Detailed Applications Transition Plan requested by AT&T. The Detailed Applications Transition Plan shall be implemented by Amdocs and incorporated into the Agreement.
7.2.2	Risk Mitigation Plan
Prior to undertaking any transition activity, Amdocs shall use reasonable efforts to identify all AT&T-specific material risks and discuss them with AT&T; and shall not proceed with such activity until AT&T is reasonably satisfied with the mitigation plans with regard to such risks. Amdocs shall identify and resolve, with AT&T’s reasonable cooperation, any problems that may impede or delay the timely completion of each task in Schedule G.c.1 that is Amdocs’s responsibility and shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in the Schedule G.c.1 that is AT&T’s responsibility.
7.2.3	OSV Knowledge Transfer
Amdocs shall obtain from the OSV detailed knowledge transfer relating to the maintenance and development of the Applications following Commencement Date. AT&T will be terminating all OSV contracts (with the exception of [**] related contracts) effective the day before Diamond Commencement Date. Amdocs will be responsible for establishing its own agreements with OSVs as Amdocs deems appropriate to be effective upon Diamond Commencement Date to deliver ongoing services and/or knowledge transfer services. Fees associated with the OSV knowledge transfer services shall be paid by Amdocs and not be billed or passed through to AT&T. [**] work orders related to Diamond Services will be assigned to Amdocs effective on the Commencement Date.
7.2.4	AT&T Employee Knowledge Transfer
Amdocs shall receive no AT&T knowledge transfer in regards to Diamond functions and services. Amdocs shall be entitled to perform limited shadowing of AT&T employees as set forth below:
•	AT&T shall not incur any Amdocs fees or costs associated with shadowing activities.

•	Shadowing activities will not commence for an AT&T employee until the conclusion of the AT&T and Amdocs HR Benefit overview sessions and until that AT&T employee receiving a job offer provides his or her acceptance of the job offer.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
•	Shadowing activities will be performed by Amdocs employees who are already engaged on an AT&T engagement and likewise already have access to the required applications.

•	Amdocs employees performing shadowing activities will not have write access to Diamond Applications prior to the Commencement Date.

•	Amdocs employees performing shadowing activities will not be permitted to attempt any changes to or compiles of Diamond Applications in any environment prior to the Commencement Date.

•	AT&T will encourage AT&T employees to support shadowing activities (e.g., attendance at pertinent meetings, review of documentation, review of production reports), but AT&T does not guarantee any specific levels of cooperation.

•	The focus of shadowing activities will be related to non-Telegence applications and billing operations.

•	Amdocs will limit the number of Amdocs employees who are performing shadowing to approximately [**] individuals.

•	Amdocs will minimize disruption to AT&T activities during shadowing.

•	AT&T will not establish a specific schedule driven by shadowing needs.
7.2.5	Assumption of Operational Responsibility
Amdocs shall assume operational and all other responsibilities, in accordance with the Agreement, for the performance of the Services with respect to each Diamond Application effective on the Commencement Date.
7.2.6	Governance Meetings and Reviews
Amdocs shall schedule and participate with AT&T in weekly transition governance reviews and briefings with AT&T and Amdocs executives, including reporting on Amdocs’s progress in performing the Diamond Applications Transition Services. Amdocs also shall provide written reports to AT&T at least [**] regarding such matters, and shall provide oral reports more frequently if reasonably requested by AT&T. Promptly upon receiving any indication that Amdocs may not be able to perform its responsibilities associated with the Diamond Applications Transition Services Amdocs shall notify AT&T and shall identify for AT&T’s consideration and approval specific measures to address such delay and mitigate the risks associated therewith.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.c — Transition Plan (Diamond)
7.3	Personnel to Perform the Diamond Services
Amdocs will provide to AT&T a list of resources who will be providing the Diamond Services no later than the effective date. The list shall include all information required by AT&T to secure ATTUIDs, desktop computers firewall requirements and badges.
Amdocs may use Subcontractors to perform the Diamond Applications Transition Services, subject to the terms and conditions of the Agreement.
7.4.	Location of Amdocs Personnel
1.
2. AT&T will, at AT&T’s expense, provide space at AT&T Facilities located in the U.S. (as listed in Schedule N.1) for the same number of personnel as are currently providing the Diamond Services.
3.
8.0	Verifications
8.1	Application Verification
As of the Effective Date, a list of Applications is set forth in Schedule A.c (the “Diamond Applications”). Over the Transition Period, AT&T will have the right to update the Diamond Applications listed in Schedule A.c by notice to Amdocs to include or remove individual Diamond Applications from such listing and any such addition or removal will have no impact on the Charges unless the such addition or removal results in resources being added to or removed from scope, consistent with Section 2.2 of Schedule I.c. Upon completion of such verification, Schedule E.c shall be updated to reflect Third Party Software determined through such verification.
9.0	Documentation
As part of the transition AT&T will provide to Amdocs existing documents including system descriptions, business flow, data flow, database structure, interface documentation excluding documents where by AT&T is prevented from sharing such documents as specified in the Third Party confidentiality agreements.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
Schedule G.d
Transition Plan (Zebra)
This is Schedule G.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
As contemplated in the Agreement and for purposes of the Agreement, the following terms shall have the following meaning with respect to the Zebra Services:
•	The “Effective Date” is the same as defined in the Agreement.

•	The “Commencement Date” is March 1, 2010, or such other date as the Parties agree upon in writing as the date on which Amdocs will assume full responsibility for performing the Zebra Services.
This Schedule provides the Transition Plan for the transition to Amdocs of responsibility for the Zebra Services.

1.0 Transition Plan	2

2.0 Organization Plan	3
2.1 Organization Analysis	3
2.1.1 Commencement Date Organization Chart	3
2.1.2 Commencement Date Assignments	3
2.2 Facilities Plan	3

3.0 COMMUNICATION Plan	3
3.1 Internal Communications	4
3.1.1 Develop Support Network	4
3.1.2 Prepare Materials	4
3.1.3 Present Materials/Conduct Meeting	4
3.1.4 Conduct Follow-up Question and Answer Sessions	4
3.2 External Communications	4
3.2.1 Prepare Materials	4
3.2.2 Present Materials/Conduct Meeting	5

4.0 HUMAN RESOURCE PLANS	5
4.1 Benefits Transition Planning and Communication	5
4.2 Offer Letters	5
4.3 Employee Option to Accept Offer or Resign	5
4.4 Salary	5
4.5 Benefits	5
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)

5.0 Governance	5
5.1 Team Members	5
5.2 Policies and Procedures Manual	6

6.0 Enhancement Plans	6
6.1 Project Transition/Handoff	6

7.0 SPECIAL PROVISIONS FOR ZEBRA APPLICATIONS	6

7.1 DEFINITIONS	6

7.2 DESCRIPTION OF APPLICATION TRANSITION SERVICES	8
7.2.1 Provide Transition Governance	9
7.2.2 Transition Methodology	11
7.2.3 Conduct AT&T Employee Knowledge Transfer	17
7.2.4 Conduct Offshoring Vendor Knowledge Transfer	18

7.3 ACCESS PROVISIONING	18

7.4 PERSONNEL TO PERFORM THE ZEBRA APPLICATION TRANSITION SERVICES	19

7.5 LOCATION OF AMDOCS PERSONNEL	19

7.6 ASSISTANCE AND COOPERATION	20

8.0 Documentation	20
1.0	TRANSITION PLAN

This Schedule contains the framework from which transition procedures, plans and activities will be documented.

In accordance with Section 4.2 of the Agreement, during the Transition Period, the Parties will perform their respective transition obligations as described herein and in Schedule G.d Attachment A (Detailed Work Plan for Zebra), attached hereto and incorporated herein.

On the Effective Date, AT&T and Amdocs will each designate personnel to form a “Joint Transition Team”. The Joint Transition Team is a temporary organization that will oversee, manage, and verify Amdocs’ provision of the Transition Services and both Parties’ performance of their respective obligations in accordance with the Transition Plan. The Joint Transition Team consists of a Joint Steering Committee, Joint Management Team, and transition sub-teams, each consisting of the roles and performing the responsibilities as jointly defined by the Parties.
1.1	Issue Management and Escalation
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
Any issues or discrepancies that arise after the Effective Date and prior to the Commencement Date will be escalated for review and resolution as follows:
•	Joint Transition Management Team. Members have been identified on or before the Effective Date. If unresolved, escalate to:

•	Joint Transition Steering Committee. Members to include Senior Management from AT&T and Amdocs. If unresolved, escalate to:

•	AT&T Executive and Amdocs Executive as provided in Section 19.1(b) of the Agreement.
Issue management, post Commencement Date and after formation of the AT&T Governance Team, will follow the escalation process set forth in Schedule D, Part 4.
2.0	ORGANIZATION PLAN

2.1	Organization Analysis
2.1.1	Commencement Date Organization Chart
Amdocs must complete and deliver to AT&T the “Commencement Date Organization Chart”, not later than [**] after the job offers have been accepted, to describe Amdocs’s organization units, teams, jobs, roles and individuals assigned to each job relative to performing Zebra Services. Updates to the Commencement Date Organization Chart may be required based on the need for job offers following the intial job offerings. Such updates will be provided within [**] of each positive response received to subsequent job offers.
2.1.2	Commencement Date Assignments
AT&T will provide input to Amdocs regarding the assignment of each Transitioned Employee and in-scope contractor to the jobs depicted on the Commencement Date Organization Chart.

2.2	Facilities Plan
Detailed plans specifying proposed changes (if any) to the work locations for Amdocs Personnel at AT&T Facilities will be completed by Amdocs during the Transition Period, subject to Section 8.0 of the Agreement.
3.0	COMMUNICATION PLAN
Communications internal to AT&T and external to AT&T including communications with vendors and the general public will adhere to the detailed plan developed by AT&T. Amdocs will not make any general public announcements without the prior written consent of AT&T.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
A general announcement will be given by AT&T to all AT&T Employees (both in/out of scope) following the Effective Date. AT&T will hold subsequent meetings separately with impacted employees, after the general announcement, to address specific concerns and issues. AT&T Employees on vacation or out of the office will be provided a call-in number to attend the general announcement and will be directed by their managers on the process for obtaining additional information.
3.1	Internal Communications
Information relating to AT&T employee benefits and termination of employment will be provided by AT&T to each AT&T Employee listed on Schedule L.d.
3.1.1	Develop Support Network
A member of AT&T’s IT Sourcing organization has been identified as the support individual responsible for AT&T’s activities in communicating the announcement. This individual will be responsible for scheduling and conducting meetings with the in-scope AT&T Employees to further explain the impact and to discuss employee concerns. Additional resources may be involved in this activity as directed by AT&T.
3.1.2	Prepare Materials
Materials will be prepared according to an AT&T-approved plan.
3.1.3	Present Materials/Conduct Meeting
Materials will be presented and meetings will be conducted according to an AT&T-approved plan.
3.1.4	Conduct Follow-up Question and Answer Sessions
Follow-up sessions will be conducted according to an AT&T-approved plan.
3.2	External Communications
Materials used for external communication will be developed and must be approved by AT&T prior to any announcement relating thereto. Delivery of the external message, if permitted by AT&T (which will be permitted in the case of any announcements required by Law), will be synchronized with the delivery of the internal announcement and Amdocs’ announcement. Exact timing will be determined based on agreement of the Parties.
3.2.1	Prepare Materials
Materials will be prepared according to an AT&T-approved plan.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
3.2.2	Present Materials/Conduct Meeting
Material will be presented and meetings will be conducted according to an AT&T-approved plan.

4.0	HUMAN RESOURCE PLANS
The completion of the transition of applicable Transitioned Employee employment from AT&T to Amdocs shall be considered a Transition Milestone.
4.1	Benefits Transition Planning and Communication
Amdocs will conduct on-site Benefit/Payroll Information and Q&A sessions after the announcement date with those AT&T Employees to whom offers have been extended at those AT&T sites that have fifteen (15) or more AT&T Employees (as set forth in Schedule L.d) or as otherwise agreed upon by the Parties. As agreed upon by the Parties, AT&T Benefits representatives may also be present. Final plans for AT&T Benefits representatives will be presented to Amdocs following the Effective Date.
4.2	Offer Letters
Offer letters will be e-mailed by Amdocs to the AT&T e-mail addresses of the AT&T Employees to receive the Amdocs job offer no later than the day following the completion of the AT&T Human Resource (“HR”) benefit overview. AT&T Employees will have [**], or a time frame agreed upon by the Parties, from receiving the job offer to accept or decline the offer and to notify Amdocs of their decision. Amdocs shall provide daily, via e-mail to AT&T HR, lists of accepts and declines for those AT&T Employees receiving job offers until all AT&T Employees have responded. Plans need to be developed to address AT&T Employees who are out of town or unable to receive the offer letters via e-mail.
4.3	Employee Option to Accept Offer or Resign
Per Sections 8.1(a)(ii) and 8.1(a)(iii) of the Agreement.
4.4	Salary
Per Sections 8.1(a)(i) and 8.1.(d) of the Agreement.
4.5	Benefits
Per Section 8.2 of the Agreement.
5.0	GOVERNANCE
5.1	Team Members
During the Transition Period, the Parties will form and name members of their respective Governance Teams, as defined in Schedule D, Part 4, and will document the associated Organization charts, description of functions performed, and contact information.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
5.2	Policies and Procedures Manual
Amdocs will develop the Policies and Procedures Manual in accordance with Schedule D, Part 5, Policies and Procedures Manual.
6.0	ENHANCEMENT PLANS
Detailed plans for this activity will be completed during the Transition Period.
6.1	Project Transition/Handoff
As of the Effective Date, a list of the current Projects and ongoing Projects is set forth in Schedule K.d. As of the Commencement Date, AT&T will have the right to update the projects listed in Schedule K.d to include any additions to and deletions from such list, which have occurred in the ordinary course of business prior to the Commencement Date.
7.0	SPECIAL PROVISIONS FOR ZEBRA APPLICATIONS
In addition to the foregoing provisions of this Schedule G.d, this Section 7.0 sets forth specific provisions applicable to Amdocs’ transition of responsibility for the Zebra Applications.
7.1	Definitions
The following capitalized terms as used in this Section 7.0 shall have the following meanings:
“Project Staff” shall mean Amdocs Personnel performing Applications Transition Services.

“Application Knowledge Transfer Budget” shall mean the knowledge transfer effort for OSV personnel.

“AT&T/OSV Contract(s)” shall mean that certain Information Technology Services Agreement between AT&T and the OSVs under which the OSV is performing certain applications development and maintenance services in respect of the Zebra Applications which are within the scope of the Services and which will be transitioned to Amdocs through the performance of the Applications Transition Services.

“Applications Transition Services” shall have the meaning set forth in Section 7.2.

“Detailed Applications Transition Plan” shall have the meaning set forth in Section 7.2.2(a).

“Detailed Set Knowledge Transfer Plan” or “Detailed Set KT Plan” shall have the meaning set forth in Section 7.2.2(b)(4).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
“Forward Shadow” or “Forward Shadowing” (“FS”) shall have the meaning set forth in Section 7.2.2(d).

“Initiation” shall have the meaning set forth in Section 7.2.2(b).

“Master Application List” (“MAL”)shall have the meaning set for in Section 7.2.2(a).

“Offshoring Vendors” shall mean, for the purposes of Zebra Services, the vendors specified on Schedule C.d.

“OSV” or “Outsourcing Services Vendor” shall mean the service provider under the AT&T/OSV Contract(s) that immediately prior to the Effective Date performs certain applications development and maintenance services in respect of the Zebra Applications, which services will be transitioned to Amdocs through the Applications Transition Services.

“Read Access” shall mean connectivity and user ID providing (read-only) access for application code repositories. Read Access may be provided to Amdocs within commercially reasonable efforts for knowledge transfer purposes during System Appreciation and Forward Shadow and prior to Transfer of Operational Responsibility.

“Reverse Shadow” or “Reverse Shadowing” (“RS”) shall have the meaning set forth in Section 7.2.2(e).

“Set” shall mean a group of Zebra Applications identified in the Master Application List and shall have the meaning as described in Section 7.2.2 (a)(3).

“Steady State” (“SS”) shall have the meaning set forth in Section 7.2.2(f).

“System Appreciation” (“SA”) shall have the meaning set forth in Section 7.2.2(c).

“Transfer of Operational Control”, with respect to each Set, shall mean that Amdocs assumes full responsibility of Services. OSV personnel who are continuing to provide application development and maintenance services and functions (including termination assistance services) in respect of any Application in such Set shall be terminated under the AT&T/OSV contract.

“Transfer of Operational Responsibility”, with respect to each Set, shall mean Amdocs’ assumption of responsibility for the performance of Services under the Agreement for each Zebra Application in such Set (including for metrics
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
collection and reporting, Service Levels, related Performance Credits, productivity, etc.), which is to occur with respect to such Set on the applicable date set forth in the Detailed Applications Transition Plan. OSV personnel who are continuing to provide application development and maintenance services and functions (including termination assistance services) are retained under the AT&T/OSV Contract and directed by Amdocs in respect of any Application in such Set.
“Transition Approach” shall have the meaning set forth in Section 7.2.2(b)(3).

“Transition Governance” shall have the meaning set forth in Section 7.2.1.

“Transition Methodology” shall have the meaning set forth in Section 7.2.2.

“OSV Transition Period” shall mean the period commencing on the Effective Date and ending on the Commencement Date or such other date as may be agreed upon by the Parties as part of the Detailed Application Transition Plan, over which period the Application Transition Services will be performed and completed.

“Write Access” shall mean access (read-write) to application code repositories and production staging libraries. Write Access provides the ability to modify, compile, build and execute source code. Unless specifically granted by AT&T, Amdocs should not expect Write Access prior to Transfer of Operational Responsibility; and, to avoid service interruption to AT&T, Write Access may need to be flash cut between the OSV and Amdocs at Transfer of Operational Responsibility.

“Zebra Application” shall mean each Application designated in Schedule A.d.
7.2	Description of Application Transition Services
In accordance with this Agreement, Amdocs will perform all functions and services necessary to assume responsibility for the Services with respect to the Zebra Applications, which shall include [**] as described in this Agreement. Unless agreed otherwise by AT&T, subject to Amdocs receiving the assistance and cooperation of AT&T and the OSV as set forth below, all Application Transition Services associated with the OSV shall be completed within [**] following the Commencement Date. The Applications Transition Services shall also include any services, functions or responsibilities not specifically described in this Agreement, but which are related to the Services and required for the proper performance and delivery of the Applications Transition Services. Throughout transition, subject to the cooperation of the OSV, Amdocs will use reasonable efforts to ensure that there is no disruption to AT&T service levels or performance, whether or not related to Zebra Applications. AT&T will
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
encourage OSV personnel to support shadowing activities (e.g., attendance at pertinent meetings, review of documentation, review of production reports), but AT&T does not guarantee any specific levels of cooperation.
7.2.1	Provide Transition Governance

(a)	Amdocs shall schedule and conduct weekly Transition Governance reviews and briefings with AT&T and Amdocs executives addressing Amdocs’ progress in performing the Applications Transition Services. Amdocs also shall provide written reports to AT&T [**] regarding such matters, and shall provide reports more frequently if reasonably requested by AT&T. At a minimum these reviews and reports shall track overall progress of Application Transition Services, change request processing, split authorizations, Write Access/service level waivers, and factory processes including IP connectivity, hardware/software requests and user ID provisioning. Promptly upon receiving any indication that Amdocs may not be able to perform its responsibilities associated with the Applications Transition Services, Amdocs shall notify AT&T and shall identify for AT&T’s consideration and approval specific measures to address such delay and mitigate the risks associated therewith.

(b)	Amdocs shall escalate to AT&T any issues relating to the OSV’s performance and AT&T shall exercise such rights and remedies available to it under the applicable AT&T/OSV Contract as it may deem appropriate to remedy such performance issues.

(c)	Prior to undertaking any transition activity, Amdocs shall use reasonable efforts to identify all AT&T-specific material risks, define mitigation plans and discuss such risks and plans with AT&T; and shall not proceed with such activity until AT&T is reasonably satisfied with the mitigation plans with regard to such risks. Amdocs shall identify and resolve, with AT&T’s reasonable cooperation, any problems that may impede or delay the timely completion of each task that is Amdocs’s responsibility and shall use all commercially reasonable efforts to assist AT&T with the resolution of any problems that may impede or delay the timely completion of each task in that is AT&T’s responsibility.

(d)	During the OSV Transition Period, AT&T will make resources available to a reasonable extent to participate with Amdocs in functions for transition. This may include (i) key personnel necessary for Application Transition Services; (ii) participate in Transition Governance reviews; (iii) provide consultation on Transition Governance and project management methodologies; (iv) use commercially reasonable efforts to effect OSV cooperation within AT&T’s
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
control under AT&T and OSV agreements; and (v) fulfill AT&T responsibilities as described in this agreement.
(e)	Prior to Transfer of Operational Responsibility for a Set, AT&T will use reasonable commercial efforts to cause the OSV to cooperate with AT&T and Amdocs in order to effectuate the transfer from the OSV to Amdocs of the application development and maintenance services being performed by the OSV under the AT&T/OSV Contract in respect of the Applications.

(f)	Amdocs shall treat any information of the OSV or relating to the AT&T/OSV Contract that Amdocs receives (including with respect to any statement of work thereunder, function point count, number of FTEs supporting any Application, in-flight projects, etc.) as Proprietary Information under the Agreement.

(g)	Amdocs understands and acknowledges that the OSV is not providing Amdocs with access to OSV personnel such that Amdocs may extend offers of employment to them, and Amdocs shall not, without the written consent of the OSV, extend any such offer of employment to such personnel whom any Amdocs employee or contractor has become aware of or acquainted with, or has acquired knowledge not generally known or available to the public regarding, as a result of Amdocs performing the Applications Transition Services.

(h)	AT&T and Amdocs will jointly establish a cap for OSV resource expenses used during Planning/Definition and Initiation Phases. Amdocs will not be responsible to reimburse AT&T for OSV fees incurred during the Planning/Definition and Initiations Phases in excess of this cap. For System Appreciation, Forward Shadow, Reverse Shadow phases, Amdocs will manage such Application Knowledge Transfer Budget expenses according to Schedule G.d. The Detailed Application Transition Plan shall be revised as needed to comply within the bounds determined by the Application Knowledge Transfer Budget.

(i)	Amdocs will track Application Knowledge Transfer Budget spending and report [**] to AT&T with joint review by AT&T, Amdocs, and the OSV; these are to be tracked and reported for each Set and Application. AT&T shall not incur any Amdocs fees or expenses associated with Application Transition Services or any related planning activities and OSV fees associated with Application Transition Services shall be reimbused pursuant to Schedule I.d. Amdocs may escalate concerns about actual OSV costs to AT&T per Section 7.2.1(b).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
7.2.2	Transition Methodology
Amdocs shall use the following Transition Methodology sequential phases to plan, prepare, and execute knowledge transfer: Planning/Definition, Initiation, System Appreciation, Forward Shadow, and Reverse Shadow and Steady State, which are defined as follows:
(a)	Planning/Definition
The Planning/Definition phase begins upon the completion of a signed non-disclosure agreement (NDA) with the OSV. Amdocs shall form a transition team with members from AT&T, Amdocs and the OSV to begin planning the transition. During this phase Amdocs will:
(1)	Present to AT&T the Transition Governance overview within [**] after the general announcement made pursuant to Section 3 above which should (i) include [**].

(2)	Baseline the Master Application List (MAL) within [**] following the execution of any required non-disclosure agreements (NDA) between the parties including the OSV. The MAL shall contain the inventory of Applications for which Applications Transition Service are being performed and includes [**].

(3)	Baseline the Detailed Application Transition Plan within [**] following the execution of any required non-disclosure agreements (NDA) between the parties including the OSV. The Detailed Applications Transition Plan shall include [**]. Unless otherwise agreed by AT&T, the Detailed Applications Transition Plan shall be consistent in all respects with Schedule G.d.

(4)	Amdocs shall address and resolve any concerns AT&T may have as to any aspect of the proposed Detailed Applications Transition Plan and incorporate any changes to such Detailed Applications Transition Plan requested by AT&T. The Detailed Applications Transition Plan shall be incorporated into the Agreement.

(5)	Amdocs shall achieve the Transition Milestones described in Schedule G.d Attachment A subject to Service Level credits as described in Schedule G.d Attachment A.

(6)	Amdocs shall refine the knowledge transfer effort projections for OSV personnel needs within [**] after the delivery of the Detailed Application
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
Transition Plan. AT&T and Amdocs will jointly establish an Application Knowledge Transfer Budget to be provided to the OSV in association with transition activities following the Initiation Phases.
(7)	Amdocs is expected to make alternative contractual arrangements directly with the OSV should more shadowing be required beyond the Transition Period.
AT&T shall [**] to Amdocs associated with Amdocs Planning/Definition activities. No Read Access or Write Access will be provided during the Planning/Definition activities.
(b)	Initiation
Following the completion of the Planning/Definition Phase Amdocs shall gain deeper understanding of Zebra Applications and create more detailed plans related to knowledge transfer. During this phase Amdocs will:
(1)	Refine the baseline MAL as necessary;

(2)	Refine the baseline Detailed Application Transition Plan, as necessary;

(3)	Identify the Transition Approach for each Zebra Application. The “Transition Approach” shall be defined according to the methods and procedures agreed to between Amdocs and AT&T for Amdocs to achieve knowledge transfer with respect to such Zebra Application and defined as:
•	“Traditional”, where the Application has ongoing development or maintenance work, and knowledgeable staff and documentation exist. Amdocs will conduct knowledge transfer sessions to review documentation, perform Forward Shadowing of OSV personnel, and perform Reverse Shadowing; or

•	“Rapid”, where Amdocs has Application expertise allowing for accelerated training, knowledge transfer and transition. Documentation exists and can be made available to Amdocs. Amdocs will conduct knowledge transfer sessions with rapid documentation reviews, perform limited Forward Shadowing and Reverse Shadowing requiring minimal time from the OSV; or

•	“Inactive”, where there has not been development or maintenance work for a significant period of time (e.g., over a year). These Applications may have knowledgeable OSV staff that have been
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
reassigned to other Applications and documentation exists but it may have been unreferenced for an extended period of time. Amdocs would perform knowledge transfer sessions which would require extensive documentation reviews with limited Forward Shadowing and Reverse Shadowing; or
•	“No Knowledge”, where no knowledgeable staff exists for the Application and documentation availability is limited. Amdocs would utilize reverse engineering techniques to gain knowledge to support the Application. Amdocs would receive no knowledge transfer from OSV personnel. It is not expected that the OSV would contribute to such a transition plan. Amdocs shall clearly identify to AT&T where this Transition Approach is being used, giving AT&T the opportunity to research the matter in a timely manner.
(4)	Prepare with input from OSV and deliver to AT&T, for AT&T’s review, a detailed plan for each Set. The “Detailed Set KT Plan”, for each Set must be provided [**] prior to start of System Appreciation. The Detailed Set KT Plan shall include [**]. Amdocs plans shall align the beginning of Reverse Shadow and Steady State to the beginning of a calendar month.

(5)	Initiate information gathering to support IP connectivity related to the OSV transition;

(6)	Initiate User ID inventory minimally consisting of resource name, ATTUID, User ID, location, supervisor name, application/system name, data repository name, security administrator, and contact name related to the OSV transition;

(7)	Initiate hardware/software licenses inventory minimally consisting of product name, version, technology, number of licenses, application/function being used for, end user(s), location(s), onshore/offshore, and known license restrictions/constraints related to the OSV transition;

(8)	Understand and include in knowledge transfer plans any in-flight maintenance release and development project work being performed on Zebra Applications during and immediately after OSV Transition Period.
During this phase Amdocs shall not commence shadowing of OSV and shall not have Read or Write Access. AT&T shall [**] to Amdocs associated with Initiation activities.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
(c)	System Appreciation (SA)
Following the Initiation phase, Amdocs shall begin knowledge transfer training on the Applications, their environments, and critical development and support processes. At AT&T’s discretion and as available or possible, Amdocs may be provided limited Read Access (i) to source code during presentations, learning or classroom presentations, (ii) based on availability of documentation library/source code, etc., and (iii) not later than the end of System Appreciation phase. During this phase Amdocs will:
(1)	Provide all required information to support IP connectivity request processing;

(2)	Complete User ID Inventory and submit User IDs requests (with all required information) for Read Access;

(3)	Complete hardware/software licenses transfer plans and submit requests (with all required information) a minimum [**] prior to start of Reverse Shadow and Transfer of Operational Responsibility;

(4)	Capture application details and develop the System Appreciation Document (SAD) demonstrating Amdocs’ understanding of all shadow opportunities identified by OSV and AT&T. This document shall minimally contain the following content describing the Application function and purpose, technologies, architecture, design, environments, location of documentation, resources and source code, development/test/staging/production support process and procedures, escalation procedures, data repositories, inputs/outputs, interactions and interfaces, and disaster recovery;

(5)	Refine Detailed Set KT Plan;

(6)	Develop and refine application training plans; and

(7)	Refine initial staffing plans.
AT&T shall [**] to Amdocs associated with System Appreciation activies. Except as noted above, no Read Access or Write Access will be provided during the System Appreciation activities. Amdocs shall not be permitted to attempt any changes to or compiles of Zebra Applications in any environment.
(d)	Forward Shadow (FS)
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
Following the completion of the System Appreciation phase and with respect to each Set, Amdocs, with AT&T participation, will conduct direct observation of OSV personnel as they perform day-to-day activities in roles being transferred to Amdocs. Amdocs personnel will continue self-study activities to supplement skills gain through direct observations. During Forward Shadow the OSV shall maintain responsibility for day-to-day performance of applications development and maintenance services functions and responsibilities for each Zebra Application.

During this phase Amdocs will:
(1)	Perform Forward Shadow activities which include attendance at pertinent meetings, review of documentation and reports, and observation. These shadowing activities will be limited to those (i) Amdocs Personnel who are already engaged on an AT&T engagement and likewise already have access to the required Zebra Application, or (ii) Amdocs Personnel who need to gain access to AT&T network, tools and respective Zebra Applications providing adequate time to process access requests;

(2)	Submit requests to gain Read Access for educational purposes and to perform actions permitted by such access without affecting development, test or production environments being managed by the OSV. Amdocs shall test IP network connectivity application access (IP connectivity) provided to Amdocs for knowledge transfer and observation during Forward Shadow. Amdocs shall not have Write Access and shall not be permitted to attempt any changes to or compiles of Zebra Applications in any environment during Forward Shadow;

(3)	Finalize staffing and OSV ramp-down plans.
AT&T shall [**] to Amdocs associated with Forward Shadow activities. No Write Access will be provided during the Forward Shadow activities. Amdocs shall not be permitted to attempt any changes to or compiles of Zebra Applications in any environment.
(e)	Reverse Shadow (RS)
Following the completion of the Forward Shadow phase and with respect to each Set, Amdocs, with OSV participation and in accordance with the Agreement, will perform day-to-day activities in roles being transferred to Amdocs with direct observation of OSV personnel. During this phase Amdocs shall:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
(1)	assume operational and all other responsibilities, in accordance with the Agreement, for the performance of the Services with respect to each Zebra Application effective the date of Transfer of Operational Responsibility in such Set or when Amdocs gains Write Access; whichever occurs earlier.

(2)	From and after the Transfer of Operational Responsibility for a Set through the termination of performance of Services by the OSV (also known as the Transfer of Operational Control), Amdocs will direct the day-to-day performance of the OSV personnel who are continuing to provide application development and maintenance services and functions (including termination assistance services) in respect of any Application in such Set.

(3)	In accordance to the Detailed Applications Transition Plan, OSV personnel may be retained to conduct shadowing for a predetermined period during Application Transition Service Period, which is not to exceed the end of Reverse Shadow and Transfer of Operational Control.
AT&T shall [**] to Amdocs associated with Reverse Shadow activities.
(f)	Steady State (SS)
Upon the completion of Reverse Shadow and Transfer of Operational Control for a Set, Amdocs shall assume full responsibility for Services according to the Agreement. During this phase Amdocs will:
(1)	Assume full responsibility for Services with respect to each Zebra Application effective on the date of Transfer of Operational Control;

(2)	No longer engage OSV personnel who provided application development and maintenance services and functions (including termination assistance services) in respect of any Application in such Set; and

(3)	Retain Transfer of Operational Responsibility for Applications within a Set.
Amdocs will no longer have access to OSV personnel under the AT&T/OSV Contract to perform Application Transition Service functions upon Transfer of Operational Control. Upon Steady State the Fixed Maintenance charge shall be increased to reflect Amdocs’ Transfer of Operational Control of the Applications pursuant to Schedule I.d. Upon Steady State Amdocs shall [**] by the OSV associated with all transition planning, Knowledge Transfer and Transition
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
Services that are reimburseable according Section 7.2.1 (h) and pursuant to Schedule I.d.
7.2.3	Conduct AT&T Employee Knowledge Transfer
At AT&T’s discretion and for purposes of Amdocs providing Services according to this Agreement and according to Section 7.3, Amdocs acknowledges that no new IP Connectivitity shall be necessary prior to Commencement Date. Amdocs resources providing Zebra Services as of Commencement Date will consist solely of Transitioned Zebra Employees or Amdocs Personnel, with ATTUIDs, using AT&T equipment at AT&T domestic locations.
a.	Amdocs shall deliver to AT&T their plan describing transfer of skills and capabilities of AT&T Employees not accepting Amdocs job offers referenced in Section 4 including (i) the distribution of those responsibilities by Application; (ii) any constraints and assumptions; and (iii) risk mitigation plans. The plan will provide a list of Application access requirements by person detailing the type of access rights required by person and Application. Failure to deliver such plan by [**], shall entitle AT&T to delay the Zebra general announcement and Zebra Services Commencement Date at its sole discretion until such time as AT&T deems such plan has been delivered to AT&T’s satisfaction.

b.	Amdocs shall receive no AT&T knowledge transfer in regards to Zebra functions and services. Amdocs shall be entitled to perform limited shadowing of AT&T Employees as set forth below:

•	AT&T shall not incur any Amdocs fees or costs associated with shadowing activities;

•	Shadowing activities (e.g., Forward Shadowing) will not commence for an AT&T Employee until the conclusion of the AT&T and Amdocs HR Benefit overview sessions and until that AT&T Employee receiving a job offer provides his or her acceptance of the job offer;

•	Shadowing activities will be performed by Amdocs Personnel who are already engaged on an AT&T engagement and likewise already have AT&T network access;

•	Amdocs Personnel performing shadowing activities (e.g., Forward Shadowing) will not have Write Access to Zebra Applications prior to the Zebra Services Commencement Date;

•	Amdocs Personnel performing shadowing activities (e.g., Forward Shadowing) will not be permitted to attempt any changes to or compiles of Zebra Applications in any environment prior to the Zebra Services Commencement Date;

•	AT&T will encourage AT&T Employees to support shadowing activities (e.g., attendance at pertinent meetings, review of documentation, review of
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
production reports), but AT&T does not guarantee any specific levels of cooperation;
•	Amdocs will limit the number of Amdocs Personnel who are performing shadowing to involve just those individuals identified in the transition plan on [**] and shall make every effort to minimize the number of individuals involved in shadowing activities;

•	Amdocs will minimize disruption to AT&T activities during shadowing; and

•	AT&T will not establish a specific schedule driven by shadowing needs.

7.2.4	Conduct Offshoring Vendor Knowledge Transfer
Amdocs, consistent with Section 6.7 of the Agreement, may conduct knowledge transfer for Offshoring Vendors identified in Schedule C.d that are performing Services on Zebra Applications. In the event of Offshoring Vendor knowledge transfer, Amdocs will:
(1)	Provide a Detailed Application Transition Plan for AT&T review, which should include [**]; and

(2)	Minimize disruption to AT&T activities during shadowing with no interruption to Services being performed for AT&T.
AT&T shall [**] to Amdocs associated with Offshoring Vendor Knowledge Transfer.
7.3	Access Provisioning
At AT&T’s discretion and for purposes of Amdocs’ providing Services according to this Agreement, AT&T may grant Amdocs access to AT&T network, IP, systems, servers and repositories in accordance with AT&T IT Offshore Compliance and Enablement Office and AT&T Corporate Security Office policies. Amdocs will provide detailed information using data elements required by AT&T IT Offshore Compliance and Enablement Office and AT&T Corporate Security Office to effect information collection and should allow a minimum of [**] for this collection effort prior to submission. AT&T will make reasonable efforts to expedite requests where delays were directly caused by AT&T. Amdocs must follow AT&T practices and processes for provisioning access; this includes allowing adequate time for normal provisioning interval, and submitted as early as reasonably possible:
a.	IP connectivity requests with all required information should be submitted a minimum of [**] prior to Amdocs requiring such access necessary to perform Services (e.g., start of Reverse Shadow);

b.	Requests for software with all required information should be submitted a minimum of [**] prior to Amdocs requiring such access necessary to perform Services (e.g., start of Reverse Shadow), and
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
c.	Application access requests with all required information should be submitted a minimum of [**] prior Amdocs requiring such access necessary to perform Services (e.g., start of Reverse Shadow).
AT&T will make reasonable efforts to process on an expedited basis requests that do not meet these timeframes as a result of the failure of the OSV to provide Amdocs with all of the necessary information.
7.4	Personnel to Perform the Zebra Application Transition Services
Amdocs will provide to AT&T a list of Amdocs Personnel who will be providing the Zebra Services no later than [**].

Amdocs may use Subcontractors to perform the services, subject to the terms and conditions of the Agreement.

As it applies to OSV personnel engaged in Application Transition Services, Amdocs shall provide to AT&T finalized staffing plans, which are subject to Amdocs’ notification to AT&T, (i) no less than [**] prior to any month during which OSV personnel will be required in the performance of the Services, (ii) the number of OSV personnel that Amdocs wishes AT&T to authorize under the AT&T/OSV Contract, and (iii) any required use of OSV personnel shall commence and end as defined in the Detailed Set KT Plan. Amdocs shall increase the number of Project Staff members that Amdocs assigns to provide the applications development and maintenance services, functions and responsibilities in respect of Zebra Applications as AT&T causes the OSV to decrease the number of OSV personnel performing such functions, services and responsibilities in respect thereof, in a manner that provides a seamless transition of support for such Zebra Applications from the OSV to Amdocs.
7.5	Location of Amdocs Personnel
AT&T will, at AT&T’s expense, provide space at AT&T Facilities (within a reasonable amount of time consistent with timing associated with similar internal requests after notification from Amdocs and within the timeframe specified in the Policy and Procedures Manual) located in the U.S. (as listed in Schedule N.1) for the same number of Amdocs Personnel as are currently providing the Zebra Services (in addition to such space as is provided by AT&T under Section 6.1 (“Service Facilities/Location”) of the Agreement to be designated by AT&T for Project Staff (including infrastructure support personnel)). Such Project Staff may be co-located with other Amdocs Personnel located in the applicable AT&T Facility.

Amdocs access to OSV facilities will be limited as determined by the OSV.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Transition Plan (Zebra)
7.6	Assistance and Cooperation
In connection with any exercise by AT&T of its exit rights under the AT&T/OSV Contract, and as directed by AT&T, Amdocs shall assist and cooperate with the OSV (i) to receive from the OSV [**], (ii) to accept transfer and assignment from the OSV of [**], and (iii) to purchase [**], in each case as related to Zebra Applications.

8.0	DOCUMENTATION

Where available and as part of the Application Transition Services, AT&T will provide to Amdocs existing documents including system descriptions, business flow, data flow, database structure, interface documentation excluding documents where AT&T is prevented from sharing such documents as specified in the Third Party confidentiality agreements or under any AT&T Intellectual Property restrictions.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
Attachment A to Schedule G.d
Critical Milestones
and
Work Plan (Zebra)
This is Attachment A to Schedule G.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”) and provides the detailed work plan for the transition of the Zebra Services, as referenced in Schedule G.d. This Attachment sets forth certain obligations of Amdocs regarding (a) Critical Milestones specified in Section 1 and Section 2 as defined within Critical Milestone Task with the respective task due date and earn back credit; and (b) transition Work Plan specified in Section 3 for tasks with the respective start date and end date.
Capitalized terms not defined in this Attachment have the meaning given in the Agreement and in Schedule G.d of this Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0	CRITICAL MILESTONES — INTRODUCTION
If Amdocs fails to deliver to AT&T any Critical Milestone as described in Section 2 by the date specified for such Critical Milestone, the Parties shall jointly conduct a Root Cause Analysis of such failure. The Parties shall use all commercially reasonable efforts to complete the Root Cause Analysis within [**]; provided that, if it is not capable of being completed within [**] using reasonable diligence, the Parties shall complete such Root Cause Analysis as quickly as possible. If such Root Cause Analysis determines that AT&T is not responsible for such failure Amdocs shall pay or credit AT&T (“Performance Credit”) the amount applicable to such Critical Milestone specified in Section 2 at the indicated frequency. Amdocs shall provide such Critical Milestone in a format and content acceptable to AT&T.
According to Schedule G.d, Amdocs shall plan and deploy Critical Milestone-related activities so as to ensure successful execution and closure of the Critical Milestone criteria by the required Q-gate review deadline (“Required Q-Gate Review Deadline”) for each Milestone. To that end, for such activities not set forth herein, Amdocs will operate in a manner that is consistent with the following principles:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
1.	Where relevant and feasible, Amdocs will make appropriate use of sources of accumulated knowledge from the Replica and Diamond transitions under the Agreement, including (i) project plan documentation (e.g., task lists), (ii) joint AT&T/Amdocs learning (e.g., retrospective reports), and (iii) Amdocs Personnel with prior personal involvement/experience.

2.	Amdocs will utilize appropriate tools (e.g., MS Project software) for task planning and monitoring, checklists, schedules, etc. to ensure effective support, control and management of Critical Milestone activities.

3.	Amdocs will proactively and routinely share its task lists, checklists, schedules and progress updates for the Milestones with AT&T to ensure (i) synchronization on any interdependent tasks and (ii) that AT&T is apprised of any issues or problems that arise, any schedule jeopardies and Amdocs’ risk mitigation plans.
For greater certainty, the “Critical Milestones” shall include (i) the various tasks and sub-tasks set forth herein and (ii) such other tasks and sub-tasks as the Parties may agree upon after the FARA Effective Date.
2.0	CRITICAL MILESTONES
Amdocs’ obligations set forth below are the Critical Milestones (and associated tasks (“Tasks”)), the Required Q-Gate Review Deadline and any applicable earn-back period (the “Earnback Window”) thereafter. Some Critical Milestones, in addition to the Earnback Window set forth in the column so labeled, have individual Earnback Windows for the associated tasks, as set forth in parentheses following the description of such tasks.
If any Critical Milestone or Task is not achieved on or prior to the applicable Required Q-Gate Review Deadline, Amdocs shall pay or credit AT&T with a Performance Credit in the amount set forth in the tables below with respect to each such Critical Milestone (unless root-cause analysis demonstrates to AT&T’s reasonable satisfaction that Amdocs was not a material contributing cause of the non-achievement of such Critical Milestone).
Amdocs may earn back [**] percent ([**]%) of an applicable Performance Credit if compliancy is met within the “Earnback Window”: Amdocs achieves [**].
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
Critical Milestone

Milestone Number:	1
Milestone Topic:	Critical Service Levels Established
Performance Credit Amount:	[**]
Earnback Window/Terms:	[**]
Required Q-Gate Review Deadline (Day/Date):	[**]

Milestone Scope:	Applications in Schedule A.d and Service Level described in Schedule F
In connection with achievement of this Critical Milestone:

Required Completion
Critical Milestone Requirements Description	Days and Dates
1.   Amdocs to confirm with AT&T the applications to which Critical Service Levels (CSLs) apply (e.g., IT Availability, Mean Time To Restore, On-time Delivery — Milestone 9, Severity 1 Closure within commitment timeframe, and Decrease Production Defect).
[**]

2.   Amdocs to develop and secure AT&T concurrence with a task plan and schedule to support new baseline data reporting, and which addresses each Mission Critical Application and the associated metrics required by AT&T.
[**]

3.   AT&T to provide Amdocs historical data by [**] prior to commencement. Using the baseline data, the Parties shall Establish and Set (as defined in Schedule F) the Critical Service Level targets. Amdocs shall report the baseline data in the month it is available.
[**]

4.   By the date specified, Amdocs shall prepare and submit Q-gate documentation to AT&T and hold a Q-gate review to confirm with identified AT&T personnel that all Critical Milestone requirements have been fully and successfully satisfied. Such documentation shall include copies of all required deliverables and AT&T concurrences/acceptances as attachments.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
Critical Milestone

Milestone Number:	2
Milestone Topic:	Function Point Counting Program
Performance Credit Amount:	[**]
Earnback Window/Terms:	[**]
Required Q-Gate Review Deadline (Day/Date):	[**]

Milestone Scope:	Application Transition Services Applications in Schedule A.d
In connection with achievement of this Critical Milestone:

Required Completion
Critical Milestone Requirements Description	Days and Dates
1.   Amdocs shall confirm/agree with AT&T on a governance structure and the resources to be provided by Amdocs for the Function Point (“FP”) counting project that appropriately leverages existing FP forum participants, knowledge and methodology (i.e., Function Point Governance Framework).
[**]

2. Amdocs shall document and secure AT&T’s agreement on any changes to the previously used methodology for handling in-flight projects.	[**]

3. Amdocs shall confirm/agree with AT&T on the necessary set of milestones, tasks, deliverables, quality review gates and an associated schedule for the Function Point counting project.	[**]

4. The Parties shall agree to a list of Zebra Applications (provided by AT&T) to be counted in accordance with Schedule F Attachment D, per the schedule agreed to by the Parties.	[**]

5.   Amdocs shall provide a list of all “In Flight” projects for each set of Application Transition Services Applications based upon the list received from the OSV and/or AT&T (i.e., projects where development work began prior to the outsourcing effective date). For each set of Transitioned Applications Amdocs shall submit for AT&T’s review and approval a final list of in-flight projects.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)

Required Completion
Critical Milestone Requirements Description	Days and Dates
6. Amdocs shall agree with AT&T on any changes to the baseline FP counts set forth in the third party vendor’s final report.	[**]

7.   Amdocs shall deliver a project plan and schedule for integration of the Zebra Applications Function Point counting activities with similar activities for the other outsourced Applications. Such plan shall describe how Amdocs will continue to perform ongoing Function Point counting activities for all applications.
[**]

8.   By the date specified here, Amdocs shall prepare and submit Q-gate documentation to AT&T and hold a Q-gate review to confirm with identified AT&T personnel that all Critical Milestone requirements have been fully and successfully satisfied. Such documentation shall include copies of all required deliverables and AT&T concurrences/acceptances as attachments.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
Critical Milestone

Milestone Number:	3
Milestone Topic:	Zebra In-Flight Projects
Performance Credit Amount:	[**]
Earnback Window/Terms:	[**]
Required Q-gate Review Deadline (Day/Date):	[**]

Milestone Scope and Purpose:	Define which projects are in-flight projects and how such projects will be handled from a Work Authorization and metrics reporting perspective.
In connection with achievement of this Critical Milestone:

Required Completion
Critical Milestone Criteria (Requirements Description)	(Day and Date)
Part A — In-flight Projects
1.   AT&T to provide list of all in-flight Projects (for Zebra Applications identified as AT&T in Schedule A.d). This schedule is dependent on the number of in-flight Projects not already listed on Schedule K.d.
[**]

2.   Amdocs to review and confer with AT&T on Projects, with AT&T to provide Amdocs with a final list of projects, that Amdocs shall propose and secure AT&T concurrence with a formal written schedule for completion of Milestone Criteria #3 below.
[**]

3. Review and update all in-flight projects to enable BAU Work Authorization	[**]

Part B — Application Transition Services Zebra Applications In-Flight Projects

4. AT&T to provide list of all Application Transition Services Zebra Applications in-flight projects.	[**]

AT&T to designate a subset of the in-flight projects, for each Set of Application Transition Services Applications, as “Critical Green Commit” (i.e., projects committed to a release that have an AT&T status of “Green”, and are deemed by AT&T to be critical to AT&T’s business and operational needs) per the schedule in Detailed Set KT Plan.

5. Amdocs to review and confer with AT&T on “Critical Green Commit” projects	[**]

Amdocs to complete review of “Critical Green Commit” projects for each Set of Application Transition Services Applications, and confer with AT&T with respect to such projects per the Detailed Set KT Plans.

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)

Required Completion
Critical Milestone Criteria (Requirements Description)	(Day and Date)
6. Review and update all Application Transition Services projects to enable BAU Work Authorization	[**]

7.   Amdocs to begin reporting through normal BAU business channels on all Critical Green Commit projects for each Set of Application Transition Services Applications, per the schedule in the Detailed Set KT Plan.
[**]

8.   Required Q-gate Review Deadline: By the date specified here, Amdocs shall prepare and submit Q-gate documentation to AT&T and hold a Q-gate review to confirm with identified AT&T personnel that all Critical Milestone requirements have been fully and successfully satisfied. Such documentation shall include copies of all required deliverables and AT&T concurrences/acceptances as attachments.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
Critical Milestone

Milestone Number:	4
Milestone Topic:	Outsourcing Personnel
Performance Credit Amount:	[**]
Earnback Window/Terms:	[**]
Required Q-gate Review Deadline (Day/Date):	[**]
Milestone Scope and Purpose:	[**]

Required Completion
Critical Milestone Criteria (Requirements Description)	(Day and Date

1. Amdocs shall send offer letters according to Section 4 of Schedule G.d.	[**]

2.   Amdocs shall submit to AT&T for review the organizational structure and staffing plan listing one hundred percent (100%) of the in-scope roles and responsibilities on the Commencement Date according to Schedule D Part 1. The plan shall include functional mapping, any assumptions/constraints, and risk mitigations and describe how Amdocs will provide high-level skills and capabilities needed as a result of vacancies and resources not transitioning for Amdocs to provide Services after the Commencement Date and in accordance with Schedule G.d and according to Section 8 of the Agreement.
[**]

3.   Amdocs shall develop and submit to AT&T for review a refined plan describing how Amdocs will provide detailed skills and capabilities needed as a result of vacancies and resources not transitioning that shall include functional mapping with any assumptions/constraints, and risk mitigations.
[**]

4. Amdocs shall submit all required information necessary to process Third Party Software as described in Section 7.3 of Schedule G.d.	[**]

5.   Amdocs shall submit to AT&T the facility plans for all Transitioning Personnel or Amdocs personnel located in AT&T Facilities changing work locations in accordance with Schedule G.d and according to Section 6.1 of the Agreement. At a minimum the plan should include a list of personnel, old/new work locations, schedule, requirements, assumptions, and constraints.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)

Required Completion
Critical Milestone Criteria (Requirements Description)	(Day and Date

6.   Amdocs shall verify and establish connectivity requirements with [**] percent ([**]%) accuracy [**] necessary for Amdocs to provide Services according to this Agreement for Transitioning Personnel pursuant to Schedule G.d and to Section 6 and Section 13 of the Agreement. Accuracy will be measured by the percentage of personnel for whom requirements were complete and error free.
[**]

7. Required Q-gate Review Deadline:	[**]
By the date specified here, Amdocs shall prepare and submit Q-gate documentation to AT&T and hold a Q-gate review to confirm with identified AT&T personnel that all Critical Milestone requirements have been fully and successfully satisfied. Such documentation shall include copies of all required deliverables and AT&T concurrences/acceptances as attachments.

RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
Critical Milestone

Milestone Number:	5
Milestone Topic:	Application Transition Services Governance and Oversight
Performance Credit Amount:	[**]
Earnback Window/Terms:	[**]
Required Q-gate Review Deadline (Day/Date):	[**]

Milestone Scope and Purpose:	Application Transition Services listed in Schedule G.d for applications listed on Schedule A.d.

Required Completion
Critical Milestone Criteria (Requirements Description)	(Day and Date
1. Amdocs establishes Transition Governance structures, processes and procedures pursuant to Section 7.2.1 of Schedule G.d, with agreement by AT&T and Amdocs’s responsibilities thereunder implemented.	[**]

2.   Amdocs shall baseline the Detailed Application Transition Plan pursuant to Section 7.2.2 (a) (3) of Schedule G.d, as agreed to by AT&T and Amdocs’s responsibilities thereunder implemented including:
[**]
(i)	Master Application List;

(ii)	“Sets” of Applications which shall consist of groupings of Zebra Applications;

(iii)	Timeline for each Set with Transition Milestones;

(iv)	Distribution of responsibilities between the OSV, AT&T and Amdocs through the Transfer of Operational Control;

(v)	Transition processes, procedures and data collections;

(vi)	Expected OSV effort (represented in hours) for each activity,

(vii)	OSV personnel roll-off schedule; and

(viii)	Risk mitigation plans for each Set

3. Amdocs shall baseline the Detailed Set KT Plan for each Set pursuant to Section 7.2.2 (b) (4) of Schedule G.d, as agreed to by AT&T and Amdocs’s responsibilities thereunder implemented including:	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)

Required Completion
Critical Milestone Criteria (Requirements Description)	(Day and Date

(i)	Detailed application list;

(ii)	Detailed timeline for knowledge transfer milestones within each Set

(iii)	Training schedule;

(iv)	Refined OSV effort (represented in hours) for each activity;

(v)	Refined OSV personnel roll-off schedule;

(vi)	List in-flight maintenance release and development project work, and

(vii)	Assumptions and risks with mitigations

4.   Amdocs shall successfully complete Application Transition Services activities necessary for Transfer of Operational Responsibility for each Set pursuant to Schedule G.d, as agreed to by AT&T and Amdocs’s responsibilities thereunder implemented and including:
[**]
•	Complete System Appreciation and Forward Shadow activities;

•	Complete System Appreciation Documents (each application within Set);

•	3rd Party Software verified; and

•	Read and Write Access verified.

5.   Amdocs shall successfully complete Application Transition Services activities necessary for Transfer of Operational Control for each Set pursuant to Schedule G.d, as agreed to by AT&T and Amdocs’s responsibilities thereunder implemented and including:
[**]
•	All Shadowing activities complete;

•	OSV resources roll-off complete; and

•	Service Level reports initiated.

6. Amdocs shall complete Application Transition Services effectively achieving Steady State for all Sets pursuant to Schedule G.d.	[**]

7.   Required Q-gate Review Deadline:
By the date specified here, Amdocs shall prepare and submit Q-gate documentation to AT&T and hold a Q-gate review to confirm with identified AT&T personnel that all Critical Milestone requirements have been fully and successfully satisfied. Such documentation shall include copies of all required deliverables and AT&T concurrences/acceptances as attachments.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
Critical Milestone

Milestone Number:	6
Milestone Topic:	Contract Governance
Performance Credit Amount:	[**]
Earnback Window/Terms:	[**]
Required Q-gate Review Deadline (Day/Date):	[**]

Milestone Scope and Purpose:	As necessary, establish or update processes and procedures for contract governance and management.

Required Completion
Critical Milestone Criteria (Requirements Description)	(Day and Date
1. Amdocs updates process and implementation plan for the Work Hours (WH) system for time-reporting for all Project Staff according to the Agreement.	[**]

2. Amdocs updates the Policy and Procedure Manual and reaches agreement with AT&T pursuant to Section 9.1 of the Agreement.	[**]

3. Amdocs provides Reports according to Schedule Q and as agreed to by the Parties, pursuant to Section 9.3 of the Agreement.	[**]

4.   Required Q-gate Review Deadline:
By the date specified here, Amdocs shall prepare and submit Q-gate documentation to AT&T and hold a Q-gate review to confirm with identified AT&T personnel that all Critical Milestone requirements have been fully and successfully satisfied. Such documentation shall include copies of all required deliverables and AT&T concurrences/acceptances as attachments.
[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)
3.0	WORK PLAN
Amdocs to complete the work plan in cooperation with AT&T with respect to Application Transition Services for work activities as specified in Schedule G.d (Zebra Transition). To be included as part of this Agreement, Amdocs shall provide the Target Start Date and Target Due Date for each task with respect to each task. At a minimum, Amdocs will complete targets for each task below (all major milestone tasks are listed in bold):

		Target Start	Target Due
TASK #	Description of Task	Date	Date	Status	Notes	Party

MILESTONES
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)

		Target Start	Target Due
TASK #	Description of Task	Date	Date	Status	Notes	Party
	[**]	[**]	[**]
	[**]	[**]	[**]
	[**]	[**]	[**]

HR ACTIVITIES
	[**]	[**]	[**]
[**]
	[**]	[**]	[**]

PROGRAM MANAGEMENT OFFICE ACTIVITIES
	[**]	[**]	[**]
	[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule G.d — Attachment A (Zebra)

		Target Start	Target Due
TASK #	Description of Task	Date	Date	Status	Notes	Party

APPLICATION DELIVERY TEAMS ACTIVITIES
	[**]	[**]	[**]
	[**]	[**]	[**]

APPLICATION TRANSITION SERVICES ACTIVITIES
[**]
[**]
[**]
[**]
[**]
[**]
	[**]		[**]
	[**]		[**]
	[**]		[**]
     [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule H — Termination Assistance Services
Schedule H
Termination Assistance Services
This is Schedule H of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

The provisions of this Schedule shall supplement, but shall not be construed to negate, the express provisions of the Agreement with respect to Termination Assistance Services including Section 4.3 of the Agreement.

Amdocs will assist AT&T in the development of a plan for the transition of the Services from Amdocs to AT&T and/or its designee(s). At a minimum, such Termination Assistance Services will include preparing that portion of the termination assistance plan detailing Amdocs’ then-current responsibilities, including schedules and resource commitments. Such Termination Assistance Services also will include, as and to the extent requested by AT&T, capacity planning, human resources planning and other planning necessary to effect the transition.
1.1.	Knowledge Transfer
Amdocs will provide reasonable assistance for transfer of knowledge regarding the applicable Services, AT&T’s requirements and related topics so as to facilitate the transition of provision of such Services to AT&T and/or its designee(s). This knowledge transfer shall include, as and to the extent requested by AT&T:
(a)	Supplying information regarding the Services as reasonably necessary to implement the termination assistance plan, and providing such information regarding the Services as reasonably necessary for AT&T and/or its designee(s) to assume responsibility for continued performance of the applicable Services in an orderly manner so as to minimize disruption in the operations of AT&T and the Eligible Recipients, including (i) relevant documentation; and (ii) key support contacts (names, business phone numbers, fax numbers, e-mail addresses and business postal addresses) of AT&T, third party personnel and Amdocs Personnel during the transition from Amdocs to AT&T and/or its designee(s);

(b)	Supplying information concerning Software, documentation, types and skills of personnel, third parties, and other resources used by Amdocs to provide the applicable Services to AT&T under this Agreement, as may be
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule H — Termination Assistance Services
reasonably necessary for AT&T and/or its designee(s) to assume responsibility for such Services;
(c)	Explaining the Policy and Procedures Manual, Reports and other standards and procedures to AT&T’s and/or its designee(s)’s operations staff;

(d)	Providing reasonable access in person and/or by telephone to Amdocs Personnel during and following the Termination Assistance Services period (including any Amdocs Personnel involved in performing the applicable Services during the [**] months preceding Amdocs’ receipt of the notice of termination or non-renewal); and

(e)	Explaining the extent and nature of the impact of legal and regulatory requirements compliance, if any, on the Services.
1.2.	Transfer of Resources
Amdocs shall provide all reasonable assistance required for the transfer to AT&T and/or its designee(s) of the resources (Software and Third-Party Contracts). Such assistance shall include at a minimum:
(a)	Identifying any third-party services used by Amdocs in performing the Services that are required by AT&T and/or its designee(s) to perform the applicable Services, and to which AT&T is entitled to under the Agreement;

(b)	Providing asset listings of Software owned or licensed by Amdocs, its Subcontractors, AT&T and/or Eligible Recipients used to perform the applicable Services to which AT&T is entitled to under the Agreement; and

(c)	Performing administrative functions required to effect the assignment of Software and Third-Party Contracts, which are required by AT&T and/or its designee(s) to perform the applicable Services, and to which AT&T is entitled to under the Agreement, including transferring billing, executing legal documents and performing other necessary functions.
1.3.	Operational Transfer
Amdocs shall perform all activities requested by AT&T pursuant to the Agreement reasonably required to assist AT&T to assume the operational responsibility for the applicable Services. This shall include, as and to the extent requested by AT&T:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule H — Termination Assistance Services
(a)	As and to the extent provided in Article 14 of the Agreement, providing to AT&T and/or its designee(s) (to the extent AT&T does not currently possess), the most current machine-readable source and object code, along with run documentation and job control listing for the Software, and other similar information necessary to provide the applicable Services;

(b)	To the extent used to provide the applicable Services, documenting for AT&T and/or its designee(s) and delivering to AT&T and/or its designee(s) most current source materials (to the extent AT&T is entitled to such materials under the Agreement), object libraries and reference files;

(c)	To the extent applicable, delivering to AT&T and/or its designee(s) support profiles, enhancement logs, problem tracking/resolution documentation and status reports associated with the applicable Services;

(d)	Providing to AT&T and/or its designee(s) any trouble logs that AT&T does not already have, reporting back at least [**] months prior to the effective date of the termination or expiration, and returning any other End User information collected or maintained as part of the applicable Services as such exists as of the effective date of termination or expiration;

(e)	Assisting AT&T and/or its designee(s) in identifying resource requirements, including skilled labor, for the applicable Services;

(f)	Providing for the orderly hand-off of ongoing ADM activities, including a listing of current and planned ADM activities;

(g)	With respect to each ADM activity, documenting current status, stabilizing for continuity during transfer, and providing reasonable training to AT&T and/or its designee(s) to achieve transfer of responsibility without loss of momentum;

(h)	Providing to AT&T and/or its designee(s) documentation used by Amdocs and necessary to provide the applicable Services, including technical documentation, in electronic media, to the extent available, or if not available in electronic media, then in hardcopy;

(i)	Providing in-depth review of Application Software documentation to the extent appropriate to affect a successful transition;

(j)	Documenting for AT&T and/or its designee(s) AT&T Data and databases specific to the applicable Services;
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule H — Termination Assistance Services
(k)	Providing reasonable training to AT&T and/or its designee(s) with respect to use of tools, processes and methodologies relevant to the applicable Services;

(l)	Completing all current development project milestones with due dates prior to transfer of operational responsibility, as directed by AT&T;

(m)	Providing all other relevant documents and information related to AT&T Application Software, including functionality, program code, data model and data base structure, access methods and all development-related processes;

(n)	Reviewing all Application Software with AT&T and/or its designee(s);

(o)	Providing and coordinating assistance to AT&T and/or its designee(s) in notifying relevant third parties of the procedures to be followed prior to, during, and after the transition;

(p)	Returning to AT&T any remaining property of AT&T or the Eligible Recipients in Amdocs’ possession or under Amdocs’ control, including any remaining reports, AT&T Data, Materials and other Proprietary Information of AT&T or the Eligible Recipients;

(q)	Cooperating with AT&T’s test plans, back out procedures, and contingency plans as part of the migration of the applicable Services;

(r)	In conjunction with AT&T, assisting in a rehearsal of the migration prior to cutover, as requested by AT&T;

(s)	Maintaining the capability to cut back to Amdocs in case of a service failure or service problem within the Termination Assistance Period;

(t)	After the migration, providing additional assistance as reasonably requested by AT&T to facilitate continuity of operations; and

(u)	To the extent requested by AT&T, freezing all System Changes.
1.4.	Human Resources Transfer

Amdocs shall provide all reasonable assistance required in identifying and reviewing successor resource set-up and/or resource capabilities to perform the applicable Services; provided, however, that, notwithstanding Amdocs’ providing such assistance, Amdocs does not assume any responsibility or liability for AT&T’s decisions regarding the successor AT&T engages. This assistance shall include, as and to the extent requested by AT&T:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule H — Termination Assistance Services
(a)	Providing a current account organizational chart by individual positions assigned by Amdocs to perform the applicable Services;

(b)	Providing a listing of the positions and the amount of time spent by position to provide the applicable Services; and

(c)	Reasonable assistance in evaluating personnel requirements to perform the applicable Services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement No. 20070413.019.A.007
Schedule I — Charges
Schedule I
Charges
This is Schedule I of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”) Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0	Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:

Schedule I.a:	Charges (Acme)

Schedule I.b:	Charges (Replica)

Schedule I.c:	Charges (Diamond)

Schedule I.d:	Charges (Zebra)

Schedule I.Common
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references in the Agreement, including this Schedule, to Schedule I shall includes all subsidiary attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.a — Amdocs Charges (Acme)
Schedule I.a
Amdocs Charges (Acme)
This is Schedule I.a of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

1.0	DEFINITIONS	1

2.0	MAINTENANCE AND SUPPORT SERVICES	2

	2.1 Application Maintenance Charge	2

	2.2 Changes in Application Portfolio	2

3.0	DEVELOPMENT SERVICES	3

	3.1 Monthly Development Charge	3

4.0	SERVICES FOR BUNDLED PROJECTS	3

5.0	INVOICING AND PAYMENT	3

6.0	ACQUIRED ASSETS	3
1.0	DEFINITIONS

As used in this Schedule, the following terms shall mean:
1.	“Acme SE Application Services Initiation Date” has the meaning provided in Schedule G.a.

2.	“Acme SE Applications Transition Period” has the meaning provided in Schedule G.a.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.a — Amdocs Charges (Acme)
3.	“Application Portfolio” means all of the Acme Applications for which Amdocs is then providing Maintenance and Support Services.

4.	“Acme Composite Labor Rate” means the applicable rate displayed in Schedule I.Common, Attachment 2.

5.	“Outsourcing Services Vendor” has the meaning given in Schedule G.a.
2.0	MAINTENANCE AND SUPPORT SERVICES
2.1	Application Maintenance Charge.
The “Application Maintenance Charge” or “AMC” for each month (as it may be adjusted as set forth below) is the [**] with respect to the Acme Applications.

The AMC for Acme is reflected in Schedule I.Common Attachment 2.

The Acme Application Maintenance Charge shall be re-calculated and thereafter applicable as re-calculated (until further re-calculated) upon any required re-calculation of the Adjusted Acme Application Maintenance Hours.

The Application Maintenance Charge shall [**].
2.2	Changes in Application Portfolio
The Parties acknowledge and agree that [**] may change the Application Portfolio over time, including the [**]. To the extent any such addition or deletion involves a change [**] required for the changed Application Portfolio, the AMC will be adjusted as and to the extent provided below with respect to the Acme Applications other than the Acme SE Applications:
1.	Agreed Adjustment. To the extent Applications are added to or deleted from the Application Portfolio, [**].

To facilitate the adjustment of charges as provided above, [**].

2.	Calculated Adjustment — Application Addition. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
2.1.	With respect to [**].

2.2.	With respect to [**].

2.3.	The hours added to the [**] in Schedule I.Common Attachment 1.

2.4.	[**] months after a new Added Application is implemented, [**]
3.	Calculated Adjustment — Application Removal. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
3.1.	[**] as required below.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.a — Amdocs Charges (Acme)
3.2.	[**].

3.3.	[**] in Schedule I.Common.

3.4.	AT&T [**].

3.5.	[**]

3.6.	[**]
4.	[**].

5.	Notwithstanding the definition of “New Services” as provided in Section 2.1 of the Agreement, [**].

3.0	DEVELOPMENT SERVICES
3.1	Monthly Development Charge.
Refer to Schedule I.Common, Section 6.0.
4.0	SERVICES FOR BUNDLED PROJECTS
In the case of Services performed pursuant to Sections 10.1, 10.2 or 10.3 of Schedule D, Part 1 for the benefit of multiple Projects that consist of Maintenance and Support Projects and Development Projects, such Services shall be chargeable as Development Services based upon the ratio of hours expended on Development Services to the total hours expended in the release.
5.0	INVOICING AND PAYMENT
1.	Amdocs shall invoice AT&T, and AT&T shall pay Amdocs, for the Charges specified in this Schedule I.a in accordance with Article 12 of the Agreement.

2.	Amdocs will invoice AT&T in US dollars (USD), even for Services provided from other countries in support of the USA.
6.0	ACQUIRED ASSETS
As of the Effective Date, AT&T shall retain ownership of all Systems on which the Application Software resides and will not transfer ownership of any of the Equipment in its data centers or other facilities to Amdocs.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Amendment 20070413.019.A.007
Schedule I.b — Amdocs Charges (Replica)
Schedule I.b
Amdocs Charges (Replica)
This is Schedule I.b of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”) Agreement and provides for the Charges for the Replica Services.
Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

1.0	DEFINITIONS	1

2.0	MAINTENANCE AND SUPPORT SERVICES	2

	2.1 Application Maintenance Charge	2

	2.2 Changes in Application Portfolio	2

3.0	DEVELOPMENT SERVICES	3

	3.1 Monthly Development Charge	3

4.0	SERVICES FOR BUNDLED PROJECTS	3

5.0	INVOICING AND PAYMENT	3

6.0	ACQUIRED ASSETS	3
1.0	DEFINITIONS

As used in this Schedule, the following terms shall mean:
1.	“Application Portfolio” means all of the Replica Applications for which Amdocs is then providing Maintenance and Support Services.

2.	“Commencement Date” has the meaning provided in Schedule G.b.

3.	“Effective Date” has the meaning provided in Schedule G.b.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Amendment 20070413.019.A.007
Schedule I.b — Amdocs Charges (Replica)
4.	“Replica Composite Labor Rate” means the applicable rate displayed in Schedule I.Common, Attachment 2.
2.0	MAINTENANCE AND SUPPORT SERVICES
2.1	Application Maintenance Charge.
The “Application Maintenance Charge” or “AMC” for each month (as it may be adjusted as set forth below) is the [**] with respect to the Replica Applications.

The AMC for Replica is reflected in Schedule I.Common Attachment 2.

The Replica Application Maintenance Charge shall be re-calculated and thereafter applicable as re-calculated (until further re-calculated) upon any required re-calculation of the Adjusted Replica Application Maintenance Hours.

The Application Maintenance Charge shall [**].
2.2	Changes in Application Portfolio
The Parties acknowledge and agree that [**]may change the Application Portfolio over time, including the [**]. To the extent any such addition or deletion involves a change [**] required for the changed Application Portfolio, the Adjusted Replica Application Maintenance Hours will be adjusted to reflect the change in hours, as such change is determined as follows:
1.	Agreed Adjustment. To the extent Applications are added to or deleted from the Application Portfolio, [**].

To facilitate the determination of such change in hours as provided above, [**].

2.	Calculated Adjustment — Application Addition. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
2.1.	With respect to [**].

2.2.	With respect to [**].

2.3.	The hours added to the [**] in Schedule I.Common, Attachment 1.

2.4.	[**] months after a new Added Application is implemented, [**].
3.	Calculated Adjustment — Application Removal. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
3.1.	[**] as required below.

3.2.	[**].

3.3.	If the [**]in Schedule I.Common.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Amendment 20070413.019.A.007
Schedule I.b — Amdocs Charges (Replica)
3.4.	AT&T [**].

3.5.	[**]

3.6.	[**]
4.	[**].

5.	Notwithstanding the definition of “New Services” as provided in Section 2.1 of the Agreement, [**].
3.0	DEVELOPMENT SERVICES
3.1	Monthly Development Charge.
Refer to Schedule I.Common, Section 6.0.
4.0	SERVICES FOR BUNDLED PROJECTS
In the case of Services performed pursuant to Sections 10.1, 10.2 or 10.3 of Schedule D, Part 1 for the benefit of multiple Projects that consist of Maintenance and Support Projects and Development Projects, such Services shall be chargeable as Development Services based upon the ratio of hours expended on Development Services to the total hours expended in the release.
5.0	INVOICING AND PAYMENT
1.	Amdocs shall invoice AT&T, and AT&T shall pay Amdocs, for the Charges specified in this Schedule I.b in accordance with Article 12 of the Agreement.

2.	Amdocs will invoice AT&T in US dollars (USD), even for Services provided from other countries in support of the USA.
6.0	ACQUIRED ASSETS
As of the Effective Date, AT&T shall retain ownership of all Systems on which the Application Software resides and will not transfer ownership of any of the Equipment in its data centers or other facilities to Amdocs.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.c — Amdocs Charges (Diamond)
Schedule I.c
Amdocs Charges (Diamond)
This is Schedule I.c of Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”) and provides for the Charges for the Diamond Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

1.0 DEFINITIONS	1

2.0 MAINTENANCE AND SUPPORT SERVICES	2

2.1 Diamond Application Maintenance Charge	2

2.2 Changes in Application Portfolio	3

2.3 Charge for Diamond Applications Transition Services During Diamond Applications Transition Period	3

3.0 DEVELOPMENT SERVICES	4

3.1 Monthly Development Charge	4

4.0 REIMBURSEMENT OF AT&T HR COSTS	5

5.0 SERVICES FOR BUNDLED PROJECTS	5

6.0 INVOICING AND PAYMENT	6

7.0 ACQUIRED ASSETS	6

8.0 DIAMOND COMPOSITE LABOR RATE AND APPLICATION MAINTENANCE CHARGE VERIFICATION	6
1.0	DEFINITIONS

As used in this Schedule, the following terms shall mean:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.c — Amdocs Charges (Diamond)
1.	“Application Portfolio” means all of the Diamond Applications for which Amdocs is then providing Maintenance and Support Services.

2.	“Diamond Application” has the meaning provided in Schedule G.c.

3.	“Diamond Applications Transition Period” has the meaning provided in Schedule G.c.

4.	“Diamond Applications Transition Services” shall have the meaning set forth in Section 2 below.

5.	“Commencement Date” has the meaning provided in Schedule G.c.

6.	“Effective Date” has the meaning provided in Schedule G.c.

7.	“Diamond Composite Labor Rate” means an amount equal to $[**] per productive hour.
2.0	MAINTENANCE AND SUPPORT SERVICES
2.1	Diamond Application Maintenance Charge.
The “Diamond Application Maintenance Charge” or “AMC” for each month (as may be adjusted as set forth below) is the [**] with respect to the Diamond Applications. The Diamond Application Maintenance Charge as of the time of calculation shall be calculated as follows:
[**].
The Diamond Application Maintenance Charge shall be re-calculated and thereafter be applicable as re-calculated (until further re-calculated) upon any required re-calculation of the Adjusted Diamond Application Maintenance Hours.
For purposes of this Section 2.1, the “Adjusted Diamond Application Maintenance Hours” shall be determined and shall be required to be re-calculated as follows:
(i)	Beginning Adjusted Diamond Application Maintenance Hours.

A beginning Adjusted Diamond Application Maintenance Hours for the Diamond Services is set forth below. This beginning Adjusted Diamond Application Maintenance Hours is [**] percent ([**]%) of the aggregate number of service hours performed by the AT&T Personnel with respect to the Diamond Applications over the [**] period immediately preceding the Commencement Date (i.e., [**] hours for an initial Adjusted Diamond Application Maintenance Hour total of [**] hours, as may be adjusted pursuant to the verification undertaken pursuant to Section 7.0 below).

(ii)	Required Re-Calculation of Adjusted Diamond Application Maintenance Hours.

Following the Commencement Date, the Adjusted Diamond Application Maintenance Hours shall be re-calculated upon any change in the Application Portfolio involving the addition, deletion or replacement of an Application by following the procedures in Section 2.2 below to determine the number of
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.c — Amdocs Charges (Diamond)
additional or reduced hours of effort, which number shall be added to or subtracted from, as applicable, the then Adjusted Diamond Application Maintenance Hours to establish the re-calculated Adjusted Diamond Application Maintenance Hours.
The Diamond Application Maintenance Charge shall [**].
2.2	Changes in Application Portfolio
The Parties acknowledge and agree that [**] may change the Application Portfolio over time, including the [**]. To the extent that any such addition or deletion involves a change [**] required for the changed Application Portfolio, the Adjusted Diamond Application Maintenance Hours will be adjusted to reflect the change in hours, as such change is determined as follows:
1.	Agreed Adjustment. To the extent Applications are added to or deleted from the Application Portfolio, [**].

To facilitate the determination of such change in hours as provided above, [**].

2.	Calculated Adjustment — Application Addition. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
2.1.	With respect to [**].

2.2.	With respect to [**] in accordance with Section 3.
3.	Calculated Adjustment — Application Removal. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
3.1.	[**] as required below.

3.2.	[**].

3.3.	Amdocs [**].

3.4.	AT&T [**].

3.5.	[**]

3.6.	[**].
4.	[**].

5.	Notwithstanding the definition of “New Services” as provided in Section 2.1 of the Agreement, [**].
2.3	Charge for Diamond Applications Transition Services During Diamond Applications Transition Period
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.c — Amdocs Charges (Diamond)
During the Diamond Applications Transition Period, Amdocs shall not charge AT&T for hours actually performed by Amdocs Personnel involving receipt of knowledge transfer or other transition-related activities. In no event shall the amount payable for such services during any month of the Diamond Applications Transition Period exceed [**] dollars ($[**]).
3.0	DEVELOPMENT SERVICES
3.1	Monthly Development Charge.

On a quarterly basis, two weeks prior to the onset of the quarter, AT&T shall provide a [**] forecast (except for the fourth quarter of 2009 and the first quarter of 2016 as defined below, where the forecast shall be for [**], respectively) of development hours to Amdocs for forecasting and budgeting purposes (“Quarterly Forecast”). The first quarter in 2009 shall begin on February 1, 2009, and continue until April 30, 2009. The fourth quarter in 2009 shall begin on November 1, 2009, and continue until December 31, 2009. Beginning in January 2010 through December 2015, the Quarterly Forecasts shall align with the AT&T fiscal year quarters. The first quarter of 2016 shall be defined as January 2016.

Any enhancements (excluding maintenance and support projects described in Schedule D, Part 1, and projects required by Law and for which Amdocs is responsible pursuant to Section 15.9, which shall be provided at [**] to AT&T or deduction against the Annual Development Budget) and projects (excluding New Services) requested by AT&T shall be performed by or on behalf of Amdocs on a monthly basis at [**] up to the number of person working hours as calculated as [**] of the applicable Quarterly Forecast ([**]) of the forecast in the fourth quarter of 2009 and the entire forecast in the first quarter of 2016). The total amount of hours associated with the four Quarterly Forecasts in a given calendar year shall constitute that calendar year’s Annual Development Budget.

To the extent that the Annual Development Budget is unspent or exceeded at the end of each calendar year (based on the twelve months (eleven months in 2009 and one month in 2016) of actual usage as compared to the twelve month (eleven month in 2009 and one month in 2016) value of the Annual Development Budget), an annual true-up process will occur as follows:
a)	To the extent that the Annual Development Budget is unspent at the end of each twelve month (eleven months in 2009 and one month in 2016) period, Amdocs will credit the value of the unspent development hours based on the Composite Labor Rate back to AT&T. At AT&T’s election, the value of the unspent development hours may be applied against the Charges under this Agreement or AT&T may elect to apply such unspent development hours against amounts due to Amdocs under other agreements with AT&T or any Affiliate.

b)	To the extent that the Annual Development Budget is exceeded at the end of each twelve month (eleven months in 2009 and one month in 2016) period, Amdocs will invoice AT&T at the Composite Labor Rate for the value of the additional development hours in the monthly invoicing process.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.c — Amdocs Charges (Diamond)
c)	Unspent Annual Development Budget hours for each twelve month (eleven months in 2009) period will roll over to the following twelve month period upon AT&T’s request, and such roll over hours may be used in subsequent twelve month periods up to the end of the term of the Agreement.
Notwithstanding the foregoing, the Parties will attempt to manage Change Management requests and work requests so as not to exceed the Annual Development Budget. Accordingly, AT&T and Amdocs will comply with the Change Management Procedure for all work performed under the Annual Development Budget. In those cases where the hours associated with a Quarterly Forecast are at risk of being depleted, in addition to AT&T’s right to exercise its rights under this Section, Amdocs and AT&T will work together to reprioritize or delay such work performed at AT&T’s request.
If Amdocs performs a Development Project pursuant to a fixed price proposed Project plan (as proposed by Amdocs and accepted by AT&T), Amdocs will charge AT&T the fixed price amount and will calculate the amount of hours spent on this Development Project to be applied against the Quarterly Forecast by using the Diamond Composite Labor Rate as the cost per hour. For example a fixed bid project costing AT&T $[**] would be calculated as [**] hours given the assumption of the Diamond Composite Labor Rate of $[**].
4.0	REIMBURSEMENT OF AT&T HR COSTS
Amdocs shall reimburse AT&T for [**]. Amdocs shall also pay to AT&T, as follows, the amount reasonably calculated by AT&T as the present value of any [**] (in the case of Transitioned Employees transitioned in connection with the Diamond Services (the “Diamond Transitioned Employees”)) of the Diamond Commencement Date (that is, will be payable unless employment is [**] (as defined in Section 8.1(d)) or through [**] (as described in Section 8.1(j)(ii))):
•	On [**] of the Commencement Date of the Diamond Services, the then-present value amount(s) including [**] calculated for Diamond Transitioned Employees [**] to such date, with respect to the Diamond Transitioned Employees;

•	On [**], the then-present value amount(s) including [**] calculated for Diamond Transitioned Employees [**], with respect to Diamond Transitioned Employees and not credited pursuant to Section 8.1(a)(iv)(2)(a).
5.0	SERVICES FOR BUNDLED PROJECTS
In the case of Services performed pursuant to Sections 10.1, 10.2 or 10.3 of Schedule D, Part 1 for the benefit of multiple Projects that consist of Maintenance and Support Projects and Development Projects, such Services shall be chargeable as Development Services based upon the ratio of hours expended on Development Services to the total hours expended in the release.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule I.c — Amdocs Charges (Diamond)
6.0	INVOICING AND PAYMENT
1.	Amdocs shall invoice AT&T, and AT&T shall pay Amdocs, for the Charges specified in this Schedule I.c in accordance with Article 12 of the Agreement.

2.	Amdocs will invoice AT&T in US dollars (USD), even for Services provided from other countries in support of the USA.
7.0	ACQUIRED ASSETS
As of the Effective Date, AT&T shall retain ownership of all Systems on which the Application Software resides and will not transfer ownership of any of the Equipment in its data centers or other facilities to Amdocs.
8.0	DIAMOND COMPOSITE LABOR RATE AND APPLICATION MAINTENANCE CHARGE VERIFICATION
The Diamond Composite Labor Rate and Application Maintenance Charge are calculated in accordance with the formulae provided in the Calculation PMO/FMO Spreadsheet, utilizing input from the financial experience of AT&T as at the Effective Date. The calculations produced in the Calculation PMO/FMO Spreadsheet as at the Effective Date are based upon the data provided by AT&T in the PMO and PMO with Efficiencies spreadsheet. This data consists of the following variables (collectively, the “Variables”):
[**]
Within [**] days following the Commencement Date, the Parties shall validate the accuracy of the Variables as at the Effective Date. Such validation may be subject to AT&T confidentiality obligations with the applicable Third Party Contractors; provided, however, AT&T will provide to Amdocs reasonable assurances respecting the accuracy of such financial data. To the extent that the Parties determine during such validation period that there was an [**] in the Variables used in the calculation set forth in the Calculation PMO/FMO Spreadsheet as of the Effective Date, the Parties agree to [**]. Upon agreement of the Parties to such [**] as at the Effective Date.
For purposes of this Section 8.0, “Calculation PMO/FMO Spreadsheet” means the spreadsheet dated November 25, 2008, entitled “PMO/FMO Spreadsheet” which the Parties have used to calculate the Diamond Composite Labor Rate and Application Maintenance Charge based upon certain historical financial information of AT&T, which will be utilized by the Parties in undertaking the verification provided in this Section 8.0.
The validation of the accuracy of the Variables as at the Effective Date was deemed completed on March 17, 2009, and the resulting updates are reflected in this Schedule as of Amendment 4.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Amendment 20070413.019.A.007
Schedule I.d — Amdocs Charges (Zebra)
Schedule I.d
Amdocs Charges (Zebra)
This is Schedule I.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”) Agreement and provides for the Charges for the Zebra Services. Further, the rate structure provided in this Schedule (i.e., the Composite Labor Rate(s) applicable hereunder) will not be utilized in Schedule I.d in connection with the Zebra Services performed for Acme SE and Replica Applications, which Services will be charged at the applicable Acme SE or Replica Composite Labor Rate.
Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

1.0 DEFINITIONS	1

2.0 MAINTENANCE AND SUPPORT SERVICES	2

2.1 Zebra Application Maintenance Charge	2

2.2 Changes in Application Portfolio	2

3.0 DEVELOPMENT SERVICES	3

3.1 Monthly Development Charge	3

4.0 SERVICES FOR BUNDLED PROJECTS	3

5.0 INVOICING AND PAYMENT	3

6.0 ACQUIRED ASSETS	3

7.0 KNOWLEDGE TRANSFER	4
1.0	DEFINITIONS

As used in this Schedule, the following terms shall mean:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Amendment 20070413.019.A.007
Schedule I.d — Amdocs Charges (Zebra)
1.	“Application Portfolio” means all of the Zebra Applications for which Amdocs is then providing Maintenance and Support Services.

2.	“Commencement Date” has the meaning provided in Schedule G.d.

3.	“Effective Date” has the meaning provided in Schedule G.d.

4.	“Zebra Applications Composite Labor Rate” means the applicable rate displayed in Schedule I.Common, Attachment 2.

5.	“Zebra Composite Labor Rate — Acme SE/Replica” means the applicable rate displayed in Schedule I.Common, Attachment 2
2.0	MAINTENANCE AND SUPPORT SERVICES
2.1	Zebra Application Maintenance Charge.
The “Zebra Application Maintenance Charge” or “AMC” for each month (as it may be adjusted as set forth below) is the [**] with respect to the Zebra Applications.
The AMC for Zebra Services is reflected in Schedule I.Common Attachment 2.
The Zebra Application Maintenance Charge shall be re-calculated and thereafter applicable as re-calculated (until further re-calculated) upon any required re-calculation of the Adjusted Zebra Application Maintenance Hours.
The Zebra Application Maintenance Charge shall [**].
2.2	Changes in Application Portfolio
The Parties acknowledge and agree that [**] may change the Application Portfolio over time, including the [**]. To the extent any such addition or deletion involves a change [**] required for the changed Application Portfolio, the Adjusted Zebra Application Maintenance Hours will be adjusted to reflect the change in hours, as such change is determined as follows:
1.	Agreed Adjustment. To the extent Applications are added to or deleted from the Application Portfolio, [**].

To facilitate the determination of such change in hours as provided above, [**].

2.	Calculated Adjustment — Application Addition. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
2.1.	With respect to [**].

2.2.	With respect to [**].

2.3.	The hours added to the [**] in Schedule I.Common, Attachment 1.

2.4.	[**] months after a new Added Application is implemented, [**].
3.	Calculated Adjustment — Application Removal. In the absence of agreement by the Parties pursuant to paragraph 1 above, [**]:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Amendment 20070413.019.A.007
Schedule I.d — Amdocs Charges (Zebra)
3.1.	[**].

3.2.	[**].

3.3.	If the [**] in Schedule I.Common.

3.4.	AT&T [**].

3.5.	[**]

3.6.	[**]
4.	[**].

5.	Notwithstanding the definition of “New Services” as provided in Section 2.1 of the Agreement, [**].
3.0	DEVELOPMENT SERVICES
3.1	Monthly Development Charge.
Refer to Schedule I.Common, Section 6.0.
4.0	SERVICES FOR BUNDLED PROJECTS
In the case of Services performed pursuant to Sections 10.1, 10.2 or 10.3 of Schedule D, Part 1 for the benefit of multiple Projects that consist of Maintenance and Support Projects and Development Projects, such Services shall be chargeable as Development Services based upon the ratio of hours expended on Development Services to the total hours expended in the release.
5.0	INVOICING AND PAYMENT
1.	Amdocs shall invoice AT&T, and AT&T shall pay Amdocs, for the Charges specified in this Schedule I.d in accordance with Article 12 of the Agreement.

2.	Amdocs will invoice AT&T in US dollars (USD), even for Services provided from other countries in support of the USA.
6.0	ACQUIRED ASSETS
As of the Effective Date, AT&T shall retain ownership of all Systems on which the Application Software resides and will not transfer ownership of any of the Equipment in its data centers or other facilities to Amdocs.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Amendment 20070413.019.A.007
Schedule I.d — Amdocs Charges (Zebra)
7.0	KNOWLEDGE TRANSFER
Amdocs will [**] associated with production support activities in a manner consistent with the frame work contained in Schedule G.d. Amdocs shall [**] related with Schedule G.d.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their
Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
Schedule I.Common
1.0	GENERAL
This is Schedule I.Common of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services. The terms contained in this Schedule I.Common apply to Replica Services, Acme Services and Zebra Services.
2.0	DEFINITIONS
“Aggregate Monthly Non-Portfolio Variable Charge” means, with respect to a particular calendar month, the aggregate of the Monthly Non-Portfolio Variable Charges for all of the Acme, Replica and Zebra Services.

“Encompassing Application Maintenance Charge” (“Encompassing AMC”) means, in this Schedule I.Common only, each of the monthly Acme Application Maintenance Charge, Replica Application Maintenance Charge and Zebra Application Maintenance Charge as established in Schedule I.

“Credit Period” means the calendar period reflected in the Column of Table 9.5 below labeled “Credit Period.”

“Maximum Creditable Amount” means, with respect to the ACME and ACME SE Applications, the Replica Applications or the Zebra Applications, the maximum amount (as reflected with respect to each Credit Period in the Column of Table 9.5 below labeled “Maximum Creditable Amount”) for which Amdocs will provide AT&T a credit against Development Services work performed with respect to the ACME and ACME SE Applications, the Replica Applications and the Zebra Applications collectively.

“Minimum Periodic Spend” means, with respect to the ACME and ACME SE Applications, the Replica Applications and the Zebra Applications, the amount (as reflected with respect to each Credit Period in the Column of Table 9.5 below labeled “Minimum Periodic Spend”) that AT&T must pay in each Credit Period.

“Monthly Non-Portfolio Variable Charge” means, with respect to the Acme, Replica and Zebra Services, an amount equal to (i) for Time and Material based work, the number of hours of Non-Portfolio Variable Work for each such Service during the applicable calendar month multiplied by the applicable Composite Labor Rate for such Service; and (ii) for fixed price work, the Charges due in accordance with Section 5.8 of Schedule I.Common for each applicable project.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
“Non-Portfolio Variable Work” means the Services with respect to the ACME and ACME SE Applications, the Replica Applications or Zebra Applications designated as non-portfolio projects and rapid deployments.
3.0	AMC TABLES
Application Maintenance Charges and Composite Labor Rates for Acme Services, Acme-SE Services, Replica Services and Zebra Services are provided in Schedule I.Common Attachment 2.
4.0	LOW PRIORITY APPLICATIONS — AMC CALCULATION
4.1.	Each Application has been or will be individually baselined using the average monthly maintenance hours reported against the maintenance PMT codes for the Application for the period of January 2009 — September 2009. Zebra Applications shall be baselined for the same time period. The initial list of baseline maintenance hours is located in Attachment 1 to this Schedule I.Common.

4.2.	These baseline maintenance hours will be used to calculate the savings associated with moving an Application into the Low Priority Application model.

4.3.	When an Application is moved into the Low Priority Application model, its baseline maintenance hours (for Acme Services, Replica Services and Zebra Services) will be multiplied by the applicable discount factor for the then-current year as set forth in Table 4.3 below. In each successive year, the baseline maintenance hours for each Application designated as a Low Priority Application will be multiplied by the prevailing discount factor for the then-current year.
Table 4.3

Calendar Year	Discount Factor
2010	[**]
2011	[**]
2012	[**]
2013 - 2017	[**]
4.4.	The resulting number of hours will be multiplied by the appropriate Composite Labor Rate and subtracted from the applicable Application Maintenance Charge each month.

4.5.	For Applications designated as Low Priority Applications, Basic Maintenance activities will be included in the Applications Maintenance Charge. For Applications designated
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
as Low Priority Applications, AT&T-approved Supplemental Maintenance activities will be billed as a fixed effort estimate, chargeable once the activity has successfully been completed, or on a time and materials basis if a fixed effort estimate is not feasible based on the nature of the request and subject to receiving prior approval.
5.0	RELEASE REDUCTIONS — AMC CALCULATION
5.1	AT&T’s AMC charges are based on the assumption that AT&T is paying for the following releases during each calendar year, which encompass Acme Services, Replica Services and Zebra Services:
•	[**] Major Releases — [**] Major Releases and [**] Major Releases

•	[**] Minor Releases — occur [**]

•	[**] releases
5.2	AT&T may reduce the number of releases and the associated savings will be calculated based on the number of releases remaining according to Table 5.2 below:
Table 5.2

Minor Releases	[**] Major Releases	[**] Major Releases	[**] Major Releases
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
5.3	AT&T will establish a release schedule for each year, specifying the Major Releases and Minor Releases. To receive a reduction in Encompassing AMC related to release elimination, AT&T must eliminate the release no later than [**] prior to the release [**].

5.4	Encompassing AMC savings will be calculated by multiplying the percentage in Table 5.2 above by the AMC for Acme Services, Acme-SE Services, Replica Services and Zebra Services. These savings will be subtracted from the AMC charges on each monthly
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
invoice as specified in Section 5.5 below. For example, if there are [**] Major Releases and [**] Minor Releases, the discount factor will be [**]%.
5.5	Amdocs will apply the reduction in maintenance charges for the month [**] months prior to the beginning of the month of the eliminated release. This reduction in maintenance charges is effective for [**] monthly invoices. For example, if the September Minor Release is eliminated, the associated maintenance reduction begins with the [**] maintenance invoice issued on or about the [**] day of [**] and continues through the [**] maintenance invoice of the following year.

5.6	To qualify for these maintenance reductions, AT&T agrees [**].

Amdocs’ concerns about the number of Special Releases or whether a particular defect fix or Project is appropriate for a Special Release in the place of an eliminated release will be reviewed by the Service Delivery Committee and escalated if necessary as described in Schedule D Part 4.

5.7	AT&T agrees to [**] Major Release or a Minor Release.
6.0	FIXED BID PROCESS FOR RAPID DEPLOYMENT WORK
6.1	The fixed bid process for rapid deployment will be implemented for rapid deployment requests beginning [**].

6.2	Rapid deployment work will follow the AT&T-specified process for work intake and delivery.

6.3	Each rapid deployment request is or will be associated with a template that specifies the number of hours allotted to perform the request. Changes to template hours must be approved by AT&T. Amdocs will maintain an inventory of rapid deployment request templates for Applications with the number of AT&T-approved hours and will maintain change control procedures to ensure accurate invoicing.

6.4	On a monthly basis, Amdocs will bill AT&T at the applicable Composite Labor Rate for the template hours for each time it completes a rapid deployment request.
7.0	FIXED BID PROCESS FOR PROJECTS
7.1	The fixed bid process for Projects will be implemented effective with the [**] release. The Parties will document the fixed bid process in the Policy and Procedures Manual with detailed supporting estimation, approval and invoicing processes as well as change control mechanisms.

7.2	For Project work through the completion of high level design / Application interface design (or design for simple Projects), Amdocs will charge AT&T for hours on a time and material basis using the applicable Composite Labor Rate.

7.3	At the [**], Amdocs will provide each Project’s fixed bid estimate as its T&C(2) Project estimate using [**] estimation templates and processes. Amdocs’ fixed bid estimate will cover all activities performed after high level design / Application interface design (or
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
design for simple Projects). Post-implementation warranty efforts are included in each Project’s fixed bid estimate.
7.4	Upon request by AT&T, Amdocs will provide details supporting the fixed bid estimate for a Project.

7.5	Amdocs will not alter the previously-approved Project fixed bid estimate unless AT&T initiates a change request in the event of an AT&T requirements change, change in the Project schedule, or Project cancellation. For the avoidance of doubt, change requests initiated to modify the high-level design or other deliverables produced by Amdocs will not qualify for changing a previously-approved fixed bid estimate.

7.6	Any Project stopped during the fixed price stage will require AT&T to initiate a change request. Upon receipt of the work change request, Amdocs will bill AT&T based on the change request details. Upon request by AT&T, Amdocs will provide details supporting their calculation.

7.7	Amdocs will provide to AT&T a monthly inventory of Projects that have fixed bid estimates. This monthly report will document Project status for all Projects that have fixed bid estimates. The report will show billing details for each Project, including fixed bid dollars, each billing milestone with a status (e.g., completed/billed, in progress, not begun, cancelled, etc.), a planned end date, and an actual end date.

7.8	Amdocs will bill AT&T as the Release milestone dates are passed in increments based on the Project billing Table 7.8 below. If any Project does not deploy on the [**] payment will be deferred until the Project is successfully deployed. The [**] warranty period payment will be invoiced, except for Projects where AT&T notifies Amdocs of a quality concern within the [**]warranty period. The [**] payment for these Projects will not be invoiced until the quality concerns have been addressed.
Table 7.8

Billing Milestone	Key Task	Payment Percentage
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
8.0	MONTHLY DEVELOPMENT INVOICING
Supplier shall invoice AT&T on a monthly basis for Development Services as follows:
8.1	Development Services (rapid deployment prior to [**] and Project work for Projects targeted for releases prior to the [**] release) — An amount determined by multiplying the total number of hours expended by Amdocs in performing AT&T-approved Development Services in such month by the then-applicable Composite Labor Rate.

8.2	Rapid deployment (on or after [**]) — An amount equal to the aggregate number of hours associated with all AT&T-approved rapid deployment requests completed that month using hours specified in the appropriate rapid deployment template multiplied by the then-applicable Composite Labor Rate.

8.3	Projects ([**]) (for Projects incorporated in or after the [**] release) — An amount equal to the total number of hours expended by Amdocs in performing AT&T-approved Development Services in such month multiplied by the then-applicable Composite Labor Rate.

8.4	Projects and change requests ([**]) (for Projects incorporated in or after the [**] release) — An amount equal to the sum of the products of the payment percentages for each contract-specified release milestone associated with a Project multiplied by such Project’s fixed bid estimate (including any associated AT&T approved change request) for all of the Project release milestones achieved that have received any required quality certification subject to Section 7.8.
9.0	NON-PORTFOLIO VARIABILITY
Amdocs will invoice AT&T with respect to Non-Portfolio Variable Charges on a monthly basis as follows:
9.1	On a monthly basis, Amdocs shall calculate (i) the Monthly Non-Portfolio Variable Charge for each of the Acme, Replica and Zebra Applications, (ii) the Aggregate Monthly Non-Portfolio Variable Charge, and (iii) the amount previously charged to AT&T with respect to Non-Portfolio Variable Work during the applicable Credit Period (the “Year-To-Date Spend”).

9.2	In the event the Aggregate Monthly Non-Portfolio Variable Charge exceeds the portion of the Minimum Periodic Spend equal to the Minimum Periodic Spend divided by the number of months in the applicable Credit Period, Amdocs shall invoice AT&T for the Aggregate Monthly Non-Portfolio Variable Charge.

9.3	In the event the Aggregate Monthly Non-Portfolio Variable Charge does not exceed the portion of the Minimum Periodic Spend equal to the Minimum Periodic Spend divided by the number of months in the applicable Credit Period, Amdocs shall invoice AT&T for an amount equal to (A) the portion of the applicable Minimum Periodic Spend prorated to reflect the number of months elapsed in such Credit Period less (B) the Year-
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
To-Date Spend. As an example, assume that the applicable Minimum Periodic Spend was [**] dollars ($[**]) in a Credit Period of twelve (12) months; assume further that the Aggregate Monthly Non-Portfolio Variable Charge for the month of April was [**] dollars ($[**]) and assume that the Year-To-Date Spend as of March 31 of that Credit Period was [**] dollars ($[**]). In this scenario, “(A)” the “portion of the applicable Minimum Periodic Spend prorated to reflect the number of months elapsed in such Credit Period” equals [**] dollars ($[**]); subtracting “(B) the Year-To-Date Spend of [**] dollars ($[**]) results in a monthly invoice amount of [**] dollars ($[**]).
9.4	On a monthly basis, Amdocs shall report to AT&T both the Year-To-Date Spend and any variance between the Year-To-Date Spend and the Minimum Periodic Spend.

9.5	In the event that at the end of any Credit Period during the Term the Year-To-Date Spend for such period is less than the Minimum Periodic Spend (the “Credit Differential”) then Amdocs shall provide to AT&T a credit (the “Non-Portfolio Credit”) as follows:
a.	In the event the Credit Differential equals or exceeds the applicable Maximum Creditable Amount, Amdocs shall issue a Non-Portfolio Credit equal to the applicable Maximum Creditable Amount;

b.	In the event the Credit Differential is less than the applicable Maximum Creditable Amount, Amdocs shall issue a Non-Portfolio Credit equal to the Credit Differential by the [**] calendar day following the end of the Credit Period;

c.	The Non-Portfolio Credit shall be used by AT&T within [**] months of issuance and only to pay for Development Services under the FARA and for no other purpose. Amdocs will automatically apply such credit against Charges for Development Services; beginning with the first invoice issued following issuance of the Non-Portfolio Credit and continuing with each successive invoice until such credit is fully applied or expires. The Non-Portfolio Credit has no cash value and in no event may AT&T seek a cash refund of such credit or apply such credit to any services other than Development Services under the FARA.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

20070413.019.A.007
Schedule I. Common
Table 9.5

	Minimum Periodic	Maximum Creditable
Credit Period	Spend	Amount
*Jan 1, 2010 - Sept 30, 2010	[**]	[**]
Oct 1, 2010 - Sept 30, 2011	[**]	[**]
Oct 1, 2011 - Sept 30, 2012	[**]	[**]
Oct 1, 2012 - Sept 30, 2013	[**]	[**]
Oct 1, 2013 - Sept 30, 2014	[**]	[**]
Oct 1, 2014 - Sept 30, 2015	[**]	[**]
Oct 1, 2015 - Sept 30, 2016	[**]	[**]
Oct 1, 2016 - Feb 28, 2017	[**]	[**]

*	Except for Zebra Services for which the Credit Period shall commence on the Zebra Commencement Date.
10.0	AMC REDUCTIONS FOR INCREASES IN MAINTENANCE
As Maintenance hours are added to the Zebra Services baseline during 2010, AT&T will receive a credit of [**] dollars ($[**]) for every[**] hours added. These credits will be distributed equally to the monthly Zebra maintenance charges for a period of [**] months following such addition. These credits will be applied to the maintenance charges.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule I.Common Attachment 1
Low Priority Applications
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 108 pages were omitted.
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule I.Common Attachment 2
Acme

Month #	Month	Agreement	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of four pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, and is not for distribution within or outside those companies

Agreement 20070413.019.A.007
Schedule I.Common Attachment 2
Acme SE

Month #	Month	Agreement	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of four pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, and is not for distribution within or outside those companies

Agreement 20070413.019.A.007
Schedule I.Common Attachment 2
Replica

Month #	Month	Agreement	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of six pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, and is not for distribution within or outside those companies

Agreement 20070413.019.A.007
Schedule I.Common Attachment 2
Zebra

Month #	Month	Agreement	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of four pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, and is not for distribution within or outside those companies

Execution Form
Agreement Number: 20070413.019.A.001
Schedule K. — Projects List
Schedule K      Project List
This is Schedule K of the Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0 Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:
Schedule K.a: Project List (Acme) — listing the Acme Projects (including Acme SE Projects)
Schedule K.b: Project List (Replica) — listing the Replica Projects (including Replica SE Projects)
Schedule K.c: Project List (Diamond) — listing the Diamond Projects
Schedule K.d: Project List (Zebra) — listing the Zebra Projects
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).

Agreement Number: 20070413.019.A.007
Schedule K.a — ACME Projects List
This is Schedule K.a of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). The listing of Projects below represent the Projects associated with the Acme Services as of the Effective Date for the Acme Services, except for those Projects below the “Acme SE Projects” heading, which represents a Project listing as of the Effective Date of the Amended Agreement. Capitalized terms not defined in this Schedule have the meaning given in the Agreement.
Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
This Schedule will be updated to reflect changes the Project listing for Projects for which notice is provided to Amdocs by AT&T pursuant to Section 7.7 of Schedule G.a.

Work			Acme SE			Targeted
Request/	Client Of		Projects			Release					Maint/
EAP#	Record	Project Name	(designated by “X”)	Project Description	Status	Date	Region	PM	Hours	Development	Support
i
[**]				Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of 75 pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use only by authorized employees of ATT Service, Inc., Amdocs, and thier authorized Affiliates.

Agreement Number: 20070413.019.A.007
Schedule K.b — Replica Projects List
This is Schedule K.b of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). The listing of Projects below represent the Projects associated with the Replica Services as of the Effective Date for the Replica Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement.
Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

Work					Targeted
Request	Client				Release					Maint/
/ EAP#	Of Record	Project Name	Project Description	Status	Date	Region	PM	Hours	Development	Support

Confidential materials omitted and filed separately with the Securities and Exchange Commissions. A total of 12 pages were omitted.[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use only by authorized employees of ATT Service, Inc., Amdocs, and thier authorized Affiliates.

Agreement 20070413.019.A.007
Schedule K Projec List
This is Schedule K.c of the Further Amended and Restatated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). The listing of Projects below represent the Projects associated with the Diamond Services as of the Effective Date for the Diamond Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement.
Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

Work					Targeted
Request/	Client	Project			Release					Maint/
EAP#	Of Record	Name	Project Description	Status	Date	Region	PM	Hours	Development	Support

Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of 2 pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT8:14 PM, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

1

Agreement 20070413.019.A.007
Schedule K.d (Zebra) Project List
This is Schedule K.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). The listing of Projects below represent the Projects associated with the Zebra Services as of the Effective Date for the Zebra Services. Capitalized terms not defined in this Schedule have the meaning given in the Agreement.
Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

Project			Target		PRISM	MOTS
ID	Project Title	Status	End date	PM	App ID	ID	App Acronym	Tot Budg

Confidential materials omitted and filed separately with the Securities and Exchange Commission. A total of 3 pages were omitted. [**]
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

1

Agreement No. 20070413.019.A.007
Schedule L — Employees
Schedule L
EMPLOYEES
This is Schedule L of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0 Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:
Schedule L.a: Affected Employees and Critical Support Personnel (Acme)
Schedule L.b: Affected Employees and Critical Support Personnel (Replica)
Schedule L.c: Affected Employees and Critical Support Personnel (Diamond)
Schedule L.d: Affected Employees and Critical Support Personnel (Zebra)
Schedule L.1: Employee Benefit Plans
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement

Agreement Number: 20070413.019.A.007
Schedule L.a — Affected Employees
and Critical Support Personnel (Acme)
Schedule L.a
Affected Employees and Critical Support Personnel (Acme)
This is Schedule L.a of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
This Schedule L.a, to be provided by AT&T to Amdocs on or after the Effective Date applicable with respect to the Acme Services, is deemed to include the names of AT&T Personnel and the designation of Critical Support Personnel. AT&T may designate alternate AT&T Personnel as Critical Support Personnel to the extent an AT&T Personnel designated as Critical Support Personnel does not ultimately accept Amdocs’ offer of employment.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

1

Agreement Number: 20070413.019.A.007
Schedule L.b — Affected Employees
and Critical Support Personnel (Replica)
Schedule L.b
Affected Employees and Critical Support Personnel (Replica)
This is Schedule L.b of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
This Schedule L.b, to be provided by AT&T to Amdocs on or after the Effective Date applicable with respect to the Replica Services, is deemed to include the names of AT&T Personnel and the designation of Critical Support Personnel. AT&T may designate alternate AT&T Personnel as Critical Support Personnel to the extent an AT&T Personnel designated as Critical Support Personnel does not ultimately accept Amdocs’ offer of employment.
There shall be no [**] retention obligation for the Critical Support Personnel designated in this Schedule L.b, but rather an obligation for Amdocs to develop an action plan for AT&T approval to address any departures (voluntary or involuntary) of any Critical Support Personnel within the first [**] after initiation of Replica Services assuring continuity of the Services and, following AT&T’s approval of such plan, Amdocs shall promptly implement such action plan.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

1

Agreement Number: 20070413.019.A.007
Schedule L.c — Affected Employees
and Critical Support Personnel (Diamond)
Schedule L.c
Affected Employees and Critical Support Personnel (Diamond)
This is Schedule L.c of the Further Amended and Restated Information Technology Service Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
This Schedule L.c, to be provided by AT&T to Amdocs on or after the Effective Date applicable with respect to the Diamond Services, is deemed to include the names of AT&T Personnel and the designation of Critical Support Personnel. For Diamond Services all AT&T Personnel identified in Schedule L.c shall be deemed Critical Support Personnel. AT&T may designate alternate AT&T Personnel as Critical Support Personnel to the extent an AT&T Personnel designated as Critical Support Personnel does not ultimately become an Amdocs employee.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

1

Agreement Number: 20070413.019.A.007
Schedule L.d — Affected Employees
and Critical Support Personnel (Zebra)
Schedule L.d
Affected Employees and Critical Support Personnel (Zebra)
This is Schedule L.d of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
This Schedule L.d, to be provided by AT&T to Amdocs on or after the Effective Date applicable with respect to the Zebra Services, is deemed to include the names of AT&T Personnel and the designation of Critical Support Personnel. For Zebra Services Critical Support Personnel shall include [**]% of the AT&T Personnel designated as [**] and [**]% of the AT&T Personnel designated as [**] in Schedule L.d. AT&T may designate alternate AT&T Personnel ([**]) as Critical Support Personnel to the extent an AT&T Personnel designated as Critical Support Personnel does not ultimately become an Amdocs employee. For the avoidance of doubt only [**] shall be designated as Critical Support Personnel for Zebra Services.
There shall only be a [**] retention obligation under Section 8.3c of the Agreement for the Critical Support Personnel designated in this Schedule L.d. Following such period and until [**] following the Zebra Services Commencement Date, [**] days prior to reducing any of the Zebra Critical Support Personnel Amdocs shall present to AT&T Contract Executive Manager a risk mitigation plan and notification of such reduction, after which [**] period Amdocs may initiate such reduction. In the event AT&T expresses concerns with respect to such risk mitigation plan, Amdocs shall use good faith efforts to account for such concerns in effectuating the reduction.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

1

Agreement Number: 20070413.019.A.007
Schedule L.1 — Employee Benefit Plans
Schedule L.1
Employee Benefit Plans
This is Schedule L.1 of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
In accordance with Article 8 (including Section 8.2) of the Agreement, Amdocs has provided copies of Amdocs Benefit Plans to AT&T Human Resources. The following is a list of such Benefit Plans:
Amdocs Medical Plan consists of:
•	Cigna Healthcare

Point of Service Plan (POS)

Preferred Provider Organization (PPO)

High PPO (HPPO)

•	Cigna Dental

•	Vision Service Plan (VSP)

Basic Vision Plan

Voluntary Vision Plan
Amdocs IT Services LLC Retirement Savings (401K) Plan
Amdocs Flexible Savings Plan — administered by Conexis
•	Healthcare Flexible Spending Account

•	Dependent Care Flexible Spending Account

•	Mass Transit Reimbursement Account

•	Parking Reimbursement Account
Met Life Insurance Company
•	Basic Life Insurance

•	Supplemental Life Insurance
CIGNA Group Life
•	Basic Accidental Death & Dismemberment Insurance

•	Voluntary Accidental Death & Dismemberment Insurance
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated
Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule L.1 — Employee Benefit Plans
Unum Provident Insurance Company
•	Short Term Disability Insurance

•	Long Term Disability Insurance
Ceridian Lifeworks Employee Assistance Program
Voluntary Supplemental Insurance administered by MetLife and Continental American
Tuition Assistance Program — Suspended
US Vacation Plan
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated
Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule M — Termination Charges
Schedule M
Termination Charges
This is Schedule M of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM Services.
1. Termination for Convenience Charges

The Acme Services and Replica Services may not be terminated (in whole or in part) by AT&T pursuant to Section 20.3 of the Agreement until after May 17, 2009. In the event the Agreement is terminated for convenience by AT&T in full following May 17, 2009, AT&T shall pay Amdocs a Termination Charge (the “Fixed Termination Charge”) set forth in Table 1.a below.
          Table 1.a — Replica, Zebra and Acme Services

# Monthly
Termination Charge	Charges (as of 1st
During Period	day of Contract
(“Period”):	Year)
May 17, 2009 through May 16, 2010	[**]
May 17, 2010 through May 16, 2011	[**]
May 17, 2011 through May 16, 2012	[**]
May 17, 2012 through May 16, 2013	[**]
Following May 16, 2013	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule M — Termination Charges
In the event that following May 16, 2013 the Agreement is terminated by AT&T for convenience with respect to the portions of the Zebra Services not associated with Replica Applications or Acme Applications, AT&T shall pay Amdocs a Termination Charge (the “Fixed Termination Charge”) set forth in Table 1.b below.
Table 1.b — Zebra Services Not Associated with Replica Applications or Acme Applications

Termination Charge	Amount (as of 1st
During Period	day of Contract
(“Period”):	Year)
May 17, 2013 through May 16, 2014	[**]
May 17, 2014 through May 16, 2015	[**]
Following May 16, 2015	[**]
The Fixed Termination Charge set forth in Table 1.a and Table 1.b above represents the Charge as of the first day of the applicable Period for Acme Services, Replica Services and Zebra Services. To the extent such Fixed Termination Charge is calculable as of a date other than the first day of any Period, the Fixed Termination Charge shall be calculated as follows:
1.	The Parties shall calculate the average of the Charges for the [**] calendar months prior to the effective date of termination to determine an average monthly charge for such period (the “Average Monthly Charge”);

2.	The Average Monthly Charge shall be divided by twelve (12) and multiplied by a number equal to twelve (12) less than the number of months remaining until May 17, 2014. As an example, if termination was to occur on March 17, 2010 (with thus, 50 months remaining until May 17, 2014), then the Fixed Termination Charge would be calculated as follows [(Average Monthly Charge/12)*(50-12)] so if the Average Monthly Charge was $[**], then the Fixed Termination Charge would be $[**] divided by 12 [**] multiplied by (50-12) or 38, such that the Fixed Termination Charge would be $[**].
The Diamond Services may not be terminated (in whole or in part) by AT&T pursuant to Section 20.3 of the Agreement until after February 1, 2011. In the event the Diamond Services are terminated for convenience by AT&T in full following February 1, 2011,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

     Agreement Number: 20070413.019.A.007
Schedule M — Termination Charges
AT&T shall pay Amdocs a Termination Charge (the “Fixed Termination Charge”) set forth in Table 1.c below.
Table 1.c

Diamond Services
Termination Charge	Charges (as of 1st
During Period	day of Contract
(“Period”):	Year)
Feb 1, 2011 through Jan 31, 2012	[**]
Feb 1, 2012 through Jan 31, 2013	[**]
Feb 1, 2013 through Jan 31, 2014	[**]
Feb 1, 2014 through Jan 31, 2015	[**]
Following Feb 1, 2015	[**]
The Fixed Termination Charge set forth in Table 1.c above represents the Charge as of the first day of the applicable Period for Diamond Services. Should the Diamond Services be terminated other than at the first day of a Contract Year, the Fixed Termination Fee will be prorated accordingly.

In the event the Agreement is terminated for convenience by AT&T in part (whether in one partial termination event or through a series of partial termination events), AT&T shall pay Amdocs a pro-rata portion of the Fixed Termination Charge. The pro-rata portion payable shall bear the same relation to the Fixed Termination Charge as the Monthly Base Charge in the month following the partial termination events(s) bears to the Monthly Base Charges as of the Commencement Date (adjusted for prior partial terminations, if any). For example, if the reduction in the Monthly Base Charge is [**] percent ([**]%), then AT&T shall pay Amdocs [**] percent ([**]%) of the applicable Fixed Termination Charge reflected in Table 1.c above. No other partial termination of the Agreement shall result in AT&T’s payment of any Fixed Termination Charge.

To the extent AT&T requests Termination Assistance Services per Section 4.3 of the Agreement, AT&T shall pay for such Services as set forth in Sections 4.3(b)(viii) and 4.3(b)(ix) of the Agreement.

Removal of an Application from the Application Portfolio as a result of AT&T’s transfer of the maintenance and support of such Application to an alternative service provider
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule M — Termination Charges
shall be treated as a partial termination for which a portion of the Fixed Termination Charge shall be payable. The portion of the Fixed Termination Charge that is so payable shall be the amount that bears the same relation to the Fixed Termination Charge as the AMC in the month following the removal of such Application from the Application Portfolio (and reduction of the AMC as a result of such removal pursuant to Schedule I) bears to the AMC as of the Commencement Date (adjusted for prior partial terminations and prior Application removals for which the AMC adjustment was delayed for [**] pursuant to Schedule I, if any).

The Parties agree that the Fixed Termination Charges are a reasonable estimate as of the date of this Agreement of the [**]. A chart demonstrating the basis for such assertions is set forth in Table 2.a and Table 2.b below. If requested, Amdocs agrees to substantiate the basis for the assertions set forth in Table 2.a and Table 2.b with proof reasonably satisfactory to AT&T.

Table 2.a — Acme Services

[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule M — Termination Charges
Table 2.b — Replica Services

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]

[**]	[**]	[**]

[**]	[**]	[**]
[**]	[**]	[**]
Additionally, if, following termination, AT&T or a third party selected by AT&T wishes to rehire any Transitioned Personnel supporting AT&T under this Agreement, AT&T shall pay Amdocs [**], if any, such cost not to exceed $[**] per Transitioned Personnel transferred to AT&T or a third party selected by AT&T. If requested, Amdocs agrees to substantiate such fees with proof reasonably satisfactory to AT&T. Except as expressly provided otherwise in the Agreement, [**] set forth above. Accordingly, [**].

If Termination Assistance Services are not requested by AT&T, after the receipt of AT&T’s payment for any Services, Amdocs shall deliver the physical embodiments, if any, of such Services as set forth in the Agreement.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule M — Termination Charges
The foregoing states AT&T’s sole and entire liability for fees and Amdocs’ sole remedy for liability arising solely from AT&T’s termination for convenience.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement No. 20070413.019.A.007
Schedule N — Facilities and Competitors
Schedule N
FACILITIES AND COMPETITORS
This is Schedule N of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
1.0	Attachments
The following Schedules are attachments to this Schedule and are hereby incorporated by reference:
Schedule N.1: AT&T Facilities
Schedule N.2: Amdocs Facilities
Schedule N.3: Reserved
Schedule N.4: Amdocs Competitors
In accordance with Section 2.3 of the Agreement, unless otherwise expressly stated, references to specific Schedules, Exhibits or other parts or attachments thereto include all subsidiary Schedules, Exhibits, parts and attachments (e.g., references to Schedule D include Schedule D, Parts 1 through 5 and Schedules D.1 through D.3; and a reference to Schedule G.a includes Schedule G.a, Attachment A but does not include Schedule G.b).
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule N.1 — AT&T Facilities
Schedule N.1
AT&T Facilities
This is Schedule N.1 of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
This Schedule N.1 provides the list of AT&T Facilities for use by Amdocs as provided in Section 6.1 of the Agreement.

STREET	CITY	STATE	ZIP
3535 COLONNADE PKWY — SOUTH	BIRMINGHAM	AL	35243
600 19TH ST N	BIRMINGHAM	AL	35203
1876 DATA DR	HOOVER	AL	35244
2700 WATT AVE	SACRAMENTO	CA	95821
3707 KINGS WAY	SACRAMENTO	CA	95821
7337 TRADE ST	SAN DIEGO	CA	92121
795 FOLSOM STREET	SAN FRANCISCO	CA	94107
2600 CAMINO RAMON	SAN RAMON	CA	94583
100 S MAIN STREET	PUEBLO	CO	81003
1 SCIENCE PARK	NEW HAVEN	CT	06511
5 W SERVICE RD	HARTFORD	CT	06120
310 ORANGE ST	NEW HAVEN	CT	06510
545 LONG WHARF DR	NEW HAVEN	CT	06511
555 LONG WHARF DR	NEW HAVEN	CT	06511
6021 S RIO GRANDE AVE	ORLANDO	FL	32809
300 N POINT PKWY	ALPHARETTA	GA	30005
12555 CINGULAR WAY	ALPHARETTA	GA	30004
675 W PEACHTREE	ATLANTA	GA	30308 and 30375
2180 LAKE BLVD NE	ATLANTA	GA	30319
10 S CANAL ST	CHICAGO	IL	60606
225 W RANDOLPH ST — Z1	CHICAGO	IL	60606
225 W RANDOLPH ST — Z2	CHICAGO	IL	60606
350 N ORLEANS ST	CHICAGO	IL	60606
520 S FEDERAL ST	CHICAGO	IL	60605
2000 W AT&T CENTER DR — Z1	HOFFMAN ESTATES	IL	60192
2000 W AT&T CENTER DR — Z2	HOFFMAN ESTATES	IL	60192
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule N.1 — AT&T Facilities

STREET	CITY	STATE	ZIP
2001 LAKEWOOD BLVD	HOFFMAN ESTATES	IL	60196
7220 KENNEDY AVE	HAMMOND	IN	46323
220 N MERIDIAN ST	INDIANAPOLIS	IN	46204
240 N MERIDIAN ST	INDIANAPOLIS	IN	46204
5400 FOXRIDGE DR	MISSION	KS	66202
31100 PLYMOUTH RD	LIVONIA	MI	48150
23500 NORTHWESTERN HWY BLDG E	SOUTHFIELD	MI	48075
4 S OAK ST	ELDON	MO	65026
800 BROADWAY ST	CAPE GIRARDEAU	MO	63701
777 NW BLUE PKWY	LEES SUMMIT	MO	64086
1010 PINE ST	SAINT LOUIS	MO	63101
909 CHESTNUT ST	SAINT LOUIS	MO	63101
909 CHESTNUT ST — YELLOW PAGE	SAINT LOUIS	MO	63101
600 E SAINT LOUIS ST	SPRINGFIELD	MO	65806
10101 DAVID TAYLOR DR	CHARLOTTE	NC	28262
2002 PISGAH CHURCH RD	GREENSBORO	NC	27455
ONE AT&T WAY	BEDMINSTER	NJ	07921
429 RIDGE RD	DAYTON	NJ	08810
200 S LAUREL AVE BLDG A	MIDDLETOWN	NJ	07748
200 S LAUREL AVE BLDG E	MIDDLETOWN	NJ	07748
200 S LAUREL AVE BLDG B	MIDDLETOWN	NJ	07748
340 MT KEMBLE AVE	MORRISTOWN	NJ	07960
20 KNIGHTSBRIDGE RD	PISCATAWAY	NJ	08854
30 KNIGHTSBRIDGE RD	PISCATAWAY	NJ	08854
645 E PLUMB LN	RENO	NV	89502
300 WESTAGE BUSINESS CNTR	FISHKILL	NY	12524
6889 W SNOWVILLE RD	BRECKSVILLE	OH	44141
525 VINE ST	CINCINNATI	OH	45202
5080 TUTTLE CROSSING BLVD	DUBLIN	OH	43016
208 S AKARD ST	DALLAS	TX	75202
211 S AKARD ST	DALLAS	TX	75202
308 S AKARD ST	DALLAS	TX	75202
2600 N CENTRAL EXPY	RICHARDSON	TX	75080
1010 N SAINT MARYS ST	SAN ANTONIO	TX	78215
530 MCCULLOUGH AVE	SAN ANTONIO	TX	78215
1125 E CAMPBELL RD	RICHARDSON	TX	75081
463 MT VIEW DR	COLCHESTER	VT	05446
45 ERIEVIEW PLAZA	CLEVELAND	OH	44114
510 S ELGIN AVE	TULSA	OK	74120
530 MCCULLOUGH AVE	SAN ANTONIO	TX	75215
5204 60th ST	KENOSHA	WI	53144
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule N.1 — AT&T Facilities

STREET	CITY	STATE	ZIP
722 N BROADWAY	MILWAUKEE	WI	53202
740 N BROADWAY	MILWAUKEE	WI	53202
Regarding Zebra Services, this Schedule will be updated after the AT&T employees have responded to the Amdocs job offers.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule N.2 — Amdocs Facilities
Schedule N.2
Amdocs Facilities
This is Schedule N.2 of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.

COUNTRY	STREET	CITY	STATE	ZIP
USA	2545 North First Street	San Jose	California	95131
USA	1390 Timberlake Manor Parkway	Chesterfield	Missouri	63017
USA	1010 Pine Street	Saint Louis	Missouri	63101
USA	500 Chestnut Street, Suite 200	Abilene	Texas	79602
USA	1876 Data Drive	Birmingham	Alabama	35244
USA	20 Knightsbridge Road	Piscataway	New Jersey	08854
USA	2300 Northlake Center Drive	Tucker	Georgia	30084
USA	2600 Camino Ramon	San Ramon	California	94583
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
[**]	[**]	[**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule N.2 — Amdocs Facilities
*	The facility associated with this designation from which [**] is providing ADM services to AT&T as of the Effective Date is approved by AT&T.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule N.4 — Amdocs Competitors
Schedule N.4
Amdocs Competitors
This is Schedule N.4 of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
System Integrators:
Accenture Ltd.
International Business Machine Corp (IBM)
[**]
Hewlett Packard Development Company, L.P. (including Electronic Data Systems Corporation)
Infosys Technologies Limited
CGI Group Inc. (includes AMS, American Management Systems Inc.)
Tata Consultancy Services Ltd.
Convergys Corp. (includes TELESENS/KSCL, GENEVA, Cygent)
[**]
Tech Mahindra Limited
Wipro Ltd.
Oracle Corp.
Fujitsu Consulting
Huawei Technologies Company Limited
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated
Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule P — Satisfaction Surveys
Schedule P
Satisfaction Surveys
This is Schedule P of the Further Amended and Restated Information Technology Services Agreement No.20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
At AT&T’s request, Amdocs will [**]. Thereafter, Amdocs shall [**]. The surveys will be [**].
AT&T may also [**] by AT&T or such other party as AT&T may select. [**], Amdocs shall [**].
Survey Construction
Three surveys will be developed to measure AT&T Personnel satisfaction with [**].
The surveys will be designed in compliance with provisions outlined in this document and [**].
Survey Objectives
The [**] will be designed by AT&T, Amdocs [**].
     [**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule P — Satisfaction Surveys

[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**]	[**]	[**]	[**]
[**].
Structure and Logistics
This section provides guidelines on how the survey should be structured, administered and analyzed.
[**]
Target Groups
The purpose of the [**] surveys is to [**].
The purpose of the [**] survey is to [**]
The [**] will be responsible for identifying survey recipient candidates for all surveys.
Action Plans
Amdocs will:
     [**].
AT&T and Amdocs will establish a schedule for [**], not to exceed [**] from the date such survey results are finalized and reported.
Amdocs’ action plan developed hereunder shall specify the specific measures to be taken by Amdocs and the dates by which each such action shall be completed. Following implementation of such action plan, follow-up surveys will be conducted with the affected AT&T users and management to confirm that the cause of any dissatisfaction has been addressed and that the level of satisfaction has improved. They will also need to be presented to the [**] team to obtain their sign-off prior to enactment.
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule P — Satisfaction Surveys
Amdocs will provide, for AT&T’s review, progress of the action plan for satisfaction survey results in Governance forums and will escalate any component of the action plan that is delayed by more than [**] from the date established in the plan.
Core Customer Satisfaction Survey Questions
The following questions should be incorporated into satisfaction surveys, as appropriate:
[**]
RESTRICTED — PROPRIETARY INFORMATION
This information is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule Q — Reports
Schedule Q
Reports
This is Schedule Q of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
This Schedule provides a list of certain required Reports as discussed in Section 9.3 of the Agreement. Without limiting the foregoing, as part of the Services, Amdocs shall provide all reports required under the Agreement in accordance with Section 9.3(a) of the Agreement and other reports as were provided by or for AT&T during the twelve (12) months preceding the Commencement Date provided that Amdocs has knowledge of such reports and AT&T requires the continued provision of such reports. AT&T reserves the right to add additional reports to this Schedule up to and through the Transition period.

Schedule /
Master
Agreement
Ref #	Report Title/Description	Recipient	Frequency	Reference
1	SLA Performance Report — CSLs	**	[**]	Schedule F, §4.0
2	SLA Performance Report — KMs	**	[**]	Schedule F, §4.0
3	SLA Performance Report — Critical Deliverables	**	[**]	Schedule F, §4.0
4	Service Level Failures & Credits Report	**	[**]	Schedule F, §5.0(4.)
5	Application Status Reporting	**	[**]	Schedule D, Part 1, §2.1(10.)
6	ADM Project Log (Current list of Projects, Target Release, Resource Estimates)	**	[**]
7	Organization Chart	**	[**]
8	Personnel Roster	**	[**]
9	Personnel Add/Deletes	**	[**]
10	Quarterly Equipment Inventory Review	**	[**]
11	Transition Services Status Report	**	[**]	Agreement, Section 4.2(d)
12	Evaluation of Third Party Software	**	[**]	Agreement, Section 6.4(e)
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule Q — Reports

Schedule /
Master
Agreement
Ref #	Report Title/Description	Recipient	Frequency	Reference
13	Evaluation of Third Party Equipment, compatibility with the Services	**	[**]
14	Problem Analysis (Root Cause Analysis & Process Improvement Plan)	**	[**]	Agreement, Section 7.3
15	Survey Follow-up (Root Cause Analysis & Process Improvement Plan)	**	[**]	Agreement, Section 7.5(c) Schedule P
16	Notice of Default	**	[**]	Agreement, Section 7.6
17	Amdocs Performance Program	**	[**]	Agreement, Section 9.4(c)
18	Temporary Emergency Fix	**	[**]	Agreement, Section 9.6(f)
19	Amdocs Internal Audit Report	**	[**]	Agreement, Section 9.9(f)
20	Response to AT&T Internal or External Audits	**	[**]	Agreement, Section 9.9(g)
21	MBE/WBE/DVBE Participation Plan	**	[**]	Agreement, Section 9.11(b) and (c)
22	[**]	**	[**]	Agreement, Section 11.10(f)
23	Compliance with Laws Status Reporting	**	[**]	Agreement, Section 15.9
24	Subcontractor Performance Report	**	[**]	Agreement, Section 9.10 Schedule C.1, §4
25	Hours Chargeable to T&M Budget (Current Month, YTD and Cumulative Since Commencement Date)	**	[**]	Schedule D, Part 1, §2.3(1) and (2)
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule Q — Reports

Schedule /
Master
Agreement
Ref #	Report Title/Description	Recipient	Frequency	Reference
26	Reserved
27	Project Status Tracking (include estimated/actual variance)	**	[**]	Schedule D, Part 1, §2.4
28	Productivity Improvements	**	[**]	Schedule D, Part 1, 6.0
29	Rapid Deployment Report	**	[**]
30	Daily Severity 1 and Severity 2 Problem Status	**	[**]	Schedule D, Part 1, §12.2.3(4)
31	Cumulative Problem Tracking Report	**	[**]	Schedule D, Part 1, §12.2.3(8)
32	Root Cause Analysis for Severity 1, Severity 2 and Severity 3 problems	**		Schedule D, Part 1, §3.2940 Schedule D, Part 1, §12.2.1(4)
33	LASR Reflow Statistics	**	[**]
34	Change in Law Progress Reports	**	[**]	Schedule D, Part 1, §12.5(5)
35	Ad Hoc Reporting	**	[**]	Agreement, Section 9.3(a)
36	Reserved
37	Contents by Off-Release (reporting of all exceptions to release schedule)	**	[**]	Schedule D, Part 1, §2.6(7)
37A	Status of Release System Testing	**	[**]
38	Security: Violation Reports	**	[**]	Schedule D, Part 2, §3.1(2.13)
39	Security: Account Utilization Reports	**	[**]	Schedule D, Part 2, §3.1(2.21)
40	Disaster Recovery Test Report	**	[**]	Schedule D, Part 2, §6.3(6)
41	Transition Plan	**	[**]	Schedule G
42	Termination Assistance Services	**	[**]	Schedule H
43	Reserved
44	Prime Supplier MBE/WBE/DVBE Participation Plan	**	[**]	Schedule S
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule Q — Reports

Schedule /
Master
Agreement
Ref #	Report Title/Description	Recipient	Frequency	Reference
45	IT Performance Measures Remedy Report-	**	[**]
46	Reserved
47	Release Contents by Release	**	[**]
48	Corporate Information Security — reporting on production dataset access, including emergency access, turnaround time, approved access changes	**	[**]
49	Scheduled / available Third Party Software upgrades — over next six months	**	[**]	TBD
50	EASE Application Usage Reports (existing) — Report shows order and transaction volumes from previous day	**	[**]	Schedule D Part 1
51	iWOW/WOW Application Usage Report (existing) — Report shows iWOW/WOW order volumes YTD.	**	[**]	Schedule D Part 1
52	Supply/Demand Reports (existing)	**	[**]	Schedule D Part 1
53	Optimization Savings (existing) — Summary of savings realized by optimization initiatives	**	[**]	Schedule D Part 1
54	Customer Care Portfolio Report (existing) — similar to Franz portfolio Report	**	[**]	Schedule D Part 1
55	Acknowledgement of Sales Results successfully processed (new) — List of apps listed in SLA doc & highlighted In blue	**	[**]	Schedule D Part 1
56	Release Demand by Priority Report (new) — format to be developed	**	[**]	Schedule D Part 1
57	Time Reporting (new) format to be developed	AT&T Governance	[**]	Schedule D Part 1
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule Q — Reports

Schedule /
Master
Agreement
Ref #	Report Title/Description	Recipient	Frequency	Reference
58	Invoice Support for Fixed Bid Projects (new) format to be developed	AT&T Governance	[**]	Schedule I
59	Monthly Rapid Deployment — Invoice Support (new) format to be developed	AT&T Governance	[**]	Schedule I

**	Report Recipients will be determined during Transition
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement 20070413.019.A.007
Schedule Q.1 LD
Billing Application Support

Who is the
		Who Produces this		recepient of this		Data Source		System
		report (group &	Application &	report (group &		(i.e.Enabler,	Entry submitted	Generated
Report Name	Report Description	individual)	Module (i.e. MAF)	individual)	Report Frequency	Telegence)	by:	or AdHoc	Comments

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of eight pages were omitted. [**]
Long Distance

Agreement 20070413.019.A.007
Schedule Q.1
LS
Billing Application Support

Who is the
		Who Produces this		recepient of this		Data Source		System
		report (group &	Application &	report (group &		(i.e.Enabler,	Entry	Generated
Report Name	Report Description	individual)	Module (i.e. MAF)	individual)	Report Frequency	Telegence)	submitted by:	or AdHoc	Comments

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of five pages were omitted. [**]
Lightspeed
Restricted Proprietary Information
The information is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Zebra	Billing Application Support	Schedule Q.1.d Application Support-Reports

Who is the
		Who Produces		recepient of
		this report	Application	this report		Data Source	Entry	System
	Report	(group &	& Module	(group &	Report	(i.e.Enabler,	submitted	Generated
Report Name	Description	individual)	(i.e. MAF)	individual)	Frequency	Telegence)	by:	or AdHoc	Comments

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 9 pages were omitted. [**]
Restricted - Proprietary Information
ThIS is for use by authorized employees of AT&T, Amdocs and their affiliated companies only and is not for distribution inside or outside of those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule U — Executive Orders and Federal Regulations
Schedule U
Executive Orders and Federal Regulations
This is Schedule U of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Schedule have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the ADM industry.
Services under this Agreement shall be subject to the provisions of certain Executive Orders, federal laws, state laws and associated regulations governing performance of this Agreement including, but not limited to: Executive Order 11246, Executive Order 11625, Executive Order 11701 and Executive Order 12138, Section 503 of the Rehabilitation Act of 1973, as amended, and the Vietnam Era Veteran’s Readjustment Assistance Act of 1974. To the extent that such Executive Orders, federal laws, state laws and associated regulations apply to the Services, and only to that extent, Amdocs agrees to comply with the provisions of all such Executive Orders, federal laws, state laws and associated regulations, as now in force or as may be amended in the future, including, but not limited to, the following:
1.	EQUAL EMPLOYMENT OPPORTUNITY DUTIES AND PROVISIONS OF GOVERNMENT CONTRACTORS

In accordance with 41 C.F.R.§60-1.4(a), the parties incorporate herein by this reference the regulations and contract clauses required by that section, including, but not limited to, Amdocs’ agreement that it will not discriminate against any employee or applicant for employment because of race, color, religion, sex or national origin. Amdocs will take affirmative action to ensure that applicants are employed, and that employees are treated during employment, without regard to their race, color, religion, sex or national origin.

2.	AGREEMENT OF NON SEGREGATED FACILITIES

In accordance with 41 C.F.R.§60-1.8, Amdocs agrees that it does not and will not maintain or provide for its employees any facilities segregated on the basis of race, color, religion, sex or national origin at any of its establishments, and that it does not, and will not, permit its employees to perform their services at any location, under its control, where such segregated facilities are maintained. The term “facilities” as used herein means waiting rooms, work areas, restaurants and other eating areas, time clocks, rest rooms, washrooms, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees; provided that separate or single-user restrooms and necessary dressing or sleeping areas shall be provided to assure privacy between the sexes.

3.	AGREEMENT OF AFFIRMATIVE ACTION PROGRAM
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule U — Executive Orders and Federal Regulations
Amdocs agrees that it has developed and is maintaining an Affirmative Action Plan as required by 41 C.F.R.§60-1.4(b).

4.	AGREEMENT OF FILING

Amdocs agrees that it will file, per current instructions, complete and accurate reports on Standard Form 100 (EE0-1), or such other forms as may be required under 41 C.F.R.§60-1.7(a).

5.	AFFIRMATIVE ACTION FOR HANDICAPPED PERSONS AND DISABLED VETERANS, VETERANS OF THE VIETNAM ERA.

In accordance with 41 C.F.R.§60-250.20, and 41 C.F.R.§60-741.20, the parties incorporate herein by this reference the regulations and contract clauses required by those provisions to be made a part of government contracts and subcontracts.

6.	UTILIZATION OF SMALL, SMALL DISADVANTAGED AND WOMEN-OWNED SMALL BUSINESS CONCERNS

As prescribed in 48 C.F.R., Ch. 1, 19.708(a):
(a)	It is the policy of the United States that small business concerns, small business concerns owned and controlled by socially and economically disadvantaged individuals and small business concerns owned and controlled by women shall have the maximum practicable opportunity to participate in performing contracts let by any Federal agency, including contracts and subcontracts for systems, assemblies, components and related services for major systems. It is further the policy of the United States that its prime contractors establish procedures to ensure the timely payment amounts due pursuant to the terms of the subcontracts with small business concerns, small business concerns owned and controlled by socially and economically disadvantaged individuals and small business concerns owned and controlled by women.

(b)	Amdocs hereby agrees to carry out this policy in the awarding of subcontracts to the fullest extent consistent with efficient contract performance. Amdocs further agrees to cooperate in any studies or surveys as may be conducted by the United States Small Business Administration or the awarding agency of the United States as may be necessary to determine the extent of Amdocs’ compliance with this clause.

(c)	As used in this Agreement, the term “small business concern” shall mean a small business as defined pursuant to Section 3 of the Small Business Act and relevant regulations promulgated pursuant thereto. The term “small business concern owned and controlled by socially and economically disadvantaged individuals” shall mean a small business concern (i) which is at least fifty-one percent (51%) unconditionally owned by one or more socially and economically disadvantaged individuals, or, in the case of any publicly owned business, at least fifty-one percent (51%) of the stock of which is unconditionally owned by one or more socially and economically disadvantaged individuals; and (ii) whose management and daily business operations are controlled by one or more such individuals. This term shall also mean a small business concern that is
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule U — Executive Orders and Federal Regulations
at least fifty-one percent (51%) unconditionally owned by an economically disadvantaged Indian tribe or Native Hawaiian Organization, or a publicly owned business having at least fifty-one percent (51%) of its stock unconditionally owned by one of these entities which has its management and daily business controlled by members of an economically disadvantaged Indian tribe or Native Hawaiian Organization, and which meets the requirements of 13 CRF part 124. Amdocs shall presume that “socially and economically disadvantaged individual” includes Black Americans, Hispanic Americans, Native Americans, Asian-Pacific Americans, Subcontinent Asian Americans and other minorities, or any other individual found to be disadvantaged by the Administration pursuant to Section 8(a) of the Small Business Act. Amdocs shall presume that socially and economically disadvantaged entities also include Indian Tribes and Native Hawaiian Organizations.

(d)	The term “small business concern owned and controlled by women” shall mean a small business concern (i) which is at least fifty-one percent (51%) owned by one or more women, or, in the case of any publicly owned business, at least fifty-one percent (51%) of the stock of which is owned by one or more women, and (ii) whose management and daily business operations are controlled by one or more women; and

(e)	Amdocs may rely in good faith on written representations by its Subcontractors regarding their status as a small business concern, a small business concern owned and controlled by socially and economically disadvantaged individuals or a small business concern owned and controlled by women.
7.	SMALL, SMALL DISADVANTAGED AND WOMEN-OWNED SMALL BUSINESS SUBCONTRACTING PLAN.

Amdocs will require that all Subcontractors adopt a plan similar to the plan required by 48 CFR Ch. 1 at 52.219-9.

8.	EXPORT CONTROL REGULATIONS

Amdocs will comply with Bureau of Industry and Security Export Control Regulations as defined in the Export Administration Act of 1979 (“EAA”) and as continued through Executive Order 13222 of August 17, 2001 (66 Fed. Reg. 44025 (August 22, 2001)) by the President of the United States under the International Emergency Economic Powers
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Schedule V Work Stoppage Services
Schedule V 2009 O&WS Work Stoppage Services
Amdocs shall perform Work Force Management Tool (“WFM”) GUI support in the event of issues/problems as well as WebROPE email referral, user ID request and application questions. Specific tasks include:
[**]

Agreement Number: 20070413.019.A.007
Exhibit 1 — Form Of Invoice
Exhibit 1
Form Of Invoice
Date:
Bill To: AT&T Services, Inc.
30 Knightsbridge Rd
PISCATAWAY NJ, 08854, US
Attn: AT&T Senior Business Manager —Joann Urban

Invoice No:

Reference :

Serial Number	Description	Amount US Dollars
1	In Accordance with AT&T Services Agreement no XXXXX between AT&T Services , INC and Amdocs , INC Services provided during <Month Year>, per attached details	$xxx,xxx.xx

<Amount Written out>		$xxx,xxx.xx

Payment Terms: Payment due within forty five (45) days of receipt
Payment Instructions:
Supplier Name
Address
City, State Zip
ABA # , Acct # :
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 1 — Form Of Invoice
Supplier Name
Address
City, State Zip

Description	No. of Units	Units	Rate	Unit	Amount US Dollars

Invoice Details 1	xxx.xx	Hours	$xx.xx	Hour	$xxx,xxx.xx
Invoice Details 2	xxx.xx	Hours	$xx.xx	Hour	$xxx,xxx.xx
Invoice Details 3	xxx.xx	Hours	$xx.xx	Hour	$xxx,xxx.xx
Invoice Details 4	xxx.xx	Hours	$xx.xx	Hour	$xxx,xxx.xx
Total
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 3 — Form of Order
Exhibit 3
Form of Order
This Order shall be governed pursuant to the terms and conditions of Information Technology Services Agreement No.                                          (the “Agreement”). Capitalized terms not defined in this Order have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services. Any terms and conditions on this Order that modify or change the terms and conditions of the Agreement shall apply to this Order only.
1.	Description of Material and/or Services

Amdocs will provide [fill in what Amdocs will provide and reference the Appendix that describes the applicable Material and/or Services].

The Software and Program Material being ordered are , and is [or is not] [Amdocs Owned Software (e.g., Amdocs standard commercially available software)] (source code is [or is not] required).

Additional Specifications, including functionality requirements, and performance standards include:
2.	Term Specific for this Order:
[State the term required to perform Services.]
3.	Personnel to Perform the Services:
[State whether there is any specific personnel required to perform Services.]
4.	Location:
[Fill in where Services will be performed or Material will be shipped.]
5.	Prices:
[State the applicable price using applicable labor rates in (Schedule I) and/or reference the Appendix that states the applicable price.]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 3 — Form of Order
6.	Payment:
[Payment must be linked to milestones; for instance, Delivery of Material or performance of Service.]
7.	Invoices and Billing Information:
Invoices and billing information are to sent to:

AT&T Services, Inc.

<Name>

<Address>

<Address>
8.	Project Manager/Point of Contact:

The project manager and/or point of contact shall be:

AT&T Services, Inc.

<Name>

<Address>

<Address>

9.	Name of Eligible Recipient Ordering Services:

AT&T Services, Inc.

<Name>

<Address>

<Address>

[REIMBURSEMENTS ARE COVERED IN EXHIBIT 4]

10.	Other special terms and conditions applicable to the Order are:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 3 — Form of Order
IN WITNESS WHEREOF, the Parties have caused this Order to be executed by duly authorized representatives:

AMDOCS, INC.		AT&T Services, Inc.

By:		By:

	Name:		Name:
	Title:		Title:
Date:		Date:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies
Exhibit 4
AT&T’s Expense Guide and Policies
This is Exhibit 4 of the Further Amended and Restated Information Technology Services Agreement No. 20070413.019.A.007 (the “Agreement”). Capitalized terms not defined in this Exhibit have the meaning given in the Agreement. Any capitalized term not defined has its generally understood meaning in the context in which it is used in the IT industry for the provision of ADM services.
AT&T is not responsible for any travel, meal or other business related expense incurred by Supplier whether or not incurred in its performance of its obligations under this Agreement, unless reimbursement of expenses is expressly authorized in this Agreement or an Order pursuant to this Agreement. If reimbursement of expenses is so authorized, in order to be reimbursable, each and every such expense must comply with the requirements of AT&T’s Vendor Expense Policy in this Exhibit 4 (detailed below). Supplier must provide in a timely manner receipts and other documentation as required by the Vendor Expense Policy and such additional documentation or information as may be requested by AT&T to substantiate expenses submitted by Supplier for reimbursement.
1.0	GENERAL
AT&T’s Vendor Expense Policy (VEP) provides guidelines to be followed by all vendors of AT&T in requesting reimbursement for business travel, meals and other business related expense. Expenses outside this policy are not reimbursable.
The following principles apply to requests for expense reimbursement:
When spending money that is to be reimbursed, vendors must ensure that an AT&T Company (“Company”) receives proper value in return. Prudent and proper judgment must be used in reporting and approving business expenses.
The concept that a vendor and their employees are ‘entitled’ to certain types or amounts of expenditures while conducting business with the Company is erroneous. Personal expenditures reported for reimbursement should be billed exactly as they were incurred. The use of averages for any type expenditure or combination of expenditures is not permitted except as specifically provided or documented in a contract.
Every vendor and AT&T employee who certifies or approves the correctness of any voucher or bill should have reasonable knowledge that the expense and amounts are proper and reasonable. In the absence of the adoption of such policy, or existing contractual agreements, these guidelines are considered the minimum requirements for requesting reimbursement of Company funds.
Deviations from this VEP must be approved in writing by the sponsoring Senior Manager or Officer of a Company.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies
Employees should refer to the Section entitled “Payments” in the Schedule of Authorizations For Affiliates of AT&T, Inc. for appropriate vendor invoice authorization approval levels.
Receipts will be requested and reviewed for any unusual or out of the ordinary expenses or where the approver cannot make a reasonable determination on the propriety of the transaction without a receipt.
The origination of a given expenditure for business purposes is the responsibility of the vendor incurring the expense and the authorization of that expense is the responsibility of the appropriate level of AT&T management in accordance with the Schedule of Authorizations For Affiliates of AT&T, Inc.
1.1	Non-Reimbursable Expenses

The following is a list, although not all inclusive, of expenses considered not reimbursable:
•	Airline club membership fees, dues, or upgrade coupon

•	Barber/Hairstylist/Beautician Expenses

•	Car rental additional fees associated with high speed toll access programs and GPS devices

•	Car Washes

•	Credit card fees

•	Entertainment expenses

•	Expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel

•	Health Club and Fitness facilities

•	Hotel Safe rental

•	Upgrades on airline, hotel, or car rental fees

•	Tips for housekeeping and excessive tips, i.e., in excess of 15% to 18% of cost of meal or services, excluding tax

•	PC, cell phone, and other vendor support expenses (unless specifically authorized in the Agreement)

•	In-flight drinks or meals

•	Magazines & newspapers

•	Meals not consistent with AT&T’s Global Employee Expense Policy and or meals not directly required for doing business on the AT&T account (e.g., suppliers cannot voucher lunch with each other simply to talk about AT&T)

•	Expenses associated with spouses or other travel companions

•	Office expenses of vendors

•	Surcharges for providing fast service (not related to delivery charges such as Fedex, UPS, etc.). AT&T expects all vendors to complete the terms of contracts in the shortest period practicable. Charges for shortening the timeframe in which contracts are fulfilled are not permissible.

•	Expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel

•	Travel purchased with prepaid air passes.

•	Birthday cakes, lunches, balloons, and other personal celebration/recognition costs

•	Break-room supplies for the vendor, such as coffee, creamer, paper products, soft drinks, snack food
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies
•	Water (bottled or dispensed by a vendor), unless authorized for specific countries where it is recommended that bottled water be used

•	Clothing, personal care, and toiletries

•	Laundry (except when overnight travel is required for 7 or more consecutive nights)

•	Flight or rental car insurance

•	Flowers, cards and gifts

•	Hotel pay-per-view movies, Video Games and/or mini bar items

•	High speed internet access in hotels

•	Lost luggage

•	Traffic or Parking Fines

•	Tobacco Products

•	Medical supplies

•	Membership fees to exercise facilities or social/country clubs

•	Movies purchased while on an airplane

•	Phone usage on airline unless business emergency
Failure to comply with the above mentioned restrictions will result in the Company refusing payment of charges or pursuing restitution from the vendor.

2.0	RESPONSIBILITIES
2.1	Vendor’s Responsibility

AT&T’s sponsoring managers will ensure that vendors have been covered on this policy prior to incurring any expenditures. Vendors and their sponsoring AT&T managers are responsible for clarifying any questions or uncertainties they may have relative to reimbursable business expenses.

It is mandatory that financial transactions are recorded in a timely manner. Out-of-pocket business expenses for vendors that are not submitted for reimbursement within ninety (90) calendar days from the date incurred are considered non-reimbursable. Company managers who are responsible for approving reimbursable expenses of vendors should ensure that they are submitted and approved in a timely manner.
3.0	TRAVEL POLICY
Vendors must first consider the feasibility of using videoconferencing or teleconferencing as an alternative to travel. Travel that is to be reimbursed by AT&T should be incurred only as necessary and pre-approved by AT&T (unless otherwise authorized in the Agreement).
AT&T reserves the right to dispute any expense submittal and if not verifiable as valid may reject reimbursement. Reimbursements will be made to the vendor only after expenses are verified as valid.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies
3.1	Travel Authorization

Travel requiring overnight stays must be pre-approved by the sponsoring AT&T Senior Manager (5th level or above) and should be approved only if it is necessary for the vendor to travel to perform required work.

3.2	Travel Reservations

Vendors are expected to procure the most cost efficient travel arrangements, preferably equivalent to the AT&T discount rate. AT&T does not reimburse for travel purchased with prepaid air passes.

3.3	Travel Expense Reimbursement

Vendor travel expenses incurred for company business are reimbursable only as specified in these guidelines. Travel expenses may include the following:

transportation (airfare or other commercial transportation, car rental, personal auto mileage, taxi and shuttle service)
•	meals and lodging

•	parking and tolls

•	tips/porter service (if necessary and reasonable)
Vendors who stay with friends or relatives or other vendor employees while on a Company business trip will NOT be reimbursed for lodging, nor will they be reimbursed for expenditures made to reciprocate their hospitality by buying groceries, being host at a restaurant, etc.

The expense must be ordinary and necessary, not lavish or extravagant, in the judgment of the AT&T sponsoring management. Any reimbursement request must be for actual expenditures only.

3.4	Air Travel Arrangements

Vendors must select the lowest logical airfare (fares available in the market at the time of booking, preferably well in advance of the trip to attain the lowest possible airfare). Vendors shall book coach class fares for all domestic travel at all times. First class bookings are not reimbursable. Vendors can request business class when a single segment of flight time (“in air time” excluding stops, layovers and ground time) is greater than eight (8) hours providing that the relevant Company manager pre-approves.

3.5	Hotel Arrangements

AT&T has established Market-Based Room Rate Guidelines for vendors to reference when making hotel reservations in the United States (see Addendum A). U.S. vendors traveling outside the U.S. should reference the GSA, Government Per Diem as a guide: http://aoprals.state.gov/web920/per_diem.asp. Non-US vendors may use these dollar per diems as a guide, but any locally specified per diems will take precedence. Vendors are expected to abide by these guidelines when making hotel arrangements or use specified AT&T preferred hotels/maximum location rates or reasonably priced hotels outside of the U.S. The AT&T supplier manager can advise which hotel/max rate to use if there is a hotel in the location
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies
concerned. AT&T will only reimburse vendors up to the established room rate guideline/AT&T preferred hotel rate in each market, or for actual hotel lodging charges incurred, whichever is less.
Note: Vendors must indicate the number of room nights on the transaction line when invoicing for reimbursement of hotel expenses. Copies of all hotel bills must be made available for any invoice containing lodging charges.

3.6	Ground Transportation

While away from their home location overnight, vendors are expected to utilize rapid transit or local shuttle service. If the hotel provides a complimentary shuttle, vendors are to use this service before paying for transportation. If complimentary service is not provided a taxi or other local transportation is reimbursable as a business expense. Tips provided to taxi drivers cannot exceed 15% of the value of the total fare.

A rental car is appropriate when the anticipated business cost is less than that of other available public transportation. Except to the extent necessary to accommodate several travelers and/or luggage requirements, vendors will not be reimbursed for automobile rentals other than economy or mid-sized/intermediate models.

“Loss Damage Waiver” and “Extended Liability Coverage” are not considered reimbursable in the US. Prepaid fuel or refueling charges at the time of return are not reimbursable.

Rental cars should be refueled before returning to the rental company, since gas purchased through the rental company carries an expensive refueling service charge.

3.7	Use of Personal Vehicle

When use of personal vehicle is required, the currently locally approved mileage rate for miles driven for the business portion of the trip should be the maximum used to determine the amount to be reimbursed.

3.8	Parking

If airport parking is necessary, vendors must use long term parking facilities. Additional costs for short term, valet or covered parking are not reimbursable.

3.9	Entertainment

Entertainment expense is not reimbursable to vendors. Entertainment includes meal expense involving AT&T personnel, golf fees, tickets to events and related incidental expenses. Hotel charges for a pay-per-view movie, individual sightseeing tours, or other individual activities (e.g., golf, sporting event, movie, etc.) are not reimbursable.

3.10	Laundry and Cleaning

Reasonable laundry charges during business trips of seven (7) or more consecutive nights are reimbursable based on actual expenses incurred.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies
3.11	Communications

The actual cost of landline telephone calls for AT&T business are reimbursable. The use of AT&T products is required when available.

AT&T will not reimburse vendors for cell phone bills. With prior consent of the sponsoring AT&T Senior Manager, only individual calls that exceed a vendor’s rate plan that are necessary to conduct business for AT&T may be reimbursed.

Charges for high speed internet access are not reimbursable unless specifically approved in the contract.

3.12	Business Meals (Travel and Non-Travel)

Vendors are expected to find reasonably priced dining alternatives. As a general rule, vendors are expected to spend US $42.00 or less per day (or local currency equivalent) inclusive of tax and gratuity or to abide by the legally-specified per diem applicable in the vendor’s country. This includes all meals, beverages and refreshments purchased during the day. Requests for reimbursement should break out the amount for meals and list the related number of travel days. If breakfast is offered as part of the hotel accommodation rate, no additional reimbursement will be permitted for breakfast. Vendors may not submit expenses to cover meals or expenses for an AT&T employee, whether in a home location or on official travel.

AT&T managers authorizing invoices will be held accountable for ensuring that vendors are following this policy and are spending Company funds economically.

3.13	Flowers, Greeting Cards, Gifts and Incentive Awards

The cost of gifts, flowers, birthday lunches, or greeting cards is considered a personal expense and is not reimbursable. For example, vendors making a donation or providing a gift for a fund-raiser for AT&T may not submit such an expense to AT&T for reimbursement.

3.14	Loss or Damage to Personal Property

The Company assumes no responsibility for loss or damage to a vendor’s personal property during business functions or hours.

3.15	Publications

Subscriptions to or purchases of magazines, newspapers and other publications are not reimbursable.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies
Addendum AAT&T U.S. 2009 Hotel Room Rate Only Guidelines
This Chart applies to the U.S. locations. For Travel outside of the U.S., travelers should exercise prudent judgment and select reasonably priced hotels, based on local market conditions. Employees traveling outside the U.S. should reference the GSA, Government Per Diems as a guide http://aoprals.state.gov/web920/per_diem.asp. U.S. Cities not listed on this Hotel Room Rate Only Guideline Matrix, default to $110.00 nightly rate. On occasion an AT&T Preferred Property may exceed the rate guideline for a season (s) or particular city, but has been added due to demand within the market. However, if an alternate Preferred Property within the guideline is offered it should be accepted when available. You may select the Preferred Property that is over the Guideline if it is the option that is available, selecting the appropriate reason code.

		2009			2009			2009			2009
City	St	Guide	City	St	Guide	City	St	Guide	City	St	Guide
Anchorage	AK	$200	Boulder	CO	$185	South Bend	IN	$120	Rockville Center	NY	$140
Fairbanks	AK	$150	Colorado Springs	CO	$125	Merriam	KS	$90	Syracuse	NY	$150
Glennallen	AK	$135	Denver	CO	$185	Overland Park	KS	$90	Vestal	NY	$140
Ketchikan	AK	$155	Englewood	CO	$165	Shawnee	KS	$120	White Plains	NY	$250
Kodiak	AK	$140	Greenwood Village	CO	$165	Topeka	KS	$90	Woodbury	NY	$125
Birmingham	AL	$120	Glastonbury	CT	$135	Covington	KY	$140	Tarrytown	NY	$200
Decatur	AL	$90	Hartford	CT	$200	Louisville	KY	$135	Beachwood	OH	$125
Hoover	AL	$125	Meriden	CT	$90	Covington	LA	$90	Boardman	OH	$95
Huntsville	AL	$140	New Haven	CT	$155	Metairie	LA	$140	Centerville	OH	$90
Montgomery	AL	$95	New London	CT	$95	Monroe	LA	$90	Cleveland	OH	$125
Mobile	AL	$120	Rocky Hill	CT	$120	New Orleans	LA	$140	Columbus	OH	$120
Tuscaloosa	AL	$95	Stamford	CT	$185	Vidalia	LA	$90	Dublin	OH	$120
Bryant	AR	$90	Washington	DC	$300	Boston	MA	$300	Fairborn	OH	$90
El Dorado	AR	$95	Wilmington	DE	$185	Burlington	MA	$135	Mayfield Village	OH	$95
Fayetteville	AR	$90	Altamonte Springs	FL	$120	Cambridge	MA	$279	Niles	OH	$90
Fort Smith	AR	$95	Boynton Beach	FL	$120	Dedham	MA	$150	North Olmsted	OH	$120
Hardy	AR	$70	Dania Beach	FL	$120	Framingham	MA	$165	Orange Village	OH	$90
Little Rock	AR	$135	Fort Lauderdale	FL	$135	Lowell	MA	$120	Perrysburg	OH	$90
Mountain Home	AR	$70	Jacksonville	FL	$135	Marlborough	MA	$150	Reynoldsburg	OH	$70
North Littlerock	AR	$70	Kendall	FL	$120	Natick	MA	$165	Richfield	OH	$90
Pine Bluff	AR	$70	Key Largo/Tavernier	FL	$135	Stoughton	MA	$165	Moore	OK	$90
Rogers	AR	$90	Key West	FL	$200	Baltimore	MD	$250	Oklahoma City	OK	$120
Russellville	AR	$90	Lake City	FL	$90	Columbia	MD	$165	Owasso	OK	$90
Springdale	AR	$90	Lake Mary	FL	$95	Greenbelt	MD	$185	Ponca City	OK	$70
VanBuren	AR	$90	Lakeland	FL	$135	Linthicum Heights	MD	$140	Coos Bay	OR	$70
Chandler	AZ	$135	Marathon	FL	$135	Portland	ME	$120	Portland	OR	$165
Mesa	AZ	$135	Maitland	FL	$120	Battlecreek	MI	$90	Tigard	OR	$135
Phoenix	AZ	$120	Miami	FL	$165	Canton	MI	$90	Allentown	PA	$95
Rio Rico	AZ	$90	Miami Beach	FL	$165	Dearborn	MI	$95	Audubon	PA	$125
Scottsdale	AZ	$185	Orlando	FL	$125	Detroit	MI	$125	Bensalem	PA	$90
Tempe	AZ	$165	Palm Beach	FL	$165	Farmington Hills	MI	$90	Coraopolis	PA	$120
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies

		2009			2009			2009			2009
City	St	Guide	City	St	Guide	City	St	Guide	City	St	Guide
Tucson	AZ	$125	Plantation	FL	$120	Holland	MI	$70	Essington	PA	$125
Yuma	AZ	$120	Saint Augustine	FL	$135	Livonia	MI	$90	Glen Mills	PA	$140
Anaheim	CA	$125	Sunrise	FL	$120	Marquette	MI	$90	Harrisburg	PA	$120
Buena Park	CA	$125	Tallahassee	FL	$125	Novi	MI	$95	King of Prussia	PA	$140
Burbank	CA	$150	Tamarac	FL	$135	Port Huron	MI	$70	Philadelphia	PA	$176
Burlingame	CA	$150	Tampa	FL	$140	Saginaw	MI	$90	Pittsburgh	PA	$185
Cerritos	CA	$150	West Palm Beach	FL	$185	Southfield	MI	$135	Wayne	PA	$140
Chico	CA	$90	Albany	GA	$90	Walker	MI	$90	Anderson	SC	$95
City of Industry	CA	$125	Alpharetta	GA	$150	Warren	MI	$90	Charleston	SC	$120
Clovis	CA	$90	Athens	GA	$95	Baxter	MN	$90	Duncan	SC	$90
Concord	CA	$140	Atlanta	GA	$160	Bloomington	MN	$120	Florence	SC	$90
Coronado	CA	$350	Augusta	GA	$120	Deluth	MN	$110	Myrtle Beach	SC	$150
Costa Mesa	CA	$125	Brunswick	GA	$120	Minneapolis	MN	$185	Brentwood	TN	$120
Cupertino	CA	$185	Carrollton	GA	$90	St. Paul	MN	$150	Crossville	TN	$70
Del Mar	CA	$150	Columbus	GA	$120	Bridgeton	MO	$120	Knoxville	TN	$90
Dublin	CA	$120	Dublin	GA	$90	Columbia	MO	$90	Franklin	TN	$120
El Segundo	CA	$185	Duluth	GA	$120	Earth City	MO	$90	Memphis	TN	$125
Emeryville	CA	$165	Dunwoody	GA	$90	Fenton	MO	$90	Johnson City	TN	$95
Escondido	CA	$90	Griffin	GA	$90	Festus	MO	$70	Knoxville	TN	$90
Eureka	CA	$120	Lawrenceville	GA	$90	Jefferson City	MO	$95	Memphis	TN	$125
Garden Grove	CA	$125	Lithia Springs	GA	$90	Joplin	MO	$70	Nashville	TN	$120
North Glendale	CA	$200	Macon	GA	$70	Kansas City	MO	$135	Abilene	TX	$90
Hayward	CA	$90	Newnan	GA	$90	Kirkwood	MO	$90	Addison	TX	$140
Hollywood	CA	$185	Norcross	GA	$90	Lees Summit	MO	$90	Arlington	TX	$125
Irvine	CA	$165	Peachtree City	GA	$120	Maryland Heights	MO	$120	Austin	TX	$120
La Jolla	CA	$155	Savannah	GA	$135	Saint Charles	MO	$95	Beaumont	TX	$95
Livermore	CA	$125	Roswell	GA	$90	Saint Louis	MO	$120	Corpus Christi	TX	$120
Long Beach	CA	$185	Tifton	GA	$90	Springfield	MO	$90	Dallas	TX	$140
Los Angeles	CA	$185	Warner Robins	GA	$70	Jackson	MS	$120	Frisco	TX	$120
Merced	CA	$125	Honolulu	HI	$230	McComb	MS	$90	Houston	TX	$135
Milpitas	CA	$150	Kailua Kona	HI	$150	Natchez	MS	$70	Irving	TX	$140
Modesto	CA	$125	Kihei	HI	$200	Ocean Springs	MS	$90	Lubbock	TX	$90
Montebello	CA	$125	Waikoloa	HI	$200	Tupelo	MS	$90	Mcallen	TX	$90
Napa	CA	$165	Desmoines	IA	$135	Asheville	NC	$120	Midland	TX	$90
Ontario	CA	$120	Johnston	IA	$120	Carolina Beach	NC	$120	Plano	TX	$150
Orange	CA	$125	Urbandale	IA	$90	Charlotte	NC	$135	Richardson	TX	$120
Pasadena	CA	$185	Ammon	ID	$90	Durham	NC	$150	San Antonio	TX	$150
Petaluma	CA	$90	Alsip	IL	$90	Gastonia	NC	$90	Texarkana	TX	$90
Pleasanton	CA	$125	Arlington Heights	IL	$120	Goldsboro	NC	$90	Tyler	TX	$90
Rancho Cordova	CA	$155	Barrington	IL	$70	Morrisville	NC	$120	Waxahachie	TX	$90
Riverside	CA	$90	Bedford Park	IL	$150	Raleigh	NC	$115	The Woodlands	TX	$135
Rocklin	CA	$135	Bourbonnais	IL	$90	Omaha	NE	$90	Salt Lake City	UT	$135
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 4 — AT&T’s Expense Guide and Policies

		2009			2009			2009			2009
City	St	Guide	City	St	Guide	City	St	Guide	City	St	Guide
Rosemead	CA	$140	Champaign	IL	$135	Basking Ridge	NJ	$185	Arlington	VA	$210
Sacramento	CA	$135	Chicago	IL	$165	Bernardsville	NJ	$200	Chantilly	VA	$200
Salinas	CA	$150	Danville	IL	$90	Bridgewater	NJ	$210	Chester	VA	$135
San Carlos	CA	$90	Danville	IL	$90	Cranbury	NJ	$140	Dulles	VA	$230
San Diego	CA	$155	Downers Grove	IL	$90	Eatontown	NJ	$120	Fairfax	VA	$200
San Francisco	CA	$230	Elmhurst	IL	$135	Edison	NJ	$140	Falls Church	VA	$200
San Gabriel	CA	$140	Fairview Heights	IL	$90	Elizabeth	NJ	$165	Glen Allen	VA	$125
San Jose	CA	$135	Glenview	IL	$70	Fair Lawn	NJ	$165	Hampton	VA	$135
San Luis Obispo	CA	$120	Gurnee	IL	$90	Florham Park	NJ	$185	Herndon	VA	$210
San Mateo	CA	$200	Hoffman Estates	IL	$110	Iselin	NJ	$140	Norfolk	VA	$135
San Rafael	CA	$125	Lincolnshire	IL	$185	Mahwah	NJ	$185	Richmond	VA	$135
San Ramon	CA	$185	Lisle	IL	$140	Morristown	NJ	$200	Sandston	VA	$135
Santa Ana	CA	$125	Naperville	IL	$120	Newark	NJ	$165	Sterling	VA	$210
Santa Clara	CA	$185	Northbrook	IL	$135	Paramus	NJ	$185	Tysons Corner	VA	$230
Santa Monica	CA	$250	Ofallon	IL	$70	Parsippany	NJ	$200	Vienna	VA	$210
South San Francisco	CA	$135	Palatine	IL	$90	Piscataway	NJ	$165	Bellevue	WA	$185
Stevenson Ranch	CA	$90	Peoria	IL	$90	Princeton	NJ	$140	Bothell	WA	$135
Stockton	CA	$95	Rockford	IL	$120	Ramsey	NJ	$90	Kirkland	WA	$210
Susanville	CA	$90	Rolling Meadows	IL	$90	Red Bank	NJ	$140	Lynnwood	WA	$140
Temecula	CA	$135	Rosemont	IL	$140	Saddle Brook	NJ	$165	Redmond	WA	$150
Torrance	CA	$120	Schaumburg	IL	$125	Saddle River	NJ	$200	Seattle	WA	$185
Ukiah	CA	$90	Springfield	IL	$90	Short Hills	NJ	$165	Spokane	WA	$120
Universal City	CA	$185	Vernon Hills	IL	$90	Somerset	NJ	$135	Tacoma	WA	$200
Valencia	CA	$135	Westmont	IL	$90	Teaneck	NJ	$300	Tukwila	WA	$185
Van Nuys	CA	$120	Willowbrook	IL	$95	Tinton Falls	NJ	$150	Woodinville	WA	$185
Walnut Creek	CA	$165	Bloomington	IN	$90	Warren	NJ	$165	Green Bay	WA	$90
Watsonville	CA	$90	Carmel	IN	$120	Whippany	NJ	$230	Kenosha	WA	$90
West Sacramento	CA	$90	Columbus	IN	$90	Woodcliff Lake	NJ	$200	Kimberly	WI	$90
Willits	CA	$90	Fishers	IN	$95	Henderson	NV	$160	Madison	WI	$95
Woodland	CA	$90	Indianaplis	IN	$140	Las Vegas	NV	$150	Mukwonago	WI	$70
Yorba Linda	CA	$95	Muncie	IN	$70	Pahrump	NV	70	Oshkosh	WI	$90
						Reno	NV	$135	Pewaukee	WI	$95
						Albany	NY	$140	Waukesha	WI	$70
						Cheektowaga	NY	$125	Wauwatosa	WI	$70
						Fishkill	NY	$155	Beckley	WV	$90
						Jamaica	NY	$165	Charleston	WV	$90
						New York	NY	$350	Hurricane	WV	$90
						Plainview	NY	$200
						Rochester	NY	$165
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 5 — Non-Disclosure Agreement
NON-DISCLOSURE AGREEMENT
THIS AGREEMENT (the “Agreement”), effective on the date when signed by the last Party (“Effective Date”), is between AT&T Services, Inc., a Delaware corporation, on behalf of itself and its Affiliates (collectively “AT&T”), and <Receiving Party>, a                                          corporation, on behalf of itself and its Affiliates (collectively the “Receiving Party”). Each Party may be referred to in the singular as “Party” or in the plural as “the Parties” to this Agreement.
The Parties agree as follows:
1.	In connection with ongoing discussions or negotiations between AT&T and the Receiving Party concerning <!Project Name!> (the “Project”), AT&T may find it beneficial to disclose to the Receiving Party certain confidential or proprietary information in written, oral or other tangible or intangible forms, which may include, but is not limited to, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, tracings, diagrams, models, samples, flow charts, data, computer programs, disks, diskettes, tapes, marketing plans, customer names and other technical, financial or business information (individually and collectively, “Information”). Information provided by AT&T shall be deemed to be confidential and proprietary unless otherwise exempt as specified below.

2.	The Receiving Party understands that, except as otherwise agreed in writing, the Information which it may receive concerning AT&T’s future plans with respect to the Project is tentative and is not intended to represent firm decisions concerning the implementation of such plans. Information provided by AT&T does not represent a commitment to purchase or otherwise acquire any products or services from the Receiving Party. If AT&T desires to purchase or otherwise acquire any products or services from the Receiving Party, the Parties will execute a separate written Agreement to govern such transactions.

3.	The Receiving Party shall:
a.	hold such Information in confidence with the same degree of care with which the Receiving Party protects its own confidential or proprietary Information, but no less than reasonably prudent care;

b.	restrict disclosure of the Information solely to its employees, contractors and agents with a need to know such Information, advise those persons of their obligations hereunder with respect to such Information, and assure that such persons are bound by obligations of confidentiality no less stringent than those imposed in this Agreement;

c.	use the Information only as needed for the purposes of the Project;

d.	except for the purposes of the Project, not copy, distribute, or otherwise use such Information or knowingly allow anyone else to copy, distribute, or otherwise use such Information, and any and all copies shall bear the same notices or legends, if any, as the originals; and

e.	upon request or completion of Receiving Party’s responsibilities with respect to the Project, promptly return to the AT&T all Information that is in tangible form; as to Information that was disclosed in or is stored intangible form, including, but not limited to electronic mail or
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 5 — Non-Disclosure Agreement
other electronic communications, upon request by AT&T, the Receiving Party shall certify in writing within five (5) business days to AT&T that all such Information has been destroyed or, if the Information was recorded on an erasable storage medium, that Disclosing Party has used reasonable efforts to erase all such Intangible Information.
4.	The Receiving Party possessing or receiving Information shall have no obligation to preserve the confidential or proprietary nature of any Information which:
a.	was already known to the Receiving Party free of any obligation to keep it confidential at the time of its disclosure by AT&T as evidenced by the Receiving Party’s written records prepared prior to such disclosure; or

b.	is or becomes publicly known through no wrongful act of the Receiving Party; or

c.	is rightfully received from a third person having no direct or indirect secrecy or confidentiality obligation to AT&T with respect to such Information; or

d.	is independently developed by an employee, contractor or agent of the Receiving Party or another party not associated with the Project and who did not have any direct or indirect access to the Information, as evidenced by the Receiving Party’s written records; or

e.	is approved for release by written authorization by AT&T; or

f.	it is required to disclose pursuant to an order of a duly empowered government agency or a court of competent jurisdiction, provided due notice and an adequate opportunity to intervene is given to AT&T, unless such notice is prohibited by such order, in which case, the Receiving Party shall disclose only such Information as is required and will use its reasonable efforts to obtain confidential treatment for any Information that is so disclosed.
5.	This Agreement shall apply to all Information relating to the Project disclosed by AT&T and shall continue for a period of five (5) years thereafter. The term of this Agreement is three (3) years from the above stated Effective Date.

6.	The Information shall be deemed the property of AT&T, who exclusively shall retain all rights to such Information. Nothing contained in this Agreement shall be construed as granting or conferring any patent, copyright, trademark or other proprietary rights by license or otherwise in any such Information to the Receiving Party, except for the right to use such Information in accordance with this Agreement.

7.	This Agreement shall benefit and be binding upon the Parties hereto and their respective Affiliates, successors and assigns. For the purposes of this Agreement, the term “Affiliate” means (1) a company, whether incorporated or not, which owns, directly or indirectly, a majority interest in either Party (a “parent company”), and (2) a company, whether incorporated or not, in which a fifty percent (50%) or greater interest is owned, either directly or indirectly, by (i) either Party or (ii) a parent company.

8.	NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, AT&T MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY NATURE WHATSOEVER WITH RESPECT TO ANY INFORMATION FURNISHED HEREUNDER, INCLUDING,
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 5 — Non-Disclosure Agreement
WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR AGAINST INFRINGEMENT.

9.	In the event the Receiving Party discloses, disseminates, or releases any confidential or proprietary Information received from AT&T, except as provided in Section 4, such disclosure, dissemination, or release shall be deemed a material breach of this Agreement. In the event of such breach, AT&T may demand prompt return of all confidential and proprietary Information previously provided to the Receiving Party and terminate this Agreement. The provisions of this Section are in addition to any other legal rights or remedies AT&T may have in law or in equity.

10.	This Agreement may only be changed or supplemented by a written amendment signed by authorized representatives of the Parties to this Agreement.

11.	This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, irrespective of its choice of law principles. Both Parties agree to comply with all laws, including, but not limited to, laws and regulations regarding the export of information outside the United States. The Receiving Party will not knowingly transmit, directly or indirectly, in whole or in part, any Information of AT&T, or export, directly or indirectly, any product of the Information in contravention of the laws of the United States or the laws of any other country governing the aforesaid activities. The Receiving Party will not transfer any Information received hereunder or any product made using such Information to any country prohibited from receiving such data or product by the U.S. Department of Commerce Export Administration Regulations without first obtaining a valid export license and written consent of AT&T. In the event the Receiving Party violates the foregoing, the Receiving Party shall defend, indemnify, and hold harmless AT&T from and against any claim, loss, liability, expense or damage including fines or legal fees, incurred by AT&T with respect to the export or re-export activities contrary to the foregoing. Notwithstanding any other provision of this Agreement or any Supplement attached hereto, this Section shall survive any termination or expiration of this Agreement and any Supplements attached hereto.

12.	Original signature transmitted and received via facsimile or other electronic transmission of a scanned document, (e.g. .pdf or similar format) are true and valid signatures for all purposes hereunder and shall bind the parties to the same extent as that of an original signature. This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute only one document.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 5 — Non-Disclosure Agreement
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed, which may be in duplicate counterparts, each of which will be deemed to be an original instrument.

AT&T Services, Inc.

By:		By:

	Name:		Name:
	Title:		Title:
Date:		Date:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 6 — Amdocs NDA
NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT
THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT (“Agreement”) is made as of the ______ day of _____________, 200_
BY AND BETWEEN:
AMDOCS, INC., a company organized and existing under the laws of the State of Delaware (hereinafter referred to as “AMDOCS”);
AND
______________________, a ______________________ [corporation, partnership, etc.] organized and existing under the laws of ____________________ (hereinafter referred to as the “Receiving Party”).
WHEREAS, AMDOCS (or any of its affiliated companies) is the owner and/or the author of and/or has the right to license certain valuable proprietary routines, computer programs, documentation, trade secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, all of which, including any related ideas and look-and-feel, when and as provided to Receiving Party in connection with this Agreement and the Consulting Services are referred to in this Agreement as “the AMDOCS Proprietary Information”; and
WHEREAS, AMDOCS has been engaged by AT&T Services, Inc. (hereinafter referred to as “AT&T”) to provide certain information technology services to AT&T; and
WHEREAS, the Receiving Party has been engaged as a ______________________ [subcontractor, consultant, vendor, etc.] by AT&T for ________________________ (add description of services) (hereinafter referred to as the “Consulting Services”); and
WHEREAS, AT&T has asked AMDOCS to allow the Receiving Party access to the AMDOCS Proprietary Information for the purpose of being provided with the Consulting Services; and
WHEREAS, AMDOCS agrees to provide the Receiving Party with the requested access to the AMDOCS Proprietary Information or to permit AT&T to provide such access to the AMDOCS Proprietary Information, but only subject to the Receiving Party first becoming obligated to confidentiality by signing this Agreement; and
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 6 — Amdocs NDA
WHEREAS, AMDOCS and the Receiving Party wish to evidence by this Agreement the manner in which the AMDOCS Proprietary Information will be treated;
NOW, THEREFORE, the parties agree as follows:
1.	The Receiving Party agrees to hold strictly confidential the AMDOCS Proprietary Information and shall not copy, distribute, disseminate or otherwise disclose the AMDOCS Proprietary Information to anyone other than to employees of AT&T or the Receiving Party who have a need to know such information for purposes of providing the Consulting Services.

2.	Furthermore, the Receiving Party hereby undertakes:
(a)	not to use the AMDOCS Proprietary Information for any purposes other than the Consulting Services;

(b)	not to make the AMDOCS Proprietary Information available to, nor to permit its use by, any third party, directly or indirectly, with the exception of AT&T as aforesaid;

(c)	not to sell, grant or in any other way enable any third party to use the AMDOCS Proprietary Information;

(d)	without derogating from the foregoing, during the term of this Agreement, not to use the AMDOCS Proprietary Information:
(i)	for itself or any third party other than for AT&T and the Eligible Recipients (as defined in that certain Information Technology Services Agreement between AT&T and AMDOCS dated [Note: fill in Effective Date, 2007 (as it may have been amended, the “ITSA”)) in connection with the performance of the Consulting Services and consistent with the use of such AMDOCS Proprietary Information contemplated under Section 6.9 of the ITSA;

(ii)	in competing with AMDOCS in the area of selling or licensing software system(s); and/or

(iii)	in operating a service bureau for others;
and

(e)	that its personnel who receive access to the AMDOCS Proprietary Information will not: (i) use the name of AMDOCS in any marketing materials, publicity materials or materials submitted to a client or prospective client, except for AT&T, without the prior written consent of AMDOCS; (ii) disclose to any third parties that they have any familiarity with or knowledge of the AMDOCS Proprietary Information disclosed under this Agreement; and (iii) disparage AMDOCS, its products or services.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 6 — Amdocs NDA
3.	Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Consulting Services and/or at the request of AMDOCS, the Receiving Party shall:
(a)	return to AMDOCS any document or other material in tangible form in its possession being part of the AMDOCS Proprietary Information; and/or

(b)	destroy any document or other material in tangible form that contains the AMDOCS Proprietary Information together with proprietary information of AT&T; and

(c)	confirm such return and/or destruction in writing to AMDOCS.
4.	Disclosure of the AMDOCS Proprietary Information to the Receiving Party may be made in writing, in any tangible form, or electronically or orally.

5.	Disclosure of the AMDOCS Proprietary Information to the Receiving Party shall in no way serve to create, on the part of the Receiving Party, a license to use, or any proprietary right in, the AMDOCS Proprietary Information or in any other proprietary product, trade mark, copyright or other right of AMDOCS.

6.	Any use by the Receiving Party of the AMDOCS Proprietary Information permitted under this Agreement is conditioned upon the Receiving Party first taking the safeguards and measures required to secure the confidentiality of such information as required by this Agreement. Without limiting the generality of the foregoing, the Receiving Party shall draw to the attention of its employees who shall have access to the AMDOCS Proprietary Information all the obligations contained in this Agreement, and shall cause each such employee to be bound by confidentiality obligations substantially similar to those herein.

7.	The confidentiality obligations of the Receiving Party regarding the AMDOCS Proprietary Information shall not apply to such information which:
(a)	becomes publicly available without fault on the part of the Receiving Party;

(b)	is lawfully obtained by the Receiving Party from any source other than AMDOCS or AT&T free of any obligation to keep it confidential;

(c)	is previously known to the Receiving Party without an obligation to keep it confidential, as can be substantiated by written records;

(d)	is expressly released in writing from such obligations by AMDOCS;

(e)	is independently developed by the Receiving Party without reference to the AMDOCS Proprietary Information; or

(f)	is required to be disclosed pursuant to law, regulation, judicial or administrative order or request by a governmental or other entity authorized by law to make such
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 6 — Amdocs NDA
request; provided, however, that the Receiving Party first notifies AMDOCS to enable it to seek relief from such requirement, and renders reasonable assistance requested by AMDOCS (at AMDOCS’ expense) in connection therewith.
8.	This Agreement shall be in full force and effect for a period commencing on the date first stated above and ending either four (4) years after the conclusion of the Consulting Services referred to herein or five (5) years from the date of the last disclosure, whichever occurs later.

9.	In the event that a copy of any part of the AMDOCS Proprietary Information cannot be returned as a result of physical impossibility, such copy shall be promptly destroyed and such destruction shall be certified in writing by the Receiving Party. The provisions of this paragraph are in addition to any other legal or equitable rights and remedies that AMDOCS may have.
10.	(a)	The Receiving Party acknowledges that a breach of this Agreement may cause AMDOCS extensive and irreparable harm and damage, and agrees that AMDOCS shall be entitled to seek injunctive relief to prevent use or disclosure of the AMDOCS Proprietary Information not authorized by this Agreement, in addition to any other remedy available to AMDOCS under applicable law.

	(b)	Furthermore, the Receiving Party hereby acknowledges that any breach of this Agreement may cause the termination of its engagement by AT&T and/or the provision of the Consulting Services as a result of AMDOCS’ activities to protect its rights under this Agreement, and agrees that it shall have no recourse or claim of action against AMDOCS and/or AT&T based upon or in connection with such activities.
11.	This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

12.	If, however, any provision of this Agreement is determined to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties hereby agree to cooperate with each other to replace the invalid or unenforceable provision with a valid and enforceable provision which will achieve the same result (to the maximum legal extent) as the provision determined to be invalid or unenforceable.

13.	The validity, performance, construction and effect of this Agreement shall be governed by the laws of New York, without giving effect to its provisions regarding conflict of laws.
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 6 — Amdocs NDA
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

AMDOCS, INC.
(“Receiving Party”)		(“AMDOCS”)

By		By:

	Name:		Name:
	Title:		Title:
Date:		Date:
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 7B — Background Checks — U.S.
Exhibit 7B
Background Checks — U.S.
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of six pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

Agreement Number: 20070413.019.A.007
Exhibit 7(C) — Background Checks — Non-US
Exhibit 7(C)
Background Checks — Non-U.S.
Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of nine pages were omitted. [**]
RESTRICTED — PROPRIETARY INFORMATION
The information contained herein is for use by authorized employees of AT&T, Amdocs and their Affiliated Companies only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.